UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Form 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16

UNDER THE SECURITIES EXCHANGE ACT OF 1934

FOR THE MONTH OF JUNE 2021

COMMISSION FILE NUMBER: 333-04906

SK Telecom Co., Ltd.

(Translation of registrant’s name into English)

65, Eulji-ro, Jung-gu

Seoul 04539, Korea

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F  ☒             Form 40-F  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ☐

Note: Regulation S-T Rule 101(b)(1) only permits the submission in paper of a Form 6-K if submitted solely to provide an attached annual report to security holders.

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ☐

Note: Regulation S-T Rule 101(b)(7) only permits the submission in paper of a Form 6-K if submission to furnish a report or other document that the registration foreign private issuer must furnish and make public under the laws of the jurisdiction in which the registrant is incorporated, domiciled or legally organized (the registrant’s “home country”), or under the rules of the home country exchange on which the registrant’s securities are traded, as long as the report or other document is not a press release, is not required to be and has not been distributed to the registrant’s security holders, and if discussing a material event, has already been the subject of a Form 6-K submission or other Commission filing on EDGAR.

QUARTERLY BUSINESS REPORT

(From January 1, 2021 to March 31, 2021)

THIS IS A SUMMARY OF THE QUARTERLY BUSINESS REPORT ORIGINALLY PREPARED IN KOREAN WHICH IS IN SUCH FORM AS REQUIRED BY THE KOREAN FINANCIAL SERVICES COMMISSION.

IN THE TRANSLATION PROCESS, SOME PARTS OF THE REPORT WERE REFORMATTED, REARRANGED OR SUMMARIZED FOR THE CONVENIENCE OF READERS.

ALL REFERENCES TO THE “COMPANY” SHALL MEAN SK TELECOM CO., LTD. AND, UNLESS THE CONTEXT OTHERWISE REQUIRES, ITS CONSOLIDATED SUBSIDIARIES. REFERENCES TO “SK TELECOM” SHALL MEAN SK TELECOM CO., LTD., BUT SHALL NOT INCLUDE ITS CONSOLIDATED SUBSIDIARIES.

UNLESS EXPRESSLY STATED OTHERWISE, ALL INFORMATION CONTAINED HEREIN IS PRESENTED ON A CONSOLIDATED BASIS IN ACCORDANCE WITH THE INTERNATIONAL FINANCIAL REPORTING STANDARDS ADOPTED FOR USE IN KOREA (“K-IFRS”) WHICH DIFFER IN CERTAIN RESPECTS FROM GENERALLY ACCEPTED ACCOUNTING PRINCIPLES IN CERTAIN OTHER COUNTRIES, INCLUDING THE UNITED STATES. THE COMPANY HAS MADE NO ATTEMPT TO IDENTIFY OR QUANTIFY THE IMPACT OF THESE DIFFERENCES.

I.	COMPANY OVERVIEW

1.    Company Overview

The Company’s quarterly business report for the three months ended March 31, 2021 includes the following consolidated subsidiaries:

Name	Date of Establishment	Principal Business	Total Assets as of Dec. 31, 2020 (millions of Won)	Material Subsidiary*
SK Telink Co., Ltd.	Apr. 9, 1998	Telecommunication services and satellite broadcasting services	176,872	Material
SK Communications Co., Ltd.	Sept. 19, 1996	Internet portal and other Internet information services	45,584
SK Broadband Co., Ltd.	Sept. 26, 1997	Fixed-line telecommunication services, multimedia and Internet protocol TV (“IPTV”) services	5,765,808	Material
PS&Marketing Co., Ltd.	Apr. 3, 2009	Sale of telecommunication devices	470,521	Material
Service Ace Co., Ltd.	Jun. 10, 2010	Customer center management services	96,258	Material
Service Top Co., Ltd.	Jun. 11, 2010	Customer center management services	69,496
SK O&S Co., Ltd. (formerly known as Network O&S Co., Ltd.)	Jun. 14, 2010	Network maintenance services	88,633	Material
SK Telecom China Holdings Co., Ltd.	Jul. 12, 2007	Investment (holding company)	48,684
SK Global Healthcare Business Group, Ltd.	Sept. 14, 2012	Investment (SPC)	2,675
YTK Investment Ltd.	Jul. 1, 2010	Investment	3,218
Atlas Investment	Jun. 24, 2011	Investment	128,039	Material
SKT Americas, Inc.	Dec. 29, 1995	Information collection and management consulting services	24,985
One Store Co., Ltd.	Mar. 1, 2016	Contents distribution	243,442	Material
SK Planet Co., Ltd.	Oct. 1, 2011	Telecommunication and platform services	536,981	Material
Eleven Street Co., Ltd.	Sept. 1, 2018	E-commerce and Internet-related services	999,225	Material
Dreamus Company (formerly known as Iriver Ltd.)	Jan. 20, 1999	Online music services	171,931	Material
ADT CAPS Co., Ltd. (formerly known as SK Infosec Co., Ltd.)	Jun. 26, 2000	Information security services	3,792,573	Material
Quantum Innovation Fund I	Dec. 3, 2018	Investment	25,354
SK telecom Japan Inc.	Mar. 1, 2018	Information collection and management consulting services	8,720
id Quantique Ltd.	Oct. 29, 2001	QRNG technology development	41,287
SK Telecom TMT Investment Corp.	Jan. 4, 2019	Investment	154,729	Material
FSK L&S Co., Ltd.	Oct. 20, 2016	Logistics consulting services	35,259
Incross Co., Ltd.	Aug. 13, 2007	Advertising agency services	177,694	Material

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Name	Date of Establishment	Principal Business	Total Assets as of Dec. 31, 2020 (millions of Won)	Material Subsidiary*
Happy Hanool Co., Ltd.	Aug. 8, 2019	Services	671
SK stoa Co., Ltd.	Dec. 1, 2017	Commercial retail data broadcasting channel services	107,982	Material
Broadband Nowon Broadcasting Co., Ltd.	Jun. 15, 2001	Cable broadcasting services	23,227
T map Mobility Co., Ltd.	Dec. 29, 2020	Database and online information services	170,381	Material
SK M&Service Co., Ltd.	Feb. 10, 2000	Database and online information services	129,738	Material
SK Planet Global Holdings Pte. Ltd.	Aug. 10, 2012	Investment (holding company)	361
SKP America LLC	Jan. 27, 2012	Digital contents sourcing services	43,826
K-net Culture and Contents Venture Fund	Nov. 24, 2008	Investment partnership	377,863	Material
Iriver Enterprises Ltd.	Jan. 14, 2004	Management of Chinese subsidiary	171
Iriver China Co., Ltd.	Jun. 24, 2004	Electronic device manufacturing	525
DongGuan Iriver Electronics Co., Ltd.	Jul. 6, 2006	Electronic device manufacturing	3
Life Design Company Inc.	June 25, 2008	Merchandise business	5,097
SKinfosec Information Technology (wuxi) Co., Ltd.	Aug. 21, 2019	System software development and supply services	8,285
CAPSTEC Co., Ltd.	Jan. 1, 2005	Manned security services	36,845
Home & Service Co., Ltd.	Jun. 5, 2017	Information and telecommunication network maintenance	124,197	Material
Media S Co., Ltd.	—	Movie, video and broadcasting program production	—
Panasia Semiconductor Materials LLC	May 12, 2020	Trust services and joint investment	39,015
SK Planet Japan, K. K.	Mar. 14, 2012	Digital contents sourcing services	414
id Quantique LLC	Sept. 1, 2018	Quantum information and communications services	6,096
FSK L&S (Shanghai) Co., Ltd.	Jul. 29, 2010	International cargo transportation agent	34,922
FSK L&S (Hungary) Co., Ltd.	Sept. 13, 2019	International cargo transportation agent	8,605
FSK L&S Vietnam Company Limited	May 5, 2020	International cargo transportation agent	1,540
Infra Communications Co., Ltd.	Aug. 1, 2017	Service operations	2,156
Mindknock Co., Ltd.	Jan. 23, 2018	Information services	317
UT LLC	Apr. 1, 2021	Database and online information services	—
SK Telecom Innovation Fund, L.P.	Jan. 15, 2016	Investment	71,846
SK Telecom China Fund I L.P.	Sept. 14, 2011	Investment	14,193

*	“Material Subsidiary” means a subsidiary with total assets of Won 75 billion or more as of the end of the previous fiscal year.

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Changes in subsidiaries during the three months ended March 31, 2021 are set forth below.

Change	Name	Remarks
Additions	Media S Co., Ltd.	Newly established by SK Broadband Co., Ltd.
	UT LLC	Newly established by T map Mobility Co., Ltd.
Exclusions	ADT CAPS Co., Ltd.	Merged into ADT CAPS Co., Ltd. (formerly known as SK Infosec Co., Ltd.)

A.	Corporate Legal Business Name: SK Telecom Co., Ltd.

B.	Date of Incorporation: March 29, 1984

C.	Location of Headquarters

(1)	Address: 65 Euljiro, Jung-gu, Seoul, Korea

(2)	Phone: +82-2-6100-2114

(3)	Website: http://www.sktelecom.com

D.	Major Businesses

(1)	Wireless business

The Company provides wireless telecommunications services, characterized by its competitive strengths in handheld devices, affordable pricing, network coverage and an extensive contents library. The Company continues to maintain its reputation as the unparalleled premium network operator in the 3G, 4G and 5G markets on the basis of its technological leadership and network management technology. With the world’s first commercialization of 5G technology in 2019, the Company continues to maintain its position as the top network operator in the 5G era and strives to provide differentiated services to its customers.

In order to strengthen its sales channels, the Company has been offering a variety of fixed-line and wireless telecommunication convergence products through its subsidiary, PS&Marketing Co., Ltd. (“PS&Marketing”). PS&Marketing provides differentiated service to customers through the establishment of new sales channels and product development. Through its subsidiaries Service Ace Co., Ltd. and Service Top Co., Ltd., the Company operates customer service centers in Seoul and provides telemarketing services. Additionally, SK O&S Co., Ltd. (“SK O&S”), the Company’s subsidiary responsible for the operation of the Company’s networks, including its 5G network, provides customers with quality network services and provides the Company with technological know-how in network operations.

The Company plans to make efforts to evolve into a subscription product marketing company by sourcing a variety of services including music, over-the-top (“OTT”) contents, rental and insurance as well as big data that it has gained through its wireless business, while providing optimally personalized product packages leveraging artificial intelligence (“AI”) capabilities.

(2)	Fixed-line business

SK Broadband Co., Ltd. (“SK Broadband”) is engaged in providing telecommunications, broadcasting and new media services and various other services that are permitted to be carried out by SK Broadband under relevant regulations, as well as business activities that are directly or indirectly related to providing those services. In 1999, SK Broadband launched its high-speed Internet service in Seoul, Busan, Incheon and Ulsan and currently provides such services nationwide. SK Broadband also commercialized its TV-Portal service in July 2006 and its IPTV service in January 2009 upon receipt of permit in September 2008. In April 2019, SK Broadband decided to launch an integrated OTT platform “wavve,” combining its OTT service “oksusu” with POOQ, an OTT service alliance of Korea’s three terrestrial broadcasters. SK Broadband is focusing on strengthening the competitiveness of the combined OTT service through an increased investment in content and thereby developing it into a key service in the 5G era. In addition, SK Broadband’s merger with Tbroad Co., Ltd. (“Tbroad”) obtained all requisite regulatory approvals in January 2020, and the merger became effective as of April 30, 2020.

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(3)	Security business

In the field of security business, the Company has completed its converged security business portfolio ranging from physical security to information security through the acquisitions of material subsidiaries comprising the former ADT CAPS Co., Ltd. (“Former ADT CAPS”) and SK Infosec Co., Ltd. (“SK Infosec”). Due to a growing number of single-person households and increasing awareness for crime prevention, the security industry has been growing steadily in recent years. New markets for physical security have also been developing as a result of integrating cutting-edge information and communications technology (“ICT”), such as big data, Internet of Things (“IoT”) and AI, and bio-recognition technologies. The domestic market size of the physical security industry expanded from Won 3.6 trillion in 2012 to Won 5.5 trillion in 2017 (at an average annual growth rate of 8.7%), and is expected to grow to Won 7.9 trillion (at an average annual growth rate of 7.5%) in 2022. The Company plans to expand its security business into one of its major business areas by leveraging such industry growth as well as by seeking to evolve into a converged security company following the recently completed merger of SK Infosec and Former ADT CAPS and promoting synergies with its other ICT-based businesses.

(4)	Commerce business

The Company is a leading player in the Korean e-commerce industry through its material subsidiary Eleven Street Co., Ltd. (“Eleven Street”), which operates an e-commerce platform service that connects various sellers and purchasers through its online and mobile platforms. The Company continues to evolve into a commerce portal by providing differentiated shopping-related services covering shopping information, product search and purchases, relying on the strength of the Company’s core principles of innovation supported by its advanced technological capabilities, including AI-based commerce search technology and customized recommendations based on big data analysis. In addition, the rapidly growing SK stoa Co., Ltd. (“SK Stoa”) will solidify its top position in the T-commerce market by strengthening its customer base secured through strategic marketing and product sourcing capabilities.

See “II.1. Business Overview” for more information.

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E.	Credit Ratings

(1)	Corporate bonds and other long-term securities

Credit rating date	Subject of rating	Credit rating	Credit rating entity (Credit rating range)	Rating classification
February 20, 2019	Corporate bond	AAA (Stable)	Korea Ratings	Current rating
February 20, 2019	Corporate bond	AAA (Stable)	Korea Investors Service, Inc.	Current rating
February 20, 2019	Corporate bond	AAA (Stable)	NICE Investors Service, Co., Ltd.	Current rating
May 31, 2019	Corporate bond	AAA (Stable)	Korea Ratings	Regular rating
June 4, 2019	Corporate bond	AAA (Stable)	NICE Investors Service, Co., Ltd.	Regular rating
June 18, 2019	Corporate bond	AAA (Stable)	Korea Investors Service, Inc.	Regular rating
July 15, 2019	Corporate bond	AAA (Stable)	Korea Ratings	Current rating
July 15, 2019	Corporate bond	AAA (Stable)	Korea Investors Service, Inc.	Current rating
July 15, 2019	Corporate bond	AAA (Stable)	NICE Investors Service, Co., Ltd.	Current rating
October 4, 2019	Corporate bond	AAA (Stable)	Korea Ratings	Current rating
October 7, 2019	Corporate bond	AAA (Stable)	Korea Investors Service, Inc.	Current rating
October 8, 2019	Corporate bond	AAA (Stable)	NICE Investors Service, Co., Ltd.	Current rating
December 26, 2019	Corporate bond	AAA (Stable)	Korea Ratings	Current rating
December 27, 2019	Corporate bond	AAA (Stable)	Korea Investors Service, Inc.	Current rating
December 27, 2019	Corporate bond	AAA (Stable)	NICE Investors Service, Co., Ltd.	Current rating
June 16, 2020	Corporate bond	AAA (Stable)	Korea Ratings	Regular rating
June 18, 2020	Corporate bond	AAA (Stable)	Korea Investors Service, Inc.	Regular rating
June 22, 2020	Corporate bond	AAA (Stable)	NICE Investors Service, Co., Ltd.	Regular rating
September 28, 2020	Corporate bond	AAA (Stable)	NICE Investors Service, Co., Ltd.	Current rating
September 29, 2020	Corporate bond	AAA (Stable)	Korea Ratings	Current rating
September 29, 2020	Corporate bond	AAA (Stable)	Korea Investors Service, Inc.	Current rating
December 30, 2020	Corporate bond	AAA (Stable)	NICE Investors Service, Co., Ltd.	Current rating
January 4, 2021	Corporate bond	AAA (Stable)	Korea Ratings	Current rating
January 4, 2021	Corporate bond	AAA (Stable)	Korea Investors Service, Co., Ltd.	Current rating

*

Rating definition: “AAA” - The certainty of principal and interest payment is at the highest level with extremely low investment risk and is stable such that it will not be influenced by reasonably foreseeable changes in external factors.

*	Rating definition: “AA” - The certainty of principal and interest payment is extremely high with very low investment risk, but has slightly inferior factors compared to “AAA” rating.

(2)	Commercial paper (“CP”) and short-term bonds

Credit rating date	Subject of rating	Credit rating	Credit rating entity (Credit rating range)	Rating classification
May 31, 2019	CP	A1	Korea Ratings	Current rating
May 31, 2019	Short-term bond	A1	Korea Ratings	Current rating
June 4, 2019	CP	A1	NICE Investors Service Co., Ltd.	Current rating
June 4, 2019	Short-term bond	A1	NICE Investors Service Co., Ltd.	Current rating
June 18, 2019	CP	A1	Korea Investors Service, Inc.	Current rating
June 18, 2019	Short-term bond	A1	Korea Investors Service, Inc.	Current rating
October 4, 2019	CP	A1	Korea Ratings	Regular rating
October 4, 2019	Short-term bond	A1	Korea Ratings	Regular rating
October 7, 2019	CP	A1	Korea Investors Service, Inc.	Regular rating
October 7, 2019	Short-term bond	A1	Korea Investors Service, Inc.	Regular rating
October 8, 2019	CP	A1	NICE Investors Service Co., Ltd.	Regular rating
October 8, 2019	Short-term bond	A1	NICE Investors Service Co., Ltd.	Regular rating
June 16, 2020	CP	A1	Korea Ratings	Current rating

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Credit rating date	Subject of rating	Credit rating	Credit rating entity (Credit rating range)	Rating classification
June 16, 2020	Short-term bond	A1	Korea Ratings	Current rating
June 18, 2020	CP	A1	Korea Investors Service, Inc.	Current rating
June 18, 2020	Short-term bond	A1	Korea Investors Service, Inc.	Current rating
June 22, 2020	CP	A1	NICE Investors Service Co., Ltd.	Current rating
June 22, 2020	Short-term bond	A1	NICE Investors Service Co., Ltd.	Current rating
September 28, 2020	CP	A1	NICE Investors Service Co., Ltd.	Current rating
September 28, 2020	Short-term bond	A1	NICE Investors Service Co., Ltd.	Current rating
September 29, 2020	CP	A1	Korea Ratings	Current rating
September 29, 2020	Short-term bond	A1	Korea Ratings	Current rating
September 29, 2020	CP	A1	Korea Investors Service, Inc.	Current rating
September 29, 2020	Short-term bond	A1	Korea Investors Service Co., Ltd.	Current rating

*

Rating definition: “A1” - Timely repayment capability is at the highest level with extremely low investment risk and is stable such that it will not be influenced by reasonably foreseeable changes in external factors.

(3)	International credit ratings

Date of credit rating	Subject of rating	Credit rating of securities	Credit rating agency	Rating type
March 6, 2019	Bonds denominated in foreign currency	A- (Negative)	S&P Global Ratings	Regular rating
May 30, 2019	Bonds denominated in foreign currency	A3 (Negative)	Moody’s Investors Service	Regular rating
October 14, 2019	Bonds denominated in foreign currency	A- (Negative)	Fitch Ratings	Regular rating
June 11, 2020	Bonds denominated in foreign currency	A3 (Negative)	Moody’s Investors Service	Regular rating
October 6, 2020	Bonds denominated in foreign currency	A- (Stable)	Fitch Ratings	Regular rating
March 4, 2021	Bonds denominated in foreign currency	A- (Stable)	Fitch Ratings	Regular rating
March 30, 2021	Bonds denominated in foreign currency	A- (Stable)	S&P Global Ratings	Regular rating

(4)	Listing (registration or designation) of Company’s shares and special listing status

Listing (registration or designation) of stock	Date of listing (registration or designation)	Special listing	Special listing and applicable regulations
KOSPI Market of Korea Exchange	November 7, 1989	Not applicable	Not applicable

2.    Company History

March 1984: Establishment of Korea Mobile Telecommunications Co., Ltd.

November 1989: Listing on the KOSPI Market of the Korea Exchange

March 1997: Change of name to SK Telecom Co., Ltd.

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March 2008: Acquisition of Hanaro Telecom (the predecessor entity of SK Broadband)

October 2011: Spin-off of SK Planet Co., Ltd. (“SK Planet”)

June 2015: Comprehensive exchange of shares of SK Broadband

May 2018: Acquisition of Former ADT CAPS through the acquisition of shares of Siren Holdings Korea Co., Ltd.

December 2018: Comprehensive exchange of shares of SK Infosec

April 2020: Merger of SK Broadband and Tbroad

December 2020: Spin-off of T map Mobility Co., Ltd. (“T Map Mobility”)

March 2021: Merger of SK Infosec and Former ADT CAPS

A.	Location of Headquarters

•	22 Dohwa-dong, Mapo-gu, Seoul (July 11, 1988)

•	16-49 Hangang-ro 3-ga, Yongsan-gu, Seoul (November 19, 1991)

•	267 Namdaemun-ro 5-ga, Jung-gu, Seoul (June 14, 1995)

•	99 Seorin-dong, Jongro-gu, Seoul (December 20, 1999)

•	65 Euljiro, Jung-gu, Seoul (December 13, 2004)

B.	Significant Changes in Management

At the 33rd General Meeting of Shareholders held on March 24, 2017, Jung Ho Park was elected as an inside director and Dae Sik Cho was elected as a non-executive director. Jae Hoon Lee and Jae Hyeon Ahn were re-elected as independent directors and members of the audit committee and Jung Ho Ahn was elected as an independent director. At the 34th General Meeting of Shareholders held on March 21, 2018, Young Sang Ryu was elected as an inside director and Youngmin Yoon was elected as an independent director and member of the audit committee of the Company’s board of directors (the “Board of Directors”). At the 35th General Meeting of Shareholders held on March 26, 2019, Seok-Dong Kim was elected as an independent director and member of the audit committee of the Board of Directors. At the 36th General Meeting of Shareholders held on March 26, 2020, Jung Ho Park was re-elected as an inside director, Dae Sik Cho was re-elected as a non-executive director, Jung Ho Ahn was re-elected as an independent director and member of the audit committee of the Board of Directors, Yong-Hak Kim was newly elected as an independent director and member of the audit committee and Junmo Kim was newly elected as an independent director. At the 36th General Meeting of Shareholders held on March 25, 2021, Young Sang Ryu was re-elected as inside director, and Youngmin Yoon was re-elected as an independent director and member of the audit committee of the Board of Directors.

C.	Change in Company Name

On March 28, 2019, Iriver Ltd., one of the Company’s subsidiaries, changed its name to Dreamus Company in accordance with a resolution at its general meeting of shareholders.

On April 17, 2019, Network O&S Co., Ltd., one of the Company’s subsidiaries, changed its name to SK O&S Co., Ltd. pursuant to a resolution at its extraordinary meeting of shareholders.

On March 4, 2021, SK Infosec, one of the Company’s material subsidiaries, merged Former ADT CAPS with and into itself and changed its name to ADT CAPS Co., Ltd. (“ADT CAPS”) after the date of the merger.

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D.	Mergers, Acquisitions and Restructuring

(1)	Exchange of shares of SK Communications Co., Ltd. (“SK Communications”)

On November 24, 2016, the Board of Directors resolved to approve the payment of cash consideration in lieu of the issuance of shares of the Company in a comprehensive exchange of shares of SK Communications. The amount of cash consideration was based on a share exchange ratio of one common share of the Company to 0.0125970 common share of SK Communications. In February 2017, SK Communications became a wholly-owned subsidiary of the Company.

(2)	Acquisition of shares of Iriver

The Company acquired 4,699,248 shares of Iriver at a purchase price of Won 5,320 in connection with a capital contribution. The Company’s equity interest in Iriver following the acquisition is 45.9%. See “Report on Important Business Matters (Decision on Capital Increase)” filed on July 17, 2017 by Iriver for more information.

*	Iriver changed its name to “Dreamus Company” pursuant to a resolution at its general meeting of shareholders on March 28, 2019.

(3) Acquisition of newly issued shares of SK China Company Limited (“SK China”)

On July 28, 2017, the Company acquired newly issued shares of SK China to find investment opportunities in ICT and other promising areas of growth in China. In exchange for newly issued shares of SK China, the Company contributed its full equity interest in each of SKY Property Management Limited (“SKY”) and SK Industrial Development China Co., Ltd. (“SK IDC”) as well as cash, equal to the following amounts: 1) SKY stock: USD 276,443,440.64, 2) SK IDC stock: USD 108,072,007.67 and 3) Cash: USD 100,000,000.00. As a result of the acquisition, the Company holds 10,928,921 shares and a 27.27% of equity interest in SK China. See “Report on Decision on Acquisition of SK China Shares” filed by the Company on July 28, 2017 for more information about this transaction.

(4) Exchange of shares of SK Telink

On September 28, 2017, the Company disclosed a resolution approving the payment of cash consideration in lieu of the issuance of shares of SK Telecom in an exchange of shares of SK Telink. The amount of cash consideration was based on a share exchange ratio of 1:1.0687714. The exchange was completed on December 14, 2017, upon which exchange SK Telink became a wholly-owned subsidiary of the Company.

(5) Acquisition of shares of FSK L&S Co., Ltd.

On February 6, 2016, the Company acquired 2,415,750 shares of FSK L&S Co., Ltd. at a purchase price of Won 17.8 billion from SK Inc. (formerly known as SK Holdings Co., Ltd.) to utilize its logistics sharing infrastructure with its counterparties and pursue new business opportunities. As a result of the acquisition, the Company had a 60% equity interest in FSK L&S Co., Ltd.

(6) Acquisition of shares of id Quantique SA

In order to increase the value of the Company by enhancing its position as the top mobile network operator (“MNO”) through utilizing quantum cryptography and by generating returns from its global business, the Company acquired an additional 41,157,506 shares of id Quantique SA on April 30, 2018. As a result, the Company owns a total of 58.1% of the issued and outstanding shares (44,157,506 shares), and has acquired control, of id Quantique SA.

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(7) Acquisition of shares of Siren Holdings Korea Co., Ltd.

The Company acquired shares of Siren Holdings Korea Co., Ltd. (“SHK”), which wholly owned Former ADT CAPS, in order to strengthen its security business and expand its residential customer base. See “Report on Decision on Acquisition of Shares of Siren Holdings Korea Co., Ltd.” filed on May 8, 2018 for more information.

*

Siren Investments Korea Co., Ltd. merged with and into SHK with SHK as the surviving entity, following which CAPSTEC Co., Ltd. (“CAPSTEC”) and ADT SECURITY Co., Ltd. (“ADT SECURITY”), which were subsidiaries of Former ADT CAPS, became subsidiaries of SHK.

*

SHK changed its name to Life & Security Holdings Co., Ltd. (“Life & Security Holdings”) in accordance with a resolution at its extraordinary meeting of shareholders on October 23, 2018, and Life & Security Holdings merged with SK Infosec on December 30, 2020.

(8) Capital increase of Iriver

On July 26, 2018, the board of directors of Iriver, a subsidiary of the Company, resolved to approve a capital increase of Won 70,000 million through third-party allotment and subsequently issued 7,990,867 common shares. The Company participated in the capital increase and paid Won 65,000 million to subscribe 7,420,091 common shares of Iriver on August 10, 2018, resulting in an increase of the Company’s ownership interest from 45.9% to 53.7%.

(9) Exchange of shares of SK Infosec

On October 26, 2018, the Company announced the decision of the Board of Directors to approve the comprehensive exchange of shares of SK Infosec for shares of the Company. The share exchange ratio was one common share of the Company to 0.0997678 common share of SK Infosec. The share exchange was completed on December 27, 2018, upon which SK Infosec became a wholly-owned subsidiary of the Company.

(10) Acquisition of shares of SK Stoa

On April 25, 2019, the Board of Directors resolved to acquire the 100% equity interest in SK Stoa owned by SK Broadband, a subsidiary of the Company, in order to expand its T-commerce business and maximize synergies with other ICT businesses of the Company. On January 3, 2020, the Company acquired 3,631,355 shares of SK Stoa after obtaining governmental approvals.

(11) Acquisition of shares of Tbroad Nowon Broadcasting Co., Ltd. (“Tbroad Nowon”)

On April 26, 2019, the Board of Directors resolved to acquire shares of Tbroad Nowon to enhance the Company’s competitiveness in the media business pursuant to a share purchase agreement with Tbroad Nowon’s largest shareholder, Tbroad. The Company acquired a 55.00% equity interest, or 627,000 shares, of Tbroad Nowon at a purchase price of Won 10.4 billion. See the report on “Amendment Regarding Decision on Acquisition of Tbroad Nowon” filed by the Company on January 28, 2020 for more information.

(12) Disposal of shares of SMC and Shopkick

On June 11, 2019, SKP America, a subsidiary of the Company, disposed of its 100% equity interest in SMC and SMC’s wholly-owned subsidiary Shopkick.

(13) Acquisition of shares of Incross Co., Ltd. (“Incross”)

On June 28, 2019, the Company acquired 2,786,455 shares of Incross in order to strengthen its digital advertising business. The Company’s equity interest in Incross following the acquisition is 34.6%. See the report on “Decision on Acquisition of Shares of Incross” filed by the Company on April 11, 2019, as amended on June 3, 2019 for more information.

(14) Capital increase of Content Alliance Platform Inc. (“Content Alliance Platform”)

On September 18, 2019, the Company participated in a capital increase by Content Alliance Platform in the amount of Won 90 billion through third-party allotment in order to provide innovative media services and contents to customers and to enhance its competitiveness as a differentiated mobile OTT platform. See the report on “Participation in Capital Increase by Content Alliance Platform” filed by the Company on April 5, 2019, as amended on June 28, 2019.

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(15) Acquisition of newly-issued shares of Kakao Corp. (“Kakao”)

In order to pursue a strategic alliance with Kakao, the Company acquired newly-issued common shares of Kakao in the aggregate amount of approximately Won 300 billion through third-party allotment on November 5, 2019. Kakao acquired treasury shares of the Company. See the report on “Results of Disposal of Treasury Shares” filed by the Company on November 5, 2019 for more information.

(16) Spin-off of T Map Mobility

In order to strengthen the business expertise and enhance the efficiency of the Company’s mobility business, the Company engaged in a vertical spin-off of such business into T Map Mobility. The spin-off was a simple vertical spin-off, whereby the shareholder ownership composition remained the same, and it had no effect on the Company’s consolidated financial statements. The spin-off registration date was December 30, 2020.

*	See the report on “Decision to Spin Off Mobility Business” filed by the Company on October 16, 2020, for more information.

[SK Broadband]

(1) Establishment of a subsidiary

On May 23, 2017, SK Broadband’s board of directors resolved to approve the establishment of a subsidiary. On June 5, 2017, SK Broadband established Home & Service Co., Ltd. (“Home & Service”), a subsidiary responsible for the management of customer service operations. Home & Service was incorporated by SK Broadband under the Korean Commercial Code. The subsidiary was capitalized at Won 46 billion and the Korea Fair Trade Commission approved the subsidiary’s incorporation as an SK affiliate on July 1, 2017.

(2) Spin-off

On August 16, 2017, SK Broadband’s board of directors resolved to approve the spin-off of its T-commerce subsidiary through a spin-off and subsequent establishment of a subsidiary pursuant to Article 530-2 and 530-12 of the Korean Commercial Code, with both companies from the simple vertical spin-off remaining as existing companies. The spin-off was effective as of December 1, 2017, and the subsidiary was capitalized at Won 15 billion, with SK Broadband holding a 100% equity interest. The Korea Fair Trade Commission approved the subsidiary’s incorporation as an SK affiliate on January 1, 2018.

(3) Transfer of business

On April 5, 2019, SK Broadband’s board of directors resolved to approve an agreement for the transfer of its OTT service, oksusu, to Content Alliance Platform (POOQ), a joint venture among KBS, MBC and SBS. The transaction was completed on September 18, 2019.

(4) Transfer of subsidiary shares

On April 24, 2019, SK Broadband’s board of directors approved the transfer of its 100% equity interest (3,631,355 shares) in SK Stoa, a subsidiary of SK Broadband, to SK Telecom. On December 30, 2019, the Ministry of Science and ICT (“MSIT”) approved the change in the largest capital contributor, and the transaction was completed on January 3, 2020.

(5) Merger of Tbroad, Tbroad Dongdaemun Broadcasting Co., Ltd. (“Tbroad Dongdaemun”) and Korea Digital Cable Media Center (“KDMC”) with and into SK Broadband (the “Tbroad Merger”)

On April 26, 2019, SK Broadband’s board of directors resolved to enter into a merger agreement pursuant to which Tbroad, Tbroad Dongdaemun and KDMC will merge with and into SK Broadband. On January 23, 2020, the parties entered into an amendment to the merger agreement due to changes in the merger timeline, and on March 26, 2020, the entry into the merger agreement was approved as proposed at the extraordinary general meeting of shareholders. The Tbroad Merger was completed as of April 30, 2020.

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(6) Transfer of business

On July 30, 2020, SK Broadband’s board of directors resolved to approve a certain MVNO Business Transfer Agreement in connection with the sale of its Mobile Virtual Network Operator (“MVNO”) business to Korea Cable Telecom Co., Ltd. The sale was a follow-up measure to, and a condition to MSIT’s approval of, the Tbroad Merger, and was carried out pursuant to the terms of the merger agreement for the Tbroad Merger. The transfer was completed on August 31, 2020.

(7) Acquisition of business

On December 4, 2020, SK Broadband entered into a certain business transfer agreement to acquire SK Telink’s Business-to-Business (“B2B”) business with the purpose of strengthening the market competitiveness of the B2B business through an reorganization of such business within the wider ICT business of the SK Group. The transfer was completed on March 31, 2021.

(8) Establishment of a subsidiary

On January 5, 2021, SK Broadband established Media S Co., Ltd., a subsidiary engaged in the production and supply of broadcasting programs, through a capital contribution of Won 23.0 billion (representing a 100% equity interest), and the subsidiary was added as a member of the SK Group by the Korea Fair Trade Commission as of March 2, 2021.

[SK Telink]

(1) Acquisition of shares of NSOK

In accordance with the resolution of its board of directors on September 22, 2016, SK Telink received a capital contribution of 408,435 shares (an 83.9% equity interest) of NSOK Co., Ltd. (“NSOK”) owned by SK Telecom. On October 25, 2016, SK Telink acquired the remaining 78,200 outstanding shares (a 16.1% equity interest) of NSOK, pursuant to which NSOK became a wholly-owned subsidiary of SK Telink.

In accordance with the resolution of its board of directors on April 12, 2017, SK Telink acquired 525,824 additional shares of NSOK pursuant to a rights offering for an aggregate amount of Won 40.0 billion (or Won 76,071 per share), resulting in SK Telink’s ownership of 1,012,459 shares (a 100% equity interest) of NSOK.

(2) Comprehensive exchange of shares

On September 28, 2017, SK Telink’s board of directors approved a comprehensive exchange of shares with SK Telecom, pursuant to which SK Telecom would acquire SK Telink’s remaining outstanding shares for cash consideration in lieu of issuance of shares of SK Telecom. The share exchange agreement was subsequently approved at the extraordinary general meeting of shareholders held on November 9, 2017.

Following the exchange, there were no changes to SK Telecom’s share ownership interest level or to management structure, and SK Telecom and SK Telink will remain as corporate entities. SK Telink became a wholly-owned subsidiary of SK Telecom and remains as an unlisted corporation, while SK Telecom remains as a listed corporation.

(3) Disposal of NSOK shares

Pursuant to the resolution of its board of directors on October 8, 2018, SK Telink entered into an agreement to sell 1,012,459 shares of NSOK (representing a 100.00% equity interest) to Life & Security Holdings. The date of sale was October 10, 2018, and the sale consideration amount was Won 100 billion. See “Report on Disposal of Shares of Related Party” filed on October 8, 2018 by SK Telink for more information about this transaction.

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(4) Change in location of headquarters

As of April 20, 2020, SK Telink changed the location of its headquarters to 144 Mapo T-town, Mapo-daero, Mapo-gu, Seoul pursuant to a resolution of its board of directors on April 16, 2020.

(5) Transfer of access ID business

On May 22, 2020, the board of directors of SK Telink resolved to transfer its access ID business and related assets to Former ADT CAPS, a related party, for Won 0.4 billion, effective as of May 31, 2020.

(6) Transfer of device business

On May 22, 2020, the board of directors of SK Telink resolved to transfer its device business and related assets to SK Networks Co., Ltd., a related party, for Won 4.4 billion, effective as of July 1, 2020. As such transfer qualified as a simplified business transfer, the board resolution served as requisite approval in lieu of approval by the general meeting of shareholders.

(7) Transfer of B2B business

On December 2, 2020, SK Telink held an extraordinary general meeting of shareholders, which resolved to transfer its B2B business and related assets to its affiliated company, SK Broadband. The transfer was completed on March 31, 2021, and the expected value of the transfer is Won 21 billion.

[Eleven Street]

(1) Establishment of Eleven Street

On July 31, 2018, the board of directors of SK Planet resolved to spin off its 11st business division (including Scinic, Gifticon and 11Pay) into a newly established company, Eleven Street, effective as of September 1, 2018. In the spin-off, newly issued shares of the spun-off company were allocated in proportion to the equity interest of the shareholders as of the date of such allocation, at a ratio of 0.14344419 newly issued share for 1 share of SK Planet (8,383,931 common shares).

(2) Capital increase of Eleven Street

Pursuant to the resolution of the board of directors on September 7, 2018, Eleven Street issued new shares through a third-party allotment in order to increase its capital, allocating all such new shares to Nile Holdings Co., Ltd. The payment date was September 28, 2018. After the capital increase, SK Telecom holds a 80.26% interest in Eleven Street. See “Report on Decision on Capital Increase of Eleven Street Co., Ltd.” filed by the Company on September 7, 2018 for more information.

(3) Acquisition of shares of Hello Nature Co., Ltd. (“Hello Nature”)

On October 10, 2018, Eleven Street acquired 281,908 shares of Hello Nature, a fresh food delivery service provider, from SK Planet for Won 29.9 billion. As a result of this acquisition, Eleven Street owns a 49.90% interest in Hello Nature.

(4) Share repurchase

Pursuant to the resolution at its general shareholders’ meeting held on March 26, 2019 approving a share repurchase and the resolution of its board of directors held on April 26, 2019 approving the terms of such repurchase, Eleven Street repurchased 158,429 units of its own shares from SK Planet for Won 42.5 billion and 203 units of its own shares from certain other shareholders (Young-hoon Jeon and four others) for Won 50 million, effective as of August 30, 2019, in order to enhance the value of its shares. As a result of this repurchase, Eleven Street owns 1.55% of its total shares issued as treasury shares.

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[ADT CAPS] (formerly known as SK Infosec)

(1) Comprehensive exchange of shares

On October 25, 2018, the board of directors of SK Infosec resolved to enter into a share exchange agreement with SK Telecom pursuant to which the shareholders of record of SK Infosec would be allotted 0.00997678 treasury share of SK Telecom in exchange for one common share of SK Infosec on December 27, 2018, after which SK Infosec would become a wholly-owned subsidiary of SK Telecom. The share exchange agreement was executed on November 26, 2018 and the comprehensive share exchange was completed on December 27, 2018.

(2) Merger of Life & Security Holdings

Pursuant to the resolution of SK Infosec’s board of directors on November 27, 2020, Life & Security Holdings merged with and into SK Infosec with the purpose of enhancing operational efficiency as of December 30, 2020.

(3) Merger of Former ADT CAPS

Pursuant to the resolution of SK Infosec’s board of directors on January 13, 2021, Former ADT CAPS merged with and into SK Infosec with the purpose of enhancing operating efficiency as of March 4, 2021. SK Infosec changed its name to ADT CAPS after the date of the merger.

[FORMER ADT CAPS]

(1) Merger of NSOK

Pursuant to resolutions of the board of directors on October 8, 2018 and the general meeting of shareholders on October 23, 2018, Former ADT CAPS merged NSOK with and into itself effective as of December 1, 2018 to seek new sources of growth, taking into account the growth potential of the physical security market.

(2) Merger of ADT SECURITY

Pursuant to resolutions of the board of directors on November 14, 2019 and the general meeting of shareholders on November 29, 2019, Former ADT CAPS completed the merger of ADT SECURITY with and into itself effective as of January 1, 2020 to enhance management efficiency.

(3) Acquisition of SK hystec’s business

On July 31, 2020, Former ADT CAPS acquired SK hystec inc.’s security construction and security service businesses with the purpose of strengthening its security business expertise and competitiveness.

(4) Merger of SK Infosec

On March 4, 2021, Former ADT CAPS merged with and into SK Infosec. SK Infosec changed its name to ADT CAPS after the date of the merger.

[SK Planet]

(1) Transfer of BENEPIA business

On May 29, 2017, the board of directors of SK Planet resolved to transfer the operations and assets related to its BENEPIA business for Won 7.5 billion to SK M&Service Co., Ltd. (“SK M&Service”) as of July 1, 2017.

(2) Spin-off of advertising agency business and sale of equity interest in SM Contents & Communications

On July 17, 2017, the board of directors of SK Planet resolved to (1) spin-off SK Planet’s advertising agency business as a newly established company, SM Contents & Communications, in order to strengthen the competitiveness of the business for future growth, which spin-off was effective as of October 1, 2017 and (2) sell 100% of its shares of SM Contents & Communications to SM Culture & Contents Co., Ltd. to further concentrate business capabilities and efficiently allocate management resources. The closing date of the sale transaction was October 24, 2017.

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(3) Spin-off of 11st business

On June 19, 2018, the board of directors of SK Planet resolved to spin off its 11st business (including Scinic, Gifticon and 11Pay) into a newly established company, effective as of September 1, 2018, in order to enhance the level of specialization and competitiveness of its businesses by strengthening their core competencies and obtain further growth potential of the businesses. See the “Report on Decision on Spin-off of SK Planet’s 11st Business” filed on June 19, 2018 for more information.

(4) Merger of SK TechX

On June 19, 2018, the board of directors of SK Planet resolved to merge SK TechX with and into SK Planet, effective as of September 1, 2018, with a merger ratio between SK Planet and SK TechX of 1:3.0504171, in order to enhance management efficiency and create synergies. See the “Report on Decision on Merger of SK TechX into SK Planet” filed on June 19, 2018 for more information.

(5) Capital reduction

SK Planet decided to reduce the par value of its shares from Won 500 to Won 150 to improve its financial structure through coverage of losses. The capital reduction is effective as of April 27, 2020.

[SK M&Service]

(1) Acquisition of SK Planet’s BENEPIA business

Pursuant to the resolutions of its board of directors and its extraordinary shareholders meeting held on May 29, 2017, SK M&Service decided to acquire SK Planet’s BENEPIA business (including agency service for the Flexible Benefit Plan and related tangible and intangible assets, goodwill, systems, etc.) for Won 7.5 billion on July 1, 2017.

(2) Change in location of headquarters

Pursuant to the resolution of its board of directors on August 25, 2020, SK M&Service changed the location of its headquarters to 16th Floor, 34, Supyo-ro, Jung-gu, Seoul as of September 4, 2020.

[Dreamus Company]

(1) Acquisition of shares of S.M. Life Design Company Japan Inc.

Pursuant to the resolution of its board of directors on July 17, 2017, Dreamus Company approved a contract to acquire a total of 1,000,000 shares of S.M. Life Design Company Japan Inc. (a 100% equity interest) from S.M. Entertainment Japan Co., Ltd. with the purposes of entering foreign markets and maximizing business synergy. Dreamus Company acquired control of S.M. Life Design Company Japan Inc. upon its completion of payment for the shares on September 1, 2017.

(2) Merger of S.M. Mobile Communications JAPAN Inc.

Pursuant to the resolution of its board of directors on July 17, 2017, Dreamus Company decided to merge with S.M. Mobile Communications JAPAN Inc., a contents and information distribution company, with the purpose of reinforcing its contents based device business and enhancing managerial efficiency. As of October 1, 2017, Dreamus Company merged S.M. Mobile Communications JAPAN Inc. into it with a merger ratio of 1:1.6041745, based on which Dreamus Company issued 4,170,852 new common shares.

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(3) Acquisition of important assets (Supply and distribution rights for music and digital contents)

On February 28, 2018, Dreamus Company entered into an agreement with S.M. Entertainment Co., Ltd. to acquire supply and distribution rights for music and digital contents of S.M. Entertainment Co., Ltd., JYP Entertainment Corporation and Big Hit Entertainment. Through this arrangement, the Company plans to increase sales by entering the music and sound recording industries and to create synergies through strategic alliances.

(4) Merger between subsidiaries

In order to achieve management efficiency and maximize organizational operation synergies, groovers Japan Co., Ltd. and SM Mobile Communications Japan Inc., each of which was a Japanese subsidiary of Dreamus Company, completed their merger with groovers Japan Co., Ltd. as the surviving entity, effective as of July 1, 2018.

(5) Investment in groovers Inc. (“Groovers”)

On July 26, 2018, the board of directors of Dreamus Company resolved to make an equity investment of Won 11,000 million (2,200,000 common shares) in Groovers for the purposes of providing operating funds to improve its financial structure and pursue new businesses. Payment was completed on July 27, 2018, and the Company’s ownership interest after such equity investment is 100%.

(6) Transfer of Music Mate business between Groovers and SK TechX

On August 31, 2018, pursuant to the resolutions of its board of directors and the extraordinary meeting of shareholders, each of which was held on June 28, 2018, Groovers acquired all properties, assets and rights related to the Music Mate streaming service from SK TechX for Won 3,570 million.

(7) Merger of Groovers

Pursuant to the resolution of its board of directors on December 26, 2018, Dreamus Company merged Groovers, a provider of music, contents and other services, with and into itself on March 1, 2019, in order to seek synergies by integrating management resources and enhance management efficiency. The merger was completed based on a merger ratio of 1:0 with no capital increase. The merger and merger registration were completed on March 1, 2019 and March 5, 2019, respectively. Since this merger qualified as a small-scale merger, the approval of the merger by a resolution of the board of directors substituted for the approval by a general meeting of shareholders.

(8) Disposal of shares of Iriver Inc.

Pursuant to the resolution of its board of directors on July 18, 2019, Dreamus Company disposed of all of its shares in Iriver Inc., effective as of September 1, 2019, with the goal of achieving sustainable growth of its device business by improving its financial structure and profitability and maintaining its business expertise and continuity of operations.

(9) Merger between subsidiaries

In order to achieve management efficiency and maximize organizational operation synergies, Life Design Company Inc. and groovers Japan Co., Ltd., each of which is a Japanese subsidiary of Dreamus Company, completed their merger with Life Design Company Inc. as the surviving entity, effective as of December 15, 2019.

[Incross]

(1) Spin-off of Infra Communications Co., Ltd. (“Infra Communications”)

Effective as of August 1, 2017, Incross spun off its business related to the operation agency service of the integrated mobile application marketplace “ONE Store” into a newly established company, Infra Communications, in order to strengthen the expertise and enhance management efficiency of each of its businesses, to respond effectively to the external environment by re-investing the value generated from each business into such business, and to grow and develop such business through strategic and efficient allocation of management resources.

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(2) Transfer of mobile advertising network business

Effective as of April 1, 2017, Incross acquired SK Planet’s mobile advertising network business, “Syrup Ad” with the purpose of strengthening the competitiveness of its advertising network business.

(3) Transfer of media representative business

Effective as of March 17, 2020, Incross acquired SK Stoa’s advertisement media agency and advertising agency businesses with the purpose of strengthening the competitiveness of its media lab business.

[T Map Mobility]

(1) Establishment of T Map Mobility

T Map Mobility was established through a vertical spin-off of SK Telecom’s mobility business effective as of December 29, 2020. T Map Mobility was established as a wholly-owned subsidiary of SK Telecom, with a share capital of Won 5 billion and 10,000,000 total shares issued.

(2) Capital increase

Pursuant to the resolution of the board of directors on February 23, 2021, T Map Mobility undertook a capital increase by issuing new shares (838,500 common shares) and allotting all such shares to SK Telecom. The payment date was March 5, 2021, and SK Telecom’s equity interest in T Map Mobility remained at 100% after the capital increase.

[One Store]

(1) Establishment of One Store

In March 2016, SK Planet spun off its T-store business and established One Store Co., Ltd. (“One Store”). The spin-off was in the form of a horizontal spin-off whereby SK Planet’s shareholder, SK Telecom, received shares of One Store in proportion to its equity interest as of the record date for the allotment of the newly-issued shares of One Store. SK Telecom was allotted 0.0842582 newly-issued shares of One Store (total 6,000,000 common shares) for each SK Planet share it held.

(2) Capital increase

Since its establishment, One Store undertook several rounds of capital increases pursuant to the resolutions of its board of directors. On March 8, 2016, One Store allotted 4,409,600 new shares to its shareholder, SK Telecom. On May 26, 2016, it issued 5,472,673 new shares through third-party allotment. On November 14, 2019, One Store issued new shares (consisting of 3,871,352 convertible preferred shares) through third-party allotment. In May 2020, it issued 240,450 additional shares pursuant to the exercise of stock options granted to directors and employees in April 2018. In addition, on March 8, 2021, One Store issued 800,000 new shares to KT and LG U+ through third-party allotment, and on March 31, 2021, it issued an additional 710,850 new shares following the exercise of certain stock options.

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(3) Share repurchase

In order to boost employee morale, on July 9, 2020, the board of directors of One Store resolved to repurchase shares. One Store repurchased 113,354 shares held by its employees for Won 2,854 million, after which treasury shares constitute 0.53% of its total shares issued.

3.    Total Number of Shares

A.	Total Number of Shares

(As of March 31, 2021)		(Unit: in shares)
Classification	Share type			Remarks
	Common shares	Preferred shares	Total
I. Total number of authorized shares	220,000,000	—	220,000,000	—
II. Total number of shares issued to date	89,278,946	—	89,278,946	—
III. Total number of shares retired to date	8,533,235	—	8,533,235	—
a. reduction of capital	—	—	—	—
b. retirement with profit	8,533,235	—	8,533,235	—
c. redemption of redeemable shares	—	—	—	—
d. others	—	—	—	—
IV. Total number of shares (II-III)	80,745,711	—	80,745,711	—
V. Number of treasury shares	9,585,568	—	9,585,568	—
VI. Number of shares outstanding (IV-V)	71,160,143	—	71,160,143	—

*

On May 6, 2021, subsequent to the reporting period, the Company canceled 8,685,568 treasury shares (10.76% of the total number of issued shares). The total number of shares issued decreased from 80,745,711 shares to 72,060,143 shares. See the report on “Cancellation of Treasury Shares” filed by the Company on May 4, 2021 for more information.

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B.	Treasury Shares

(As of March 31, 2021)							(Unit: in shares)
Acquisition methods			Type of shares	At the beginning of period	Changes Acquired (+) Disposed (-) Retired (-)			At the end of period
Acquisition pursuant to the Financial Investment Services and Capital Markets Act of Korea	Direct acquisition	Direct acquisition from market	Common shares	7,609,263	—	120,990	—	7,488,273
			Preferred shares	—	—	—	—	—
		Direct over-the-counter acquisition	Common shares	—	—	—	—	—
			Preferred shares	—	—	—	—	—
		Tender offer	Common shares	—	—	—	—	—
			Preferred shares	—	—	—	—	—
		Sub-total (a)	Common shares	7,609,263	—	120,990	—	7,488,273
			Preferred shares	—	—	—	—	—
	Acquisition through trust and other agreements	Held by trustee	Common shares	1,809,295	288,000	—	—	2,097,295
			Preferred shares	—	—	—	—	—
		Held in actual stock	Common shares	—	—	—	—	—
			Preferred shares	—	—	—	—	—
		Sub-total (b)	Common shares	1,809,295	288,000	—	—	2,097,295
			Preferred shares	—	—	—	—	—
Other acquisition (c)			Common shares	—	—	—	—	—
			Preferred shares	—	—	—	—	—
Total (a+b+c)			Common shares	9,418,558	288,000	120,990	—	9,585,568
			Preferred shares	—	—	—	—	—

*	On May 6, 2021, subsequent to the reporting period, the Company canceled 8,685,568 treasury shares (10.76% of the total number of issued shares).

4.    Status of Voting Rights

(As of March 31, 2021)	(Unit: in shares)

Classification		Number of shares	Remarks
Total shares (A)	Common share	80,745,711	—
	Preferred share	—	—
Number of shares without voting rights (B)	Common share	9,585,568	Treasury shares
	Preferred share	—	—
Shares without voting rights pursuant to the Company’s articles of incorporation (the “Articles of Incorporation”) (C)	Common share	—	—
	Preferred share	—	—
Shares with restricted voting rights pursuant to Korean law (D)	Common share	—	—
	Preferred share	—	—
Shares with reestablished voting rights (E)	Common share	—	—
	Preferred share	—	—
The number of shares with exercisable voting right s (F = A - B - C - D + E)	Common share	71,160,143	—
	Preferred share	—	—

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5.    Dividends and Others

A.	Dividend Policy

Our fundamental shareholder distribution policy seeks to enhance long-term shareholder returns through stable cash dividends based on the Company’s performance and through the enhancement of corporate value based on sustained growth. To this end, the Company strives to enhance its corporate value under its capital management principle of balancing investment for growth and shareholder returns. In addition, the Company determines its shareholder return in consideration of a comprehensive set of factors including its business performance, investment plans, financial status and prospects, and the Company may make shareholder return in the form of cash or shares in accordance with its articles of incorporation. Cash dividends are determined based on the Company’s consideration of investment needs for its continued future growth as well as its annual business performance and overall cash flow status. In the case of share dividends, the type of the shares to be distributed may be determined pursuant to the resolution of the Company’s general meeting of shareholders, to the extent there are multiple classes of shares outstanding. The Company distributes annual dividends to shareholders or pledgees registered on its shareholder’s register as of the end of each fiscal year, and the Company distributed an interim dividend once a year as of June 30 pursuant to the resolution of its board of directors. Certain changes to the Company’s articles of incorporation relating to quarterly dividends were approved at the 37th General Meeting of Shareholders held on March 25, 2021, as a result of which more diverse shareholder return policies are expected to be possible in the future.

(1)	Distribution of cash dividends was approved during the 35th General Meeting of Shareholders held on March 26, 2019.

•	Distribution of cash dividends per share of Won 9,000 (exclusive of an interim dividend of Won 1,000) was approved.

(2)	Distribution of interim dividends of Won 1,000 was approved during the 426th Board of Directors’ Meeting on July 25, 2019.

(3)	Distribution of cash dividends was approved during the 36th General Meeting of Shareholders held on March 26, 2020.

•	Distribution of cash dividends per share of Won 9,000 (exclusive of an interim dividend of Won 1,000) was approved.

(4)	Distribution of interim dividends of Won 1,000 was approved during the 438th Board of Directors’ Meeting on July 21, 2020.

(5)	Distribution of cash dividends was approved during the 37th General Meeting of Shareholders held on March 25, 2021.

•	Distribution of cash dividends per share of Won 9,000 (exclusive of an interim dividend of Won 1,000) was approved.

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B.	Dividends for the Past Three Fiscal Years

	(Unit: in millions of Won, except per share data and percentages)
Classification		As of and for the three months ended March 31, 2021	As of and for the year ended December 31, 2020	As of and for the year ended December 31, 2019
Par value per share (Won)		500	500	500
(Consolidated) Net income		558,265	1,504,352	888,698
(Separate) Net income		466,013	758,792	979,891
Net income per share (Won)		7,789	20,463	12,127
Total cash dividend		—	715,080	730,098
Total stock dividends		—	—	—
(Consolidated) Percentage of cash dividend to available income (%)		—	47.5	82.0
Cash dividend yield ratio (%)	Common shares	—	4.1	4.1
	Preferred shares	—	—	—
Stock dividend yield ratio (%)	Common shares	—	—	—
	Preferred shares	—	—	—
Cash dividend per share (Won)	Common shares	—	10,000	10,000
	Preferred shares	—	—	—
Stock dividend per share (share)	Common shares	—	—	—
	Preferred shares	—	—	—

*

The total amount of cash dividends was calculated by adding the total amount of cash dividends resolved at the general meeting of shareholders for the relevant fiscal year and any quarterly cash dividends paid during such fiscal year (including interim dividends) in accordance with applicable disclosure requirements.

*	Consolidated net income is based on equity attributable to owners of the parent company.
*	Cash dividend for the years ended December 31, 2020 and 2019 above include an interim dividend of Won 1,000 per share.

C.	Past Distributions of Dividends

Number of consecutive dividends		Average dividend yield (%)
Interim dividends	Annual dividends	Past three years	Past five years
17	27	4.0	4.0

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6.    Matters Concerning Articles of Incorporation

Date of Revision	General Meeting of Shareholders	Key Revisions	Reason for Revisions
March 26, 2019	35th General Meeting of Shareholders	Type of shares, change in transfer agent, etc.	Changes in accordance with the mandatory electronic registration of shares

March 26, 2020	36th General Meeting of Shareholders	Specialized safety and health planning, etc.	Changes in accordance with amendments to the Industrial Safety and Health Act of Korea and to reflect the relevant revisions to SK Group-wide management policies under SK Management System

March 26, 2021	37th General Meeting of Shareholders	Corporate governance charter, term of office of independent directors, dividends, etc.	To provide basis for adopting a corporate governance charter and quarterly dividends in the Articles of Incorporation and to reflect applicable amendments to the Korean Commercial Code

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II.	BUSINESS

1. Business Overview

Each company in the consolidated entity is a separate legal entity providing independent services and products. The business is primarily separated into (1) the wireless business consisting of cellular voice, wireless data and wireless Internet services, (2) the fixed-line business consisting of fixed-line telephone, high speed Internet, data and network lease services, among others, (3) commerce business, (4) security business and (5) other businesses consisting of platform services and online information services, among others.

Set forth below is a summary business description of material consolidated subsidiaries.

Classification	Company name	Description of business
Wireless	SK Telecom Co., Ltd.	Wireless voice and data telecommunications services via digital wireless networks
	PS&Marketing Co., Ltd.	Sale of fixed-line and wireless telecommunications products through wholesale, retail and online distribution channels
	SK O&S Co., Ltd.	Maintenance of switching stations
	Service Ace Co., Ltd	Management and operation of customer centers

Fixed-line	SK Broadband Co., Ltd.

High-speed Internet, TV, telephone, commercial data and other fixed-line services and management of the transmission system for online digital contents

Various media-related services, such as channel management services including video-on-demand (“VOD”)

	SK Telink Co., Ltd.	International wireless direct-dial “00700” services, voice services using Internet protocol and MVNO business
	Home & Service Co., Ltd.	System maintenance of high-speed Internet, IPTV and fixed-line services

Security	(Former) ADT CAPS Co., Ltd.*	Unmanned machine-based security and manned security services
	SK Infosec Co., Ltd.*	Comprehensive information protection services and integrated computer system consulting and implementation services
Commerce	Eleven Street Co., Ltd.	E-commerce and Internet-related businesses

	SK stoa Co., Ltd.	Operation of data broadcasting channel for sale of goods
Other business	SK Planet Co., Ltd.	Information telecommunications business and development and supply of software
	One Store Co., Ltd.	Operation of mobile application store
	Dreamus Company	Online music service and distribution of records and digital content
	SK M&Service Co., Ltd.	System software development, distribution and technical support services and other online information services
	K-net Culture and Contents Venture Fund	Start-up investment support
	Atlas Investment	Investments
	SK Telecom TMT Investment Corp.	Investments
	Incross Co., Ltd.	Digital advertisement media lab business and video advertisement network platform business
	T map Mobility Co., Ltd.	Database and online information services

*

In the three months ended March 31, 2021, SK Infosec completed the merger of Former ADT CAPS, a subsidiary of SK Infosec, with and into itself effective as of March 4, 2021 with the purpose of enhancing management efficiency. SK Infosec changed its name to ADT CAPS after the date of the merger.

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[Wireless Business]

A.	Industry Characteristics

The telecommunications services market can be categorized into telecommunications services (such as fixed-line, wireless, leased line and value-added services) and broadcasting and telecommunications convergence services. Pursuant to the Telecommunications Business Act, the telecommunications services market can be further classified into basic telecommunications (fixed-line and wireless telecommunications), special category telecommunications (resale of telecommunications equipment, facilities and services) and value-added telecommunications (Internet connection and management, media contents and others). The size of the domestic telecommunications services market is determined based on various factors specific to Korea, including size of population that uses telecommunication services and telecommunications expenditures per capita. While it is possible for Korean telecommunication service providers to provide services abroad through acquisitions or otherwise, foreign telecommunication services markets have their own characteristics depending, among others, on the regulatory environment and demand for telecommunication services.

The Korean mobile communication market is considered to have reached its maturation stage with more than a 100% penetration rate. However, the Korean mobile communications market continues to improve in the quality of services with the help of advances in network-related technology and the development of highly advanced smartphones which enable the provision of New ICT services for advanced multimedia contents, mobile commerce, mobility and other related services. In addition, the ultra-low latency and high capacity characteristics of 5G networks as well as the advancement of AI are expected to accelerate the introduction of new services and the growth of IoT-based B2B businesses.

B.	Growth Potential

				(Unit: in 1,000 persons)
Classification		As of March 31,	As of December 31,
		2021	2020	2019
Number of subscribers	SK Telecom	29,308	29,089	28,648
	Others (KT, LG U+)	31,490	31,341	31,539
	MVNO	9,363	9,111	7,750
	Total	70,161	69,541	67,937

*	Source: Wireless subscriber data from the MSIT as of March 31, 2021.

C.	Domestic and Overseas Market Conditions

The Korean mobile communication market includes the entire population of Korea with mobile communication service needs, and almost every Korean is considered a potential user. Sales revenue related to data services has been growing due to the increasing popularity of smartphones and high-speed wireless networks. There is also a growing importance to the B2B segment, which creates added value by selling and developing various solutions. The telecommunications industry is a regulated industry requiring license and approval from the MSIT.

In the wireless business, industry players compete on the basis of the following three main competitive elements:

(i) brand competitiveness, which refers to the overall sense of recognition and loyalty experienced by customers with respect to services and values provided by a company, including the images created by a company’s comprehensive activities and communications on top of the actual services rendered;

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(ii) product and service competitiveness, which refers to the fundamental criteria for wireless telecommunications services, including voice quality, service coverage, broad ranges of rate plans, diversified mobile Internet services, price and quality of devices and customer service quality, as well as the ability to develop new services that meet customer needs in a market environment defined by convergence; and

(iii) sales competitiveness, which refers to novel and diversified marketing methods and the strength of the distribution network.

Set forth below is the historical market share of the Company (excluding MVNO subscribers).

	(Unit: in percentages)
Classification	As of March 31,	As of December 31,
	2021	2020	2019
Mobile communication services	48.2	48.1	47.6

*	Source: Wireless subscriber data from the MSIT as of March 31, 2021.

D.	Business Overview and Competitive Strengths

The Company is seeking to transform into a comprehensive ICT service provider. In light of the ongoing COVID-19 pandemic, the Company has quickly adapted to the contactless environment based on its diverse ICT portfolio and is continuing to show steady growth in each of its major business divisions, including MNO, media, security and commerce.

For the three months ended March 31, 2021, the Company recorded Won 4.78 trillion in operating revenue and Won 388.8 billion in profit for the period on a consolidated basis, and it recorded Won 2.98 trillion in operating revenue and Won 307.3 billion in profit for the period on a separate basis.

In the MNO business, the Company secured 6.74 million 5G subscribers as of March 31, 2021 through innovations and quality enhancements in its 5G services. The Company also solidified its status as the top MNO service operator while maintaining market stability through innovations in its distribution channels in response to the contactless environment and rational market operations. The Company was also ranked as the top service provider with respect to certain key metrics such as transmission speed in several 5G service quality evaluations conducted by the MSIT to date.

SK Telink, a consolidated subsidiary of the Company, operates its MVNO service, “SK 7Mobile,” which is offered at reasonable rates and provides excellent quality. SK Telink is increasing its efforts to develop low-cost distribution channels and create niche markets through targeted marketing towards customers including foreign workers, middle-aged adults and students.

SK O&S, a subsidiary of the Company responsible for the operation of the Company’s base stations and related transmission and power facilities, offers quality fixed-line and wireless network services to customers, including mobile office products to business customers. In addition, Service Ace is developing its competence as a marketing company while providing top-quality customer service.

PS&Marketing, a subsidiary of the Company, provides a sales platform for products of the Company and SK Broadband including fixed-line and wireless telecommunication products that address customers’ needs for various convergence products. PS&Marketing provides differentiated service to clients through the establishment of new sales channels and product development.

[Fixed-line Business]

A.	Industry Characteristics

The telecommunications services market can be categorized into telecommunications services (such as fixed-line, wireless, leased line and value-added services) and broadcasting and telecommunications convergence services (such as IPTV, cable TV and bundled fixed-line/wireless services). Pursuant to the Telecommunications Business Act, the telecommunications services market can be further classified into basic telecommunications (fixed-line and wireless telecommunications), special category telecommunications (resale of telecommunications equipment, facilities and services) and value-added telecommunications (Internet connection and management, media contents and others).

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The broadcasting business involves the planning, programming or production of broadcasting programs and transmission to viewers through telecommunication facilities. Pursuant to the Broadcasting Act, the broadcasting market can be categorized into terrestrial broadcasting, fixed-line TV broadcasting, satellite broadcasting and programming-providing businesses. The Company engages in the fixed-line TV broadcasting business, which is defined as the business of managing and operating fixed-line TV broadcasting stations (including their facilities and employees for the purpose of providing multi-channel broadcasting) and providing broadcasts through transmission and line facilities.

As a result of the government’s direct and indirect control over the fixed-line telecommunications industry, ranging from service licensing to business activities, the industry’s overall growth potential and degree of competition are greatly affected by the government’s regulatory policies. The fixed-line telecommunications industry is also a technology-intensive industry that evolves rapidly and continuously through the development of communications technology and equipment, which requires proactive responses in meeting the needs of subscribers by developing new services and penetrating the market. Fixed-line telecommunications services have become universal and essential means of communication and act as the foundation for integration and convergence with various other services. The essential nature of such services provides stable demand, resulting in low sensitivity to economic conditions.

The Korean fixed-line services industry is marked by a high level of market concentration, as the government is highly selective in granting telecommunications business licenses. The competitive landscape of the fixed-line and wireless services markets is dominated by its three leading operators, the Company (including SK Broadband), KT and LG U+. Growing competition within the industry has promoted rapid technological evolution, including the convergence of fixed-line and wireless services, as well as broadcasting and telecommunications.

In the high speed internet services market, the demand for faster and more reliable premium Giga Internet services is increasing due to the growth in usage of home mobile networks using Wi-Fi and an increased consumption of high-definition large media content.

With the mergers and acquisitions among IPTV service providers and multiple service operators, the paid broadcasting market has reorganized around IPTV operators, and companies are moving away from competition based on subscriber base expansion to competition based on media platform services. The transition to a contactless service society due to COVID-19 has led to increased consumption of paid content by viewers, accelerating competition through the ability to source unique contents. The Company expects new growth in the home platform domain by providing customized services using ICT convergence technologies such as AI and big data in addition to differentiated contents.

In the corporate business market, the Company is continuing its efforts to generate stable returns by securing growth drivers in new service areas such as cloud computing, while also strengthening its competitiveness in the traditional fixed line-based business through infrastructure expansion.

B.	Growth Potential

		(Unit: in persons)
Classification		As of March 31,	As of December 31,
		2021	2020	2019
Fixed-line Subscribers	High-speed Internet	22,501,328	22,330,182	21,761,831
	Fixed-line telephone	12,694,751	12,859,279	13,600,362
	IPTV	17,489,664	17,489,664	16,440,059
	Cable TV	13,378,742	13,378,742	13,641,708

*	Source: MSIT website.

C.	Cyclical Nature and Seasonality

High-speed Internet and fixed-line telephone services operate in mature markets that are comparatively less sensitive to cyclical economic changes as the services provided by different operators have become less differentiated. TV services have become necessities that provide broadcasting, and the market, which is subject to a subscriber-based business model, has little sensitivity to cyclical economic changes. The telecommunications services market overall is not expected to be particularly affected by economic downturns due to the low income elasticity of demand for telecommunication services.

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D.	Domestic and Overseas Market Conditions

Set forth below is the historical market share of the Company.

(Unit: in percentages)

Classification	As of March 31,	As of December 31,
	2021	2020	2019
High-speed Internet (including resales)	28.9	29.0	25.1
Fixed-line telephone (including Voice over Internet Protocol (“VoIP”)	16.8	16.8	16.8
IPTV	30.3	30.3	30.3
Cable TV	22.5	22.5	22.5

*	Source: MSIT website.
*	With respect to Internet telephone, the market share was calculated based on market shares among the Company, KT and LG U+ and is based on the number of IP phone subscribers.

In each of its principal business areas, SK Broadband principally competes on the basis of price, service quality and speed. In the IPTV business, the ability to offer complex services and differentiated contents are becoming increasingly important. General telecommunications businesses operate in a licensed industry with a high barrier of entry, which is dominated by SK Broadband, KT and LG U+.

E.	Business Overview and Competitive Strengths

In the first quarter of 2021, SK Broadband recorded, on a consolidated basis, Won 967.0 billion in revenue, Won 75.4 billion in operating profit and Won 49.9 billion in profit. SK Broadband achieved a revenue growth of 17.6% compared to the first quarter of 2020 mainly as a result of the Tbroad Merger and a net increase in IPTV subscribers.

In the case of high-speed Internet, revenue increased compared to the first quarter of 2020 due to an increase in the proportion of subscribers of premium services, such as Giga Internet. The IPTV service business continued its solid growth compared to the first quarter of 2020 due to continued growth in the number of subscribers as well as platform sales, including advertising. Revenue from the corporate business increased compared to the first quarter of 2020 as a result of new leased lines and an increase in sales from internet data centers.

[Security Business]

A.	Industry Characteristics

The security systems service business provides security services to governments, companies and individuals with the purpose of protecting tangible and intangible assets and human resources. Depending on the risk prevention method used, the security business can be classified into machine-based security, security system integration (“SI”), information security and manned security. Machine-based security operates by receiving information that is detected and transmitted by various sensors and cameras installed at the target facilities through control facility equipment and taking prompt and appropriate action, such as dispatching an agent or contacting the police or the fire department, if an abnormality is detected. Security SI is a service that integrates installation, operation, maintenance and repair of various equipment and systems by analyzing the appropriate security system for customer facilities, such as buildings, factories and schools. Manned security services deploy security personnel to areas subject to security, who perform on-site security services such as patrols and access control of buildings and facilities. The information security industry involves the business of providing security to business customers to prevent the leakage and hacking of data, including personal information. The industry can be categorized into the information security product business, which includes the development, manufacturing and distribution of information security products, and the information security service business, such as security consulting and managed security services. Information security products aim to form a secure cyber environment by protecting computer terminals and Internet communication channels, while information security services provide security across the overall ICT industry by providing security consulting services to companies on how to protect their information security assets or through managed security services, which prevent security breaches by hackers.

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The Company’s primary business in the physical security industry is its unmanned security and security SI services, and the Company’s primary business in the information security industry is its managed security and security consulting services. Its business areas consist of the following:

Classification		Product
Physical Security	Machine-based security	CAPS service (unmanned security service), access control, view guard (CCTV), attendance management, drinking water management
	Security SI and maintenance and repair	Access control (entry and parking), CCTV (recording, camera, monitor, network equipment, etc.), other security systems
	Integrated security services (machine-based security + manned security)	Machine-based security services, manned security services (security, cleaning, concierge, etc.)
Information Security	Managed security services	Information security breach detection and response services (remote managed security service and on-site managed security service)
	Security consulting	Evaluation of adequacy of information security system, suggestion of solutions to enhance security (information protection consulting, compliance consulting, etc.)
	Security solutions	Provision of hardware and software for information security (network security solution, system security solutions, etc.)

B.	Growth Potential

(1) Size of the domestic security industry

(Unit: in 100 millions of Won except percentages)
	2021	2020	2019
Physical security industry	40,736	39,396	37,449
Cybersecurity industry	20,952	20,185	19,186
Total domestic security industry	61,688	59,581	56,635

*	Source: 2020 Domestic and Global Security Market Forecast Report, Security News / Security World
*	Figures for 2020 and 2021 are estimates.

(2) Size of the domestic physical security industry

(Unit: in 100 millions of Won except percentages)
	2021		2020		2019		2018
	Amount	Percentage	Amount	Percentage	Amount	Percentage	Amount	Percentage
CCTV monitoring	14,275	35.04%	13,938	35.38%	13,095	34.97%	12,871	35.16%
Alarm monitoring	2,695	6.62%	2,601	6.60%	2,574	6.87%	2,526	6.90%
Comprehensive security services	15,757	39.00%	15,452	39.22%	14,903	39.80%	14,610	39.91%
Access Control	4,432	10.88%	4,184	10.62%	4,069	10.87%	3,983	10.88%
Biometric Recognition	3,577	8.78%	3,221	8.18%	2,808	7,50%	2,617	7.15%
Total	40,736	100.00%	39,396	100.00%	37,449	100.00%	36,607	100.00%

*	Source: 2020 Domestic and Global Security Market Forecast Report, Security News / Security World
*	Figures for 2020 and 2021 are estimates.

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(3) Forecast of the domestic physical security industry

(Unit: in millions of Won)
		2025	2023	2021	2020
Physical Security Services	Dispatch security services	1,945,651	1,835,418	1,731,430	1,729,700
	Video security services	493,319	468,669	445,251	430,195
	Other security services	876,166	758,080	655,909	593,046
	Total	3,315,136	3,062,167	2,832,590	2,752,941

*	Source: “Study on Policy Plans for the Support of the Physical Security Industry of Gyeonggi-do,” published by the Gyeonggi-do Assembly in the second half of 2020. All figures are estimates.

C.	Cyclical Nature and Seasonality

The security business seeks to satisfy the basic need for safety and is less sensitive to economic fluctuations compared to other industries. Although the slowdown in the Korean economy and competition based on lower-cost alternatives has had a negative impact on industry growth, sustained growth is nevertheless expected due to the recent expansion of the industry into converged security markets with the integration of ICT.

D.	Domestic and Overseas Market Conditions

The security industry is experiencing a rapid increase in demand for CCTV, access control and other security systems due to threats including crime, natural disasters and calamities and terrorism. With increased consumer interest in safety, demand for security system services is expected to continue to grow. To date, the Korean security market is characterized by an oligopoly dominated by three leading companies due to the high barriers to entry as a result of high initial investment costs of building large-scale network systems and the effects of brand loyalty. The traditional security industry, characterized by price competition aimed at increasing market share, is expanding into a converged security market with the integration of ICT. In addition, the global converged security market integrating ICT has recently been experiencing rapid growth and increased competition due to the entry of global information technology companies.

Furthermore, the importance of the information security industry is steadily increasing due to the diversified and increasingly advanced and intelligent attacks by hackers, and the demand for information security is expected to increase exponentially due to the digital transformation arising from advances in new technologies, such as AI, IoT, cloud and smart factories, as part of the fourth industrial revolution. Although global information security companies are demonstrating strength in the domestic information security market for products, the top three domestic companies have traditionally dominated the market for services.

The security industry, which received attention for pioneering a new market for day-to-day disease prevention measures in response to the COVID-19 pandemic, demonstrated growth despite various obstacles. In the post-COVID-19 era, which is expected to begin in 2022 after the wide administration of vaccines, the growth of the security industry is expected to accelerate further due to the convergence of physical security and cybersecurity as well as the advancement of integrated control centers for the stable operation and development of smart cities.

As a result, although the size of the domestic security market in 2020 failed to reach Won 6 trillion in light of the effects of COVID-19, it is expected to grow annually by 3.9% to Won 6.4 trillion in 2021 and by 5.2% to Won 6.3 trillion in 2022.

E.	Business Overview and Competitive Strengths

For the three months ended March 31, 2021, ADT CAPS recorded Won 352.3 billion in revenue (consisting of Won 279.4 billion from the physical security business and Won 72.9 billion from the information security business) and Won 35.2 billion in operating profit, and it secured approximately 680,000 subscribers as of March 31, 2021, including subscribers to information security services.

Due to the saturation of the unmanned security market, there was no significant change in the number of ADT CAPS’ unmanned security contracts in 2020 compared to the previous year. However, ADT CAPS was able to maintain consistent growth in the number of new subscribers acquired through the SK distribution network and a continued increase in revenue from the CAPS Home and parking services. In addition, despite the economic downturn due to COVID-19, ADT CAPS was able to pave new markets for contactless access control and fever detection services using facial recognition and thermal imaging cameras.

Revenue from the information security business of ADT CAPS exceeded Won 300 billion, making ADT CAPS the first company to do so in the industry. ADT CAPS is widening the gap with the second-largest player in the information security market and has maintained its top position in the market for the past five years.

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Although the unmanned security market is expected to remain saturated in 2021, ADT CAPS will pursue efforts to improve the results of operations and service quality of its core unmanned security business through the development of products and market approaches that are tailored to the needs of various customers, while also improving its new security businesses, including the information security business, by enhancing its technologies and diversifying its product portfolio through further development efforts and the increased use of AI.

Former ADT CAPS merged with SK Infosec, a cybersecurity service provider, and the combined ADT CAPS is considering business synergies from various perspectives to provide a more diverse range of high-quality services to customers, including converged security products, in the future.

Unmanned security services range from crime prevention based on cutting-edge sensors and prompt dispatch of security personnel to follow-up services. With increased efforts to reduce false alarms, ADT CAPS continues to reduce dispatch and control costs, thereby improving service quality and ultimately generating new sources of revenue to establish a positive cycle for continuous growth.

Video security services provide objective security through full identification of subjects with the use of high-definition video, made convenient and safe through a diverse lineup of products and remote control services. Access security services provide outsider access control, employee attendance checks and even drinking water management, which are made user-friendly and convenient due to the integration of cutting edge AI-based technology such as fingerprint, facial and mobile recognition. ADT CAPS plans to continue advancing such technology-based services and deliver more convenient and safer security services to customers through innovative technologies.

The SI business provides comprehensive security solutions suitable for the management of large buildings, such as access control and energy, fire safety and parking management services. ADT CAPS is striving to provide customers with the best comprehensive security solution, including more economical and optimized products through the development of innovative technologies.

In the case of information security services, in addition to continuing to provide information protection consulting, security solutions, security system establishment and managed security services based on its know-how accumulated over the years, ADT CAPS is committed to securing new technologies, such as AI security and 5G security, in order to preemptively respond to increasingly intelligent and diversified cyberattacks and respond quickly to changes in the new ICT environment.

ADT CAPS established the first converged security management platform in Korea in response to the emergence of the converged security industry, which is becoming increasingly important as trends of hyper-connectivity, integration and digital transformation are affecting people’s lives and industries on a national level. ADT CAPS strives to become a global total security company by exploring new markets, discovering new business models and expanding advanced technologies through the convergence of physical security and information security, as well as other areas of technology.

[Commerce Business]

A.	Industry Characteristics

Electronic commerce, or e-commerce, refers to transactions of goods and services that are processed electronically by information processing systems, such as personal computers, and can be classified into “online order” and “online order brokerage” businesses. The mail order brokerage business refers to the act of intermediating a transaction between a seller and a buyer by an online shopping mall, and the online order business refers to direct sales of goods and services by an online shopping mall. Online shopping malls can be categorized, based on the range of products that they handle, into special malls that handle products limited to specific categories and general malls that handle products across multiple categories. The Korean e-commerce market started to grow in the early 2000s with the spread of the Internet, and it is now going through a second period of growth in the form of mobile commerce as a result of the removal of time and space constraints on shopping following the proliferation of smartphones beginning in 2010, the simplification and improved convenience of payment services, the expansion of fast delivery services following intense competition in such services beginning in 2018, the combination of offline and online shopping experiences (omni-channel and O2O services) and advancements in personalization and recommendation services based on AI. Eleven Street, which operates an online order brokerage business, is known as an “open market business” operator within the e-commerce market. As a result of leading the trend of mobile commerce and pursuing innovative customer experience since the early stages of its business, Eleven Street has grown into a major player in the e-commerce market.

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B.	Growth Potential

As of December 31, 2020, the size of the Korean e-commerce market was Won 161.1 trillion, accounting for approximately 34% of the total online and offline distribution market and demonstrating rapid growth at an annual average growth rate of over 19% for the past three years. In addition, mobile transactions accounted for 67.5% of the total e-commerce transaction value in 2020, after surpassing 50% for the first time in 2016. Considering the current acceleration in the shift of products traditionally sold offline, such as food products, food delivery services, apparels and household products, to the mobile e-commerce platform and with the expansion of contactless consumption of goods in light of COVID-19, mobile e-commerce is expected to continue its growth in the future.

Year	2020	2019	2018	2017	2016
E-commerce transaction value (trillion Won)	161.1	135.3	113.3	94.2	65.6
Annual growth rate	19.1%	19.3%	20.3%	43.6%	21.5%

*	Source: Statistics Korea, “Online Shopping Trends.”

C.	Cyclical Nature and Seasonality

While the commerce industry is inherently affected by fluctuations in the economy to a certain extent, their effect on the e-commerce market has been limited due to its ongoing rapid growth.

D.	Domestic and Overseas Market Conditions

The mobile-centered online commerce market is expected to grow steadily due to the further growth potential of the Internet shopping population, the development of online business models by offline commerce operators and the growth of mobile commerce. New business models are expected to emerge and proliferate into new markets as diverse lifestyle services that go beyond commodities are incorporated into the area of commerce.

E.	Business Overview and Competitive Strengths

Focusing on the 11st Marketplace, Eleven Street plans to continue expanding its commerce ecosystem and ultimately enhance its corporate value by providing diverse and innovative shopping experiences based on technology and strengthening customer benefits using synergies with other ICT businesses of the Company. In particular, Eleven Street recorded an operating profit in 2019, thereby successfully establishing a foundation for sustainable growth, and a positive growth in revenue in 2020 due to a meaningful increase in the transaction value through efficient execution of marketing expenses. Eleven Street has become a leader in the Korean e-commerce market through steady growth since the launch of 11st in 2008 by building customer trust and through effective marketing, despite its late entry into the online commerce market that was previously dominated by two players, Gmarket and Auction. Eleven Street has also firmly established itself as a market leader and top player in the Korean mobile commerce market by rapidly responding to the shift of the e-commerce market towards mobile platforms. In addition, Eleven Street has made efforts to gain the market’s confidence and improve customer satisfaction since the launch of 11st, resulting in recognition by certifications from KS-SQI (Service Quality Index) for thirteen consecutive years, KCSI (Consumer Satisfaction Index) for twelve consecutive years and CCM (Consumer Centered Management). Leveraging the large user base of 11st, Eleven Street plans to become a “leading commerce portal most trusted by users” by expanding the product offerings of 11st through expanded strategic partnerships with domestic and foreign players and upgrading services in order to evolve into a future-oriented commerce company, thereby continuing to strengthen the unique value of 11st as a commerce portal through improvements in customer’s convenience and continuous innovation.

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[Other Businesses]

OK Cashbag, operated by SK Planet, is a point-based loyalty marketing program which has grown to become a global top-tier loyalty marketing program since its inception in 1999. Customers have access to increased benefits through accumulation of loyalty reward points and partner companies use OK Cashbag as a marketing resource. As Korea’s largest loyalty mileage program, OK Cashbag maintains a leading position in the industry. The Company is continuing to develop its service in light of market conditions and customers’ needs to enhance its customers’ perception of point value and is reviewing and pursuing various plans to develop OK Cashbag into a service that goes beyond a mileage program that leverages the key competitiveness of OK Cashbag such as its platform and partnership network.

Syrup is a service that provides information about coupons and events based on time, place and occasion, thereby maximizing economic benefits for consumers, as well as a marketing tool based on consumption behavior data that enables its business partners to achieve smart, low-cost and high-efficiency marketing. Based on big data accumulated over the years, Syrup expanded its service to the area of mobile finance, which allows users to check their financial assets and provides an integrated process including recommendation for and subscription to customized financial products. The Company plans to continue developing Syrup to provide more practical benefits to its customers in their daily lives.

Incross, a material subsidiary of the Company, primarily focuses on the digital advertising media representative business, which involves establishing media strategies and executing advertising on behalf of advertisers and advertising agencies, its “Dawin” business, which is Korea’s first video advertising network platform, and “T deal,” which is an advertising service that combines SK Telecom’s text messaging, AI and commerce services. T deal is an advertising product that sends text messages with personalized product recommendations and links to online pages where the products can be purchased. In addition, Infra Communications, a subsidiary of Incross, provides operational services for the integrated mobile application market “ONE Store.”

FLO, launched in December 2018 by Dreamus Company, a material subsidiary of the Company, became the first music platform to discontinue its real-time music chart and introduced the “FLO Chart,” which applies AI and machine learning technologies to a music chart based on data collected over the past 24 hours, thus increasing reliability. As of March 31, 2021, FLO’s number of average unique visitors increased to 2.49 million, an increase of 0.18 million compared to the end of 2020, based on Dreamus Company’s internal data. In addition to its online music service, Dreamus Company operates a music records and digital content distribution business, artist merchandise business and device business under the “Astell&Kern” brand.

The Company’s mobility business was vertically spun off into a new company, T Map Mobility, in December 2020, and it is expected to enhance the its capabilities in the future through partnerships with global mobility business operators. The “T map” service provides maps, information on local areas, real-time traffic information and navigation services, and it has achieved a leading position in the domestic location-based service platform market. In addition, the Company is expanding its mobile platform base that connects daily lives by expanding into online-to-offline service areas such as “T map Public Transportation” services. The Company also continues to secure new subscribers by differentiating itself through services such as an AI-based driver assistant software named “T map x NUGU,” and it is continuing to further build a location-based platform by providing built-in solutions for automobile “infotainment” systems to car manufacturers while also providing services to link local information and advertising.

ONE Store, which was established through a horizontal spin-off from SK Planet in March 2016, launched its proprietary ONE Store App Market in June 2016 by integrating the mobile application marketplaces of the three leading domestic MNO companies and NAVER. ONE Store, which is pre-installed on Android-based mobile devices distributed by the three leading domestic MNO companies, offers over 20,000 mobile game titles, 200,000 mobile applications as well as various contents, including web novels and webtoons, and platform services including an e-commerce business. In its four years of operation, ONE Store has continually increased its market presence with an annual transaction value of over Won 800 billion, a cumulative membership-based user base of over 50 million and a monthly average user access of approximately 20 million.

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2.     Updates on Major Products and Services

		(Unit: in millions of Won and percentages)
Business	Major Companies	Item	Major Trademarks	Consolidated Sales Amount	Ratio
Wireless	SK Telecom Co., Ltd., PS&Marketing Co., Ltd., Service Ace Co., Ltd. SK O&S Co., Ltd.	Mobile communication service, wireless data service, ICT service	T, 5GX, T Plan and others	3,117,599	65.2%
Fixed-line	SK Broadband Co., Ltd., SK Telink Co., Ltd. Home & Service Co., Ltd.	Fixed-line phone, high speed Internet, data and network lease service	B tv, 00700 international call, 7mobile and others	894,754	18.7%
Security	ADT CAPS Co., Ltd.	Manned and unmanned security, information security and others	CAPS, T&CAPS, B&CAPS and others	322,916	6.8%
Commerce	Eleven Street Co., Ltd. SK stoa Co., Ltd.	E-commerce	11st, 11Pay, Gifticon and others	200,035	4.2%
Other	SK Planet Co., Ltd., One Store Co., Ltd., Dreamus Company, SK M&Service Co., Ltd., Incross Co., Ltd.	Information telecommunication, electronic finance, advertising, Internet platform service	OK Cashbag, ONE Store, FLO and others	245,157	5.1%
Total				4,780,461	100%

3.     Price Trends for Major Products

[Wireless Business]

As of December 31, 2020, based on the Company’s standard monthly subscription plan, the basic service fee was Won 12,100 and the usage fee was Won 1.98 per second. Among the 4G-based “T-Plans”, the “Safe 4G” provides 4 GB of data and unlimited voice calls at Won 50,000 per month (including value-added tax). Among the “5GX Plans”, the “Slim Plan” provides 10 GB of data and unlimited voice calls at Won 55,000 per month (including value-added tax). The Company provides a variety of other subscription plans catered to subscriber demand.

[Fixed-line Business]

The fees charged by the Company for its services are changing as it launches a variety of subscription plans that satisfy customer needs. In February 2021, the Company launched the “The Slim Rate Plan” to reflect the preference of certain subscribers to receive rate discounts over promotional gifts when subscribing to new services, with discounted service fees ranging from Won 2,750 to Won 11,000 per month (based on a three-year subscription period), depending on the transmission speed and whether the subscription includes IPTV services. The Company also provides a variety of other subscription plans.

[Commerce Business]

Eleven Street acts as an intermediary in e-commerce transactions between sellers and buyers on 11st, and charges sellers sales commissions in accordance with the terms of use as consideration for execution of transactions, payment settlement and security measures. Although the amount of sales commissions vary by product category, it is generally set at market standard rates ranging from 10% to 12% of the transaction value. Such sales commission rate structure has largely remained unchanged since the launch of 11st, although Eleven Street occasionally offers temporary promotional reductions for certain periods in order to encourage transactions.

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4.     Investment Status

[Wireless Business]

A.	Investment in Progress

(Unit: in billions of Won)
Business	Classification	Investment period	Subject of investment	Investment effect	Expected investment amount	Amount already invested	Future investment
Network/Common	Upgrade/ New installation	Year ended December 31, 2021	Network, systems and others	Capacity increase and quality improvement; systems improvement	To be determined	165	—
Total					To be determined	165	—

B.	Future Investment Plan

(Unit: in billions of Won)
Business	Expected investment amount		Expected investment for each year			Investment effect
	Asset type	Amount	2021	2022	2023
Network/Common	Network, systems and others	To be determined	To be determined	To be determined	To be determined	Upgrades to the existing services and expanded provision of network services including 5G
Total		To be determined	To be determined	To be determined	To be determined

*	The Company indicated during the earnings conference call held on February 3, 2021 that the level of capital expenditures for 2021 is expected to be similar to that of 2020.

[Fixed-line Business]

A.	Investment in Progress and Future Investment Plan

(Unit: in billions of Won)
Purpose of investment	Subject of investment	Investment period	Amount already invested	Future investment	Investment effect
Coverage expansion, upgrade of media platform	Network, systems, internet data center and others	Three months ended March 31, 2021	55.4	To be determined	Secure subscriber networks and equipment; quality and system improvements

34

5.     Revenues

		(Unit: in millions of Won)
Business	Sales type	Item		For the three months ended March 31, 2021	For the year ended December 31, 2020	For the year ended December 31, 2019
Wireless	Services	Mobile communication	Export	28,335	152,518	141,496
			Domestic	3,089,264	12,143,166	12,030,919
			Subtotal	3,117,599	12,295,684	12,172,415
Fixed-line	Services	Fixed-line, B2B data, high-speed Internet, IPTV	Export	29,001	127,618	96,962
			Domestic	865,753	3,278,058	3,445,469
			Subtotal	894,754	3,405,676	3,542,431
Security	Services	Personnel and system security, information security and others	Export	4,037	16,696	—
			Domestic	318,879	1,229,821	913,301
			Subtotal	322,916	1,246,517	913,301
Commerce	Services	E-commerce	Export	279	1,299	3,829
			Domestic	199,756	791,552	526,660
			Subtotal	200,035	792,851	530,489
Other	Services	Display and search ad., contents	Export	15,413	50,129	81,844
			Domestic	229,744	833,794	503,222
			Subtotal	245,157	883,923	585,066
Total			Export	77,065	348,260	324,131
			Domestic	4,703,396	18,276,391	17,419,571
			Total	4,780,461	18,624,651	17,743,702

		(Unit: in millions of Won)
For the three months ended March 31, 2021	Wireless	Fixed	Security	Commerce	Other	Sub total	Internal transaction	After consolidation
Total sales	3,505,198	1,162,627	350,497	203,696	315,940	5,537,958	(757,497)	4,780,461
Internal sales	387,599	267,873	27,581	3,661	70,783	757,497	(757,497)	—
External sales	3,117,599	894,754	322,916	200,035	245,157	4,780,461	—	4,780,461
Depreciation and amortization	700,105	232,436	64,819	8,444	17,231	1,023,035	(26,553)	996,482
Operating profit (loss)	309,025	81,169	27,771	160	(13,467)	404,658	(15,877)	388,781
Finance profit (loss)								(33,843)
Gain from subsidiaries, investments in associates and joint ventures								322,455
Other non-operating profit (loss)								6,444
Profit before income tax								683,837

35

6.     Derivative Transactions

A.	Current Swap Contract Applying Cash Flow Risk Hedge Accounting

Currency and interest rate swap contracts under cash flow hedge accounting as of March 31, 2021 are as follows:

(Unit: in millions of Won and thousands of USD)
Borrowing date	Hedged item	Hedged risk	Contract type	Financial institution	Duration of contract
Jul. 20, 2007	Fixed rate foreign currency denominated bonds (face value of USD 400,000)	Foreign currency risk	Cross currency swap	Morgan Stanley and four other banks	Jul. 20, 2007 – Jul. 20, 2027
Dec. 16, 2013	Fixed rate foreign currency denominated loan (face value of USD 17,211)	Foreign currency risk	Cross currency swap	Deutsche Bank	Dec. 16, 2013 – Apr. 29, 2022
Apr. 16, 2018	Fixed rate foreign currency denominated bonds (face value of USD 500,000)	Foreign currency risk	Cross currency swap	The Export- Import Bank of Korea and three other banks	Apr. 16, 2018 – Apr. 16, 2023
Mar. 4, 2020	Floating rate foreign currency denominated bonds (face value of USD 300,000)	Foreign currency and interest rate risks	Cross currency interest rate swap	Citibank	Mar. 4, 2020 – Jun. 4, 2025
Aug. 13, 2018	Fixed rate foreign currency denominated bonds (face value of USD 300,000)	Foreign currency risk	Cross currency swap	Citibank	Aug. 13, 2018 – Aug. 13, 2023
Dec. 20, 2016	Floating rate Korean Won denominated loan (face value of KRW 9,188)	Interest rate risk	Interest rate swap	Korea Development Bank	Dec. 20, 2016 – Dec. 20, 2021
Dec. 21, 2017	Floating rate Korean Won denominated loan (face value of KRW 21,875)	Interest rate risk	Interest rate swap	Korea Development Bank	Dec. 21, 2017 – Dec. 21, 2022
Dec. 19, 2018	Floating rate Korean Won denominated loan (face value of KRW 34,375)	Interest rate risk	Interest rate swap	Credit Agricole CIB	Mar. 19, 2019 – Dec. 14, 2023

7.     Major Contracts

None.

8.     R&D Investments

Set forth below are the Company’s R&D expenditures.

			(Unit: in millions of Won except percentages)
	Category	For the three months ended March 31, 2021	For the year ended December 31, 2020	For the year ended December 31, 2019	Remarks
	Raw material	133	627	633	—
	Labor	44,879	163,426	125,248	—
	Depreciation	36,465	176,381	161,655	—
	Commissioned service	9,993	46,046	65,794	—
	Others	11,809	41,751	52,167	—
	Total R&D costs	103,279	428,230	405,497	—
Accounting	Sales and administrative expenses	100,689	416,445	391,327	—
	Development expenses (Intangible assets)	2,590	11,785	14,170	—
	R&D cost / sales amount ratio (Total R&D costs / Current sales amount×100)	2.16%	2.30%	2.29%	—

9.     Other information relating to investment decisions

A.	Trademark Policies

The Company manages its corporate brand and other product brands in a comprehensive way to protect and increase their value. The Company operates an intranet system called “Comm.ON” in order to implement consistent communication with consumers across various areas including branding, design, marketing and public relations, and systematically manages the development, registration and licensing of brands through such system.

36

B.	Business-related Intellectual Property

[SK Telecom]

As of March 31, 2021, the Company held 3,306 Korean-registered patents and 1,213 foreign-registered patents. The Company holds 733 Korean-registered trademarks and owns intellectual property rights to its proprietary graphic design of the alphabet “T” representing its brand. The designed alphabet “T” is registered in all business categories for trademarks (total of 45). The number of registered patents and trademarks is subject to constant change due to the acquisition of new rights, expiration of terms, abandonments and dispositions.

[SK Broadband]

As of March 31, 2021, SK Broadband held 300 Korean-registered patents and 142 foreign-registered patents (including those held jointly with other companies). It also holds 312 Korean-registered trademarks and owns intellectual property rights to its proprietary graphic design of the alphabet “B” representing its brand. The designed alphabet “B” is registered in all business categories for trademarks (total of 45). The number of registered patents and trademarks is subject to continual change due to the acquisition of new rights, expiration of terms, abandonments and dispositions.

[SK Planet]

SK Planet holds 1,477 registered patents, 85 design marks, 940 registered trademarks and 4 copyrights (in each case including those held jointly with other companies) in Korea. It also holds various other intellectual property rights in other countries, including 229 U.S.-registered patents, 107 Chinese-registered patents, 65 Japanese-registered patents, 66 E.U.-registered patents (in each case including those held jointly with other companies) and 152 foreign registered trademarks.

[Eleven Street]

Eleven Street holds 131 registered patents, 12 registered design marks, 613 registered trademarks and 5 copyrights (in each case including those held jointly with other companies) in Korea. It also holds various other intellectual property rights in other countries, including 36 U.S.-registered patents (including those held jointly with other companies).

C.	Business-related Pollutants and Environmental Protection

[SK Telecom]

The Company does not directly engage in any manufacturing and therefore does not undertake any industrial processes that emit pollutants into the air or industrial processes in which hazardous materials are used. Nevertheless, the Company is committed to fulfilling its social obligations with a sense of responsibility for its impact on the society and the environment on a company-wide basis. Under the vision of “realizing a sustainable future based on ICT,” the Company is making efforts to (1) preemptively respond to climate change, (2) improve its environmental management system and (3) create an eco-friendly green culture. To this end, in December 2020, the Company was one of the first companies in Korea to join the RE100 (Renewable Energy 100%) initiative, which aims to source 100% of its energy needs from renewable energy sources by 2050. In addition, the Company leads in energy savings and environmental protections based on ICT technology, and recently became the first company in the telecommunications industry to obtain carbon emission rights by reducing greenhouse gas through integration of telecommunications equipment and technology upgrades.

[SK Broadband]

SK Broadband does not directly engage in any manufacturing processes that emit environmental pollutants, and more than 99% of its greenhouse gas emissions is indirect emissions from its use of external electricity. SK Broadband was selected as a business subject to allocation of emission permits as part of Korea’s greenhouse gas emissions trading scheme that commenced in 2015, and it actively fulfills its obligations and consistently achieves the targets set by the government. In addition, SK Broadband continues to invest in environment-friendly facilities for its data centers and improve the stability and efficiency of its services.

37

III.	FINANCIAL INFORMATION

1.     Summary Financial Information (Consolidated and Separate)

A.	Summary Financial Information (Consolidated)

Below is the summary consolidated financial information of the Company as of March 31, 2021, December 31, 2020 and December 31, 2019 and for the three months ended March 31, 2021 and 2020 and the years ended December 31, 2020 and 2019. The Company’s unaudited consolidated financial statements as of March 31, 2021 and December 31, 2020 and for the three months ended March 31, 2021 and 2020, which are prepared in accordance with K-IFRS, are attached hereto.

(Unit: in millions of Won except number of companies)
	As of March 31, 2021	As of December 31, 2020	As of December 31, 2019
Assets
Current Assets	8,865,201	8,775,086	8,088,507
• Cash and Cash Equivalents	1,231,339	1,369,653	1,270,824
• Accounts Receivable – Trade, net	2,213,365	2,188,893	2,230,979
• Accounts Receivable – Other, net	1,164,322	979,044	903,509
• Others	4,256,175	4,237,496	3,683,195
Non-Current Assets	38,896,266	39,131,871	37,113,861
• Long-Term Investment Securities	1,914,573	1,648,837	857,215
• Investments in Associates and Joint Ventures	14,530,701	14,354,113	13,385,264
• Property and Equipment, net	12,900,472	13,377,077	12,933,460
• Intangible Assets, net	4,239,876	4,436,194	4,866,092
• Goodwill	3,357,473	3,357,524	2,949,530
• Others	1,953,171	1,958,126	2,122,300
Total Assets	47,761,467	47,906,957	45,202,368
Liabilities
Current Liabilities	8,099,553	8,177,967	7,851,673
Non-Current Liabilities	15,092,815	15,332,747	14,533,761
Total Liabilities	23,192,368	23,510,714	22,385,434
Equity
Equity Attributable to Owners of the Parent Company	23,897,174	23,743,894	22,950,227
Share Capital	44,639	44,639	44,639
Capital Surplus (Deficit) and Other Capital Adjustments	640,215	677,203	1,006,481
Retained Earnings	22,875,819	22,981,913	22,228,683
Reserves	336,501	40,139	(329,576)
Non-controlling Interests	671,925	652,349	(133,293)
Total Equity	24,569,099	24,396,243	22,816,934
Total Liabilities and Equity	47,761,467	47,906,957	45,202,368
Number of Companies Consolidated	50	49	48

	(Unit: in millions of Won except per share data)
	For the three months ended March 31, 2021	For the three months ended March 31, 2020	For the year ended December 31, 2020	For the year ended December 31, 2019
Operating Revenue	4,780,461	4,450,590	18,624,651	17,740,716
Operating Profit	388,781	301,298	1,349,324	1,108,177
Profit Before Income Tax	683,837	368,320	1,877,040	1,161,001
Profit for the Period	571,975	305,952	1,500,538	860,733
Profit for the Period Attributable to Owners of the Parent Company	558,265	308,544	1,504,352	888,698
Profit for the Period Attributable to Non-controlling Interests	13,710	(2,592)	(3,814)	(27,965)
Basic Earnings Per Share (Won)	7,793	4,168	20,463	12,127
Diluted Earnings Per Share (Won)	7,789	4,168	20,459	12,127

38

B.	Summary Financial Information (Separate)

Below is the summary separate financial information of the Company as of March 31, 2021, December 31, 2020 and December 31, 2019 and for the three months ended March 31, 2021 and 2020 and the years ended December 31, 2020 and 2019. The Company’s unaudited separate financial statements as of March 31, 2021 and December 31, 2020 and for the three months ended March 31, 2021 and 2020 and for the years ended December 31, 2020 and 2019, which are prepared in accordance with K-IFRS, are attached hereto.

	(Unit: in millions of Won)
	As of March 31, 2021	As of December 31, 2020	As of December 31, 2019
Assets
Current Assets	5,017,246	5,047,115	4,998,465
• Cash and Cash Equivalents	130,635	329,208	497,282
• Accounts Receivable – Trade, net	1,501,819	1,503,552	1,479,971
• Accounts Receivable – Other, net	591,198	434,713	506,642
• Others	2,793,594	2,779,642	2,514,570
Non-Current Assets	26,770,237	26,939,336	26,619,167
• Long-Term Investment Securities	1,252,142	983,688	510,633
• Investments in Subsidiaries and Associates	11,402,236	11,357,504	10,578,158
• Property and Equipment, net	8,815,606	9,157,548	9,052,709
• Intangible Assets, net	2,499,847	2,665,083	3,461,152
• Goodwill	1,306,236	1,306,236	1,306,236
• Others	1,494,170	1,469,277	1,710,279
Total Assets	31,787,483	31,986,451	31,617,632
Liabilities
Current Liabilities	4,963,648	5,076,404	5,165,744
Non-Current Liabilities	9,543,932	9,560,189	9,067,989
Total Liabilities	14,507,580	14,636,593	14,233,733
Equity
Share Capital	44,639	44,639	44,639
Capital Surplus and Other Capital Adjustments	245,841	289,134	715,619
Retained Earnings	16,488,288	16,684,640	16,672,947
Reserves	501,135	331,445	(49,306)
Total Equity	17,279,903	17,349,858	17,383,899
Total Liabilities and Equity	31,787,483	31,986,451	31,617,632

	(Unit: in millions of Won except per share data)
	For the three months ended March 31, 2021	For the three months ended March 31, 2020	For the year ended December 31, 2020	For the year ended December 31, 2019
Operating Revenue	2,980,718	2,924,506	11,746,630	11,421,342
Operating Profit	307,302	258,285	1,023,067	951,803
Profit Before Income Tax	580,865	486,758	941,455	1,184,878
Profit for the Period	466,013	404,754	758,792	979,891
Basic Earnings Per Share (Won)	6,496	5,484	10,221	13,393
Diluted Earnings Per Share (Won)	6,494	5,484	10,219	13,393

39

2.     Other Matters Related to Financial Information

A.	Restatement of the Financial Statements

The accounting policies applied to the annual consolidated financial statements as of and for the fiscal year ended December 31, 2020 are applied to the interim consolidated financial statements as of and for the three months ended March 31, 2021.

In 2020, the Company changed its accounting policy related to the determination of lease terms based on the agenda decision “Lease Term and Useful Life of Leasehold Improvements” published by the International Financial Reporting Interpretations Committee (“IFRIC”) on December 16, 2019. The comparative financial information for the three months ended March 31, 2020 has been restated.

B.	Loss Allowance

(1)	Loss Allowance of Trade and Other Receivables

	(Unit: in millions of Won)
	For the three months ended March 31, 2021
	Gross amount	Loss Allowance	Percentage
Accounts receivable – trade	2,506,805	268,142	11%
Loans	157,716	50,331	32%
Accounts receivable – other	1,512,232	55,076	4%
Accrued income	4,536	166	4%
Guarantee deposits	284,928	300	0%
Total	4,466,217	374,015	8%

	(Unit: in millions of Won)
	For the year ended December 31, 2020
	Gross amount	Loss Allowance	Percentage
Accounts receivable – trade	2,478,851	264,498	11%
Loans	182,721	45,024	25%
Accounts receivable – other	1,366,922	55,075	4%
Accrued income	3,418	166	5%
Guarantee deposits	285,507	300	0%
Total	4,317,419	365,063	8%

	(Unit: in millions of Won)
	For the year ended December 31, 2019
	Gross amount	Loss Allowance	Percentage
Accounts receivable – trade	2,497,396	249,501	10%
Loans	147,937	48,054	32%
Accounts receivable – other	1,298,477	48,379	4%
Accrued income	3,977	166	4%
Guarantee deposits	310,074	299	0%
Total	4,257,861	346,399	8%

(2)	Movements in Loss Allowance of Trade and Other Receivables

	(Unit: in millions of Won)
	For the three months ended March 31, 2021	For the year ended December 31, 2020	For the year ended December 31, 2019
Beginning balance	365,063	346,399	376,045
Effect of change in accounting policy	—	—	—
Increase of loss allowance	7,547	59,184	28,841
Reversal of loss allowance	—	—	—
Write-offs	(3,066)	(57,575)	(46,616)
Other	4,471	17,054	17,650
Ending balance	374,015	365,062	346,399

40

(3)	Policies for Loss Allowance

The Company establishes loss allowances based on the likelihood of recoverability of trade and other receivables based on their aging at the end of the period and past customer default experience for the past three years. With respect to trade receivables relating to wireless telecommunications services, the Company considers the likelihood of recovery based on past customer default experience and the length of default in connection with the type of default (e.g., whether the customer’s service has been terminated or is continued). Consistent with customary practice, the Company writes off trade and other receivables for which the prescription period has passed or that are determined to be impossible or economically too costly to collect, including receivables that are less than Won 200,000 and more than six months overdue and receivables that have been determined to be the subject of identity theft.

			(Unit: in millions of Won)
	As of March 31, 2021
	Six months or less	From six months to one year	From one year to three years	More than three years	Total
Accounts receivable – general	2,226,481	53,996	129,801	96,526	2,506,804
Percentage	89%	2%	5%	4%	100%

(4)	Aging of Accounts Receivable

C.	Inventories

(1)	Detailed Categories of Inventories

		(Unit: in millions of Won)
Account Category	For the three months ended March 31, 2021	For the year ended December 31, 2020	For the year ended December 31, 2019
Merchandise	207,773	162,196	147,928
Goods in transit	—	—	—
Other inventories	13,748	9,247	14,954
Total	221,521	171,443	162,882
Percentage of inventories to total assets [ Inventories / Total assets ]	0.46%	0.36%	0.36%
Inventory turnover [ Cost of sales / { ( Beginning balance of inventories + Ending balance of inventories ) / 2} ]	6.99	7.60	7.79

(2)	Reporting of Inventories

The Company holds handsets, ICT equipment for offline sales, etc. in inventory. The Company conducts physical due diligence of its inventories with its auditors at the end of each year.

D.	Fair Value Measurement

See notes 2 and 29 of the notes to the Company’s unaudited consolidated financial statements as of March 31, 2021 and December 31, 2020 and for the three months ended March 31, 2021 and 2020 for more information.

41

E.	Key Terms of Debt Securities

[SK Telecom]

The following are key terms and conditions of bonds issued by the Company. The compliance status is as of the date of the latest financial statements including the audit opinion of the independent auditor applicable to the determination of compliance status, except for the compliance status of the restriction on changes of ownership structure, which is as of the end of the reporting period.

Name	Issue Date	Maturity Date	Principal Amount (millions of Won)	Date of Fiscal Agency Agreement	Fiscal Agent
Unsecured Bond – Series 61-2	Dec. 27, 2011	Dec. 27, 2021	190,000	Dec. 19, 2011	Hana Financial Investment Co., Ltd.

Maintenance of Financial Ratio	Key Term	Debt ratio no greater than 300%
	Compliance Status	Compliant
Restriction on Liens	Key Term	The total amount of secured debt not to exceed 50% of share capital as of the end of the previous fiscal year
	Compliance Status	Compliant
Restriction on Disposition of Assets	Key Term	Disposal of assets per fiscal year not to exceed Won 2 trillion
	Compliance Status	Compliant
Restriction on Changes of Ownership Structure	Key Term	Not applicable
	Compliance Status	Not applicable
Submission of Compliance Certificate	Compliance Status	Submitted on April 14, 2021

Name	Issue Date	Maturity Date	Principal Amount (millions of Won)	Date of Fiscal Agency Agreement	Fiscal Agent
Unsecured Bond – Series 62-2	Aug. 28, 2012	Aug. 28, 2022	140,000	Aug. 22, 2012	Meritz Securities Co., Ltd.
Unsecured Bond – Series 62-3	Aug. 28, 2012	Aug. 28, 2032	90,000	Aug. 22, 2012	Meritz Securities Co., Ltd.

Maintenance of Financial Ratio	Key Term	Debt ratio no greater than 300%
	Compliance Status	Compliant
Restriction on Liens	Key Term	The total amount of secured debt not to exceed 100% of share capital as of the end of the previous fiscal year
	Compliance Status	Compliant
Restriction on Disposition of Assets	Key Term	Disposal of assets per fiscal year not to exceed Won 2 trillion
	Compliance Status	Compliant
Restriction on Changes of Ownership Structure	Key Term	Not applicable
	Compliance Status	Not applicable
Submission of Compliance Certificate	Compliance Status	Submitted on April 14, 2021

42

Name	Issue Date	Maturity Date	Principal Amount (millions of Won)	Date of Fiscal Agency Agreement	Fiscal Agent
Unsecured Bond – Series 63-1	April 23, 2013	April 23, 2023	230,000	April 17, 2013	Korea Securities Finance Corp.
Unsecured Bond – Series 63-2	April 23, 2013	April 23, 2033	130,000	April 17, 2013	Korea Securities Finance Corp.
Unsecured Bond – Series 64-2	May 14, 2014	May 14, 2024	150,000	April 29, 2014	Korea Securities Finance Corp.
Unsecured Bond – Series 65-3	Oct. 28, 2014	Oct. 28, 2024	190,000	Oct. 16, 2014	Korea Securities Finance Corp.
Unsecured Bond – Series 66-1	Feb. 26, 2015	Feb. 26, 2022	100,000	Feb. 11, 2015	Korea Securities Finance Corp.
Unsecured Bond – Series 66-2	Feb. 26, 2015	Feb. 26, 2025	150,000	Feb. 11, 2015	Korea Securities Finance Corp.
Unsecured Bond – Series 66-3	Feb. 26, 2015	Feb. 26, 2030	50,000	Feb. 11, 2015	Korea Securities Finance Corp.
Unsecured Bond – Series 67-2	July 17, 2015	July 17, 2025	70,000	July 9, 2015	Korea Securities Finance Corp.
Unsecured Bond – Series 67-3	July 17, 2015	July 17, 2030	90,000	July 9, 2015	Korea Securities Finance Corp.
Unsecured Bond – Series 68-2	Nov. 30, 2015	Nov. 30, 2025	100,000	Nov. 18, 2015	Korea Securities Finance Corp.
Unsecured Bond – Series 68-3	Nov. 30, 2015	Nov. 30, 2035	70,000	Nov. 18, 2015	Korea Securities Finance Corp.
Unsecured Bond – Series 69-3	March 4, 2016	March 4, 2026	90,000	Feb. 22, 2016	Korea Securities Finance Corp.
Unsecured Bond – Series 69-4	March 4, 2016	March 4, 2036	80,000	Feb. 22, 2016	Korea Securities Finance Corp.

Maintenance of Financial Ratio	Key Term	Debt ratio no greater than 300%
	Compliance Status	Compliant
Restriction on Liens	Key Term	The total amount of secured debt not to exceed 100% of share capital as of the end of the previous fiscal year
	Compliance Status	Compliant
Restriction on Disposition of Assets	Key Term	Disposal of assets per fiscal year not to exceed Won 2 trillion
	Compliance Status	Compliant
Restriction on Changes of Ownership Structure	Key Term	Not applicable
	Compliance Status	Not applicable
Submission of Compliance Certificate	Compliance Status	Submitted on April 14, 2021

Name	Issue Date	Maturity Date	Principal Amount (millions of Won)	Date of Fiscal Agency Agreement	Fiscal Agent
Unsecured Bond – Series 70-2	June 3, 2016	June 3, 2021	50,000	May 24, 2016	Korea Securities Finance Corp.
Unsecured Bond – Series 70-3	June 3, 2016	June 3, 2026	120,000	May 24, 2016	Korea Securities Finance Corp.
Unsecured Bond – Series 70-4	June 3, 2016	June 3, 2031	50,000	May 24, 2016	Korea Securities Finance Corp.
Unsecured Bond – Series 71-2	April 25, 2017	April 25, 2022	120,000	April 13, 2017	Korea Securities Finance Corp.
Unsecured Bond – Series 71-3	April 25, 2017	April 25, 2027	100,000	April 13, 2017	Korea Securities Finance Corp.
Unsecured Bond – Series 71-4	April 25, 2017	April 25, 2032	90,000	April 13, 2017	Korea Securities Finance Corp.

43

Maintenance of Financial Ratio	Key Term	Debt ratio no greater than 300%
	Compliance Status	Compliant
Restriction on Liens	Key Term	The total amount of secured debt not to exceed 150% of share capital as of the end of the previous fiscal year
	Compliance Status	Compliant
Restriction on Disposition of Assets	Key Term	Disposal of assets per fiscal year not to exceed Won 5 trillion
	Compliance Status	Compliant
Restriction on Changes of Ownership Structure	Key Term	—
	Compliance Status	—
Submission of Compliance Certificate	Compliance Status	Submitted on April 14, 2021

Name	Issue Date	Maturity Date	Principal Amount (millions of Won)	Date of Fiscal Agency Agreement	Fiscal Agent
Unsecured Bond – Series 72-2	Nov. 10, 2017	Nov. 10, 2022	80,000	Oct. 31, 2017	Korea Securities Finance Corp.
Unsecured Bond – Series 72-3	Nov. 10, 2017	Nov. 10, 2027	100,000	Oct. 31, 2017	Korea Securities Finance Corp.
Unsecured Bond – Series 73-2	Feb. 20, 2018	Feb. 20, 2023	100,000	Feb. 6. 2018	Korea Securities Finance Corp.
Unsecured Bond – Series 73-3	Feb. 20, 2018	Feb. 20, 2028	200,000	Feb. 6. 2018	Korea Securities Finance Corp.
Unsecured Bond – Series 73-4	Feb. 20, 2018	Feb. 20, 2038	90,000	Feb. 6. 2018	Korea Securities Finance Corp.
Unsecured Bond – Series 74-1	Sept. 17, 2018	Sept. 17, 2021	100,000	Sept. 5, 2018	Korea Securities Finance Corp.
Unsecured Bond – Series 74-2	Sept. 17, 2018	Sept. 17, 2023	150,000	Sept. 5, 2018	Korea Securities Finance Corp.
Unsecured Bond – Series 74-3	Sept. 17, 2018	Sept. 17, 2038	50,000	Sept. 5, 2018	Korea Securities Finance Corp.
Unsecured Bond – Series 75-1	March 6, 2019	March 6, 2022	180,000	Feb. 21, 2019	Korea Securities Finance Corp.
Unsecured Bond – Series 75-2	March 6, 2019	March 6, 2024	120,000	Feb. 21, 2019	Korea Securities Finance Corp.
Unsecured Bond – Series 75-3	March 6, 2019	March 6, 2029	50,000	Feb. 21, 2019	Korea Securities Finance Corp.
Unsecured Bond – Series 75-4	March 6, 2019	March 6, 2039	50,000	Feb. 21, 2019	Korea Securities Finance Corp.

Maintenance of Financial Ratio	Key Term	Debt ratio no greater than 300%
	Compliance Status	Compliant
Restriction on Liens	Key Term	The total amount of secured debt not to exceed 150% of share capital as of the end of the previous fiscal year
	Compliance Status	Compliant
Restriction on Disposition of Assets	Key Term	Disposal of assets per fiscal year not to exceed 50% of total assets
	Compliance Status	Compliant
Restriction on Changes of Ownership Structure	Key Term	Restriction of cross-shareholding Exclusion from corporate group
	Compliance Status	Compliant
Submission of Compliance Certificate	Compliance Status	Submitted on April 14, 2021

44

Name	Issue Date	Maturity Date	Principal Amount (millions of Won)	Date of Fiscal Agency Agreement	Fiscal Agent
Unsecured Bond – Series 76-1	July 29, 2019	July 29, 2022	120,000	July 17, 2019	Korea Securities Finance Corp.
Unsecured Bond – Series 76-2	July 29, 2019	July 29, 2024	60,000	July 17, 2019	Korea Securities Finance Corp.
Unsecured Bond – Series 76-3	July 29, 2019	July 29, 2029	120,000	July 17, 2019	Korea Securities Finance Corp.
Unsecured Bond – Series 76-4	July 29, 2019	July 29, 2039	50,000	July 17, 2019	Korea Securities Finance Corp.
Unsecured Bond – Series 76-5	July 29, 2019	July 29, 2049	50,000	July 17, 2019	Korea Securities Finance Corp.

Maintenance of Financial Ratio	Key Term	Debt ratio no greater than 300%
	Compliance Status	Compliant
Restriction on Liens	Key Term	The total amount of secured debt not to exceed 150% of share capital as of the end of the previous fiscal year
	Compliance Status	Compliant
Restriction on Disposition of Assets	Key Term	Disposal of assets per fiscal year not to exceed 50% of total assets
	Compliance Status	Compliant
Restriction on Changes of Ownership Structure	Key Term	Restriction of cross-shareholding Exclusion from corporate group
	Compliance Status	Compliant
Submission of Compliance Certificate	Compliance Status	Submitted on April 14, 2021

Name	Issue Date	Maturity Date	Principal Amount (millions of Won)	Date of Fiscal Agency Agreement	Fiscal Agent
Unsecured Bond – Series 77-1	Oct. 22, 2019	Oct. 21, 2022	90,000	Oct. 10, 2019	Korea Securities Finance Corp.
Unsecured Bond – Series 77-2	Oct. 22, 2019	Oct. 22, 2024	50,000	Oct. 10, 2019	Korea Securities Finance Corp.
Unsecured Bond – Series 77-3	Oct. 22, 2019	Oct. 22, 2029	30,000	Oct. 10, 2019	Korea Securities Finance Corp.
Unsecured Bond – Series 77-4	Oct. 22, 2019	Oct. 22, 2039	30,000	Oct. 10, 2019	Korea Securities Finance Corp.

Maintenance of Financial Ratio	Key Term	Debt ratio no greater than 300%
	Compliance Status	Compliant
Restriction on Liens	Key Term	The total amount of secured debt not to exceed 150% of share capital as of the end of the previous fiscal year
	Compliance Status	Compliant
Restriction on Disposition of Assets	Key Term	Disposal of assets per fiscal year not to exceed 50% of total assets
	Compliance Status	Compliant
Restriction on Changes of Ownership Structure	Key Term	Restriction of cross-shareholding Exclusion from corporate group
	Compliance Status	Compliant
Submission of Compliance Certificate	Compliance Status	Submitted on April 14, 2021

45

Name	Issue Date	Maturity Date	Principal Amount (millions of Won)	Date of Fiscal Agency Agreement	Fiscal Agent
Unsecured Bond – Series 78-1	Jan. 14, 2020	Jan. 13, 2023	170,000	Dec. 31, 2019	Korea Securities Finance Corp.
Unsecured Bond – Series 78-2	Jan. 14, 2020	Jan. 14, 2025	130,000	Dec. 31, 2019	Korea Securities Finance Corp.
Unsecured Bond – Series 78-3	Jan. 14, 2020	Jan. 14, 2030	50,000	Dec. 31, 2019	Korea Securities Finance Corp.
Unsecured Bond – Series 78-4	Jan. 14, 2020	Jan. 14, 2040	70,000	Dec. 31, 2019	Korea Securities Finance Corp.

Maintenance of Financial Ratio	Key Term	Debt ratio no greater than 300%
	Compliance Status	Compliant
Restriction on Liens	Key Term	The total amount of secured debt not to exceed 150% of share capital as of the end of the previous fiscal year
	Compliance Status	Compliant
Restriction on Disposition of Assets	Key Term	Disposal of assets per fiscal year not to exceed 50% of total assets
	Compliance Status	Compliant
Restriction on Changes of Ownership Structure	Key Term	Restriction of cross-shareholding Exclusion from corporate group
	Compliance Status	Compliant
Submission of Compliance Certificate	Compliance Status	Submitted on April 14, 2021

Name	Issue Date	Maturity Date	Principal Amount (millions of Won)	Date of Fiscal Agency Agreement	Fiscal Agent
Unsecured Bond – Series 79-1	Oct. 19, 2020	Oct. 19, 2025	140,000	Oct. 6, 2020	Korea Securities Finance Corp.
Unsecured Bond – Series 79-2	Oct. 19, 2020	Oct. 19, 2030	40,000	Oct. 6, 2020	Korea Securities Finance Corp.
Unsecured Bond – Series 79-3	Oct. 19, 2020	Oct. 19, 2040	110,000	Oct. 6, 2020	Korea Securities Finance Corp.

Maintenance of Financial Ratio	Key Term	Debt ratio no greater than 300%
	Compliance Status	Compliant
Restriction on Liens	Key Term	The total amount of secured debt not to exceed 150% of share capital as of the end of the previous fiscal year
	Compliance Status	Compliant
Restriction on Disposition of Assets	Key Term	Disposal of assets per fiscal year not to exceed 50% of total assets
	Compliance Status	Compliant
Restriction on Changes of Ownership Structure	Key Term	Restriction of cross-shareholding Exclusion from corporate group
	Compliance Status	Compliant
Submission of Compliance Certificate	Compliance Status	Submitted on April 14, 2021

46

[SK Broadband]

The following are key terms and conditions of bonds issued by SK Broadband.

Name	Issue Date	Maturity Date	Principal Amount (millions of Won)	Date of Fiscal Agency Agreement	Fiscal Agent
Unsecured Bond – Series 43-2	Oct. 5, 2016	Oct. 5, 2021	120,000	Sept. 22, 2016	Korea Securities Finance Corp.
Unsecured Bond – Series 44	Feb. 3, 2017	Feb. 3, 2022	150,000	Jan. 20, 2017	Korea Securities Finance Corp.

Maintenance of Financial Ratio	Key Term	Debt ratio no greater than 400%
	Compliance Status	Compliant
Restriction on Liens	Key Term	The total amount of secured debt not to exceed 200% of share capital as of the end of the previous fiscal year
	Compliance Status	Compliant
Restriction on Disposition of Assets	Key Term	Disposal of assets per fiscal year not to exceed Won 2 trillion
	Compliance Status	Compliant
Restriction on Changes of Ownership Structure	Key Term	—
	Compliance Status	—
Submission of Compliance Certificate	Compliance Status	Submitted on April 27, 2021

Name	Issue Date	Maturity Date	Principal Amount (millions of Won)	Date of Fiscal Agency Agreement	Fiscal Agent
Unsecured Bond – Series 45-2	Oct. 11, 2017	Oct. 11, 2022	140,000	Sept. 20, 2017	Korea Securities Finance Corp.

Maintenance of Financial Ratio	Key Term	Debt ratio no greater than 400%
	Compliance Status	Compliant
Restriction on Liens	Key Term	The total amount of secured debt not to exceed 200% of share capital as of the end of the previous fiscal year
	Compliance Status	Compliant
Restriction on Disposition of Assets	Key Term	Disposal of assets per fiscal year not to exceed 70% of total assets
	Compliance Status	Compliant
Restriction on Changes of Ownership Structure	Key Term	—
	Compliance Status	—
Submission of Compliance Certificate	Compliance Status	Submitted on April 27, 2021

Name	Issue Date	Maturity Date	Principal Amount (millions of Won)	Date of Fiscal Agency Agreement	Fiscal Agent
Unsecured Bond – Series 46-2	Feb. 1, 2018	Feb. 1, 2023	80,000	Jan. 19, 2018	Korea Securities Finance Corp.
Unsecured Bond – Series 47-1	March 26, 2019	March 26, 2022	50,000	March 14, 2019	Korea Securities Finance Corp.
Unsecured Bond – Series 47-2	March 26, 2019	March 26, 2024	160,000	March 14, 2019	Korea Securities Finance Corp.
Unsecured Bond – Series 48-1	Sept. 24, 2019	Sept. 23, 2022	80,000	Sept. 10, 2019	Korea Securities Finance Corp.
Unsecured Bond – Series 48-2	Sept. 24, 2019	Sept. 24, 2024	100,000	Sept. 10, 2019	Korea Securities Finance Corp.
Unsecured Bond – Series 48-3	Sept. 24, 2019	Sept. 23, 2026	50,000	Sept. 10, 2019	Korea Securities Finance Corp.
Unsecured Bond – Series 49-1	June 11, 2020	June 9, 2023	100,000	June 1, 2020	Korea Securities Finance Corp.
Unsecured Bond – Series 49-2	June 11, 2020	June 11, 2025	100,000	June 1, 2020	Korea Securities Finance Corp.
Unsecured Bond – Series 50	Sept. 25, 2020	Sept. 25, 2020	160,000	Sept. 15, 2025	Korea Securities Finance Corp.

47

Maintenance of Financial Ratio	Key Term	Debt ratio no greater than 400%
	Compliance Status	Compliant
Restriction on Liens	Key Term	The total amount of secured debt not to exceed 200% of share capital as of the end of the previous fiscal year
	Compliance Status	Compliant
Restriction on Disposition of Assets	Key Term	Disposal of assets per fiscal year not to exceed 70% of total assets
	Compliance Status	Compliant
Restriction on Changes of Ownership Structure	Key Term	Restriction on changes of ownership structure
	Compliance Status	Compliant
Submission of Compliance Certificate	Compliance Status	Submitted on April 27, 2021

*	Beginning with Series 47, the maintenance of financial ratio requirement has changed to a consolidated basis.

IV.	MANAGEMENT’S DISCUSSION AND ANALYSIS

Omitted in quarterly and semi-annual reports in accordance with applicable Korean disclosure rules.

V.	AUDITOR’S OPINION

1.     Independent Auditors and Audit Opinions

A.	Independent Auditor and Audit Opinion (Separate and Consolidated)

Period	Independent auditor	Audit opinion	Emphasis of Matter	Critical Audit Matters
Three months ended March 31, 2021	KPMG Samjong Accounting Corp.	—	N/A	N/A

Year ended December 31, 2020	KPMG Samjong Accounting Corp.	Unqualified	Retroactive application of change in accounting policy related to change to determination of lease period	Revenue recognition; assessment of impairment of cash-generating unit of security services, assessment of fair value of customer relationship

Year ended December 31, 2019	KPMG Samjong Accounting Corp.	Unqualified	N/A	Revenue recognition; assessment of impairment of cash-generating unit of security services

Note: All consolidated subsidiaries of the Company that are subject to audits and whose audits have been completed received unqualified audit opinions.

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B.	Audit Services Contracts with Independent Auditors

	(Unit: in millions of Won except number of hours)
Period	Auditors	Contents	Audit Contract		Actual Performance
			Fee	Total number of hours	Fee	Total number of hours
Three months ended March 31, 2021	KPMG Samjong Accounting Corp.	Quarterly review Separate financial statements audit Consolidated financial statements audit English financial statements review and other audit task	2,460	24,600	0	1,342
		Internal accounting system audit

Year ended December 31, 2020	KPMG Samjong Accounting Corp.	Quarterly review Separate financial statements audit Consolidated financial statements audit English financial statements review and other audit task Internal accounting system audit	2,360	23,600	2,360	23,600

Year ended December 31, 2019	KPMG Samjong Accounting Corp.	Quarterly review Separate financial statements audit Consolidated financial statements audit English financial statements review and other audit task	1,860	23,040	1,860	23,040

C.	Non-Audit Services Contracts with Independent Auditors

			(Unit: in millions of Won)
Period	Contract date	Service provided	Service duration	Fee
Three months ended March 31, 2021	—	—	—	—
	July 23, 2020	Confirmation of financial information	July 23, 2020 – July 30, 2020	3
Year ended December 31, 2020	December 8, 2020	Confirmation of financial information	December 8, 2020 – December 10, 2020	3
	December 30, 2020	Consulting services for new business group model research project	December 31, 2020 – February 12, 2021	90
Year ended December 31, 2019	February 8, 2019	Consulting for publication of 2018 integrated annual report	February 8, 2019 – June 30, 2019	120
	April 26, 2019	Confirmation of financial information	April 26, 2019 – April 29, 2019	3

D.	Discussions between Audit Committee and Independent Auditors

Date	Attendance	Method	Key Matters Discussed

February 24, 2021	Audit Committee: 4 Independent Auditor: 1	In-person	Report on 2020 critical audit matters and results of audit of financials statements; report on results of 2020 internal accounting management system audit

April 28, 2021	Audit Committee: 4 Independent Auditor: 2	In-person	Report on 2020 Public Company Accounting Oversight Board audit results; report on 2021 audit plan and selection of critical audit matters

49

VI.	CORPORATE ORGANIZATION INCLUDING BOARD OF DIRECTORS

1. Board of Directors

A.	Overview of the Composition of the Board of Directors

The Board of Directors is composed of eight members: five independent directors, two inside directors and one non-executive director. Within the Board of Directors, there are five committees: Independent Director Nomination Committee, Audit Committee, Compensation Committee, CapEx Review Committee and Corporate Citizenship Committee.

The Company is considering reorganizing the five committees within the Board of Directors into four committees, and will disclose any final decision made by the Board of Directors in its periodic report.

(As of March 31, 2021)
Total number of persons	Inside directors	Non-executive director	Independent directors
8	Jung Ho Park, Young Sang Ryu	Dae Sik Cho	Yong-Hak Kim, Seok-Dong Kim, Jung Ho Ahn, Youngmin Yoon, Junmo Kim

At the 37th General Meeting of Shareholders held on March 25, 2021, Young Sang Ryu was re-elected as an inside director and Youngmin Yoon was re-elected as an independent director and a member of the audit committee.

Yong-Hak Kim, as a highly respected sociologist with knowledge and virtue that can contribute to the Company’s proactive pursuit of social value, has been elected as the chairman of the Board of Directors by the directors pursuant to Article 4(2) of the regulations of the Board of Directors.

B.	Significant Activities of the Board of Directors

Meeting	Date	Agenda	Approval

444th (the 1st meeting of 2021)	February 2, 2021

- Financial statements as of and for the year ended December 31, 2020

- Annual business report for the year ended December 31, 2020

- Delegation of authority to obtain funding through long-term borrowings

- Disposal of treasury stock

- Donations for ESG management (creation of social value)

- Revisions to Audit Committee regulations

- Report of internal accounting management

- Report for the period after the fourth quarter of 2020

Approved as proposed Approved as proposed Approved as proposed Approved as proposed Approved as proposed Approved as proposed — —

445th (the 2nd meeting of 2021)	February 25, 2021

- Calling of 37th General Meeting of Shareholders

- Capital contribution to T Map Mobility and transfer of mobility assets

- Transactions with SK Pinx in 2021

- Transfer of certain assets including SK Futures Park

- Results of evaluation of internal accounting management system

Approved as proposed Approved as proposed Approved as proposed Approved as proposed —

446th (the 3rd meeting of 2021)	March 25, 2021

- Election of the chairman of the Board of Directors

- Re-election of compliance officer

- Transactions with SK Inc. in the second quarter of 2021

- Investment in Content Wavve Co., Ltd. to increase its competitiveness

- Occupational safety and health plan for 2021

- Additional transactions with SK Pinx in 2021

Approved as proposed Approved as proposed Approved as proposed Approved as proposed Approved as proposed Approved as proposed

447th (the 4th meeting of 2021)	April 29, 2021

- Termination of Share Repurchase Agreement

- Investment in SK Telecom TMT Investment Corp.

- Payment of operating expenses of SUPEX Council for 2021

- Transactions with SK Hynix in 2021

- Report for the period after the first quarter of 2021

Approved as proposed Approved as proposed Approved as proposed —

448th (the 5th meeting of 2021)	May 4, 2021	- Cancelation of treasury shares	Approved as proposed

* The	line items that do not show approval are for reporting purposes only.

50

C.	Committees within Board of Directors

(1)	Committee structure (as of March 31, 2021)

(a)    Independent Director Nomination Committee

Total number of persons	Members		Task
	Inside Directors	Independent Directors
3	Jung Ho Park	Seok-Dong Kim, Jung Ho Ahn	Nomination of independent directors

*	Under the Korean Commercial Code, a majority of the members of the Independent Director Nomination Committee must be independent directors.

(b)    Compensation Review Committee

Total number of persons	Members		Task
	Inside Directors	Independent Directors
3	—	Yong-Hak Kim, Seok-Dong Kim, Junmo Kim	Review CEO remuneration system and amount

*	The Compensation Review Committee is a committee established by the resolution of the Board of Directors.

(c)    Capex Review Committee

Total number of persons	Members		Task
	Inside Directors	Independent Directors
6	Young Sang Ryu	Yong-Hak Kim, Seok-Dong Kim, Jung Ho Ahn, Youngmin Yoon, Junmo Kim	Review major investment plans and changes thereto

*	The Capex Review Committee is a committee established by the resolution of the Board of Directors.

(d)    Corporate Citizenship Committee

Total number of persons	Members		Task
	Inside Directors	Independent Directors
3	—	Jung Ho Ahn, Youngmin Yoon, Junmo Kim	Review guidelines on corporate social responsibility (“CSR”) programs, etc.

*	The Corporate Citizenship Committee is a committee established by the resolution of the Board of Directors.

(e)    Audit Committee

Total number of persons	Members		Task
	Inside Directors	Independent Directors
4	—	Seok-Dong Kim, Yong-Hak Kim, Youngmin Yoon, Jung Ho Ahn	Review financial statements and supervise independent audit process, etc.

*	The Audit Committee is a committee established under the provisions of the Articles of Incorporation and the Korean Commercial Code.

2.     Audit System

The Company’s Audit Committee consists of four independent directors, Seok-Dong Kim (chairman of the Audit Committee and financial and accounting expert), Yong-Hak Kim, Youngmin Yoon and Jung Ho Ahn.

Major activities of the Audit Committee as of March 31, 2021 are set forth below.

51

Meeting	Date	Agenda	Approval

The 1st meeting of 2021	February 1, 2021

•  Evaluation of internal accounting management system operation

•  Review of business and audit results for 2020 and business and audit plans for 2021

•  Auditor’s opinion on internal monitoring controls

•  Approval of services by independent auditor in 2021

— — Approved as proposed Approved as proposed

The 2nd meeting of 2021	February 24, 2021

•  Audit results for fiscal year 2020

•  Audit results for internal accounting management system for fiscal year 2020

•  Evaluation of internal accounting management system

•  Finalization of agenda and document review for the 37th General Meeting of Shareholders

•  Audit report for fiscal year 2020

•  Real estate transaction with SK Broadband

•  Contract for customer appreciation gifts to fixed-line telephone customers for 2021

— — Approved as proposed Approved as proposed Approved as proposed Approved as proposed Approved as proposed

The 3rd meeting of 2021	March 24, 2021	• Contributions to company employee welfare fund for 2021 • Contract for maintenance services of optical cables in 2021 • Contract for maintenance services of transmission equipment in 2021	Approved as proposed Approved as proposed Approved as proposed

The 4th meeting of 2021	April 28, 2021	• Audit plan for fiscal year 2021	—

* The	line items that do not show approval are for reporting purposes only.

3.     Shareholders’ Exercise of Voting Rights

A.	Voting System and Exercise of Minority Shareholders’ Rights

Pursuant to the Articles of Incorporation as shown below, the cumulative voting system was first introduced in the general meeting of shareholders held in 2003.

Articles of Incorporation	Description

Article 32(3) (Election of Directors)	Cumulative voting under Article 382-2 of the Korean Commercial Code will not be applied for the election of directors.

Article 4 of the 12th Supplement to the Articles of Incorporation (Interim Regulation)	Article 32(3) of the Articles of Incorporation shall remain effective until the day immediately preceding the date of the general meeting of shareholders held in 2003.

During the 34th general meeting of shareholders held on March 21, 2018, the Company adopted the electronic voting method. Pursuant to Article 368-4 of the Korean Commercial Code, the Company entrusted the Korea Securities Depository with the role of administering the electronic voting system, allowing shareholders to exercise their voting rights through electronic voting without attending the general meeting of shareholders.

Written voting system is not applicable. Minority shareholder rights were not exercised during the relevant period.

52

VII.	SHAREHOLDERS

1.     Shareholdings of the Largest Shareholder and Related Persons

A.	Shareholdings of the Largest Shareholder and Related Persons

(As of March 31, 2021)				(Unit: in shares and percentages)
Name	Relationship	Type of share	Number of shares owned and ownership ratio
			Beginning of Period		End of Period
			Number of shares	Ownership ratio	Number of shares	Ownership ratio
SK Inc.	Largest Shareholder	Common share	21,624,120	26.78	21,624,120	26.78
Tae Won Chey	Officer of affiliated company	Common share	100	0.00	100	0.00
Dong Hyun Jang	Officer of affiliated company	Common share	251	0.00	251	0.00
Jung Ho Park	Officer of the Company	Common share	2,500	0.00	3,500	0.00
Young Sang Ryu	Officer of the Company	Common share	500	0.00	1,000	0.00
Total		Common share	21,627,471	26.78	21,628,971	26.79

B.	Overview of the Largest Shareholder

As of March 31, 2021, the Company’s largest shareholder was SK Inc. SK Inc. was established on April 13, 1991 and was made public on the securities market on November 11, 2009 under the identification code “034730.” SK Inc. is located at 26, Jong-ro, Jongno-gu, Seoul, Korea. SK Inc.’s telephone number is +82-2-2121-5114 and its website is https://www.sk-inc.com/.

C.	Changes in Shareholdings of the Largest Shareholder and Related Persons

Changes in shareholdings of the largest shareholder are as follows:

(As of March 31, 2021)				(Unit: in shares and percentages)
Largest Shareholder	Date of the change in the largest shareholder/ Date of change in shareholding	Shares Held*	Holding Ratio	Remarks
SK Inc.	December 27, 2018	21,625,471	26.78	SK Inc.’s interest in SK Infosec was transferred to the Company in exchange for the Company’s issuance of treasury shares to SK Inc.
	February 17, 2020	21,627,471	26.78	Jung Ho Park, CEO of the Company, purchased 1,500 additional shares; Young Sang Ryu, inside director of the Company, purchased 500 shares.
	February 4, 2021	21,628,971	26.79	Jung Ho Park, CEO of the Company, purchased 1,000 additional shares; Young Sang Ryu, inside director of the Company, purchased 500 additional shares.

2.     Distribution of Shares

A.	Shareholders with Ownership of 5% or Greater

(As of March 31, 2021)		(Unit: in shares and percentages)
Name (title)	Common share
	Number of shares	Ownership ratio	Remarks
SK Inc.	21,624,120	26.8%	—
SK Telecom	9,585,568	11.9%	Treasury shares
National Pension Service	8,196,312	10.1%	—
Citibank ADR	6,600,692	8.2%	—
Shareholdings under the Employee Stock Ownership Program	—	—	—

53

B.	Minority Shareholders

(As of March 31, 2021)					(Unit: in shares and percentages)
Classification	Shareholders			Ownership
	Number of minority shareholders	Total number of shareholders	Ratio (%)	Number of shares owned by minority shareholders	Total number of shares issued	Ratio (%)
Minority shareholders*	140,814	140,821	99.9%	30,688,726	80,745,711	38.0%

*Shareholders	who hold less than 1% of total shares issued.

3.     Share Price and Trading Volume in the Last Six Months

A.	Domestic Securities Market

(Unit: in Won and shares)
Types		March 2021	February 2021	January 2021	December 2020	November 2020	October 2020
Common stock	Highest	275,000	258,500	270,000	249,000	248,500	242,500
	Lowest	244,000	243,500	237,000	236,500	237,500	214,000
	Average	255,409	248,944	252,450	242,833	228,357	234,579
Daily transaction volume	Highest	1,101,946	744,401	1,358,231	600,115	526,025	860,420
	Lowest	178,239	270,191	371,161	177,141	230,773	147,788
Monthly transaction volume		7,052,935	7,193,340	12,026,412	6,750,652	7,342,612	5,630,992

B.	Foreign Securities Market (New York Stock Exchange)

(Unit : in US$ and ADRs)
Types		March 2021	February 2021	January 2021	December 2020	November 2020	October 2020
Depositary receipt	Highest	27.23	25.58	27.00	25.09	23.83	23.32
	Lowest	24.06	24.16	24.16	23.61	21.11	21.06
	Average	25.15	24.88	25.38	24.53	22.81	22.63
Daily transaction volume	Highest	744,807	461,482	1,043,660	986,698	375,757	453,267
	Lowest	178,673	127,291	151,029	50,957	84,967	128,868
Monthly transaction volume		8,563,650	5,375,349	8,201,873	6,994,369	4,169,388	5,837,549

54

VIII.	EMPLOYEES AND DIRECTORS

1.     Officers and Employees

A.	Employees

(As of March 31, 2021)							(Unit: in persons and millions of Won)
Business segment	Gender	Number of employees					Average length of service (years)	Aggregate wage for the year of 2021	Average wage per person
		Employees without a fixed term of employment		Employees with a fixed term of employment		Total
		Total	Part-time employees	Total	Part-time employees
—	Male	4,248	—	67	—	4,315	14	268,625	62
—	Female	884	—	169	—	1,053	9	44,656	42
Total		5,132	—	236	—	5,368	13	313,282	58

B.	Compensation of Unregistered Officers

(As of March 31, 2021)		(Unit: in persons and millions of Won)
Number of Unregistered Officers	Aggregate wage for the year of 2021	Average wage per person
102	31,238	306

2.     Compensation of Directors

A.	Amount Approved at the Shareholders’ Meeting

(As of March 31, 2021)		(Unit: in millions of Won)
Classification	Number of Directors	Aggregate Amount Approved
Directors	8	12,000

B.	Amount Paid

B-1. Total Amount

(As of March 31, 2021)		(Unit: in millions of Won)
Number of Directors	Aggregate Amount Paid	Average Amount Paid Per Director	Remarks
8	3,480	435	—

B-2. Amount by Classification

(As of March 31, 2021)			(Unit: in millions of Won)
Classification	Number of Directors	Aggregate Amount Paid	Average Amount Paid Per Director	Remarks
Inside Directors	3	3,375	1,125	—
Independent Directors (Excluding Audit Committee Members)	1	21	21	—
Audit Committee Members	4	84	21	—
Auditor	—	—	—	—

55

3.    Individual Compensation of Directors and Officers

Omitted in quarterly reports in accordance with Korean disclosure rules.

4.     Stock Options Granted and Exercised

A.	Stock Options Granted to Directors and Auditors

(As of March 31, 2021)
Classification	Number of Directors	Fair Value of Stock Options (millions of Won)	Remarks
Inside Directors	3	32	—
Independent Directors (Excluding Audit Committee Members)	1	—	—
Audit Committee Members	4	—	—
Total	8	32	—

B.	Stock Options Granted and Exercised

(As of March 31, 2021)						(Unit: in Won and shares)
Grantee	Relationship with the Company	Date of Grant	Method of Grant	Initially Granted	Changes during Reporting Period		Total Changes		Unexercised as of End of Reporting Period	Exercise Period	Exercise Price
					Exercised	Canceled	Exercised	Canceled
Jung Ho Park	Inside Director	March 24, 2017	Issuance of treasury stock, cash settlement	22,168	—	—	—	—	22,168	March 25, 2019– March 24, 2022	246,750
Jung Ho Park	Inside Director	March 24, 2017	Issuance of treasury stock, cash settlement	22,168	—	—	—	—	22,168	March 25, 2020 – March 24, 2023	266,490
Jung Ho Park	Inside Director	March 24, 2017	Issuance of treasury stock, cash settlement	22,168	—	—	—	—	22,168	Mach 25, 2021 – March 24, 2024	287,810
Jung Ho Park	Inside Director	March 26, 2020	Issuance of treasury stock, cash settlement	111,106	—	—	—	—	111,106	March 27, 2023 – March 26, 2027	192,260
Young Sang Ryu	Inside Director	February 20, 2018	Issuance of treasury stock, cash settlement	1,358	—	—	—	—	1,358	February 21, 2020 – February 20, 2023	254,120
Young Sang Ryu	Inside Director	March 26, 2019	Issuance of treasury stock, cash settlement	1,734	—	—	—	—	1,734	March 27, 2021 – March 26, 2024	254,310

56

Young Sang Ryu	Inside Director	March 26, 2020	Issuance of treasury stock, cash settlement	2,353	—	—	—	—	2,353	March 27, 2023 – March 26, 2027	192,260
Young Sang Ryu	Inside Director	March 25, 2021	Issuance of treasury stock, cash settlement	5,990	—	—	—	—	5,990	March 26, 2023 – March 25, 2026	251,380
Jong Ryeol Kang	Unregistered Officer	March 26, 2020	Issuance of treasury stock, cash settlement	2,048	—	—	—	—	2,048	March 27, 2023 – March 26, 2027	192,260
Jong Ryeol Kang	Unregistered Officer	March 25, 2021	Issuance of treasury stock, cash settlement	2,350	—	—	—	—	2,350	March 26, 2023 – March 25, 2026	251,380
Hyoung Il Ha	Unregistered Officer	February 22, 2019	Issuance of treasury stock, cash settlement	1,564	—	—	—	—	1,564	February 23, 2021 – February 22, 2024	265,260
Hyoung Il Ha	Unregistered Officer	March 26, 2020	Issuance of treasury stock, cash settlement	1,961	—	—	—	—	1,961	March 27, 2023 – March 26, 2027	192,260
Hyoung Il Ha	Unregistered Officer	March 25, 2021	Issuance of treasury stock, cash settlement	3,760	—	—	—	—	3,760	March 26, 2023 – March 25, 2026	251,380
Yoon Kim	Unregistered Officer	March 26, 2020	Issuance of treasury stock, cash settlement	1,874	—	—	—	—	1,874	March 27, 2023 – March 26, 2027	192,260
Yoon Kim	Unregistered Officer	March 25, 2021	Issuance of treasury stock, cash settlement	2,110	—	—	—	—	2,110	March 26, 2023 – March 25, 2026	251,380
Seok Joon Huh	Unregistered Officer	March 26, 2020	Issuance of treasury stock, cash settlement	1,852	—	—	—	—	1,852	March 27, 2023 – March 26, 2027	192,260
Seok Joon Huh	Unregistered Officer	March 25, 2021	Issuance of treasury stock, cash settlement	2,260	—	—	—	—	2,260	March 26, 2023 – March 25, 2026	251,380
Poong Young Yoon	Unregistered Officer	February 22, 2019	Issuance of treasury stock, cash settlement	1,244	—	—	—	—	1,244	February 23, 2021 – February 22, 2024	265,260
Poong Young Yoon	Unregistered Officer	March 26, 2020	Issuance of treasury stock, cash settlement	1,743	—	—	—	—	1,743	March 27, 2023 – March 26, 2027	192,260
Poong Young Yoon	Unregistered Officer	March 25, 2021	Issuance of treasury stock, cash settlement	3,360	—	—	—	—	3,360	March 26, 2023 – March 25, 2026	251,380

57

Seong Ho Ha	Unregistered Officer	February 22, 2019	Issuance of treasury stock, cash settlement	1,369	—	—	—	—	1,369	February 23, 2021 – February 22, 2024	265,260
Seong Ho Ha	Unregistered Officer	March 26, 2020	Issuance of treasury stock, cash settlement	1,656	—	—	—	—	1,656	March 27, 2023 – March 26, 2027	192,260
Seong Ho Ha	Unregistered Officer	March 25, 2021	Issuance of treasury stock, cash settlement	1,920	—	—	—	—	1,920	March 26, 2023 – March 25, 2026	251,380
Dong Hwan Cho	Unregistered Officer	March 26, 2020	Issuance of treasury stock, cash settlement	1,525	—	—	—	—	1,525	March 27, 2023 – March 26, 2027	192,260
Dong Hwan Cho	Unregistered Officer	March 25, 2021	Issuance of treasury stock, cash settlement	1,770	—	—	—	—	1,770	March 26, 2023 – March 25, 2026	251,380
HyunA Lee	Unregistered Officer	March 26, 2020	Issuance of treasury stock, cash settlement	1,525	—	—	—	—	1,525	March 27, 2023 – March 26, 2027	192,260
HyunA Lee	Unregistered Officer	March 25, 2021	Issuance of treasury stock, cash settlement	2,880	—	—	—	—	2,880	March 26, 2023 – March 25, 2026	251,380
Sang Kyu Shin	Unregistered Officer	March 25, 2021	Issuance of treasury stock, cash settlement	1,530	—	—	—	—	1,530	March 26, 2023 – March 25, 2026	251,380
Jae Seung Song	Unregistered Officer	March 25, 2021	Issuance of treasury stock, cash settlement	2,650	—	—	—	—	2,650	March 26, 2023 – March 25, 2026	251,380
Myung Jin Han	Unregistered Officer	March 25, 2021	Issuance of treasury stock, cash settlement	1,450	—	—	—	—	1,450	March 26, 2023 – March 25, 2026	251,380
Byung Hoon Ryu	Unregistered Officer	March 25, 2021	Issuance of treasury stock, cash settlement	1,250	—	—	—	—	1,250	March 26, 2023 – March 25, 2026	251,380

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IX.	RELATED PARTY TRANSACTIONS

1.     Line of Credit Extended to the Largest Shareholder and Related Parties

None.

2.     Transfer of Assets to/from the Largest Shareholder and Related Parties and Other Transactions

Purchase and Dispositions of Investments

(As of March 31, 2021)				(Unit: in millions of Won)
Name (Corporate name)	Relationship	Purchase and Dispositions of Investments					Remarks
		Type of Investment	Transaction Details
			Beginning	Increase	Decrease	Ending
Invites Healthcare Co., Ltd.	Affiliate	Shares	28,000	7,000	—	35,000	Capital increase
Invites Healthcare Co., Ltd.	Affiliate	Treasury Shares	—	10,000	—	10,000	Capital increase
Grab Geo Holdings PTE. LTD.	Overseas Affiliate	Shares	30,517	—	30,517	—	Disposal
Carrot General Insurance Co., Ltd.	Affiliate	Shares	20,000	—	20,000	—	Disposal
Broadband Nowon Broadcasting Co., Ltd.	Affiliate	Shares	10,463	9,512	—	19,975	Capital increase
T Map Mobility	Affiliate	Shares	155,408	73,304	—	228,711	Capital increase
Atlas	Overseas Affiliate	Shares	143,097	5,061	—	148,158	Capital increase
Quantum Innovation Fund I	Affiliate	Shares	15,969	373	—	16,342	Capital increase
Walden Riverwood Ventures LP	Overseas Affiliate	Shares	23,392	—	3,162	20,230	Capital increase
DCM V,L.P.	Overseas Affiliate	Shares	3,576	—	2	3,574	Capital increase

Purchase and Disposition of Securities

In order to maximize the efficiency of each business entity, SK Telecom sold its shares of Grab Geo Holdings PTE. LTD. and Carrot General Insurance Co., Ltd., which were investment assets highly related to the mobility business, to T Map Mobility. The date of the resolution by the Board of Directors was February 25, 2021.

3.	Transactions with the Largest Shareholder and Related Parties

(Unit: in millions of Won)
Counterparty	Relationship with Counterparty	Type	Transaction Period	Transaction Details	Transaction Amount
PS&Marketing	Affiliate	Purchase	January 1, 2021 – March 31, 2021	Marketing fees, etc.	353,437

4.     Related Party Transactions

See note 30 of the notes to the Company’s unaudited consolidated financial statements attached hereto for more information regarding related party transactions.

59

5.     Other Related Party Transactions (excluding Transactions with the Largest Shareholder and Related Parties listed above)

A.	Provisional Payment and Loans (including loans on marketable securities)

(As of March 31, 2021)					(Unit: in millions of Won)
Name (Corporate name)	Relationship	Account category	Change details				Accrued interest	Remarks
			Beginning	Increase	Decrease	Ending
Baekmajang and others	Agency	Long-term and short-term loans	96,766	15,733	41,580	70,919	—	—
Daehan Kanggun BCN Inc.	Investee	Long-term loans	22,147	—	—	22,147	—	—

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X.	OTHER INFORMATION RELATING TO THE PROTECTION OF INVESTORS

1.     Developments in the Items Mentioned in Prior Reports on Important Business Matters

A.	Summary Minutes of the General Meeting of Shareholders

Date	Agenda	Resolution

35th Fiscal Year Meeting of Shareholders (March 26, 2019)

1.  Approval of the financial statements for the year ended December 31, 2018

2.  Amendments to Articles of Incorporation

3.  Approval of award of stock options

4.  Award of stock options

5.  Election of an independent director

6.  Election of an independent director as Audit Committee member

7.  Approval of remuneration limit for directors

Approved (Cash dividend, Won 9,000 per share) Approved Approved Approved Approved (Seok-Dong Kim) Approved (Seok-Dong Kim) Approved (Won 12 billion)

36th Fiscal Year Meeting of Shareholders (March 26, 2020)

1.  Approval of the financial statements for the year ended December 31, 2019

2.  Amendments to Articles of Incorporation

3.  Award of stock options

4.  Election of directors

•   Election of an inside director

•   Election of a non-executive director

•   Election of an independent director

•   Election of an independent director

•   Election of an independent director

5.  Election of an independent director as Audit Committee member

•   Election of an independent director as Audit Committee member

•   Election of an independent director as Audit Committee member

6.  Approval of remuneration limit for directors

7.  Amendment of remuneration policy for executives

Approved (Cash dividend, Won 9,000 per share)

Approved

Approved

Approved (Jung Ho Park)

Approved (Dae Sik Cho)

Approved (Yong-Hak Kim)

Approved (Junmo Kim)

Approved (Jung Ho Ahn)

Approved (Yong-Hak Kim)

Approved (Jung Ho Ahn)

Approved (Won 12 billion)

Approved

1st Extraordinary Meeting of Shareholders of 2020 (November 26, 2020)	1. Approval of spin-off plan	Approved

37th Fiscal Year Meeting of Shareholders (March 25, 2021)

1.  Approval of the financial statements for the year ended December 31, 2020

2.  Amendments to Articles of Incorporation

3.  Award of stock options

4.  Election of an inside director

5.  Election of an independent director to serve as Audit Committee member

7.Approvalof remuneration limit for directors

Approved (Cash dividend, Won 9,000 per share) Approved Approved Approved (Young Sang Ryu) Approved (Youngmin Yoon) Approved (Won 12 billion)

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2.     Contingent Liabilities

A.	Legal Proceedings

[SK Telecom]

As of March 31, 2021, the Company is involved in various pending legal proceedings and the provisions recognized for these proceedings are not material. The management of the Company has determined that there are currently no present obligations in connection with proceedings for which no provision has been recognized. The management has also determined that the outcome of these proceedings will not have a significant impact on the Company’s financial position and operating performance.

[SK Broadband]

As of March 31, 2021, there were 27 pending lawsuits against SK Broadband (aggregate amount of claims of Won 23,050 million), and provisions in the amount of Won 11,189 million in connection with such lawsuits were recognized.

[SK Planet]

As of March 31, 2021, there were two pending lawsuits against SK Planet (aggregate amount of claims of Won 250 million). The management cannot reasonably predict the outcome of these cases, and no amount in connection with these proceedings was recognized on the Company’s financial statements.

[Eleven Street]

As of March 31, 2021, there were four pending lawsuits against Eleven Street (aggregate amount of claims of Won 268 million). The management cannot reasonably predict the outcome of these cases, and no amount in connection with these proceedings was recognized on the Company’s financial statements.

[ADT CAPS]

As of March 31, 2021, there were 22 pending lawsuits against ADT CAPS (aggregate amount of claims of Won 1,866 million), and provisions in the amount of Won 1,536 million in connection with such lawsuits were recognized.

[Incross]

As of March 31, 2021, there were no pending lawsuits against Incross. However, during the reporting period, one lawsuit on appeal in which Incross was the defendant was ruled against Incross. Incross considered filing an appeal to the Supreme Court of Korea, but decided not to pursue such appeal based on its determination that there will be no practical benefit. As of March 31, 2021, Incross recognized its best estimate for the amount to be paid as a result of the lawsuit as a provision, and it does not believe that the outcome of such lawsuit has a material impact on the its financial condition.

[SK Telink]

As of March 31, 2021, there were three pending lawsuits against SK Telink (aggregate amount of claims of Won 210 million). The management cannot reasonably predict the outcome of these cases, and no amount in connection with these proceedings was recognized on the Company’s financial statements.

B.	Other Contingent Liabilities

[SK Telecom]

None.

[SK Broadband]

As of March 31, 2021, SK Broadband has entered into revolving credit facilities with a limit of Won 210.8 billion with four financial institutions including Hana Bank in relation to its loans.

In connection with public offerings of notes, SK Broadband is subject to certain restrictions with respect to its debt ratio, third party payment guarantees and other limitations on liens.

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SK Broadband has provided “geun” mortgage amounting to Won 1,568 million on certain of its buildings, including Guri Guksa, in connection with leasing of such buildings.

SK Broadband has entered into a leased line contract and a resale contract for fixed-line telecommunication services with SK Telecom.

As of March 31, 2021, Seoul Guarantee Insurance Company has provided a performance guarantee of Won 34,791 million to SK Broadband in connection with the performance of certain contracts and the repair of any defects, and Korea Content Financial Cooperative has provided a performance guarantee of Won 40,228 million in connection with the performance of certain contracts.

[SK Planet]

As of March 31, 2021, SK Planet has entered into revolving credit facilities of up to Won 17 billion with Shinhan Bank and KEB Hana Bank.

As of March 31, 2021, Seoul Guarantee Insurance Company has provided guarantees of Won 3,446 million in total to SK Planet in connection with the performance of certain contracts and curing of defects.

[ADT CAPS]

As of March 31, 2021, ADT CAPS has entered into the following agreements with financial institutions, including loan agreements:

(Unit: in millions of Won)
Financial Institution	Type of Loan	Line of Credit	Amount Borrowed
Shinhan Bank and others	Acquisition financing	2,050,000	1,950,000
KEB Hana Bank	General	5,000	5,000
KEB Hana Bank	General	27,000	27,000
Shinhan Bank	Revolving credit	15,000	15,000

As of March 31, 2021, ADT CAPS has been provided with the following material payment guarantees by other parties:

(Unit: in millions of Won)
Guarantor	Guarantee Details	Guaranteed Amount
Seoul Guarantee Insurance Company	Defect performance guarantee, etc.	26,296
Seoul Guarantee Insurance Company	Fidelity guarantee	69,305

As of March 31, 2021, ADT CAPS has entered into an accounts receivable-backed loan agreement with a credit limit of Won 58,000 million (of which ADT CAPS has borrowed Won 36,265 million) and a letter of credit of Won 2,000 million with KEB Hana Bank in order to make purchase payments

As of March 31, 2021, ADT CAPS has entered into an accounts receivable-backed loan agreement with a credit limit of Won 25,000 million (of which ADT CAPS has borrowed Won 4,236 million) with Kookmin Bank in order to make purchase payments.

In connection with ADT CAPS’ long-term loan in aggregate amount of Won 2,050 billion, it has provided its shares of CAPSTEC and an early repayment management account with Shinhan Bank (account number: 100-033-127083) as collateral.

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[Dreamus Company]

As of March 31, 2021, there is one pending lawsuit against Dreamus Company (claim of Won 30 million). The management cannot reasonably predict the outcome of this case or its impact on the Company’s financial statements due to the uncertainty of the amount to be paid by the Company.

As of March 31, 2021, Seoul Guarantee Insurance Company has provided a guarantee of Won 256 million in connection with the performance and curing of defects under certain contracts for the benefit of the relevant customer of Dreamus Company.

Dreamus Company has entered into agreements with certain domestic and foreign companies for the implementation of designs and technologies in connection with product manufacturing, pursuant to which it is paying certain fees for the revenues generated from applicable products and the use of patents. The aggregate amount of such fees paid in the first quarter of 2021 and the fourth quarter of 2020 were Won 191 million and Won 234 million, respectively, which were included in its cost of sales and selling and administrative expenses.

[One Store]

As of March 31, 2021, details of the major payment guarantees received by One Store from third parties are as follows:

(Unit: in millions of Won)
Guarantor	Guarantee Details		Guaranteed Amount
KEB Hana Bank	Miscellaneous Won payment guarantee		100
Seoul Guarantee Insurance Company	E-commerce (payment method guarantee	)	2,140

[Incross]

As of March 31, 2021, Incross has pledged the following assets:

(Unit: in millions of Won)
Pledged Assets	Agreement Details	Amount		Pledgee
Short-term financial instruments	Guarantee of contract performance	10,900		NAVER Corporation
		5,894		Kakao Corp.
		250		Smart Media Representative Co., Ltd.
		1,500		SK Broadband
		100		Paradise Hotel
		1,080		KT
		748		Kakao Games Corp.
		739		LG U+

Total		21,21	]1

As of March 31, 2021, Incross has entered into the following loan or transaction limit agreements on a consolidated basis:

(Unit: in millions of Won)
Counterparty	Agreement Details	Line of Credit
KEB Hana Bank	Loan for general funds	2,000
Woori Bank	Loan for general funds	2,000
Industrial Bank of Korea	Loan for general funds	4,100

Total		8,100

64

As of March 31, 2021, Incross provides KT Skylife Co., Ltd. with performance guarantees related to the payment of media advertisement fees in connection with advertisement agent services. No actual amount under such guarantee has been provided as of March 31, 2021.

As of March 31, 2021, Seoul Guarantee Insurance Company has provided a guarantee of Won 120 million (Won 127 million as of December 31, 2020) in connection with the guarantee of contract performance related to Incross’ operations.

Pursuant to Article 530-3(1) of the Korean Commercial Code, Incross’ SP business was spun off into a newly established company pursuant to a special resolution of its general shareholders’ meeting on March 28, 2014, and pursuant to Article 530-9(1) of the Korean Commercial Code, Incross and the new spun-off company are jointly liable for the repayment of debt incurred prior to the spin-off.

[SK M&Service]

As of March 31, 2021, SK M&Service has entered into the following agreements with financial institutions, including loan agreements:

(Unit: in millions of Won)
Financial Institution	Type of Loan	Line of Credit	Amount Borrowed
KEB Hana Bank	KRW	5,000	—
Korea Development Bank	KRW	10,000	—

As of March 31, 2021, Seoul Guarantee Insurance Company has provided SK M&Service with a performance guarantee in the amount of Won 1,477 million and Shinhan Bank has provided SK M&Service with a Won payment guarantee in the amount of Won 100 million.

[SK Stoa]

As of March 31, 2021, Kookmin Bank has provided a payment guarantee of Won 1.2 billion in connection with e-commerce transaction debt.

As of March 31, 2021, SK Stoa has entered into revolving credit facility of Won 10.0 billion with KEB Hana Bank.

3.     Status of Sanctions, etc.

[SK Telecom]

Date	Authority	Subject of Action	Sanction	Reason and the Relevant Law	Status of Implementation	Company’s Measures
Mar. 20, 2019	KCC	SK Telecom	Decision of 14th KCC Meeting of 2019 • Correctional order • Fine of Won 975 million	Payment of subsidies exceeding 115% limit by dealers; payment of discriminatory subsidies by dealers; inducement of such payments in connection with operation of online business channels (Articles 4-5, 3-1(1) and 9-3 of the MDDIA)	Decision confirmed; fine paid; correctional order implemented	Immediately ceased such activities; implemented compliance monitoring of online sales guidelines; revised online request system

65

Date	Authority	Subject of Action	Sanction	Reason and the Relevant Law	Status of Implementation	Company’s Measures

June 26, 2019	KCC	SK Telecom	Decision of 31st KCC Meeting of 2019 • Correctional order • Fine of Won 231 million	Refusal or delay of termination of user contract without just cause (Article 50-1(5) of the Telecommunications Business Act; Article 42-1(5) of the Enforcement Decree)	Decision confirmed; payment of fine and implementation of correctional order completed	Addressed issues discovered during investigation, such as outbound contact with customers regarding termination without customer consent

July 9, 2019	KCC	SK Telecom	Decision of 33rd KCC Meeting of 2019 • Correctional order • Fine of Won 1.5 million	Failure to maintain subsidies without change for a minimum period of seven days (Article 4-3 of the MDDIA)	Decision confirmed; report on implementation of correctional order and payment of fine completed	Implemented improvements to work procedures (announce subsidies separately from public announcements on official website in case of notice of subsidies during pre-order period)

June 4, 2020	KCC	SK Telecom	Decision of 33rd KCC Meeting of 2020 • Correctional order • Fine of Won 4 million	Obtaining consent from users for collection of personal location information through new contracts for mobile phones with material omissions instead of applicable terms of use for location information business (Article 18-1 of the Location Information Act and Article 22 of Enforcement Decree)	Decision confirmed; payment of fine and implementation of correctional order completed	Provided training to persons responsible for location information management, including representatives, and personnel handling location information

July 8, 2020	KCC	SK Telecom	Decision of 40th KCC Meeting of 2020 • Correctional order and submission of report • Fine of Won 22.3 billion	Payment of subsidies exceeding 115% limit by dealers; payment of unreasonably discriminatory subsidies based on subscription type and rate plan; selection of certain dealers and instruction to and inducement of such subsidies by such dealers (Articles 3-1, 4-5 and 9-3 of the MDDIA)	Decision confirmed; payment of fine completed; implementation plan and report on implementation of correctional order submitted	Immediately ceased such activities; promoted measures to prevent recurrence, such as operation of voluntary consultative body regarding illegal online postings, standardization of incentive instructions/forms, establishment of record management system, development of monitoring activities of online retailers and expansion of the electronic subscription system

66

Date	Authority	Subject of Action	Sanction	Reason and the Relevant Law	Status of Implementation	Company’s Measures

Sept. 9, 2020	KCC	SK Telecom	Decision of 49th KCC Meeting of 2020 • Correctional order and submission of report • Fine of Won 76 million	False, exaggerated or deceptive advertising through offline and online channels that could potentially mislead users regarding key information about bundled products, such as component products and discount details, to induce subscription (Article 50(1)-5 of the Telecommunications Business Act and Article 42(1) of Enforcement Decree)	Decision confirmed; payment of completed and implementation plan submitted	Immediately ceased such activities; implemented improvements to work procedures such as designation of manager for false or exaggerated advertising of bundled products, regular self-monitoring, strengthening of evaluation and employee training of dealers/agents

Feb. 3, 2021	KCC	SK Telecom

Decision of 4th KCC Meeting of 2021

•   Submission of statistical data pursuant to Article 30 of the Location Information Act

•   Establishment and submission of recurrence prevention plan

•   Fine of Won 4.5 million

				Delay of submission of semi-annual data on personal location information request and provision to the National Assembly’s Science, ICT, Broadcasting and Communications Committee on four occasions (Article 30(2) of the Location Information Act, Article 30(4) of Enforcement Decree)	Decision confirmed; receipt for payment of fine issued; recurrence prevention plan submitted	Specify roles and responsibilities for compiling/sending statistical data to KCC and National Assembly; establish system for submission process (within 15 days after end of second quarter); include relevant information in transition documents to prevent omission in connection with personnel/organizational change

Mar. 18, 2021	Fair Trade Commission (“FTC”)	SK Telecom	Decision of FTC Meeting (No. 2021-75) • Correctional order (prohibition order against future actions) • Fine of Won 3,198 million	Although SK Telecom and SK Broadband believe that they allocated sales commissions for sales of IPTV-bundled plans based on reasonable standard, FTC determined that SK Telecom unfairly supported SK Broadband by paying for part of the sales commissions payable by SK Broadband (Article 23-1(7) of the Monopoly Regulation and Fair Trade Act)	On April 28, 2021, SK Telecom filed an administrative proceeding and applied for suspension of execution of the FTC decision (service of process delivered on March 30, 2021)	To properly allocate sales commissions in accordance with court’s decision; strengthen compliance activities

[SK Broadband]

Date	Reason	Sanction	Relevant Law	Status of Implementation	Company’s Measures

January 23, 2019	Failure to satisfy approval renewal conditions, including implementation of 2017 network investment plan	Correctional order	Article 99-1 of the Broadcast Act	Submitted correctional measures and implementation plan	Compliance with correctional order

February 25, 2019	Failure to accurately report the number of high-speed Internet subscribers	Correctional order (for violation of the Telecommunications Business Act related to a misrepresentation of statistics) and fine of Won 2.8 million	Article 88-1, Article 92-1 and Article 104-5(17) of the Telecommunications Business Act	Submitted plans for implementation of correctional order, including improvement of relevant business procedures	Implement the correctional order and pay the fine

67

Date	Reason	Sanction	Relevant Law	Status of Implementation	Company’s Measures

March 15, 2019	Failure to establish service rejection procedures against spammers	Fine of Won 4.8 million for breach of restrictions on rendering information transmission services	Articles 50-4 and 76 of the Act on Promotion of Information and Communications Network Utilization and Information Protection, etc. and Article 74 of its Enforcement Decree	Implemented improvements to advertisement transmission related activities and paid the fine (April 2018)	Implement procedures for denying services to spammers

June 13, 2019	Provision of unfair benefits to related parties of Taekwang Group affiliates	Prosecution	Article 23-2 of the Monopoly Regulation and Fair Trade Act	Criminal investigation pending	Expected to be disposed as no right of arraignment due to merger

June 26, 2019	Delaying, rejecting or restricting termination of user contracts without just cause	Correctional order (corrective measures for damaging users’ interests by restricting termination of high-speed Internet and bundled services)	Article 50-1(5) of the Telecommunications Business Act and Article 42-1(5) of its Enforcement Decree	Made an official announcement about having received the correctional order, improved operating procedures and paid the fine (Won 165 million).	Implement the correctional order and pay the fine

July 29, 2019	Substantially restricting competition in a bidding process for a public sector-only network project by agreeing on the winning bidder, bidding participants and the bidding price in advance (SK Broadband was the first to voluntarily report the act of collusion and was granted exemption from applicable sanctions)	Correctional order (for unjustly restricting competition while participating in a bid for a public sector-only circuit project of public agencies) and fine of Won 32.7 million (SK Broadband was ultimately exempted from both the correctional order and the fine)	Article 19-1(3), Article 19-1(8) and Article 22-2(1)(2) of the Monopoly Regulation and Fair Trade Act, and Article 33 and Article 35-1 of its Enforcement Decree	Not applicable due to exemption	Conduct legal education regarding collusive bidding (July 1, 2019 to July 19, 2019) and establish measures to prevent recurrence, including an internal reporting channel related to collusion and a fast-track system for legal advice on related matters

August 28, 2019	Provision of unfair benefits to related parties of Taekwang Group affiliates	Correctional order and fine (Tbroad: Won 177 million; Tbroad Dongdaemun: Won 4 million; Tbroad Nowon: Won 1 million; KDMC: Won 2 million)	Article 23-2 of the Monopoly Regulation and Fair Trade Act	Paid the fine	Administrative proceedings pending

68

Date	Reason	Sanction	Relevant Law	Status of Implementation	Company’s Measures

September 30, 2019	Engaging in collusive bidding in public sector-only network project auctions from 2015 to 2017	Prohibition from bidding in public sector auctions for three months	Article 76-1 of the Enforcement Decree of the Act on Contracts to which the State is a Party	Administrative proceedings withdrawn; three-month prohibition in effect beginning April 17, 2020	Conduct legal education regarding collusive bidding (July 1, 2019 to July 19, 2019) and

November 29, 2019

Substantially restricting competition in an auction for selection of a mobile messaging service provider by agreeing on the winning bidder in advance, and either intentionally participating or restraining from participating in the bid so that such agreed-upon bidder can win the bid (SK Broadband was the second to voluntarily report the act of collusion and was granted a reduction in fine from Won 301 million to Won 188 million)

		Correctional order (for unjustly restricting competition while participating in a bid to be selected as a mobile messaging service provider for the Public Procurement Service) and fine of Won 188 million	Article 19-1(8), Article 21, Article 22, Article 22-2(1)(2), Article 55-3 of the Monopoly Regulation and Fair Trade Act and Article 9, Article 33, Article 35-1, Article 61 and Appendix 2 of its Enforcement Decree	Paid the fine	establish measures to prevent recurrence, including an internal reporting channel related to collusion and a fast-track system for legal advice on related matters

December 9, 2019	Failure to satisfy approval renewal condition (implementation of 2018 plan)	Correctional order	Article 99-1 of the Broadcast Act	Submitted corrective action and implementation plan	Compliance with correctional order

December 9, 2019	Violation of disclosure rules regarding corporate group status of five Taekwang group companies	Fine of Won 8 million	Articles 11-4 and 69-2(1) of the Monopoly Regulation and Fair Trade Act	Paid the fine	—

January 13, 2020	Correctional order to prevent the post-merger entity from engaging in activities that may restrict competition in the pay TV market	Correctional order (prohibiting acts of restricting competition, such as unilaterally raising prices, reducing the number of channels and inducing switch to high-priced products, based on post-merger market share)	Articles 7-1 and 16-1 of the Monopoly Regulation and Fair Trade Act	Submitted implementation plans (approved by Korea Fair Trade Commission)	Implement implementation plans

January 15, 2020	Failure to prepare and submit the Telecommunications Business Report for the year ended December 31, 2018 in compliance with the requirements under the Regulations on Accounting and Reporting of Telecommunications Businesses and the Accounting Classification Standards of Telecommunications Businesses, as such report contained errors in the classification of assets, income and expenses	Correctional order to amend its business report for the year ended December 31, 2018 to correct errors and submit it to the MSIT and fine of Won 79 million	Article 49 of the Telecommunications Business Act	Submitted the amended business report on February 3, 2020 and paid the fine on February 7, 2020	Improve work procedures to prevent errors in the future

69

Date	Reason	Sanction	Relevant Law	Status of Implementation	Company’s Measures
January 16, 2020	Failure to prepare and submit the Telecommunications Business Report for the year ended December 31, 2018 in compliance with the requirements under the Regulations on Accounting and Reporting of Telecommunications Businesses and the Accounting Classification Standards of Telecommunications Businesses, as such report contained errors in the classification of assets, income and expenses	Correctional order to amend its business report for the year ended December 31, 2018 to correct errors and submit it to the MSIT and fine of Won 13 million	Article 49 of the Telecommunications Business Act	Submitted the amended business report on January 31, 2020 and paid the fine on February 10, 2020	Improve work procedures to prevent errors in the future
May 1, 2020	Failure to submit monthly broadcasting results	Fine of Won 6 million	Article 83 of the Broadcast Act and Article 16 of the Regulation of Violations of Public Order Act	Paid the fine	—
September 9, 2020	False, exaggerated or deceptive advertising of key information about bundled products, such as component products, discount rate or amount and termination fee, to induce subscription	Correctional order (to improve work procedures) and fine of Won 251 million	Article 50(1)-5 of the Telecommunications Business Act and Article 42(1) of Enforcement Decree)	To implement correctional order after receipt	Improve work procedures and pay fines
October 22, 2020

1. Unilateral change of fee payment criteria (provision of disadvantage)

2. Coercion of purchase of thrift phones (coercion of purchase)

3. Coercion of change of ownership of product (extortion of economic benefit)

		Correctional order (injunction and notice) and fine of Won 351 million	Article 23(1)-4 of the Monopoly Regulation and Fair Trade Act Articles 7(1) and 9(1) of the Fair Agency Transactions Act	Administrative proceeding	Improve work procedures to prevent errors in the future
December 11, 2020	Notification of administrative measures regarding violation of the Broadcast Act due to failure to satisfy program provider fee allocation criteria as approval renewal condition	Correctional order	Article 99-1 of the Broadcast Act	—	Compliance with correctional order

70

December 21, 2020	Failure to prepare and submit the Telecommunications Business Report for the year ended December 31, 2019 in compliance with the requirements under the Regulations on Accounting and Reporting of Telecommunications Businesses and the Accounting Classification Standards of Telecommunications Businesses, as such report contained errors in the classification of assets, income and expenses	Correctional order to amend its business report for the year ended December 31, 2019 to correct errors and submit it to the MSIT and fine of Won 101 million	Article 49 of the Telecommunications Business Act	Submitted the amended business report on January 15, 2021 and paid the fine on January 25, 2021	Improve work procedures to prevent errors in the future
December 21, 2020	Failure to prepare and submit the Telecommunications Business Report for the year ended December 31, 2019 in compliance with the requirements under the Regulations on Accounting and Reporting of Telecommunications Businesses and the Accounting Classification Standards of Telecommunications Businesses, as such report contained errors in the classification of assets, income and expenses	Correctional order to amend its business report for the year ended December 31, 2019 to correct errors and submit it to the MSIT and fine of Won 11 million	Article 49 of the Telecommunications Business Act	Submitted the amended business report on January 15, 2021 and paid the fine on January 25, 2021	Improve work procedures to prevent errors in the future
February 16, 2021	Failure to place sponsorship notice in the center during public interest campaign broadcasting	Fine of Won 2.8 million	Article 16 of the Regulation of Violations of Public Order Act	Paid the fine	—
March 29, 2021	Although SK Telecom and SK Broadband believe that they allocated sales commissions for sales of IPTV-bundled plans based on reasonable standard, FTC determined that SK Telecom unfairly supported SK Broadband by paying for part of the sales commissions payable by SK Broadband	Correctional order and fine of Won 3,198 million	Article 23-1(7) of the Monopoly Regulation and Fair Trade Act	On April 28, 2021, SK Telecom filed an administrative proceeding and applied for suspension of execution of the FTC decision (service of process delivered on March 30, 2021)	To properly allocate sales commissions in accordance with court’s decision; strengthen compliance activities

[One Store]

•	Date: December 18, 2020 (notice date)

•	Sanction: One Store received a fine of Won 6.4 million.

71

•

Reason and the Relevant Law: Violated Article 11-3 and Article 69-2 of the Monopoly Regulation and Fair Trade Act and regulations on disclosure of important matters by unlisted companies, etc. by reporting a 12.8% decrease in share ownership by the largest shareholder as of November 14, 2019 on April 9, 2020, after the due date of November 21, 2019.

•	Status of Implementation: Paid the fine (January 29, 2021).

•	Company’s Measures: Close review and monitoring of disclosure obligations to prevent recurrence of violation.

4.     Use of Direct Financing

A.	Use of Proceeds from Public Offerings

[SK Telecom]

				(Unit: in millions of Won)
Category	Bond Series	Payment Date	Planned Use of Proceeds		Actual Use of Proceeds		Reasons for Difference
			Use	Amount	Use	Amount
Corporate bond	80th	January 15, 2021	Repayment of debt	310,000	Repayment of debt	310,000	—
Corporate bond	79th	October 19, 2020	Repayment of debt	290,000	Repayment of debt	290,000	—
Corporate bond	78th	January 14, 2020	Working capital	360,000	Working capital	360,000	—
Corporate bond	78th	January 14, 2020	Repayment of debt	60,000	Repayment of debt	60,000	—
Corporate bond	77th	October 22, 2019	Working capital	400,000	Working capital	400,000	—
Corporate bond	76th	July 29, 2019	Working capital	70,000	Working capital	70,000	—
Corporate bond	76th	July 29, 2019	Repayment of debt	330,000	Repayment of debt	330,000	—
Corporate bond	75th	March 6, 2019	Frequency usage right payments	400,000	Frequency usage right payments	400,000	—

[SK Broadband]

(Unit: in millions of Won)
Category	Bond Series	Payment Date	Planned Use of Proceeds		Actual Use of Proceeds		Reasons for Difference
			Use	Amount	Use	Amount
Corporate bond	Series 47-1	March 26, 2019	Repayment of debt (210,000)	50,000	Repayment of debt (210,000)	210,000	—
Corporate bond	Series 47-2	March 26, 2019		160,000			—
Corporate bond	Series 48-1	September 24, 2019	-Repayment of debt (186,200) -Working capital (43,800)	80,000	-Repayment of debt (186,200) -Working Capital (43,800)	230,000	—
Corporate bond	Series 48-2	September 24, 2019		100,000
Corporate bond	Series 48-3	September 24, 2019		50,000
Corporate bond	Series 49-1	June 11, 2020	-Repayment of debt (159,200) -Working Capital (40,800)	100,000	-Repayment of debt (159,200) -Working Capital (40,800)	200,000	—
Corporate bond	Series 49-2	June 11, 2020		100,000
Corporate bond	Series 50	September 25, 2020	Repayment of debt (160,000)	160,000	Repayment of debt (160,000)	160,000	—
*	Commercial papers and foreign bonds that do not require securities reports in Korea have been omitted.

72

B.	Use of Proceeds from Private Offerings

[Dreamus Company]

(As of March 31, 2021)				(Unit: in millions of Won)
Classification	Payment Date	Planned Use of Proceeds		Actual Use of Proceeds		Reasons for Difference
		Use	Amount	Use	Amount
Capital increase through third-party allotment (No. 4)	August 10, 2018	Strengthening of contents business and establishment of infrastructure related to music industry	70,000	Operating expenses for music business and investment in contents	70,000	—

C.	Material Events Subsequent to the Reporting Period

(1) On April 14, 2021, the Company announced that it is considering a potential vertical spin-off and that any decision regarding the spin-off, if any, is expected to be made in the first half of 2021 and be disclosed at such time. For more information, see the report on “Consideration of Potential Horizontal Spin-off” filed on April 14, 2021.

(2) On May 6, 2021, the Company canceled 10.76% of its total number of issued shares. The total number of issued shares decreased from 80,745,711 shares to 72,060,143 shares. See the report on “Cancellation of Treasury Shares” filed on May 4, 2021 for more information.

(3) On March 25, 2021, the Board of Directors resolved to make an additional equity investment of Won 100 billion in Content Wavve Co., Ltd., a related party of the Company. The investment was completed on April 13, 2021.

(4) Decision on capital increase of Dreamus Company

① Date of the resolution of the board of directors: April 30, 2021

② Details

•	Type and amount of new shares: 13,135,673 preferred shares

•	Amount: Won 70 billion

•	Issue price: Won 5,329 per share

•	Expected issue date: June 16, 2021

(5) Dreamus Company’s acquisition of bonds

73

On May 13, 2021, the board of directors of Dreamus Company resolved to acquire FNC Investment’s unsecured convertible bonds in the amount of Won 20 billion through private placement.

(6) On April 1, 2021, T Map Mobility made a contribution-in kind of its T map Taxi business to UT LLC, a joint venture with Uber B.V.

(7) Pursuant to the resolution of the board of directors on April 14, 2021, T Map Mobility issued new shares (676,330 Series A shares) by third-party allotment in order to increase its capital, all of which were allotted to Uber Singapore Technology Pte. Ltd. The subscription date was April 15, 2021.

(8) On April 8, 2021, the board of directors of T Map Mobility resolved to undertake a capital increase by third-party allotment.

74

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

SK Telecom Co., Ltd.

(Registrant)

By: /s/ Joongsuk Oh
(Signature)

Name:	Joongsuk Oh
Title:	Senior Vice President

Date: June 15, 2021

SK TELECOM CO., LTD. AND SUBSIDIARIES

Condensed Consolidated Interim Financial Statements

(Unaudited)

March 31, 2021 and 2020

(With Independent Auditors’ Review Report Thereon)

Independent Auditors’ Review Report

Based on a report originally issued in Korean

To the Board of Directors and Shareholders

SK Telecom Co., Ltd.:

Reviewed financial statements

We have reviewed the accompanying condensed consolidated interim financial statements of SK Telecom Co., Ltd. and its subsidiaries (the “Group”), which comprise the condensed consolidated statement of financial position as of March 31, 2021, the condensed consolidated statements of income, comprehensive income, changes in equity and cash flows for the three-month periods ended March 31, 2021 and 2020, and notes, comprising a summary of significant accounting policies and other explanatory information.

Management’s responsibility

Management is responsible for the preparation and fair presentation of these condensed consolidated interim financial statements in accordance with Korean International Financial Reporting Standards (“K-IFRS”) No.1034, Interim Financial Reporting, and for such internal controls as management determines is necessary to enable the preparation of condensed consolidated interim financial statements that are free from material misstatement, whether due to fraud or error.

Auditors’ review responsibility

Our responsibility is to issue a report on these condensed consolidated interim financial statements based on our reviews.

We conducted our reviews in accordance with the Review Standards for Quarterly and Semiannual Financial Statements established by the Securities and Futures Commission of the Republic of Korea. A review of interim financial information consists principally of making inquiries, primarily of persons responsible for financial and accounting matters, and applying analytical and other review procedures. A review is substantially less in scope than an audit conducted in accordance with Korean Standards on Auditing and consequently does not enable us to obtain assurance that we would become aware of all significant matters that might be identified in an audit. Accordingly, we do not express an audit opinion.

Conclusion

Based on our reviews, nothing has come to our attention that causes us to believe that the accompanying condensed consolidated interim financial statements referred to above are not prepared fairly, in all material respects, in accordance with K-IFRS No.1034, Interim Financial Reporting.

Other matters

The consolidated statement of financial position of the Group as of December 31, 2020, and the related consolidated statements of income, comprehensive income, changes in equity and cash flows for the year then ended, which are not accompanying this report, were audited by us in accordance with Korean Standards on Auditing and our report thereon, dated March 11, 2021, expressed an unqualified opinion. The accompanying condensed consolidated statement of financial position of the Group as of December 31, 2020, presented for comparative purposes, is consistent, in all material respects, with the audited consolidated financial statements from which it has been derived.

The procedures and practices utilized in the Republic of Korea to review such condensed consolidated interim financial statements may differ from those generally accepted and applied in other countries.

KPMG Samjong Accounting Corp.

Seoul, Korea

May 14, 2021

This report is effective as of May 14, 2021, the review report date. Certain subsequent events or circumstances, which may occur between the review report date and the time of reading this report, could have a material impact on the accompanying condensed consolidated interim financial statements and notes thereto. Accordingly, the readers of the review report should understand that the above review report has not been updated to reflect the impact of such subsequent events or circumstances, if any.

SK TELECOM CO., LTD. (the “Parent Company”) AND SUBSIDIARIES

CONDENSED CONSOLIDATED INTERIM FINANCIAL STATEMENTS

AS OF MARCH 31, 2021, AND DECEMBER 31, 2020, AND

FOR THE THREE-MONTH PERIODS ENDED MARCH 31, 2021 AND 2020

The accompanying condensed consolidated interim financial statements, including all footnote disclosures, were prepared by, and are the responsibility of, the Parent Company.

Park, Jung-Ho

Chief Executive Officer

SK TELECOM CO., LTD.

SK TELECOM CO., LTD. and Subsidiaries

Condensed Consolidated Interim Statements of Financial Position

As of March 31, 2021 and December 31, 2020

(In millions of won)	Note	March 31, 2021		December 31, 2020
Assets
Current Assets:
Cash and cash equivalents	28,29	~~W~~	1,231,339	1,369,653
Short-term financial instruments	28,29,31		1,348,982	1,426,952
Short-term investment securities	9,28,29		108,760	150,392
Accounts receivable – trade, net	5,28,29,30		2,213,365	2,188,893
Short-term loans, net	5,28,29,30		77,943	97,464
Accounts receivable – other, net	3,5,28,29,30,31		1,164,322	979,044
Contract assets	7,29		112,854	100,606
Prepaid expenses	3,6		2,158,281	2,128,349
Prepaid income taxes	26		656	1,984
Derivative financial assets	28,29		8,704	8,704
Inventories, net	8		221,521	171,443
Non-current assets held for sale	33		35,280	—
Advanced payments and others	3,5,28,29,30		183,194	151,602

			8,865,201	8,775,086

Non-Current Assets:
Long-term financial instruments	28,29		893	893
Long-term investment securities	9,28,29		1,914,573	1,648,837
Investments in associates and joint ventures	11		14,530,701	14,354,113
Property and equipment, net	3,12,13,30,31,33		12,900,472	13,377,077
Goodwill	10		3,357,473	3,357,524
Intangible assets, net	14		4,239,876	4,436,194
Long-term contract assets	7,29		50,557	47,675
Long-term loans, net	5,28,29,30		29,442	40,233
Long-term accounts receivable – other	3,5,28,29,30,31		292,834	332,803
Long-term prepaid expenses	3,6		1,086,614	1,063,711
Guarantee deposits	3,5,28,29,30		174,861	172,474
Long-term derivative financial assets	28,29		202,144	155,991
Deferred tax assets	26		73,438	105,088
Defined benefit assets	18		557	3,557
Other non-current assets	5,28,29		41,831	35,701

			38,896,266	39,131,871

Total Assets		~~W~~	47,761,467	47,906,957

See accompanying notes to the condensed consolidated interim financial statements.

SK TELECOM CO., LTD. and Subsidiaries

Condensed Consolidated Interim Statements of Financial Position, Continued

As of March 31, 2021 and December 31, 2020

(In millions of won)	Note	March 31, 2021		December 31, 2020
Liabilities and Shareholders’ Equity
Current Liabilities:
Accounts payable – trade	28,29,30	~~W~~	336,523	372,909
Accounts payable – other	28,29,30		2,269,621	2,484,466
Withholdings	28,29,30		1,577,907	1,410,239
Contract liabilities	7		230,723	229,892
Accrued expenses	3,28,29		1,435,161	1,554,889
Income tax payable	26		291,400	219,766
Derivative financial liabilities	28,29		42	77
Provisions	3,17,31		67,849	69,363
Short-term borrowings	15,28,29		109,998	109,998
Current installments of long-term debt, net	15,28,29		1,136,382	939,237
Current installments of long-term payables – other	16,28,29		219,249	424,600
Lease liabilities	3,28,29,30		423,979	359,936
Other current liabilities			719	2,595

			8,099,553	8,177,967

Non-Current Liabilities:
Debentures, excluding current installments, net	15,28,29		7,589,082	7,690,169
Long-term borrowings, excluding current installments, net	15,28,29,31		2,024,062	1,979,261
Long-term payables – other	16,28,29		938,563	1,142,354
Long-term lease liabilities	3,28,29,30		1,030,386	1,076,841
Long-term contract liabilities	7		29,993	30,704
Defined benefit liabilities	18		221,732	154,944
Long-term derivative financial liabilities	28,29		355,708	375,083
Long-term provisions	3,17		78,037	81,514
Deferred tax liabilities	3,26		2,740,839	2,709,075
Other non-current liabilities	3,28,29,30		84,413	92,802

			15,092,815	15,332,747

Total Liabilities			23,192,368	23,510,714

Shareholders’ Equity:
Share capital	1,19		44,639	44,639
Capital surplus and others	19,20		640,215	677,203
Retained earnings	3,21		22,875,819	22,981,913
Reserves	22		336,501	40,139

Equity attributable to owners of the Parent Company			23,897,174	23,743,894
Non-controlling interests			671,925	652,349

Total Shareholders’ Equity			24,569,099	24,396,243

Total Liabilities and Shareholders’ Equity		~~W~~	47,761,467	47,906,957

See accompanying notes to the condensed consolidated interim financial statements.

SK TELECOM CO., LTD. and Subsidiaries

Condensed Consolidated Interim Statements of Income

For the three-month periods ended March 31, 2021 and 2020

(In millions of won)	Note	March 31, 2021		March 31, 2020
Operating revenue:	3,4,30
Revenue		~~W~~	4,780,461	4,450,590

Operating expenses:	3,30
Labor			816,409	742,769
Commission	6		1,391,414	1,297,968
Depreciation and amortization	3,4		996,482	984,815
Network interconnection			193,937	194,970
Leased lines	3		74,628	66,253
Advertising			75,217	73,954
Rent	3		46,017	44,533
Cost of goods sold	8		388,648	348,971
Others	23		408,928	395,059

			4,391,680	4,149,292

Operating profit	3,4		388,781	301,298
Finance income	3,4,25		66,530	38,999
Finance costs	3,4,25		(100,373)	(112,373)
Gain relating to investments in associates and joint ventures, net	4,11		322,455	140,895
Other non-operating income	3,4,24		20,038	16,619
Other non-operating expenses	3,4,24		(13,594)	(17,118)

Profit before income tax	4		683,837	368,320
Income tax expense	3,26		111,862	62,368

Profit for the period		~~W~~	571,975	305,952

Attributable to:
Owners of the Parent Company		~~W~~	558,265	308,545
Non-controlling interests			13,710	(2,593)
Earnings per share	3,27
Basic earnings per share (in won)		~~W~~	7,793	4,168
Diluted earnings per share (in won)			7,789	4,168

See accompanying notes to the condensed consolidated interim financial statements.

SK TELECOM CO., LTD. and Subsidiaries

Condensed Consolidated Interim Statements of Comprehensive Income

For the three-month periods ended March 31, 2021 and 2020

(In millions of won)	Note	March 31, 2021		March 31, 2020
Profit for the period		~~W~~	571,975	305,952
Other comprehensive income (loss):
Items that will never be reclassified to profit or loss, net of taxes:
Remeasurement of defined benefit liabilities	18		(18,782)	(23,050)
Net change in other comprehensive loss of investments in associates and joint ventures	11,22		(1,503)	(991)
Valuation gain (loss) on financial assets at fair value through other comprehensive income	22		169,679	(20,269)
Items that are or may be reclassified subsequently to profit or loss, net of taxes:
Net change in other comprehensive income of investments in associates and joint ventures	11,22		114,619	110,778
Net change in unrealized fair value of derivatives	22		(3,103)	4,581
Foreign currency translation differences for foreign operations	22		16,131	18,662

Other comprehensive income for the period, net of taxes			277,041	89,711
Total comprehensive income		~~W~~	849,016	395,663

Total comprehensive income (loss) attributable to:
Owners of the Parent Company		~~W~~	835,904	398,314
Non-controlling interests			13,112	(2,651)

See accompanying notes to the condensed consolidated interim financial statements.

SK TELECOM CO., LTD. and Subsidiaries

Condensed Consolidated Interim Statements of Changes in Equity

For the three-month periods ended March 31, 2021 and 2020

		Attributable to owners						Non-controlling interests	Total equity
(In millions of won)	Note	Share capital		Capital surplus (deficit) and others	Retained earnings	Reserves	Sub-total
Balance, January 1, 2020		~~W~~	44,639	1,006,481	22,228,683	(329,576)	22,950,227	(133,293)	22,816,934
Total comprehensive income:
Profit (loss) for the period			—	—	308,545	—	308,545	(2,593)	305,952
Other comprehensive income (loss)	11,18,22		—	—	(23,052)	112,821	89,769	(58)	89,711

			—	—	285,493	112,821	398,314	(2,651)	395,663

Transactions with owners:
Annual dividends			—	—	(658,228)	—	(658,228)	(5,765)	(663,993)
Share option	20		—	32	—	—	32	615	647
Interest on hybrid bonds			—	—	(3,692)	—	(3,692)	—	(3,692)
Changes in ownership in subsidiaries			—	(924)	—	—	(924)	(2,617)	(3,541)

			—	(892)	(661,920)	—	(662,812)	(7,767)	(670,579)

Balance, March 31, 2020		~~W~~	44,639	1,005,589	21,852,256	(216,755)	22,685,729	(143,711)	22,542,018

Balance, January 1, 2021		~~W~~	44,639	677,203	22,981,913	40,139	23,743,894	652,349	24,396,243
Total comprehensive income:
Profit for the period			—	—	558,265	—	558,265	13,710	571,975
Other comprehensive income (loss)	11,18,22		—	—	(18,723)	296,362	277,639	(598)	277,041

			—	—	539,542	296,362	835,904	13,112	849,016

Transactions with owners:
Annual dividends			—	—	(641,944)	—	(641,944)	(5,763)	(647,707)
Share option	20		—	47	—	—	47	216	263
Interest on hybrid bonds			—	—	(3,692)	—	(3,692)	—	(3,692)
Acquisition of treasury shares	19		—	(72,982)	—	—	(72,982)	—	(72,982)
Disposal of treasury shares	19		—	29,642	—	—	29,642	—	29,642
Changes in ownership in subsidiaries			—	6,305	—	—	6,305	12,011	18,316

			—	(36,988)	(645,636)	—	(682,624)	6,464	(676,160)

Balance, March 31, 2021		~~W~~	44,639	640,215	22,875,819	336,501	23,897,174	671,925	24,569,099

See accompanying notes to the condensed consolidated interim financial statements.

SK TELECOM CO., LTD. and Subsidiaries

Condensed Consolidated Interim Statements of Cash Flows

For the three-month periods ended March 31, 2021 and 2020

(In millions of won)	Note	March 31, 2021		March 31, 2020
Cash flows from operating activities:
Cash generated from operating activities:
Profit for the period		~~W~~	571,975	305,952
Adjustments for income and expenses	32		937,576	1,096,931
Changes in assets and liabilities related to operating activities	32		(522,978)	(346,172)

			986,573	1,056,711
Interest received			9,034	9,233
Dividends received			23	15
Interest paid			(69,616)	(81,246)
Income tax paid			(34,913)	(2,030)

Net cash provided by operating activities			891,101	982,683

Cash flows from investing activities:
Cash inflows from investing activities:
Decrease in short-term financial instruments, net			77,894	—
Decrease in short-term investment securities, net			41,367	33,819
Collection of short-term loans			43,047	28,835
Decrease in long-term financial instruments			—	99
Proceeds from disposals of long-term investment securities			14,681	6,948
Proceeds from disposals of investments in associates and joint ventures			100,334	—
Proceeds from disposals of property and equipment			2,401	2,121
Proceeds from disposals of intangible assets			1,130	1,386
Collection of long-term loans			1,246	1,213
Decrease in deposits			1,879	10,918
Proceeds from settlement of derivatives			403	85

			284,382	85,424
Cash outflows for investing activities:
Increase in short-term financial instruments, net			—	(111,209)
Increase in short-term loans			(16,070)	(37,824)
Increase in long-term loans			(3,155)	(1,930)
Increase in long-term financial instruments			—	(90,290)
Acquisitions of long-term investment securities			(15,018)	(4,069)
Acquisitions of investments in associates and joint ventures			(8,135)	(9,113)
Acquisitions of property and equipment			(755,139)	(1,045,492)
Acquisitions of intangible assets			(8,945)	(21,295)
Increase in deposits			(1,677)	(4,730)

			(808,139)	(1,325,952)

Net cash used in investing activities		~~W~~	(523,757)	(1,240,528)

See accompanying notes to the condensed consolidated interim financial statements.

SK TELECOM CO., LTD. and Subsidiaries

Condensed Consolidated Interim Statements of Cash Flows, Continued

For the three-month periods ended March 31, 2021 and 2020

(In millions of won)	Note	March 31, 2021		March 31, 2020
Cash flows from financing activities:
Cash inflows from financing activities:
Proceeds from short-term borrowings, net		~~W~~	—	339,381
Proceeds from issuance of debentures			308,757	773,727
Proceeds from long-term borrowings			50,000	597
Cash inflows from settlement of derivatives			—	40,470
Transactions with non-controlling shareholders			30,511	—

			389,268	1,154,175
Cash outflows for financing activities:
Repayments of long-term payable – other			(426,220)	(426,275)
Repayments of debentures			(280,000)	(524,590)
Repayments of long-term borrowings			(9,342)	(9,313)
Repayments of lease liabilities			(97,813)	(94,093)
Acquisition of treasury shares			(72,982)	—
Transactions with non-controlling shareholders			(13,503)	(3,660)

			(899,860)	(1,057,931)

Net cash provided by (used in) financing activities			(510,592)	96,244

Net decrease in cash and cash equivalents			(143,248)	(161,601)
Cash and cash equivalents at beginning of the period			1,369,653	1,270,824
Effects of exchange rate changes on cash and cash equivalents			4,934	8,543

Cash and cash equivalents at end of the period		~~W~~	1,231,339	1,117,766

See accompanying notes to the condensed consolidated interim financial statements.

SK TELECOM CO., LTD. and Subsidiaries

Notes to the Condensed Consolidated Interim Financial Statements

For the three-month periods ended March 31, 2021 and 2020

1.	Reporting Entity

(1)	General

SK Telecom Co., Ltd. (“the Parent Company”) was incorporated in March 1984 under the laws of the Republic of Korea (“Korea”) to provide cellular telephone communication services in Korea. The Parent Company mainly provides wireless telecommunications services in Korea. The head office of the Parent Company is located at 65, Eulji-ro, Jung-gu, Seoul, Korea.

The Parent Company’s common shares and depositary receipts (DRs) are listed on the Stock Market of Korea Exchange, the New York Stock Exchange and the London Stock Exchange. As of March 31, 2021, the Parent Company’s total issued shares are held by the following shareholders:

	Number of shares	Percentage of total shares issued (%)
SK Inc. (Formerly, SK Holdings Co., Ltd.)	21,624,120	26.78
National Pension Service	8,196,312	10.15
Institutional investors and other shareholders	40,073,091	49.63
Kakao Co., Ltd.	1,266,620	1.57
Treasury shares	9,585,568	11.87

	80,745,711	100.00

These condensed consolidated interim financial statements comprise the Parent Company and its subsidiaries (together referred to as the “Group” and individually as “Group entity”). SK Inc. (Formerly, SK Holdings Co., Ltd.) is the ultimate controlling entity of the Parent Company.

SK TELECOM CO., LTD. and Subsidiaries

Notes to the Condensed Consolidated Interim Financial Statements

For the three-month periods ended March 31, 2021 and 2020

1.	Reporting Entity, Continued

(2)	List of subsidiaries

The list of subsidiaries as of March 31, 2021 and December 31, 2020 is as follows:

				Ownership (%)(*1)
Subsidiary		Location	Primary business	Mar. 31, 2021	Dec. 31, 2020
Subsidiaries owned by the Parent Company	SK Telink Co., Ltd.	Korea	Telecommunications and Mobile Virtual Network Operator service	100.0	100.0
	SK Communications Co., Ltd.	Korea	Internet website services	100.0	100.0
	SK Broadband Co., Ltd.	Korea	Telecommunications services	74.3	74.3
	PS&Marketing Corporation	Korea	Communications device retail business	100.0	100.0
	SERVICE ACE Co., Ltd.	Korea	Call center management service	100.0	100.0
	SERVICE TOP Co., Ltd.	Korea	Call center management service	100.0	100.0
	SK O&S Co., Ltd.	Korea	Base station maintenance service	100.0	100.0
	SK Telecom China Holdings Co., Ltd.	China	Investment (Holdings company)	100.0	100.0
	SK Global Healthcare Business Group, Ltd.	Hong Kong	Investment	100.0	100.0
	YTK Investment Ltd.	Cayman Islands	Investment association	100.0	100.0
	Atlas Investment	Cayman Islands	Investment association	100.0	100.0
	SKT Americas, Inc.	USA	Information gathering and consulting	100.0	100.0
	One Store Co., Ltd.(*2)	Korea	Telecommunications services	48.4	52.1
	SK Planet Co., Ltd.	Korea	Telecommunications services, system software development and supply services	98.7	98.7
	Eleven Street Co., Ltd.(*3)	Korea	E-commerce	80.3	80.3
	DREAMUS COMPANY	Korea	Manufacturing digital audio players and other portable media devices	51.4	51.4
	ADT CAPS Co., Ltd. (Formerly, SK Infosec Co., Ltd.)(*4)	Korea	Information security service and unmanned security	62.6	62.6
	Quantum Innovation Fund I	Korea	Investment	59.9	59.9
	SK Telecom Japan Inc.	Japan	Information gathering and consulting	100.0	100.0
	id Quantique SA	Switzerland	Quantum information and communications service	68.1	68.1
	SK Telecom TMT Investment Corp.	USA	Investment	100.0	100.0
	FSK L&S Co., Ltd.	Korea	Freight and logistics consulting business	60.0	60.0
	Incross Co., Ltd.(*5)	Korea	Media representative business	34.6	34.6
	Happy Hanool Co., Ltd.	Korea	Service	100.0	100.0
	SK stoa Co., Ltd.	Korea	Other telecommunications retail business	100.0	100.0
	Broadband Nowon Co., Ltd.(*6)	Korea	Cable broadcasting services	100.0	55.0
	T map Mobility Co., Ltd.	Korea	Mobility business	100.0	100.0

SK TELECOM CO., LTD. and Subsidiaries

Notes to the Condensed Consolidated Interim Financial Statements

For the three-month periods ended March 31, 2021 and 2020

1.	Reporting Entity, Continued

(2)	List of subsidiaries, Continued

The list of subsidiaries as of March 31, 2021 and December 31, 2020 is as follows, Continued:

				Ownership (%)(*1)
Subsidiary		Location	Primary business	Mar. 31, 2021	Dec. 31, 2020
Subsidiaries owned by SK Planet Co., Ltd.	SK m&service Co., Ltd.	Korea	Database and Internet website service	100.0	100.0
	SK Planet Global Holdings Pte. Ltd.	Singapore	Investment (Holdings company)	100.0	100.0
	SKP America LLC.	USA	Digital contents sourcing service	100.0	100.0
	K-net Culture and Contents Venture Fund	Korea	Capital investing in start-ups	59.0	59.0
Subsidiaries owned by DREAMUS COMPANY	iriver Enterprise Ltd.	Hong Kong	Management of Chinese subsidiaries	100.0	100.0
	iriver China Co., Ltd.	China	Sales and manufacturing of MP3 and 4	100.0	100.0
	Dongguan iriver Electronics Co., Ltd.	China	Sales and manufacturing of e-book devices	100.0	100.0
	LIFE DESIGN COMPANY Inc.	Japan	Sale of goods in Japan	100.0	100.0
Subsidiary owned by ADT CAPS Co., Ltd. (Formerly, SK Infosec Co., Ltd.)	SKinfosec Information Technology(Wuxi) Co., Ltd.	China	System software development and supply services	100.0	100.0
	ADT CAPS Co., Ltd.(*4,7)	Korea	Unmanned security	—	100.0
	CAPSTEC Co., Ltd.	Korea	Manned security	100.0	100.0
Subsidiaries owned by SK Broadband Co., Ltd.	Home & Service Co., Ltd.	Korea	Operation of information and communications facility	100.0	100.0
	Media s Co., Ltd.(*7)	Korea	Production and supply services of broadcasting programs	100.0	—
Subsidiary owned by Quantum Innovation Fund I	Panasia Semiconductor Materials LLC.	Korea	Investment	66.4	66,4
Subsidiary owned by SK Telecom Japan Inc.	SK Planet Japan, K. K.	Japan	Digital contents sourcing service	79.8	79.8
Subsidiary owned by id Quantique SA	Id Quantique LLC	Korea	Quantum information and communications service	100.0	100.0
Subsidiaries owned by FSK L&S Co., Ltd.	FSK L&S(Shanghai) Co., Ltd.	China	Logistics business	66.0	66.0
	FSK L&S(Hungary) Co., Ltd.	Hungary	Logistics business	100.0	100.0
	FSK L&S VIETNAM COMPANY LIMITED	Vietnam	Logistics business	100.0	100.0
Subsidiaries owned by Incross Co., Ltd.	Infra Communications Co., Ltd.	Korea	Service operation	100.0	100.0
	Mindknock Co., Ltd.	Korea	Software development	100.0	100.0
Subsidiary owned by T map Mobility Co., Ltd.	UT LLC(*7)	Korea	Database and Internet website service	100.0	—
Others(*8)	SK Telecom Innovation Fund, L.P.	USA	Investment	100.0	100.0
	SK Telecom China Fund I L.P.	Cayman Islands	Investment	100.0	100.0

SK TELECOM CO., LTD. and Subsidiaries

Notes to the Condensed Consolidated Interim Financial Statements

For the three-month periods ended March 31, 2021 and 2020

1.	Reporting Entity, Continued

(2)	List of subsidiaries, Continued

The list of subsidiaries as of March 31, 2021 and December 31, 2020 is as follows, Continued:

(*1)	The ownership interest represents direct ownership interest in subsidiaries either by the Parent Company or subsidiaries of the Parent Company.

(*2)

The ownership interest has changed due to unequal paid-in capital increase and third-party share option which was exercised for the three-month period ended March 31, 2021. Although the Parent Company owns less than 50% ownership of the investee, the management has determined that the Parent Company controls One Store Co., Ltd. as it has a right to appoint the majority of the members of the board of directors by the virtue of an agreement with the investee’s other shareholders.

(*3)

80.3% of the shares issued by Eleven Street Co., Ltd. are owned by the Parent Company and 18.2% of redeemable convertible preferred shares with voting rights are owned by non-controlling shareholder. The Parent Company is obliged to guarantee dividend of at least 1% per annum of the preferred share’s issue price to the investor by the date on which Eleven Street Co., Ltd. is publicly listed or at the end of qualifying listing period, whichever occurs first. The present value of obligatory dividends amounting to ~~W~~14,396 million are recognized as financial liabilities as of March 31, 2021.

(*4)	On March 4, 2021, SK Infosec Co., Ltd. merged with ADT CAPS Co., Ltd., a subsidiary of SK Infosec Co., Ltd., to improve management efficiency and changed its name to ADT CAPS Co., Ltd.

(*5)

Although the Parent Company owns less than 50% of the investee, the management has determined that the Parent Company controls Incross Co., Ltd. considering the level of dispersion of remaining voting rights and voting patterns at previous shareholders’ meetings, and the fact that the Parent Company has a right to appoint the majority of the members of the board of directors by the virtue of an agreement with the investee’s other shareholders.

(*6)	The Parent Company acquired 513,000 shares (45%) of Broadband Nowon Co., Ltd. at ~~W~~9,512 million in cash for the three-month period ended March 31, 2021.

(*7)	Details of changes in the consolidation scope for the three-month period ended March 31, 2021 are presented in note 1-(4).

(*8)	Others are owned by Atlas Investment and another subsidiary of the Parent Company.

SK TELECOM CO., LTD. and Subsidiaries

Notes to the Condensed Consolidated Interim Financial Statements

For the three-month periods ended March 31, 2021 and 2020

1.	Reporting Entity, Continued

(3)	Condensed financial information of subsidiaries

Condensed financial information of the significant subsidiaries as of and for the three-month period ended March 31, 2021 is as follows:

(In millions of won)	As of March 31, 2021				For the three-month period ended March 31, 2021
Subsidiary	Total assets		Total liabilities	Total equity	Revenue	Profit (loss)
SK Telink Co., Ltd.	~~W~~	204,662	88,041	116,621	90,624	3,370
Eleven Street Co., Ltd.		1,013,148	563,007	450,141	131,304	(6,550)
SK m&service Co., Ltd.		148,558	91,904	56,654	53,474	1,878
SK Broadband Co., Ltd.		5,708,606	3,013,996	2,694,610	968,597	51,198
K-net Culture and Contents Venture Fund		377,682	65,896	311,786	—	(1)
PS&Marketing Corporation		460,250	247,739	212,511	368,030	(125)
SERVICE ACE Co., Ltd.		86,261	62,791	23,470	50,461	180
SERVICE TOP Co., Ltd.		64,277	45,294	18,983	49,422	1,199
SK O&S Co., Ltd.		81,490	47,112	34,378	56,567	318
SK Planet Co., Ltd.		500,872	179,078	321,794	57,383	(340)
DREAMUS COMPANY(*1)		176,087	78,124	97,963	57,684	2,175
ADT CAPS Co., Ltd. (Formerly, SK Infosec Co., Ltd.)(*2)		3,098,794	2,771,032	327,762	350,497	4,902
One Store Co., Ltd.		292,135	119,075	173,060	46,641	(253)
Home & Service Co., Ltd.		123,372	86,080	37,292	101,320	474
SK stoa Co., Ltd.		108,050	76,185	31,865	72,392	3,372
FSK L&S Co., Ltd.(*3)		70,204	36,166	34,038	69,133	2,682
Incross Co., Ltd.(*4)		166,970	92,760	74,210	10,462	3,151
T map Mobility Co., Ltd.		226,935	13,933	213,002	5,994	(13,498)

(*1)	The condensed financial information of DREAMUS COMPANY is consolidated financial information including iriver Enterprise Ltd. and three other subsidiaries of DREAMUS COMPANY.
(*2)

The condensed financial information of ADT CAPS Co., Ltd.(Formerly, SK Infosec Co., Ltd.) is consolidated financial information including SKinfosec Information Technology (Wuxi) Co., Ltd and another subsidiary of ADT CAPS Co., Ltd.(Formerly, SK Infosec Co., Ltd.) and including profit and loss which ADT CAPS Co., Ltd. recognized prior to the merger.

(*3)	The condensed financial information of FSK L&S Co., Ltd. is consolidated financial information including FSK L&S (Shanghai) Co., Ltd. and two other subsidiaries of FSK L&S Co., Ltd.
(*4)	The condensed financial information of Incross Co., Ltd. is consolidated financial information including Infra Communications Co., Ltd. and another subsidiary of Incross Co., Ltd.

SK TELECOM CO., LTD. and Subsidiaries

Notes to the Condensed Consolidated Interim Financial Statements

For the three-month periods ended March 31, 2021 and 2020

1.	Reporting Entity, Continued

(3)	Condensed financial information of subsidiaries, Continued

Condensed financial information of the significant subsidiaries as of and for the year ended December 31, 2020 is as follows:

(In millions of won)	As of December 31, 2020				2020
Subsidiary	Total assets		Total liabilities	Total equity	Revenue	Profit (loss)
SK Telink Co., Ltd.	~~W~~	176,872	60,702	116,170	351,334	18,010
Eleven Street Co., Ltd.		999,225	542,534	456,691	545,556	(29,623)
SK m&service Co., Ltd.		129,738	74,962	54,776	214,949	2,759
SK Broadband Co., Ltd.		5,765,808	3,119,489	2,646,319	3,713,021	150,694
K-net Culture and Contents Venture Fund		377,683	65,896	311,787	—	(44,737)
PS&Marketing Corporation		470,521	257,809	212,712	1,427,218	(847)
SERVICE ACE Co., Ltd.		96,258	71,890	24,368	206,612	2,905
SERVICE TOP Co., Ltd.		69,496	51,584	17,912	195,479	2,592
SK O&S Co., Ltd.		88,663	54,012	34,651	278,948	778
SK Planet Co., Ltd.		536,981	214,846	322,135	276,462	1,305
DREAMUS COMPANY(*1)		172,443	76,642	95,801	226,329	(23,068)
SK Infosec Co., Ltd.(*2)		2,927,396	2,550,936	376,460	1,327,150	14,227
One Store Co., Ltd.		243,442	99,943	143,499	155,218	1,952
Home & Service Co., Ltd.		124,197	88,740	35,457	397,754	(20)
SK stoa Co., Ltd.		107,982	79,339	28,643	268,693	17,154
FSK L&S Co., Ltd.(*3)		66,117	35,192	30,925	205,623	3,022
Incross Co., Ltd.(*4)		179,308	104,778	74,530	39,440	12,307
T map Mobility Co., Ltd.		170,381	17,179	153,202	—	(1,857)

(*1)	The condensed financial information of DREAMUS COMPANY is consolidated financial information including iriver Enterprise Ltd. and three other subsidiaries of DREAMUS COMPANY.
(*2)

The condensed financial information of SK Infosec Co., Ltd. is consolidated financial information including SKinfosec Information Technology (Wuxi) Co., Ltd. and two other subsidiaries of SK Infosec Co., Ltd. and including profit and loss which Life Security & Holdings Co., Ltd. recognized prior to the merger.

(*3)	The condensed financial information of FSK L&S Co., Ltd. is consolidated financial information including FSK L&S (Shanghai) Co., Ltd. and two other subsidiaries of FSK L&S Co., Ltd.
(*4)	The condensed financial information of Incross Co., Ltd. is consolidated financial information including Infra Communications Co., Ltd. and another subsidiary of Incross Co., Ltd.

SK TELECOM CO., LTD. and Subsidiaries

Notes to the Condensed Consolidated Interim Financial Statements

For the three-month periods ended March 31, 2021 and 2020

1.	Reporting Entity, Continued

(4)	Changes in subsidiaries

1)	The list of subsidiaries that were newly included in consolidation for the three-month period ended March 31, 2021 is as follows:

Subsidiary	Reason
Media s Co., Ltd.	Established by SK Broadband Co., Ltd.
UT LLC	Established by T map Mobility Co., Ltd.

2) The list of subsidiary that was excluded from consolidation for the three-month period ended March 31, 2021 is as follows:

Subsidiary	Reason
ADT CAPS Co., Ltd.	Merged into ADT CAPS Co., Ltd.(Formerly, SK Infosec Co., Ltd.)

SK TELECOM CO., LTD. and Subsidiaries

Notes to the Condensed Consolidated Interim Financial Statements

For the three-month periods ended March 31, 2021 and 2020

1.	Reporting Entity, Continued

(5)

The financial information of significant non-controlling interests of the Group as of and for the three-month period ended March 31, 2021 and as of and for the year ended December 31, 2020 are as follows:

(In millions of won)	DREAMUS COMPANY		One Store Co., Ltd.	Eleven Street Co., Ltd.	ADT CAPS Co., Ltd. (Formerly, SK Infosec Co., Ltd.)	Incross Co., Ltd.	SK Broadband Co., Ltd.
Ownership of non-controlling interests (%)		48.6	51.1	18.2	37.4	54.6	24.9

	As of March 31, 2021
Current assets	~~W~~	151,823	261,020	922,072	291,041	153,384	1,218,772
Non-current assets		24,264	31,115	91,076	2,807,753	13,586	4,489,834
Current liabilities		(74,165)	(112,998)	(529,380)	(415,949)	(88,963)	(1,310,180)
Non-current liabilities		(3,959)	(6,077)	(33,627)	(2,355,083)	(3,797)	(1,703,816)
Net assets		97,963	173,060	450,141	327,762	74,210	2,694,610
Fair value adjustment and others		—	—	(14,396)	(1,189,445)	—	(23,000)
Net assets on the consolidated financial statements		97,963	173,060	435,745	(861,683)	74,210	2,671,610
Carrying amount of non-controlling interests		48,310	88,849	80,526	(322,269)	47,308	671,375

	For the three-month period ended March 31, 2021
Revenue	~~W~~	57,684	46,641	131,304	350,497	10,462	968,597
Profit (loss) for the period		2,175	(253)	(6,550)	4,902	3,151	51,198
Depreciation of the fair value adjustment and others		—	—	(99)	(263)	—	—
Profit (loss) for the period on the consolidated financial statements		2,175	(253)	(6,649)	4,639	3,151	51,198
Total comprehensive income (loss)		2,029	(269)	(6,649)	4,706	3,151	48,291
Profit (loss) attributable to non-controlling interests		798	(130)	(1,229)	1,735	2,002	12,866
Net cash provided by (used in) operating activities	~~W~~	(21,320)	17,551	(16,833)	52,169	(2,891)	213,534
Net cash provided by (used in) investing activities		(633)	135,084	31,861	(61,834)	(1,702)	(222,978)
Net cash provided by (used in) financing activities		(486)	29,509	(3,624)	(6,584)	(3,775)	(56,529)
Effects of exchange rate changes on cash and cash equivalents		1,078	4	354	282	—	121
Net increase (decrease) in cash and cash equivalents		(21,361)	182,148	11,758	(15,967)	(8,368)	(65,852)
Dividends declared to non-controlling interests	~~W~~	—	—	—	11,515	—	—

SK TELECOM CO., LTD. and Subsidiaries

Notes to the Condensed Consolidated Interim Financial Statements

For the three-month periods ended March 31, 2021 and 2020

1.	Reporting Entity, Continued

(5)

The financial information of significant non-controlling interests of the Group as of and for the three-month period ended March 31, 2021 and as of and for the year ended December 31, 2020 are as follows, Continued:

(In millions of won)	DREAMUS COMPANY		One Store Co., Ltd.	Eleven Street Co., Ltd.	ADT CAPS Co., Ltd. (Formerly, SK Infosec Co., Ltd.)(*)	Incross Co., Ltd.	SK Broadband Co., Ltd.
Ownership of non-controlling interests (%)		48.6	47.4	18.2	37.4	55.2	24.9

	As of December 31, 2020
Current assets	~~W~~	146,278	215,672	896,828	306,520	165,668	1,179,743
Non-current assets		26,165	27,770	102,397	2,620,876	13,640	4,586,065
Current liabilities		(72,762)	(96,139)	(508,427)	(417,194)	(101,065)	(1,279,132)
Non-current liabilities		(3,880)	(3,804)	(34,107)	(2,133,742)	(3,713)	(1,840,357)
Net assets		95,801	143,499	456,691	376,460	74,530	2,646,319
Fair value adjustment and others		—	—	(14,297)	(1,227,442)	—	—
Net assets on the consolidated financial statements		95,801	143,499	442,394	(850,982)	74,530	2,646,319
Carrying amount of non-controlling interests		47,452	68,573	81,754	(318,267)	46,010	665,020

	2020
Revenue	~~W~~	226,329	155,218	545,556	1,327,150	39,440	3,713,021
Profit (loss) for the year		(23,068)	1,952	(29,623)	14,227	12,307	150,694
Depreciation of the fair value adjustment and others		—	—	(492)	(19,229)	—	—
Profit (loss) for the year on the consolidated financial statements		(23,068)	1,952	(30,115)	(5,002)	12,307	150,694
Total comprehensive income (loss)		(22,740)	2,278	(15,793)	(3,758)	12,145	151,417
Profit (loss) attributable to non-controlling interests		(10,770)	930	(5,565)	(12,432)	7,568	27,240
Net cash provided by operating activities	~~W~~	15,223	38,006	65,499	248,524	24,629	1,035,474
Net cash used in investing activities		(2,471)	(62,816)	(71,644)	(229,130)	(2,284)	(844,454)
Net cash provided by (used in) financing activities		(2,329)	(2,499)	(18,059)	11,134	(4,278)	(93,259)
Effects of exchange rate changes on cash and cash equivalents		(2,053)	—	(385)	(554)	—	—
Net increase (decrease) in cash and cash equivalents		8,370	(27,309)	(24,589)	29,974	18,067	97,761
Dividends paid to non-controlling interests during the year ended December 31, 2020	~~W~~	—	—	5,000	17,273	—	—

(*)	The condensed financial information of SK Infosec Co., Ltd. includes profit and loss, cash flows which Life Security & Holdings Co., Ltd. recognized prior to the merger.

SK TELECOM CO., LTD. and Subsidiaries

Notes to the Condensed Consolidated Interim Financial Statements

For the three-month periods ended March 31, 2021 and 2020

2.	Basis of Preparation

(1)	Statement of compliance

These condensed consolidated interim financial statements were prepared in accordance with Korean International Financial Reporting Standard (“K-IFRS”) No. 1034, Interim Financial Reporting, as part of the period covered by the Group’s K-IFRS annual financial statements. Selected explanatory notes are included to explain events and transactions that are significant to an understanding of the changes in financial position and performance of the Group since December 31, 2020. These condensed consolidated interim financial statements do not include all of the disclosures required for full annual financial statements.

(2)	Use of estimates and judgments

1) Critical judgments, assumptions and estimation uncertainties

The preparation of the condensed consolidated interim financial statements in conformity with K-IFRS requires management to make judgments, estimates and assumptions that affect the application of accounting policies and the reported amounts of assets, liabilities, income and expenses. Actual results may differ from these estimates.

In preparing these condensed consolidated interim financial statements, the significant judgments made by management in applying the Group’s accounting policies and the key sources of estimation uncertainty were the same as those that applied to the consolidated financial statements as of and for the year ended December 31, 2020.

SK TELECOM CO., LTD. and Subsidiaries

Notes to the Condensed Consolidated Interim Financial Statements

For the three-month periods ended March 31, 2021 and 2020

2.	Basis of Preparation, Continued

(2)	Use of estimates and judgments, Continued

2)	Fair value measurement

A number of the Group’s accounting policies and disclosures require the measurement of fair values, for both financial and non-financial assets and liabilities. The Group has established policies and processes with respect to the measurement of fair values, including Level 3 fair values, and the measurement of fair values is reviewed and is directly reported to the finance executives.

The Group regularly reviews significant unobservable inputs and valuation adjustments. If third party information, such as broker quotes or pricing services, is used to measure fair values, then the Group assesses the evidence obtained from the third parties to support the conclusion that such valuations meet the requirements of K-IFRS, including the level in the fair value hierarchy in which such valuations should be classified.

When measuring the fair value of an asset or a liability, the Group uses market observable data as far as possible. Fair values are categorized into different levels in a fair value hierarchy based on the inputs used in the valuation techniques as follows:

•	Level 1: quoted prices (unadjusted) in active markets for identical assets or liabilities;

•	Level 2: inputs other than quoted prices included in Level 1 that are observable for the asset or liability, either directly (i.e. as prices) or indirectly (i.e. derived from prices); and

•	Level 3: inputs for the asset or liability that are not based on observable market data (unobservable inputs).

If the inputs used to measure the fair value of an asset or a liability fall into different levels of the fair value hierarchy, then the fair value measurement is categorized in its entirety in the same level of the fair value hierarchy as the lowest level input that is significant to the entire measurement. The Group recognizes transfers between levels of the fair value hierarchy at the end of the reporting period during which the change has occurred.

Information about assumptions used for fair value measurements are included in note 29.

SK TELECOM CO., LTD. and Subsidiaries

Notes to the Condensed Consolidated Interim Financial Statements

For the three-month periods ended March 31, 2021 and 2020

3.	Significant Accounting Policies

(1)

Except as described below, the accounting policies applied in these interim financial statements are the same as those applied in the Group’s consolidated financial statements as at and for the year ended December 31, 2020. The change in accounting policy will also be reflected in the Group’s consolidated financial statements as at and for the year ending December 31, 2021.

The Group has initially adopted Interest Rate Benchmark Reform Phase 2 – Amendments to K-IFRS No. 1109, Financial Instruments, K-IFRS No. 1039, Financial Instrument: Recognition and Measurement, K-IFRS No. 1107, Financial Instruments: Disclosures and K-IFRS No. 1116, Leases from January 1, 2021.

Interest Rate Benchmark Reform Phase 2 – Amendments provide exceptions as follows:

•

when a change required by interest rate benchmark reform occurs to a financial asset or financial liability measured at amortized cost, the Group updates the effective interest rate of the financial asset or financial liability rather than the carry amount and,

•	when a change required by interest rate benchmark reform occurs to a hedged item and/or hedging instrument, the exception permits the hedge relationship to be continued without interruption.

These amended standards are not expected to have a significant impact on the Group’s consolidated financial statements.

(2)

During the annual period ended December 31, 2020, the Group changed its accounting policy by applying agenda decision, Lease Term and Useful Life of Leasehold Improvements (IFRS 16 Leases and IAS 16 Property, Plant and Equipment)—November 2019, published by International Financial Reporting Interpretations Committee (“IFRIC”) on December 16, 2019. Due to the changes in accounting policies in connection with the IFRIC agenda, the Group restated its comparative financial statements for the three-month period ended March 31, 2020.

The following table summarizes the impacts of the change in accounting policy on the Group’s condensed consolidated interim financial statements.

1)	Consolidated statement of financial position

(In millions of won)
(Unreviewed)	As of March 31, 2020
	As reported		Adjustments	Restated
Assets
Accounts receivable – other, net	~~W~~	1,401,747	8,454	1,410,201
Prepaid expenses and others		3,567,886	(11,629)	3,556,257
Property and equipment, net		11,987,720	630,050	12,617,770

	~~W~~	16,957,353	626,875	17,584,228

Liabilities
Accrued expenses and others	~~W~~	1,336,419	(341)	1,336,078
Provisions		139,337	21,966	161,303
Lease liabilities		696,202	615,961	1,312,163
Deferred tax liabilities		2,448,003	(3,214)	2,444,789

	~~W~~	4,619,961	634,372	5,254,333

Shareholders’ Equity
Retained earnings	~~W~~	21,859,753	(7,497)	21,852,256

SK TELECOM CO., LTD. and Subsidiaries

Notes to the Condensed Consolidated Interim Financial Statements

For the three-month periods ended March 31, 2021 and 2020

3.	Significant Accounting Policies, Continued

2)	Consolidated statement of income

(In millions of won)
(Unreviewed)	For the three-month period ended March 31, 2020
	As reported		Adjustments	Restated
Operating revenue	~~W~~	4,450,396	194	4,450,590
Operating expenses:
Depreciation and amortization		975,397	9,418	984,815
Rent		52,355	(7,822)	44,533
Leased lines		66,917	(664)	66,253
Others		3,053,691	—	3,053,691

		4,148,360	932	4,149,292

Operating profit		302,036	(738)	301,298
Finance income		38,978	21	38,999
Finance costs		109,891	2,482	112,373
Other non-operating income		16,725	(106)	16,619
Other non-operating expenses		18,748	(1,630)	17,118
Gain relating to investments in associates and joint ventures, net		140,895	—	140,895

Profit before income tax	~~W~~	369,995	(1,675)	368,320
Income tax expense		63,148	(780)	62,368

Profit for the period	~~W~~	306,847	(895)	305,952

Earnings per share:
Basic and diluted earnings per share (in won)	~~W~~	4,181	(13)	4,168

3)	Consolidated statement changes in equity and consolidated statement of cash flows

The consolidated statement of changes in equity and consolidated statement of cash flows for the three-month period ended March 31, 2020 have been restated as a result of restated consolidated statement of financial position and statement of income.

SK TELECOM CO., LTD. and Subsidiaries

Notes to the Condensed Consolidated Interim Financial Statements

For the three-month periods ended March 31, 2021 and 2020

4.	Operating Segments

The Group’s operating segments have been identified to be each business unit, by which the Group provides independent services and merchandise. The Group’s reportable segments are cellular services, which include cellular voice service, wireless data service and wireless internet services; fixed-line telecommunications services, which include telephone services, internet services and leased line services; security services, which include unmanned security services, manned security services and system software development; commerce services, the open marketplace platform; and all other businesses, which include the Group’s internet portal services and other immaterial operations, each of which does not meet the quantitative threshold to be considered as a reportable segment and are presented collectively as others.

(1)	Segment information for the three-month periods ended March 31, 2021 and 2020 are as follows:

(In millions of won)
	For the three-month period ended March 31, 2021
	Cellular services		Fixed-line telecommu- nications services	Security services	Commerce services	Others	Sub-total	Adjustments	Total
Total revenue	~~W~~	3,505,198	1,162,627	350,497	203,696	315,940	5,537,958	(757,497)	4,780,461
Inter-segment revenue		387,599	267,873	27,581	3,661	70,783	757,497	(757,497)	—
External revenue		3,117,599	894,754	322,916	200,035	245,157	4,780,461	—	4,780,461
Depreciation and amortization		700,105	232,436	64,819	8,444	17,231	1,023,035	(26,553)	996,482
Operating profit (loss)		309,025	81,169	27,771	160	(13,467)	404,658	(15,877)	388,781
Finance income and costs, net									(33,843)
Gain relating to investments in associates and joint ventures, net									322,455
Other non-operating income and expenses, net									6,444
Profit before income tax									683,837

(In millions of won)
	For the three-month period ended March 31, 2020
	Cellular services		Fixed-line telecommu- nications services	Security services	Commerce services	Others	Sub-total	Adjustments	Total
Total revenue	~~W~~	3,410,095	1,003,986	289,806	190,334	263,779	5,158,000	(707,410)	4,450,590
Inter-segment revenue		378,240	251,759	14,618	2,932	59,861	707,410	(707,410)	—
External revenue		3,031,855	752,227	275,188	187,402	203,918	4,450,590	—	4,450,590
Depreciation and amortization		729,245	202,468	50,061	8,878	15,456	1,006,108	(21,293)	984,815
Operating profit (loss)		252,084	42,645	31,452	(338)	(12,733)	313,110	(11,812)	301,298
Finance income and costs, net									(73,374)
Gain relating to investments in associates and joint ventures, net									140,895
Other non-operating income and expenses, net									(499)
Profit before income tax									368,320

SK TELECOM CO., LTD. and Subsidiaries

Notes to the Condensed Consolidated Interim Financial Statements

For the three-month periods ended March 31, 2021 and 2020

4.	Operating Segments, Continued

(1)	Segment information for the three-month periods ended March 31, 2021 and 2020 are as follows, Continued:

Since there are no intersegment sales of inventory or depreciable assets, there is no unrealized intersegment profit to be eliminated on consolidation. The Group principally operates its businesses in Korea, and the revenue amounts earned outside of Korea are immaterial. Therefore, no entity-wide geographical information is presented.

No single customer contributed 10% or more to the Group’s total revenue for the three-month periods ended March 31, 2021 and 2020.

(2)	Disaggregation of operating revenues considering the economic factors that affect the amounts, timing and uncertainty of the Group’s revenue and future cash flows is as follows:

(In millions of won)		For the three-month period ended
		March 31, 2021		March 31, 2020
Goods and Services transferred at a point in time:
Cellular revenue	Goods(*1)	~~W~~	237,402	198,651
Fixed-line telecommunication revenue	Goods		20,081	24,591
Commerce services revenue	Goods		18,669	16,070
Commerce			58,110	50,574
Security services revenue	Goods		12,811	12,786
Other revenue	Goods		15,608	11,982
	Products		7,229	7,573
	Others(*2)		132,448	112,152

			502,358	434,379

Goods and Services transferred over time:
Cellular revenue	Wireless service(*3)		2,484,044	2,433,761
	Cellular interconnection		121,108	124,581
	Other(*4)		275,045	274,862
Fixed-line telecommunication revenue	Fixed-line service		49,745	49,001
	Cellular interconnection		19,325	21,019
	Internet Protocol Television(*5)		436,087	333,732
	International calls		41,535	36,073
	Internet service and miscellaneous(*6)		327,981	287,811
Commerce services revenue	Commerce service		123,256	120,758
Security services revenue	Service(*7)		310,105	262,402
Other revenue	Miscellaneous(*2)		89,872	72,211

			4,278,103	4,016,211

		~~W~~	4,780,461	4,450,590

SK TELECOM CO., LTD. and Subsidiaries

Notes to the Condensed Consolidated Interim Financial Statements

For the three-month periods ended March 31, 2021 and 2020

4.	Operating Segments, Continued

(2)	Disaggregation of operating revenues considering the economic factors that affect the amounts, timing and uncertainty of the Group’s revenue and future cash flows is as follows, Continued:

(*1)	Cellular revenue includes revenue from sales of handsets and other electronic accessories.

(*2)	Miscellaneous other revenue includes revenue from considerations received for the development and maintenance of system software and digital contents platform services.

(*3)	Wireless service revenue includes revenue from wireless voice and data transmission services principally derived from usage charges to wireless subscribers.

(*4)	Other revenue includes revenue from billing and collection services as well as other miscellaneous services.

(*5)	IPTV service revenue includes revenue from IPTV services principally derived from usage charges to IPTV subscribers.

(*6)	Internet service revenue includes revenue from the high-speed broadband internet service principally derived from usage charges to subscribers as well as other miscellaneous services.

(*7)	Service revenue includes revenue from rendering security services.

SK TELECOM CO., LTD. and Subsidiaries

Notes to the Condensed Consolidated Interim Financial Statements

For the three-month periods ended March 31, 2021 and 2020

5.	Trade and Other Receivables

(1)	Details of trade and other receivables as of March 31, 2021 and December 31, 2020 are as follows:

(In millions of won)	March 31, 2021
	Gross amount		Loss allowance	Carrying amount
Current assets:
Accounts receivable – trade	~~W~~	2,481,286	(267,921)	2,213,365
Short-term loans		78,648	(705)	77,943
Accounts receivable – other(*)		1,219,398	(55,076)	1,164,322
Accrued income		4,536	(166)	4,370
Guarantee deposits (Other current assets)		109,767	—	109,767

		3,893,635	(323,868)	3,569,767
Non-current assets:
Long-term loans		79,068	(49,626)	29,442
Long-term accounts receivable – other(*)		292,834	—	292,834
Guarantee deposits		175,161	(300)	174,861
Long-term accounts receivable – trade (Other non-current assets)		25,519	(221)	25,298

		572,582	(50,147)	522,435

	~~W~~	4,466,217	(374,015)	4,092,202

(*)	Gross and carrying amounts of accounts receivable – other as of March 31, 2021 include ~~W~~450,423 million of financial instruments classified as FVTPL.

(In millions of won)	December 31, 2020
	Gross amount		Loss allowance	Carrying amount
Current assets:
Accounts receivable – trade	~~W~~	2,453,149	(264,256)	2,188,893
Short-term loans		98,366	(902)	97,464
Accounts receivable – other(*)		1,034,119	(55,075)	979,044
Accrued income		3,418	(166)	3,252
Guarantee deposits (Other current assets)		112,733	—	112,733

		3,701,785	(320,399)	3,381,386
Non-current assets:
Long-term loans		84,355	(44,122)	40,233
Long-term accounts receivable – other(*)		332,803	—	332,803
Guarantee deposits		172,774	(300)	172,474
Long-term accounts receivable – trade (Other non-current assets)		25,702	(242)	25,460

		615,634	(44,664)	570,970

	~~W~~	4,317,419	(365,063)	3,952,356

(*)	Gross and carrying amounts of accounts receivable – other as of December 31, 2020 include ~~W~~517,175 million of financial instruments classified as FVTPL.

SK TELECOM CO., LTD. and Subsidiaries

Notes to the Condensed Consolidated Interim Financial Statements

For the three-month periods ended March 31, 2021 and 2020

5.	Trade and Other Receivables, Continued

(2)	Changes in the loss allowance on trade and other receivables measured at amortized cost for the three-month periods ended March 31, 2021 and 2020 are as follows:

(In millions of won)
	January 1, 2021		Impairment	Write-offs(*)	Collection of receivables previously written- off	March 31, 2021
Accounts receivable – trade	~~W~~	264,498	7,475	(4,686)	855	268,142
Accounts receivable – other, etc.		100,565	(55)	(297)	5,660	105,873

		~~W~~365,063	7,420	(4,983)	6,515	374,015

(In millions of won)
	January 1, 2020		Impairment	Write-offs(*)	Collection of receivables previously written- off	March 31, 2020
Accounts receivable – trade	~~W~~	249,501	17,318	(3,490)	4,106	267,435
Accounts receivable – other, etc.		96,898	791	(521)	997	98,165

		~~W~~346,399	18,109	(4,011)	5,103	365,600

(*)	The Group writes off the trade and other receivables that are determined to be uncollectable due to reasons such as termination of operations or bankruptcy.

(3)

The Group applies the practical expedient that allows the Group to estimate the loss allowance for accounts receivable – trade at an amount equal to the lifetime expected credit losses. The expected credit losses include the forward-looking information. To make the assessment, the Group uses its historical credit loss experience over the past three years and classifies the accounts receivable – trade by their credit risk characteristics and days overdue.

As the Group is a wireless and fixed-line telecommunications service provider, the Group’s financial assets measured at amortized cost primarily consist of receivables from numerous individual customers, and, therefore, no significant credit concentration risk arises.

Receivables related to other revenue mainly consist of receivables from corporate customers. The Group transacts only with corporate customers with credit ratings that are considered to be low at credit risk. In addition, the Group is not exposed to significant credit concentration risk as the Group regularly assesses their credit risk by monitoring their credit rating. While the contract assets are under the impairment requirements, no significant credit risk has been identified.

SK TELECOM CO., LTD. and Subsidiaries

Notes to the Condensed Consolidated Interim Financial Statements

For the three-month periods ended March 31, 2021 and 2020

6.	Prepaid Expenses

The Group pays commissions to its retail stores and authorized dealers for wireless and fixed-line telecommunications services. The Group capitalized certain costs associated with commissions paid to retail stores and authorized dealers to obtain new and retained customer contracts as prepaid expenses. These prepaid expenses are amortized on a straight-line basis over the periods that the Group expects to maintain its customers.

(1)	Details of prepaid expenses as of March 31, 2021 and December 31, 2020 are as follows:

(In millions of won)
	March 31, 2021		December 31, 2020
Current assets:
Incremental costs of obtaining contracts	~~W~~	2,022,293	2,016,570
Others		135,988	111,779

		2,158,281	2,128,349

Non-current assets:
Incremental costs of obtaining contracts		1,009,567	982,952
Others		77,047	80,759

	~~W~~	1,086,614	1,063,711

(2)	Incremental costs of obtaining contracts

The amortization and impairment losses in connection with incremental costs of obtaining contracts recognized for the three-month periods ended March 31, 2021 and 2020 are as follows:

(In millions of won)	For the three-month period ended
	March 31, 2021		March 31, 2020
Amortization and impairment losses recognized	~~W~~	654,241	603,011

SK TELECOM CO., LTD. and Subsidiaries

Notes to the Condensed Consolidated Interim Financial Statements

For the three-month periods ended March 31, 2021 and 2020

7.	Contract Assets and Liabilities

In case of providing both wireless telecommunications services and sales of handsets, the Group allocated the consideration based on relative stand-alone selling prices and recognized unbilled receivables from handset sales as contract assets. The Group recognized receipts in advance for prepaid telecommunications services and unearned revenue for customer loyalty programs as contract liabilities.

(1)	Details of contract assets and liabilities as of March 31, 2021 and December 31, 2020 are as follows:

(In millions of won)
	March 31, 2021		December 31, 2020
Contract assets:
Allocation of consideration between performance obligations	~~W~~	163,411	148,281
Contract liabilities:
Wireless service contracts		19,698	22,026
Customer loyalty programs		15,165	16,709
Fixed-line service contracts		112,317	106,916
Security services		32,719	30,597
Others		80,817	84,348

	~~W~~	260,716	260,596

(2)

The amount of revenue recognized for the three-month periods ended March 31, 2021 and 2020 related to the contract liabilities carried forward from the prior period are ~~W~~67,245 million and ~~W~~57,409 million, respectively.

8.	Inventories

(1)	Details of inventories as of March 31, 2021 and December 31, 2020 are as follows:

(In millions of won)
	March 31, 2021				December 31, 2020
	Acquisition cost		Write-down	Carrying amount	Acquisition cost	Write-down	Carrying amount
Merchandise	~~W~~	217,829	(10,056)	207,773	172,762	(10,566)	162,196
Finished goods		3,984	(2,031)	1,953	3,730	(1,879)	1,851
Work in process		2,645	(948)	1,697	2,579	(818)	1,761
Raw materials		11,704	(7,404)	4,300	11,921	(6,905)	5,016
Supplies		5,798	—	5,798	619	—	619

		~~W~~241,960	(20,439)	221,521	191,611	(20,168)	171,443

(2)

Inventories recognized as operating expenses for the three-month periods ended March 31, 2021 and 2020 are ~~W~~343,367 million and ~~W~~265,360 million, respectively, and valuation losses on inventories recognized for three-month periods ended March 31, 2021 and 2020 are ~~W~~403 million and ~~W~~199 million, respectively, which are included in the cost of goods sold. In addition, write-down recognized for three-month periods ended March 31, 2021 and 2020 are ~~W~~358 million and ~~W~~4 million, respectively, which are included in other operating expenses.

SK TELECOM CO., LTD. and Subsidiaries

Notes to the Condensed Consolidated Interim Financial Statements

For the three-month periods ended March 31, 2021 and 2020

9.	Investment Securities

(1)	Details of short-term investment securities as of March 31, 2021 and December 31, 2020 are as follows:

(In millions of won)
	Category	March 31, 2021		December 31, 2020
Beneficiary certificates	FVTPL	~~W~~	108,760	150,392

(2)	Details of long-term investment securities as of March 31, 2021 and December 31, 2020 are as follows:

(In millions of won)
	Category		March 31, 2021		December 31, 2020
Equity instruments	FVOCI	(*)	~~W~~	1,721,990	1,454,361
FVTPL				67,368	67,833

1,789,358					1,522,194
Debt instruments	FVOCI			1,125	1,080
FVTPL				124,090	125,563

				125,215	126,643

				~~W~~1,914,573	1,648,837

(*)

The Group designated investment in equity instruments that are not held for trading as financial assets at FVOCI, the amounts to those FVOCI as of March 31, 2021 and December 31, 2020 are ~~W~~1,721,990 million and ~~W~~1,454,361 million, respectively.

10.	Business Combinations

(1)	2021

On March 4, 2021, SK Infosec Co., Ltd., a subsidiary of the Parent Company, merged with ADT CAPS Co., Ltd., a subsidiary of SK Infosec Co., Ltd., to improve management efficiency. As this transaction is a business combination under common control, the acquired assets and liabilities were recognized at the carrying amounts in the ultimate controlling entity’s consolidated financial statements and there is no effect on the assets and liabilities of consolidated financial statements. In addition, SK Infosec Co., Ltd. changed its name to ADT CAPS Co., Ltd. since the merger date.

SK TELECOM CO., LTD. and Subsidiaries

Notes to the Condensed Consolidated Interim Financial Statements

For the three-month periods ended March 31, 2021 and 2020

10.	Business Combinations, Continued

(2)	2020

1)	Merger of Tbroad Co., Ltd. and two other companies by SK Broadband Co., Ltd.:

On April 30, 2020, SK Broadband Co., Ltd., a subsidiary of the Parent Company, merged with Tbroad Co., Ltd., Tbroad Dongdaemun Broadcasting Co., Ltd. and Korea Digital Cable Media Center Co., Ltd. in order to strengthen the competitiveness and enhance the synergy as a comprehensive media company. The considerations transferred included shares of SK Broadband Co., Ltd transferred based on the merger ratio and the obligations and rights pursuant to the shareholders’ agreement between the Parent Company and the acquiree’s shareholders, both measured at fair value as of April 30, 2020. The Group recognized the difference between the fair value of net assets acquired and the consideration transferred amounting to ~~W~~405,639 million as goodwill.

The Group’s consolidated revenue and profit for the year would have been ~~W~~18,831,147 million and ~~W~~1,516,857 million, respectively, if the acquisition has occurred on January 1, 2020. The Group cannot reasonably identify the acquiree’s revenue and profit for the year included in the consolidated statement of income, as the business of Tbroad Co., Ltd. and the other two companies were merged with the Group’s subsidiary, SK Broadband Co., Ltd, and no separate financial information post acquisition is available.

SK TELECOM CO., LTD. and Subsidiaries

Notes to the Condensed Consolidated Interim Financial Statements

For the three-month periods ended March 31, 2021 and 2020

10.	Business Combinations, Continued

(2)	2020, Continued

1)	Merger of Tbroad Co., Ltd. and two other companies by SK Broadband Co., Ltd., Continued:

Considerations transferred, identifiable assets acquired and liabilities assumed at the acquisition date are as follows:

(In millions of won)
	Amounts
I. Consideration transferred:
Fair value of shares of SK Broadband Co., Ltd.	~~W~~	862,147
Fair value of derivative liability(*1)		320,984
II. Fair value of identifiable assets acquired and liabilities assumed:
Cash and cash equivalents		110,644
Short-term financial instruments		6
Accounts receivable – trade and other		66,241
Prepaid expenses		36,324
Contract assets		14,033
Long-term investment securities		6,239
Investments in associates and joint ventures		13,637
Property and equipment, net		245,654
Intangible assets, net(*2)		423,515
Other assets		3,261
Deferred tax assets		1,296
Accounts payable – trade and other		(105,179)
Contract liabilities		(1,674)
Income tax payable		(18,065)
Provisions		(2,755)
Defined benefit liabilities		(30)
Other liabilities		(15,655)

		777,492

III. Goodwill(I-II)	~~W~~	405,639

(*1)	The Parent Company has recognized fair value of obligations and rights in connection with the shareholders’ agreement with the acquiree’s shareholders as consideration for the business combination.

SK TELECOM CO., LTD. and Subsidiaries

Notes to the Condensed Consolidated Interim Financial Statements

For the three-month periods ended March 31, 2021 and 2020

10.	Business Combinations, Continued

(2)	2020, Continued

1)	Merger of Tbroad Co., Ltd. and two other companies by SK Broadband Co., Ltd., Continued:

(*2)

Identifiable intangible asset recognized by the Group in the business combination included customer relationships related to Tbroad Co., Ltd. and Tbroad Dongdaemun Broadcasting Co., Ltd. measured at fair value on the date of merger amounting to ~~W~~374,019 million. Fair value of the customer relationships was estimated based on the multi-period excess earnings method (“MPEEM”). MPEEM is a valuation technique under income approach which estimates fair value by discounting the expected future excess earnings attributable to an intangible asset using risk adjusted discount rate. The following table shows the details of valuation technique used in measuring fair values as well as the significant unobservable inputs used.

Type	Valuation technique	Siginificant unobservable inputs	Interrelationship between key unobservable inputs and fair value measurement
Customer relationships	MPEEM	• Estimated revenue per user • Future churn rates • Weighted average cost of capital (“WACC”) (7.7% for Tbroad Co., Ltd. and 8.3% for Tbroad Dongdaemun Broadcasting Co., Ltd.)

•  The fair value of customer relationship will increase if expected revenue per subscriber increases and customer churn rate in the future and WACC decrease.

•  The fair value of customer relationship will decrease if expected revenue per subscriber decreases and customer churn rate in the future and WACC increase.

2)	Acquisition of Broadband Nowon Co.,Ltd. by the Parent Company:

The Parent Company has obtained control by acquiring 627,000 shares(55%) of Tbroad Nowon Broadcasting Co., Ltd. and Tbroad Nowon Broadcasting Co., Ltd. changed its name to Broadband Nowon Co., Ltd. during the year ended December 31, 2020. The consideration transferred was ~~W~~10,421 million in cash and the difference between the fair value of net assets acquired and the consideration transferred amounting to ~~W~~733 million was recognized as other non-operating income. Subsequent to the acquisition, Broadband Nowon Co., Ltd. recognized revenue of ~~W~~5,756 million and net profit of ~~W~~426 million.

(i)	Summary of the acquiree

Information of Acquiree
Corporate name	Broadband Nowon Co., Ltd.
Location	21, 81gil, Dobong-ro, Gangbuk-gu, Seoul, Korea
CEO	Yoo, Chang-Wan
Industry	Cable broadcasting services

SK TELECOM CO., LTD. and Subsidiaries

Notes to the Condensed Consolidated Interim Financial Statements

For the three-month periods ended March 31, 2021 and 2020

10.	Business Combinations, Continued

(2)	2020, Continued

2)	Acquisition of Broadband Nowon Co., Ltd. by the Parent Company, Continued:

(ii)	Considerations transferred, identifiable assets acquired and liabilities assumed at the acquisition date are as follows:

(In millions of won)
	Amounts
I. Consideration transferred:
Cash and cash equivalents	~~W~~	10,421
II. Fair value of identifiable assets acquired and liabilities assumed:
Cash and cash equivalents		18,106
Accounts receivable – trade and other		1,122
Property and equipment, net		1,784
Intangible assets, net		360
Other assets		595
Accounts payable – trade and other		(1,351)
Other liabilities		(336)

		20,280
III. Non-controlling interests:		9,126

IV. Gain on bargain purchase(I-II+III)	~~W~~	(733)

SK TELECOM CO., LTD. and Subsidiaries

Notes to the Condensed Consolidated Interim Financial Statements

For the three-month periods ended March 31, 2021 and 2020

10.	Business Combinations, Continued

(2)	2020, Continued

3)	Acquisition of security equipment construction and security services business of SK hystec inc. by ADT CAPS Co., Ltd.

ADT CAPS Co., Ltd., a subsidiary of the Parent Company, acquired the security equipment construction and security services business from SK hystec inc., a related party of the Group, in order to strengthen the expertise and the competitiveness of security business during the year ended December 31, 2020. The consideration transferred was ~~W~~8,047 million, among which ~~W~~2,958 million was paid in cash during the year ended December 31, 2020 and the remaining balance will be paid at ~~W~~3,000 million annually in July 2021 and July 2022. The Group recognized the difference between the fair value of net assets acquired and the consideration transferred amounting to ~~W~~2,892 million as goodwill.

Considerations transferred, identifiable assets acquired and liabilities assumed at the acquisition date are as follows:

(In millions of won)
	Amounts
I. Consideration transferred:
Cash and cash equivalents	~~W~~	8,047
II. Fair value of identifiable assets acquired and liabilities assumed:
Accounts receivable – trade and other		6,787
Property and equipment, net		363
Intangible assets, net		6,460
Other assets		4
Accounts payable – trade and other		(5,306)
Defined benefit liabilities		(1,227)
Deferred tax liabilities		(1,554)
Other liabilities		(372)

		5,155

III. Goodwill (I-II)	~~W~~	2,892

4)	Merger of Life & Security Holdings Co., Ltd. by SK Infosec Co., Ltd.

SK Infosec Co., Ltd. merged with Life & Security Holdings Co., Ltd., a subsidiary of the Parent Company, to improve business management efficiency on December 30, 2020. As this transaction is a business combination under common control, the acquired assets and liabilities were recognized at the carrying amounts in the ultimate controlling entity’s consolidated financial statements and there is no effect on the assets and liabilities of consolidated financial statements. As a result of the merger, the Parent Company’s ownership interest of SK Infosec Co., Ltd. has changed from 100% to 62.6%.

SK TELECOM CO., LTD. and Subsidiaries

Notes to the Condensed Consolidated Interim Financial Statements

For the three-month periods ended March 31, 2021 and 2020

11.	Investments in Associates and Joint Ventures

(1)	Investments in associates and joint ventures accounted for using the equity method as of March 31, 2021 and December 31, 2020 are as follows:

(In millions of won)		March 31, 2021			December 31, 2020
	Country	Ownership (%)	Carrying amount		Ownership (%)	Carrying amount
Investments in associates:
SK China Company Ltd.	China	27.3	~~W~~	587,311	27.3	~~W~~	555,133
Korea IT Fund(*1)	Korea	63.3		323,309	63.3		323,294
KEB HanaCard Co., Ltd.(*2)	Korea	15.0		324,994	15.0		314,930
SK Telecom CS T1 Co., Ltd.(*1)	Korea	54.9		49,235	54.9		53,010
NanoEnTek, Inc.	Korea	28.4		44,056	28.4		43,190
UniSK	China	49.0		16,506	49.0		15,700
SK Technology Innovation Company	Cayman Islands	49.0		60,725	49.0		41,579
SK MENA Investment B.V.	Netherlands	32.1		14,573	32.1		14,043
SK hynix Inc.	Korea	20.1		12,348,004	20.1		12,251,861
SK Latin America Investment S.A.	Spain	32.1		13,791	32.1		13,930
Grab Geo Holdings PTE. LTD.	Singapore	30.0		30,063	30.0		30,063
SK South East Asia Investment Pte. Ltd.	Singapore	20.0		337,059	20.0		311,990
Pacific Telecom Inc.(*2)	USA	15.0		40,707	15.0		39,723
S.M. Culture & Contents Co., Ltd.	Korea	23.3		60,421	23.3		62,248
Contents Wavve Co., Ltd.	Korea	30.0		69,075	30.0		75,803
Hello Nature Co., Ltd.	Korea	49.9		7,574	49.9		11,969
Digital Games International Pte. Ltd.	Singapore	33.3		4,989	33.3		6,449
Invites Healthcare Co., Ltd.(*3)	Korea	27.1		29,923	43.5		25,536
Nam Incheon Broadcasting Co., Ltd.	Korea	27.3		11,472	27.3		10,902
NANO-X IMANGING LTD.(*2)	Israel	5.7		29,676	5.6		28,484
Home Choice Corp.(*2)	Korea	17.8		3,434	17.8		3,585
Carrot General Insurance Co., Ltd.	Korea	21.4		10,844	21.4		13,469
12CM JAPAN and others(*2,4)	-	—		68,109	—		65,750

				14,485,850			14,312,641

Investments in joint ventures:
Dogus Planet, Inc.(*5)	Turkey	50.0		14,258	50.0		15,071
Finnq Co., Ltd.(*5)	Korea	49.0		11,555	49.0		13,342
NEXTGEN BROADCAST SERVICES CO., LLC(*5)	USA	50.0		11,762	50.0		5,850
NEXTGEN ORCHESTRATION, LLC(*5)	USA	50.0		1,667	50.0		1,600
Techmaker GmbH(*5)	Germany	50.0		5,609	50.0		5,609

				44,851			41,472

			~~W~~	14,530,701		~~W~~	14,354,113

SK TELECOM CO., LTD. and Subsidiaries

Notes to the Condensed Consolidated Interim Financial Statements

For the three-month periods ended March 31, 2021 and 2020

11.	Investments in Associates and Joint Ventures, Continued

(1)	Investments in associates and joint ventures accounted for using the equity method as of March 31, 2021 and December 31, 2020 are as follows, Continued:

(*1)

Investments in Korea IT Fund and SK Telecom CS T1 Co., Ltd. were classified as investment in associates as the Group does not have control over the investee under the contractual agreement with other shareholders.

(*2)

These investments were classified as investments in associates as the Group can exercise significant influence through its right to appoint the members of the board of directors even though the Group has less than 20% of equity interests.

(*3)

The Group disposed the entire shares of SK Telecom Smart City Management Co., Ltd. to Invites Healthcare Co., Ltd. during the year ended December 31, 2020 and additionally contributed ~~W~~7,000 million of accounts receivable – other relating to disposal of the shares for the three-month period ended March 31, 2021. The ownership interest with voting right has changed from 43.5% to 27.1% as convertible preferred stock of Invites Healthcare Co., Ltd. have been converted to common stock.

(*4)	The Group disposed the entire shares of SK Wyverns Co., Ltd. and recognized ~~W~~100,000 million as gain relating to investments in associates for the three-month period ended March 31, 2021.

(*5)	These investments were classified as investments in joint ventures as the Group has a joint control pursuant to the agreement with the other shareholders.

(2)	The market value of investments in listed associates as of March 31, 2021 and December 31, 2020 are as follows:

(In millions of won, except for share data)
	March 31, 2021				December 31, 2020
	Market price per share (in won)		Number of shares	Market value	Market price per share (in won)	Number of shares	Market value
NanoEnTek, Inc.	~~W~~	7,110	7,600,649	54,041	8,620	7,600,649	65,518
SK hynix Inc.		132,500	146,100,000	19,358,250	118,500	146,100,000	17,312,850
S.M. Culture & Contents Co., Ltd.		1,820	22,033,898	40,102	1,630	22,033,898	35,915
NANO-X IMAGING LTD.		46,984	2,607,466	122,509	49,678	2,607,466	129,534

SK TELECOM CO., LTD. and Subsidiaries

Notes to the Condensed Consolidated Interim Financial Statements

For the three-month periods ended March 31, 2021 and 2020

11.	Investments in Associates and Joint Ventures, Continued

(3)	The condensed financial information of significant associates as of and for the three-month period ended March 31, 2021 and as of and for the year ended December 31, 2020 are as follows:

(In millions of won)
	SK hynix Inc.		KEB HanaCard Co., Ltd.	Korea IT Fund	SK China Company Ltd.	SK South East Asia Investment Pte. Ltd.
	As of March 31, 2021
Current assets	~~W~~	18,384,877	8,142,264	129,515	384,433	830,776
Non-current assets		56,733,131	303,040	380,973	1,846,936	1,740,185
Current liabilities		9,830,992	986,452	—	34,469	195
Non-current liabilities		12,908,427	5,608,190	—	350,896	—

	For the three-month period ended March 31, 2021
Revenue	~~W~~	8,494,188	306,149	33	17,819	—
Profit (loss) for the period		992,640	72,635	23	846	(626)
Other comprehensive income		277,135	412	—	1,000	104,168
Total comprehensive income		1,269,775	73,047	23	1,846	103,542

(In millions of won)
	SK hynix Inc.		KEB HanaCard Co., Ltd.	Korea IT Fund	SK China Company Ltd.	SK South East Asia Investment Pte. Ltd.
	As of December 31, 2020
Current assets	~~W~~	16,570,953	7,910,517	107,652	380,413	797,045
Non-current assets		54,602,900	298,438	402,812	1,706,634	1,672,412
Current liabilities		9,072,360	897,594	—	51,025	67
Non-current liabilities		10,192,396	5,531,968	—	308,606	—

	For the year ended December 31, 2020
Revenue	~~W~~	31,900,418	1,231,815	52,330	107,791	—
Profit (loss) for the year		4,758,914	154,521	36,615	20,369	(158,680)
Other comprehensive income (loss)		(107,378)	(4,283)	9,647	42,921	(390,851)
Total comprehensive income (loss)		4,651,536	150,238	46,262	63,290	(549,531)

SK TELECOM CO., LTD. and Subsidiaries

Notes to the Condensed Consolidated Interim Financial Statements

For the three-month periods ended March 31, 2021 and 2020

11.	Investments in Associates and Joint Ventures, Continued

(4)	The condensed financial information of significant joint ventures as of and for the three-month period ended March 31, 2021 and as of and for the year ended December 31, 2020 are as follows:

(In millions of won)
	Dogus Planet, Inc.		Finnq Co., Ltd.
	As of March 31, 2021
Current assets	~~W~~	52,632	25,324
Cash and cash equivalents		8,562	21,366
Non-current assets		30,878	7,513
Current liabilities		47,942	8,641
Accounts payable, other payables and provision		32,092	5,683
Non-current liabilities		7,052	779

	For the three-month period ended March 31, 2021
Revenue		33,229	981
Depreciation and amortization		(1,026)	(1,145)
Interest income		255	3
Interest expense		(151)	(10)
Loss for the period		(1,692)	(3,473)
Total comprehensive loss		(4,540)	(3,473)

(In millions of won)
	Dogus Planet, Inc.		Finnq Co., Ltd.
	As of December 31, 2020
Current assets	~~W~~	55,951	26,781
Cash and cash equivalents		9,083	23,936
Non-current assets		30,408	8,530
Current liabilities		46,186	7,367
Accounts payable, other payables and provisions		28,145	5,094
Non-current liabilities		10,031	879

	For the year ended December 31, 2020
Revenue	~~W~~	177,084	3,937
Depreciation and amortization		(4,642)	(4,417)
Interest income		1,878	29
Interest expense		(555)	(51)
Profit (loss) for the year		7,030	(19,426)
Total comprehensive loss		(1,659)	(19,426)

SK TELECOM CO., LTD. and Subsidiaries

Notes to the Condensed Consolidated Interim Financial Statements

For the three-month periods ended March 31, 2021 and 2020

11.	Investments in Associates and Joint Ventures, Continued

(5)

Reconciliations of financial information of significant associates to carrying amounts of investments in associates in the consolidated financial statements as of March 31, 2021 and December 31, 2020 are as follows:

(In millions of won)
	March 31, 2021
	Net assets		Ownership interests (%)	Net assets attributable to the ownership interests	Cost-book value differentials	Carrying amount
SK hynix Inc.(*1,2)	~~W~~	52,349,277	20.1	11,181,593	1,166,411	12,348,004
KEB HanaCard Co., Ltd.		1,850,662	15.0	277,599	47,395	324,994
Korea IT Fund		510,488	63.3	323,309	—	323,309
SK China Company Ltd.(*1)		1,844,540	27.3	503,028	84,283	587,311
SK South East Asia Investment Pte. Ltd.(*1)		1,685,293	20.0	337,059	—	337,059

(In millions of won)
	December 31, 2020
	Net assets		Ownership interests (%)	Net assets attributable to the ownership interests	Cost-book value differentials	Carrying amount
SK hynix Inc.(*1,2)	~~W~~	51,883,236	20.1	11,082,048	1,169,813	12,251,861
KEB HanaCard Co., Ltd.		1,779,393	15.0	266,909	48,021	314,930
Korea IT Fund		510,464	63.3	323,294	—	323,294
SK China Company Ltd.(*1)		1,725,949	27.3	470,687	84,446	555,133
SK South East Asia Investment Pte. Ltd.(*1)		1,559,951	20.0	311,990	—	311,990

(*1)	Net assets of these entities represent net assets excluding those attributable to their non-controlling interests.
(*2)

The ownership interest is based on the number of shares owned by the Parent Company divided by the total shares issued by the investee company. The Group applied the equity method using the effective ownership interest which is based on the number of shares owned by the Parent Company and the investee’s total shares outstanding. The effective ownership interest applied for the equity method is 21.36%.

SK TELECOM CO., LTD. and Subsidiaries

Notes to the Condensed Consolidated Interim Financial Statements

For the three-month periods ended March 31, 2021 and 2020

11.	Investments in Associates and Joint Ventures, Continued

(6)	Details of the changes in investments in associates and joint ventures accounted for using the equity method for the three-month periods ended March 31, 2021 and 2020 are as follows:

(In millions of won)	For the three-month period ended March 31, 2021
	Beginning balance		Acquisition and Disposal	Share of profits (losses)	Other compre- hensive income(loss)	Other increase (decrease)	Ending balance
Investments in associates:
SK China Company Ltd.	~~W~~	555,133	—	32	32,146	—	587,311
Korea IT Fund		323,294	—	15	—	—	323,309
KEB HanaCard Co., Ltd.		314,930	—	10,259	(195)	—	324,994
SK Telecom CS T1 Co., Ltd.		53,010	—	(3,699)	(76)	—	49,235
NanoEnTek, Inc.		43,190	—	836	30	—	44,056
UniSK		15,700	—	335	471	—	16,506
SK Technology Innovation Company		41,579	—	17,314	1,832	—	60,725
SK MENA Investment B.V.		14,043	—	(1)	531	—	14,573
SK hynix Inc.(*1)		12,251,861	—	208,154	58,926	(170,937)	12,348,004
SK Latin America Investment S.A.		13,930	—	(36)	(103)	—	13,791
Grab Geo Holdings PTE. LTD.		30,063	—	—	—	—	30,063
SK South East Asia Investment Pte. Ltd.		311,990	—	4,235	20,834	—	337,059
Pacific Telecom Inc.		39,723	—	—	984	—	40,707
S.M. Culture & Contents Co., Ltd.		62,248	—	(2,095)	268	—	60,421
Contents Wavve Co., Ltd.		75,803	—	(6,728)	—	—	69,075
Hello Nature Co., Ltd.(*2)		11,969	—	(2,665)	—	(1,730)	7,574
Digital Games International Pte. Ltd.		6,449	—	(1,583)	123	—	4,989
Invites Healthcare Co., Ltd.		25,536	7,000	(2,617)	4	—	29,923
Nam Incheon Broadcasting Co., Ltd.		10,902	—	570	—	—	11,472
NANO-X IMANGING LTD.		28,484	—	—	—	1,192	29,676
Home Choice Corp.		3,585	—	(151)	—	—	3,434
Carrot General Insurance Co., Ltd.		13,469	—	(2,500)	(125)	—	10,844
12CM JAPAN and others(*3)		65,750	2,007	970	(958)	340	68,109

		14,312,641	9,007	220,645	114,692	(171,135)	14,485,850
Investments in joint ventures:
Dogus Planet, Inc.		15,071	—	611	(1,424)	—	14,258
Finnq Co., Ltd.		13,342	—	(1,669)	(118)	—	11,555
NEXTGEN BROADCAST SERVICES CO., LLC		5,850	5,570	—	—	342	11,762
NEXTGEN ORCHESTRATION, LLC		1,600	—	—	—	67	1,667
Techmaker GmbH		5,609	—	—	—	—	5,609

		41,472	5,570	(1,058)	(1,542)	409	44,851

	~~W~~	14,354,113	14,577	219,587	113,150	(170,726)	14,530,701

SK TELECOM CO., LTD. and Subsidiaries

Notes to the Condensed Consolidated Interim Financial Statements

For the three-month periods ended March 31, 2021 and 2020

11.	Investments in Associates and Joint Ventures, Continued

(6)	Details of the changes in investments in associates and joint ventures accounted for using the equity method for the three-month periods ended March 31, 2021 and 2020 are as follows, Continued:

(*1)	Other increase (decrease) includes the dividends declared by SK hynix Inc. for the three-month period ended March 31, 2021.

(*2)	The Group recognized ~~W~~1,730 million of impairment loss for the investments in Hello Nature Co., Ltd. for the three-month period ended March 31, 2021.

(*3)

The acquisition for the three-month period ended March 31, 2021 includes ~~W~~1,000 million of cash investment in Studio Yesone Co., Ltd. and ~~W~~1,000 million of cash investment in SONNORI Corp. and ~~W~~334 million relating to contribution of WALDEN SKT VENTURE FUND. The disposal for the three-month period ended March 31, 2021 includes ~~W~~334 million relating to disposal of the part of shares of KDX Korea Data Exchange.

SK TELECOM CO., LTD. and Subsidiaries

Notes to the Condensed Consolidated Interim Financial Statements

For the three-month periods ended March 31, 2021 and 2020

11.	Investments in Associates and Joint Ventures, Continued

(6)	Details of the changes in investments in associates and joint ventures accounted for using the equity method for the three-month periods ended March 31, 2021 and 2020 are as follows, Continued:

(In millions of won)	For the three-month period ended March 31, 2020
	Beginning balance		Acquisition and Disposal	Share of profits (losses)	Other compre- hensive income(loss)	Other increase (decrease)	Ending balance
Investments in associates:
SK China Company Ltd.	~~W~~	568,459	—	(1,805)	24,484	—	591,138
Korea IT Fund		311,552	—	134	—	—	311,686
KEB HanaCard Co., Ltd.		294,756	—	3,916	(1,549)	—	297,123
SK Telecom CS T1 Co., Ltd.		60,305	—	(2,188)	(94)	—	58,023
NanoEnTek, Inc.		42,127	—	604	(57)	—	42,674
UniSK		14,342	—	80	623	—	15,045
SK Technology Innovation Company		43,997	—	7	2,588	—	46,592
SK MENA Investment B.V.		14,904	—	2	861	—	15,767
SK hynix Inc.(*1)		11,425,325	—	134,978	72,208	(146,100)	11,486,411
SK Latin America Investment S.A.		13,698	—	(28)	303	—	13,973
Grab Geo Holdings PTE. LTD.		31,269	—	(114)	311	—	31,466
SK South East Asia Investment Pte. Ltd.		250,034	—	2,271	9,106	—	261,411
Pacific Telecom Inc.		40,016	—	987	1,540	—	42,543
S.M. Culture & Contents Co., Ltd.		63,469	—	433	(71)	—	63,831
Contents Wavve Co., Ltd.		83,640	—	(949)	—	—	82,691
Hello Nature Co., Ltd.(*2)		13,620	—	(4,915)	(60)	(434)	8,211
Digital Games International Pte. Ltd.		—	8,755	—	—	—	8,755
Invites Healthcare Co., Ltd.		—	28,000	—	—	—	28,000
12CM JAPAN and others(*3)		65,343	(754)	(1,420)	334	668	64,171

		13,336,856	36,001	131,993	110,527	(145,866)	13,469,511
Investments in joint ventures:
Dogus Planet, Inc.		15,921	—	2,212	(804)	—	17,329
Finnq Co., Ltd.		22,880	—	(2,279)	—	—	20,601
NEXTGEN BROADCAST SERVICES CO., LLC		7,961	—	—	—	446	8,407
NEXTGEN ORCHESTRATION, LLC		1,646	—	—	—	92	1,738

		48,408	—	(67)	(804)	538	48,075

	~~W~~	13,385,264	36,001	131,926	109,723	(145,328)	13,517,586

(*1)	Other increase (decrease) includes the dividends declared by SK hynix Inc. for the three-month period ended March 31, 2020.
(*2)	The Group recognized ~~W~~434 million of impairment loss for the investments in Hello Nature Co., Ltd. for the three-month period ended March 31, 2020.
(*3)	The disposal for the three-month period ended March 31, 2020 includes ~~W~~1,142 million relating to transfer of the shares of Health Connect Co., Ltd.

SK TELECOM CO., LTD. and Subsidiaries

Notes to the Condensed Consolidated Interim Financial Statements

For the three-month periods ended March 31, 2021 and 2020

11.	Investments in Associates and Joint Ventures, Continued

(7)

The Group discontinued the application of equity method to the following investees due to their carrying amounts being reduced to zero. The details of cumulative unrecognized equity method losses as of March 31, 2021 are as follows:

(In millions of won)	Unrecognized loss			Unrecognized change in equity
	For the three-month period ended March 31, 2021		Cumulative loss	For the three-month period ended March 31, 2021	Cumulative loss
Wave City Development Co., Ltd.	~~W~~	(1,200)	1,200	—	—
Daehan Kanggun BcN Co., Ltd. and others		(4,598)	6,349	—	(124)

		~~W~~(5,798)	7,549	—	(124)

12.	Property and Equipment

Changes in property and equipment for the three-month periods ended March 31, 2021 and 2020 are as follows:

(In millions of won)
	For the three-month period ended March 31, 2021
	Beginning balance		Acquisition	Disposal	Transfer	Depreciation	Reclassified as held for sale	Ending balance
Land	~~W~~	1,039,323	—	—	5,836	—	(20,507)	1,024,652
Buildings		858,606	280	(158)	15,498	(13,824)	(8,669)	851,733
Structures		317,403	524	(1)	7,723	(9,365)	(6,104)	310,180
Machinery		8,376,212	47,345	(6,000)	368,505	(604,038)	—	8,182,024
Other		653,616	107,708	(181)	(89,973)	(49,320)	—	621,850
Right-of-use assets		1,472,035	192,210	(83,916)	—	(110,294)	—	1,470,035
Construction in progress		659,882	122,243	(86)	(342,041)	—	—	439,998

	~~W~~	13,377,077	470,310	(90,342)	(34,452)	(786,841)	(35,280)	12,900,472

(In millions of won)
	For the three-month period ended March 31, 2020
	Beginning balance		Acquisition	Disposal	Transfer	Depreciation	Ending balance
Land	~~W~~	981,389	—	—	3,583	—	984,972
Buildings		867,408	693	(1)	11,735	(13,650)	866,185
Structures		347,069	19	(7)	2,708	(9,211)	340,578
Machinery		7,924,392	33,880	(1,124)	535,388	(596,970)	7,895,566
Other		731,066	206,707	(729)	(279,777)	(50,323)	606,944
Right-of-use assets		1,326,628	196,824	(85,369)	—	(109,996)	1,328,087
Construction in progress		755,508	178,338	(7,337)	(331,071)	—	595,438

	~~W~~	12,933,460	616,461	(94,567)	(57,434)	(780,150)	12,617,770

SK TELECOM CO., LTD. and Subsidiaries

Notes to the Condensed Consolidated Interim Financial Statements

For the three-month periods ended March 31, 2021 and 2020

13.	Lease

(1)	Details of the right-of-use assets as of March 31, 2021 and December 31, 2020 are as follows:

(In millions of won)
	March 31, 2021		December 31, 2020
Land, buildings and structures	~~W~~	1,260,400	1,269,753
Others		209,635	202,282

	~~W~~	1,470,035	1,472,035

(2)	Details of amounts recognized in the condensed consolidated interim statements of income for the three-month periods ended March 31, 2021 and 2020 as a lessee are as follows:

(In millions of won)
	For the three-month period ended
	March 31, 2021		March 31, 2020
Depreciation of right-of-use assets:
Land, buildings and structures	~~W~~	90,175	89,506
Others		20,119	20,490

		110,294	109,996

Interest expense on lease liabilities	~~W~~	5,470	5,579
Expenses related to short-term leases		6,813	5,771
Expenses related to leases of low-value assets except for short-term leases		962	770

(3)	The total cash outflows due to lease payments for the three-month periods ended March 31, 2021 and 2020 amounted to ~~W~~111,058 million and ~~W~~106,213 million, respectively.

SK TELECOM CO., LTD. and Subsidiaries

Notes to the Condensed Consolidated Interim Financial Statements

For the three-month periods ended March 31, 2021 and 2020

14.	Intangible Assets

(1)	Changes in intangible assets for the three-month periods ended March 31, 2021 and 2020 are as follows:

(In millions of won)
	For the three-month period ended March 31, 2021
	Beginning balance		Acquisition	Disposal	Transfer	Amortization	Ending balance
Frequency usage rights	~~W~~	1,932,765	—	—	—	(124,527)	1,808,238
Land usage rights		4,720	—	—	—	(594)	4,126
Industrial rights		71,442	1,655	(1)	(119)	(1,555)	71,422
Development costs		9,364	83	—	—	(952)	8,495
Facility usage rights		21,880	180	(3)	2	(1,526)	20,533
Customer relations		919,863	—	(56)	—	(15,072)	904,735
Club memberships(*1)		106,865	1,334	(418)	—	—	107,781
Brands(*1)		374,096	—	—	—	—	374,096
Other(*2)		995,199	3,330	(4)	44,437	(102,512)	940,450

	~~W~~	4,436,194	6,582	(482)	44,320	(246,738)	4,239,876

(In millions of won)
	For the three-month period ended March 31, 2020
	Beginning balance		Acquisition	Disposal	Transfer	Amortization	Ending balance
Frequency usage rights	~~W~~	2,647,501	—	—	—	(130,495)	2,517,006
Land usage rights		7,349	—	—	—	(906)	6,443
Industrial rights		66,824	102	(50)	8,641	(1,117)	74,400
Development costs		11,146	178	(18)	(53)	(1,192)	10,061
Facility usage rights		25,832	145	—	155	(1,548)	24,584
Customer relations		591,371	31	(79)	25	(8,381)	582,967
Club memberships(*1)		80,410	1,292	(856)	—	—	80,846
Brands(*1)		374,096	—	—	—	—	374,096
Other(*2)		1,061,563	18,893	(1,983)	56,489	(104,969)	1,029,993

	~~W~~	4,866,092	20,641	(2,986)	65,257	(248,608)	4,700,396

(*1)	Club memberships and Brands are classified as intangible assets with indefinite useful lives and are not amortized.
(*2)	Other intangible assets primarily consist of computer software and others.

SK TELECOM CO., LTD. and Subsidiaries

Notes to the Condensed Consolidated Interim Financial Statements

For the three-month periods ended March 31, 2021 and 2020

14.	Intangible Assets, Continued

(2)	Details of frequency usage rights as of March 31, 2021 are as follows:

(In millions of won)
	Amount		Description	Commencement of amortization	Completion of amortization
800 MHz license	~~W~~	6,757	CDMA and LTE service	Jul. 2011	Jun. 2021
1.8 GHz license		94,215	LTE service	Sept. 2013	Dec. 2021
2.6 GHz license		698,155	LTE service	Sept. 2016	Dec. 2026
2.1 GHz license		69,064	W-CDMA and LTE service	Dec. 2016	Dec. 2021
3.5 GHz license		923,364	5G service	Apr. 2019	Nov. 2028
28 GHz license		16,683	5G service	-	Nov. 2023

	~~W~~	1,808,238

15.	Borrowings and Debentures

(1)	Short-term borrowings as of March 31, 2021 and December 31, 2020 are as follows:

(In millions of won)
	Lender	Annual interest rate (%)	March 31, 2021		December 31, 2020
Short-term borrowings	Citibank	2.45	~~W~~	50,000	50,000
	KEB Hana Bank(*1)	FTP 1M + 1.01		27,000	27,000
	KEB Hana Bank(*2)	6M financial I (bank) + 1.59		5,000	5,000
	Shinhan Bank(*2)	6M financial I (bank) + 1.35		15,000	15,000
	Hana Financial Investment Co., Ltd.	4.50		4,642	4,642
	DB Financial Investment Co., Ltd.	4.50		2,785	2,785
	Shinhan Financial Investment Co., Ltd.	4.50		5,571	5,571

			~~W~~	109,998	109,998

(*1)	1M FTP rate are 1.20% and 1.14% as of March 31, 2021 and December 31, 2020, respectively.
(*2)	6M financial I (bank) rate are 0.80% and 0.92% as of March 31, 2021 and December 31, 2020, respectively.

SK TELECOM CO., LTD. and Subsidiaries

Notes to the Condensed Consolidated Interim Financial Statements

For the three-month periods ended March 31, 2021 and 2020

15.	Borrowings and Debentures, Continued

(2)	Changes in the long-term borrowings for the three-month period ended March 31, 2021 are as follows:

(In millions of won, thousands of other currencies)
	Lender	Annual interest rate (%)	Maturity	Book value
Current				~~W~~	49,663
Non-current					1,979,261

As of January 1, 2021					2,028,924

New long-term borrowings:
	Korea Development Bank	1.87	Feb. 10, 2026		50,000
Repayments of long-term borrowings:
	Korea Development Bank(*1)	3M CD + 0.61	Dec. 20, 2021		(3,062)
	Korea Development Bank(*1)	3M CD + 0.71	Dec. 21, 2022		(3,125)
	Credit Agricole CIB(*1)	3M CD + 0.82	Dec. 14, 2023		(3,125)
	FAE	0.00	May 7, 2025		(30 (CHF 25	) )

					(9,342)

Other changes(*2)					1,623
Current(*3)					47,143
Non-current(*3)					2,024,062

As of March 31, 2021				~~W~~	2,071,205

(*1)	As of March 31, 2021, 3M CD rate is 0.75%.
(*2)	Other changes include the effects on foreign currency translation of long-term borrowings and changes in present value discount for the three-month period ended March 31, 2021.
(*3)	~~W~~6,236 million were reclassified from non-current to current for the three-month period ended March 31, 2021.

SK TELECOM CO., LTD. and Subsidiaries

Notes to the Condensed Consolidated Interim Financial Statements

For the three-month periods ended March 31, 2021 and 2020

15.	Borrowings and Debentures, Continued

(3)	Changes in debentures for the three-month period ended March 31, 2021 are as follows:

(In millions of won)
	Purpose	Annual interest rate (%)	Maturity	Face value		Book value
Current				~~W~~	890,000	889,574
Non-current					7,716,782	7,690,169

As of January 1, 2021					8,606,782	8,579,743
Debentures newly issued:
Unsecured corporate bonds	Refinancing fund	1.17	Jan. 15, 2024		80,000	79,642
		1.39	Jan. 15, 2026		80,000	79,678
		1.80	Jan. 15, 2031		50,000	49,811
		1.89	Jan. 15, 2041		100,000	99,626

					310,000	308,757

Debentures repaid:
Unsecured corporate bonds	Operating fund	1.80	Mar. 4, 2021		(100,000)	(100,000)
Unsecured corporate bonds	Refinancing fund	2.57	Feb. 20, 2021		(110,000)	(110,000)
Unsecured corporate bonds(*1)	Operating and refinancing fund	2.59	Feb. 1, 2021		(70,000)	(70,000)

					(280,000)	(280,000)

Other changes(*2)					68,250	69,820
Current(*3)					1,090,000	1,089,238
Non-current(*3)					7,615,032	7,589,082

As of March 31, 2021				~~W~~	8,705,032	8,678,320

(*1)	Unsecured corporate bonds were issued by SK Broadband Co., Ltd., a subsidiary of the Parent Company.
(*2)	Other changes include the effects on foreign currency translation of debentures and changes in present value discount on debentures for the three-month period ended March 31, 2021.
(*3)	~~W~~479,664 million were reclassified from non-current to current for the three-month period ended March 31, 2021.

SK TELECOM CO., LTD. and Subsidiaries

Notes to the Condensed Consolidated Interim Financial Statements

For the three-month periods ended March 31, 2021 and 2020

16.	Long-Term Payables – Other

(1)	Long-term payables – other as of March 31, 2021 and December 31, 2020 are as follows:

(In millions of won)
	March 31, 2021		December 31, 2020
Payables related to acquisition of frequency usage rights	~~W~~	926,513	1,141,723
Other		12,050	631

	~~W~~	938,563	1,142,354

(2)	As of March 31, 2021 and December 31, 2020, details of long-term payables – other which consist of payables related to the acquisition of frequency usage rights are as follows (See note 14):

(In millions of won)
	March 31, 2021		December 31, 2020
Long-term payables – other	~~W~~	1,200,691	1,626,040
Present value discount on long-term payables – other		(54,929)	(59,717)
Current installments of long-term payables – other		(219,249)	(424,600)

Carrying amount at period end	~~W~~	926,513	1,141,723

(3)

The principal amount of the long-term payables – other repaid for the three-month period ended March 31, 2021 and 2020 are ~~W~~425,349 million, respectively. The repayment schedule of the principal amount of long-term payables – other as of March 31, 2021 is as follows:

(In millions of won)
	Amount
Less than 1 year	~~W~~	222,240
1~3 years		413,385
3~5 years		382,290
More than 5 years		182,776

	~~W~~	1,200,691

17.	Provisions

Changes in provisions for the three-month periods ended March 31, 2021 and 2020 are as follows:

(In millions of won)
	For the three-month period ended March 31, 2021							As of March 31, 2021
	Beginning balance		Increase	Utilization	Reversal	Other	Ending balance	Current	Non-current
Provision for restoration	~~W~~	113,653	3,655	(1,568)	(318)	31	115,453	48,690	66,763
Emission allowance		7,424	271	—	(712)	—	6,983	6,983	—
Other provisions(*)		29,800	1,061	(7,405)	(6)	—	23,450	12,176	11,274

	~~W~~	150,877	4,987	(8,973)	(1,036)	31	145,886	67,849	78,037

(*)	~~W~~11,312 million of current provisions are included in the other provisions relating to SK Planet Co., Ltd.’s onerous contracts. (See note 31)

SK TELECOM CO., LTD. and Subsidiaries

Notes to the Condensed Consolidated Interim Financial Statements

For the three-month periods ended March 31, 2021 and 2020

17.	Provisions, Continued

Changes in provisions for the three-month periods ended March 31, 2021 and 2020 are as follows, Continued:

(In millions of won)
	For the three-month period ended March 31, 2020							As of March 31, 2020
	Beginning balance		Increase	Utilization	Reversal	Other	Ending balance	Current	Non-current
Provision for restoration	~~W~~	102,519	1,986	(281)	(887)	72	103,409	49,522	53,887
Emission allowance		5,257	2,512	—	—	—	7,769	7,769	—
Other provisions(*)		57,385	1,348	(8,239)	—	(369)	50,125	31,618	18,507

	~~W~~	165,161	5,846	(8,520)	(887)	(297)	161,303	88,909	72,394

(*)	~~W~~31,388 million of current provisions and ~~W~~10,539 million of non-current provisions are included in the other provisions relating to SK Planet Co., Ltd.’s onerous contracts.

18.	Defined Benefit Liabilities (Assets)

(1)	Details of defined benefit liabilities (assets) as of March 31, 2021 and December 31, 2020 are as follows:

(In millions of won)
	March 31, 2021		December 31, 2020
Present value of defined benefit obligations	~~W~~	1,322,603	1,278,550
Fair value of plan assets		(1,101,428)	(1,127,163)

Defined benefit assets(*)		(557)	(3,557)

Defined benefit liabilities		221,732	154,944

(*)

Since Group entities neither have legally enforceable right nor intention to settle the defined benefit obligations of Group entities with defined benefit assets of other Group entities, defined benefit assets of Group entities have been separately presented from defined benefit liabilities.

(2)	Changes in defined benefit obligations for the three-month periods ended March 31, 2021 and 2020 are as follows:

(In millions of won)	For the three-month period ended
	March 31, 2021		March 31, 2020
Beginning balance	~~W~~	1,278,550	1,136,787
Current service cost		48,245	47,609
Past service cost		—	815
Interest cost		7,184	5,252
Remeasurement
- Adjustment based on experience		22,166	26,961
Benefit paid		(30,582)	(26,324)
Others		(2,960)	1,197

Ending balance	~~W~~	1,322,603	1,192,297

SK TELECOM CO., LTD. and Subsidiaries

Notes to the Condensed Consolidated Interim Financial Statements

For the three-month periods ended March 31, 2021 and 2020

18.	Defined Benefit Liabilities (Assets), Continued

(3)	Changes in plan assets for the three-month periods ended March 31, 2021 and 2020 are as follows:

(In millions of won)	For the three-month period ended
	March 31, 2021		March 31, 2020
Beginning balance	~~W~~	1,127,163	965,654
Interest income		6,288	4,725
Remeasurement		(1,901)	(526)
Contributions		12,002	17,969
Benefit paid		(37,991)	(36,092)
Others		(4,133)	2,039

Ending balance	~~W~~	1,101,428	953,769

(4)

Total cost of benefit plan, which is recognized in profit and loss (included in labor in the condensed consolidated interim statements of income) and capitalized into construction-in-progress, for the three-month periods ended March 31, 2021 and 2020 are as follows:

(In millions of won)	For the three-month period ended
	March 31, 2021		March 31, 2020
Current service cost	~~W~~	48,245	47,609
Past service cost		—	815
Net interest cost		896	527

	~~W~~	49,141	48,951

SK TELECOM CO., LTD. and Subsidiaries

Notes to the Condensed Consolidated Interim Financial Statements

For the three-month periods ended March 31, 2021 and 2020

19.	Share Capital and Capital Surplus and Others

(1)

The Parent Company’s outstanding share capital consists entirely of common shares with a par value of ~~W~~500. The number of authorized, issued and outstanding common shares and the details of capital surplus and others as of March 31, 2021 and December 31, 2020 are as follows:

(In millions of won, except for share data)
	March 31, 2021		December 31, 2020
Number of authorized shares		220,000,000	220,000,000
Number of issued shares(*1)		80,745,711	80,745,711
Share capital:
Common share	~~W~~	44,639	44,639
Capital surplus and others:
Paid-in surplus		2,915,887	2,915,887
Treasury shares		(2,169,660)	(2,123,661)
Hybrid bonds(*2)		398,759	398,759
Share option(Note 20)		1,528	1,481
Others(*3)		(506,299)	(515,263)

	~~W~~	640,215	677,203

(*1)

In 2002 and 2003, the Parent Company retired treasury shares with reduction of its retained earnings before appropriation. As a result, the Parent Company’s outstanding shares have decreased without change in share capital.

(*2)

As there is no contractual obligation to deliver financial assets to the holders of hybrid bonds, the Group classified the hybrid bonds as equity. When in liquidation or bankruptcy, these hybrid bonds are senior only to common stocks.

(*3)	Others primarily consist of the excess of the consideration paid by the Group over the carrying amount of net assets acquired from entities under common control.

(2)	There were no changes in share capital for the three-month periods ended March 31, 2021 and 2020 and details of shares outstanding as of March 31, 2021 and 2020 are as follows:

(In shares)	March 31, 2021			March 31, 2020
	Issued shares	Treasury shares	Outstanding shares	Issued shares	Treasury shares	Outstanding shares
Shares outstanding	80,745,711	9,585,568	71,160,143	80,745,711	7,609,263	73,136,448

(3)	Details of treasury shares as of March 31, 2021 and December 31, 2020 are as follows:

(In millions of won, except for share data)
	March 31, 2021		December 31, 2020
Number of shares(*)		9,585,568	9,418,558
Acquisition cost	~~W~~	2,169,660	2,123,661

(*)

The Parent Company acquired 288,000 of its treasury shares for ~~W~~72,982 million in an effort to increase shareholder value by stabilizing its stock price for the three-month period ended March 31, 2021. In addition, the Parent Company distributed 120,990 treasury shares (acquisition cost: ~~W~~26,983 million) as bonus payment to the employees, resulting in gain on disposal of treasury shares of ~~W~~2,659 million for the three-month period ended March 31, 2021.

SK TELECOM CO., LTD. and Subsidiaries

Notes to the Condensed Consolidated Interim Financial Statements

For the three-month periods ended March 31, 2021 and 2020

20.	Share Option

(1)	The terms and conditions related to the grants of the share options under the share option program are as follows:

	Parent Company
	1-1	1-2	1-3	2	3	4	5	6
Grant date		March 24, 2017		February 20, 2018	February 22, 2019	March 26, 2019	March 26, 2020	March 25, 2021
Types of shares to be issued				Registered common shares
Grant method			Reissue of treasury shares, cash settlement
Number of shares (in shares)	22,168	22,168	22,168	1,358	4,177	1,734	127,643	33,280
Exercise price (in won)	246,750	266,490	287,810	254,120	265,260	254,310	192,260	251,380
Exercise period	Mar. 25, 2019 ~ Mar. 24, 2022	Mar. 25, 2020 ~ Mar. 24, 2023	Mar. 25, 2021 ~ Mar. 24, 2024	Feb. 21, 2020 ~ Feb. 20, 2023	Feb. 23, 2021 ~ Feb. 22, 2024	Mar. 27, 2021 ~ Mar. 26, 2024	Mar. 27, 2023 ~ Mar. 26, 2027	Mar. 26, 2023 ~ Mar. 25, 2026
Vesting conditions	2 years’ service from the grant date	3 years’ service from the grant date	4 years’ service from the grant date	2 years’ service from the grant date	2 years’ service from the grant date	2 years’ service from the grant date	3 years’ service from the grant date	2 years’ service from the grant date

DREAMUS COMPANY
	1-1	1-2	1-3
Grant date	March 28, 2019	March 28, 2019	March 28, 2019
Types of shares to be issued	Common shares of DREAMUS COMPANY
Grant method	Issuance of new shares, reissue of treasury shares, cash settlement
Number of shares (in shares)(*)	353,345	353,338	353,317
Exercise price (in won)	9,160	9,160	9,160
Exercise period	Mar. 29, 2021~ Mar. 28, 2024	Mar. 29, 2022~ Mar. 28, 2025	Mar. 29, 2023~ Mar. 28, 2026
Vesting conditions	(a) 2 years’ service from the grant date (b) Average stock price for the exercise period is more than 150% of the exercise price	(a) 3 years’ service from the grant date (b) Average stock price for the exercise period is more than 150% of the exercise price	(a) 4 years’ service from the grant date (b) Average stock price for the exercise period is more than 150% of the exercise price

SK TELECOM CO., LTD. and Subsidiaries

Notes to the Condensed Consolidated Interim Financial Statements

For the three-month periods ended March 31, 2021 and 2020

20.	Share Option, Continued

(1)	The terms and conditions related to the grants of the share options under the share option program are as follows, Continued:

	Incross Co., Ltd.
	4	5	6	7	8	9	10
Grant date	March 7, 2017	March 7, 2018	March 7, 2019	October 15, 2019	March 10, 2020	October 20, 2020	March 5, 2021
Types of shares to be issued	Common shares of Incross Co., Ltd.
Grant method	Issuance of new shares, reissue of treasury shares, cash settlement
Number of shares (in shares)(*)	8,025	9,900	6,600	59,225	19,800	3,300	19,775
Exercise price (in won)	17,485	25,861	16,895	22,073	26,291	45,280	51,940
Exercise period	Mar. 7, 2020~ Mar. 6, 2023	Mar. 7, 2021~ Mar. 6, 2024	Mar. 7, 2022~ Mar. 6, 2025	Oct. 15, 2022~ Oct. 14, 2025	Mar. 10, 2023~ Mar. 9, 2026	Oct. 20, 2023~ Oct. 19, 2026	Mar. 5, 2024~ Mar. 4, 2027
Vesting conditions	3 years’ service from the grant date	3 years’ service from the grant date	3 years’ service from the grant date	3 years’ service from the grant date	3 years’ service from the grant date	3 years’ service from the grant date	3 years’ service from the grant date

ADT CAPS Co., Ltd.(Formerly, SK Infosec Co., Ltd.)
	1-1	1-2	1-3	1-4
Grant date	August 22, 2019
Types of shares to be issued	Registered common shares of ADT CAPS Co., Ltd.(Formerly, SK Infosec Co., Ltd.)
Grant method	Cash settlement
Number of shares (in shares)	161,541	87,562	230,581	203,223
Exercise price (in won)	20,579	20,579	22,225	24,003
Exercise period	1st exercise: Applied to 50% of the granted shares and exercisable 6 months after the listing(June 30, 2022) of ADT CAPS Co., Ltd.(Formerly, SK Infosec Co., Ltd.)
2nd exercise: Applied to 25% of the granted shares and exercisable 12 months after the listing(June 30, 2022) of ADT CAPS Co., Ltd.(Formerly, SK Infosec Co., Ltd.)
3rd exercise: Applied to 25% of the granted shares and exercisable 18 months after the listing(June 30, 2022) of ADT CAPS Co., Ltd.(Formerly, SK Infosec Co., Ltd.)
Vesting conditions	Service provided until December 31, 2019	Service provided until December 31, 2020	Service provided until December 31, 2020	Service provided until December 31, 2021

SK TELECOM CO., LTD. and Subsidiaries

Notes to the Condensed Consolidated Interim Financial Statements

For the three-month periods ended March 31, 2021 and 2020

20.	Share Option, Continued

(1)	The terms and conditions related to the grants of the share options under the share option program are as follows, Continued:

ADT CAPS Co., Ltd.(Formerly, SK Infosec Co., Ltd.)
	2-1	2-2	2-3	2-4
Grant date	December 30, 2020
Types of shares to be issued	Registered common shares of ADT CAPS Co., Ltd.(Formerly, SK Infosec Co., Ltd.)
Grant method	Cash settlement
Number of shares (in shares)	23,097	9,648	32,744	23,094
Exercise price (in won)	20,807	20,807	22,472	24,270
Exercise period	1st exercise: Applied to 50% of the granted shares and exercisable 6 months after the listing(June 30, 2022) of ADT CAPS Co., Ltd.(Formerly, SK Infosec Co., Ltd.)
2nd exercise: Applied to 25% of the granted shares and exercisable 12 months after the listing(June 30, 2022) of ADT CAPS Co., Ltd.(Formerly, SK Infosec Co., Ltd.)
3rd exercise: Applied to 25% of the granted shares and exercisable 18 months after the listing(June 30, 2022) of ADT CAPS Co., Ltd.(Formerly, SK Infosec Co., Ltd.)
Vesting conditions	Service provided until December 31, 2020	Service provided until December 31, 2021	Service provided until December 31, 2021	Service provided until December 31, 2022

ADT CAPS Co., Ltd.(Formerly, SK Infosec Co., Ltd.)
	3-1	3-2	3-3	FSK L&S Co., Ltd.
Grant date	January 26, 2021			May 31, 2019
Types of shares to be issued	Registered common shares of ADT CAPS Co., Ltd. (Formerly, SK Infosec Co., Ltd.)			Common shares of FSK L&S Co., Ltd.
Grant method	Cash settlement			Issuance of new shares
Number of shares (in shares)	126,637	126,637	126,638	43,955
Exercise price (in won)	20,807	22,472	24,270	10,000
Exercise period	1st exercise: Applied to 50% of the granted shares and exercisable 6 months after the listing(June 30, 2022) of ADT CAPS Co., Ltd. (Formerly, SK Infosec Co., Ltd.)			June 1, 2022 ~ May 31, 2025
2nd exercise: Applied to 25% of the granted shares and exercisable 12 months after the listing(June 30, 2022) of ADT CAPS Co., Ltd.(Formerly, SK Infosec Co., Ltd.)
3rd exercise: Applied to 25% of the granted shares and exercisable 18 months after the listing(June 30, 2022) of ADT CAPS Co., Ltd.(Formerly, SK Infosec Co., Ltd.)
Vesting conditions	Service provided until December 31, 2021	Service provided until December 31, 2021	Service provided until December 31, 2022	3 years’ service from the grant date

(*)

Some of stock options granted by One Store Co., Ltd. and DREAMUS COMPANY that have not met the vesting conditions have been forfeited for the three-month period ended March 31, 2021. Some of the stock options granted by Incross Co., Ltd. and all of the remaining stock options granted by One Store Co., Ltd. have been exercised for the three-month period ended March 31, 2021.

SK TELECOM CO., LTD. and Subsidiaries

Notes to the Condensed Consolidated Interim Financial Statements

For the three-month periods ended March 31, 2021 and 2020

20.	Share Option, Continued

(2)	Share compensation expense recognized for the three-month period ended March 31, 2021 and the remaining share compensation expense to be recognized in subsequent periods are as follows:

(In millions of won)
	Share compensation expense
As of December 31, 2020	~~W~~	7,589
For the three-month period ended March 31, 2021		1,045
In subsequent periods		5,185

	~~W~~	13,819

(3)	The Group used the binomial option-pricing model or Monte-Carlo simulation in the measurement of the fair value of the share options at grant date and the inputs used in the model are as follows:

(In won)	Parent Company
	1-1	1-2	1-3	2	3	4	5	6
Risk-free interest rate	1.86%	1.95%	2.07%	2.63%	1.91%	1.78%	1.52%	1.55%
Estimated option’s life	5 years	6 years	7 years	5 years	5 years	5 years	7 years	5 years
Share price (Closing price on the preceding day)	262,500	262,500	262,500	243,500	259,000	253,000	174,500	249,000
Expected volatility	13.38%	13.38%	13.38%	16.45%	8.30%	7.70%	8.10%	25.70%
Expected dividends	3.80%	3.80%	3.80%	3.70%	3.80%	3.90%	5.70%	4.00%
Exercise price	246,750	266,490	287,810	254,120	265,260	254,310	192,260	251,380
Per-share fair value of the option	27,015	20,240	15,480	23,988	8,600	8,111	962	40,711

(In won)	DREAMUS COMPANY
	1-1	1-2	1-3
Risk-free interest rate	1.73%	1.77%	1.82%
Estimated option’s life	—	—	—
Share price (Closing price on the preceding day)	8,950	8,950	8,950
Expected volatility	32.34%	32.34%	32.34%
Expected dividends	0.00%	0.00%	0.00%
Exercise price	9,160	9,160	9,160
Per-share fair value of the option	1,976	2,189	2,356

SK TELECOM CO., LTD. and Subsidiaries

Notes to the Condensed Consolidated Interim Financial Statements

For the three-month periods ended March 31, 2021 and 2020

20.	Share Option, Continued

(3)

The Group used the binomial option-pricing model or Monte-Carlo simulation in the measurement of the fair value of the share options at grant date and the inputs used in the model are as follows, Continued:

(In won)	Incross Co., Ltd.							FSK L&S Co., Ltd.
	4	5	6	7	8	9	10
Risk-free interest rate	1.35%	1.50%	1.76%	1.41%	1.16%	1.23%	1.56%	1.64%
Estimated option’s life	6 years	6 years	6 years	6 years	6 years	6 years	6 years	—
Share price (Closing price on the preceding day)	43,843	27,300	17,000	22,050	21,800	40,300	49,250	10,455
Expected volatility	18.67%	21.28%	25.58%	42.37%	41.69%	51.16%	43.02%	16.20%
Expected dividends	0.00%	0.00%	0.00%	0.00%	0.00%	0.00%	0.00%	0.00%
Exercise price	17,485	25,861	16,895	22,073	26,291	45,280	51,940	10,000
Per-share fair value of the option	9,423	7,277	4,887	9,209	7,813	18,491	20,398	1,420

(In won)	ADT CAPS Co., Ltd.(Formerly, SK Infosec Co., Ltd.)
	1-1, 1-2
	1st exercise	2nd exercise	3rd exercise
Risk-free interest rate	0.89%	0.97%	0.97%
Estimated option’s life	2 years	2.5 years	3 years
Share price (Closing price on the preceding day)	26,630	28,027	28,150
Expected volatility	27.87%	27.87%	27.87%
Expected dividends	0.00%	0.00%	0.00%
Exercise price	20,579	20,579	20,579
Per-share fair value of the option	6,051	7,448	7,571

(In won)	ADT CAPS Co., Ltd.(Formerly, SK Infosec Co., Ltd.)
	1-3
	1st exercise	2nd exercise	3rd exercise
Risk-free interest rate	0.89%	0.97%	0.97%
Estimated option’s life	2 years	2.5 years	3 years
Share price (Closing price on the preceding day)	27,746	28,756	28,945
Expected volatility	27.87%	27.87%	27.87%
Expected dividends	0.00%	0.00%	0.00%
Exercise price	22,225	22,225	22,225
Per-share fair value of the option	5,521	6,531	6,720

(In won)	ADT CAPS Co., Ltd.(Formerly, SK Infosec Co., Ltd.)
	1-4
	1st exercise	2nd exercise	3rd exercise
Risk-free interest rate	0.89%	0.97%	0.97%
Estimated option’s life	2 years	2.5 years	3 years
Share price (Closing price on the preceding day)	28,951	29,666	29,912
Expected volatility	27.87%	27.87%	27.87%
Expected dividends	0.00%	0.00%	0.00%
Exercise price	24,003	24,003	24,003
Per-share fair value of the option	4,948	5,663	5,909

SK TELECOM CO., LTD. and Subsidiaries

Notes to the Condensed Consolidated Interim Financial Statements

For the three-month periods ended March 31, 2021 and 2020

20.	Share Option, Continued

(3)

The Group used the binomial option-pricing model or Monte-Carlo simulation in the measurement of the fair value of the share options at grant date and the inputs used in the model are as follows, Continued:

(In won)	ADT CAPS Co., Ltd.(Formerly, SK Infosec Co., Ltd.)
	2-1, 2-2
	1st exercise	2nd exercise	3rd exercise
Risk-free interest rate	0.89%	0.97%	0.97%
Estimated option’s life	2 years	2.5 years	3 years
Share price (Closing price on the preceding day)	26,784	28,128	28,261
Expected volatility	27.87%	27.87%	27.87%
Expected dividends	0.00%	0.00%	0.00%
Exercise price	20,807	20,807	20,807
Per-share fair value of the option	5,977	7,321	7,454

(In won)	ADT CAPS Co., Ltd.(Formerly, SK Infosec Co., Ltd.)
	2-3
	1st exercise	2nd exercise	3rd exercise
Risk-free interest rate	0.89%	0.97%	0.97%
Estimated option’s life	2 years	2.5 years	3 years
Share price (Closing price on the preceding day)	27,913	28,865	29,064
Expected volatility	27.87%	27.87%	27.87%
Expected dividends	0.00%	0.00%	0.00%
Exercise price	22,472	22,472	22,472
Per-share fair value of the option	5,441	6,393	6,592

(In won)	ADT CAPS Co., Ltd.(Formerly, SK Infosec Co., Ltd.)
	2-4
	1st exercise	2nd exercise	3rd exercise
Risk-free interest rate	0.89%	0.97%	0.97%
Estimated option’s life	2 years	2.5 years	3 years
Share price (Closing price on the preceding day)	29,132	29,817	30,070
Expected volatility	27.87%	27.87%	27.87%
Expected dividends	0.00%	0.00%	0.00%
Exercise price	24,270	24,270	24,270
Per-share fair value of the option	4,862	5,547	5,800

(In won)	ADT CAPS Co., Ltd.(Formerly, SK Infosec Co., Ltd.)
	3-1
	1st exercise	2nd exercise	3rd exercise
Risk-free interest rate	0.89%	0.97%	0.97%
Estimated option’s life	2 years	2.5 years	3 years
Share price (Closing price on the preceding day)	26,784	28,128	28,261
Expected volatility	27.87%	27.87%	27.87%
Expected dividends	0.00%	0.00%	0.00%
Exercise price	20,807	20,807	20,807
Per-share fair value of the option	5,977	7,321	7,454

SK TELECOM CO., LTD. and Subsidiaries

Notes to the Condensed Consolidated Interim Financial Statements

For the three-month periods ended March 31, 2021 and 2020

20.	Share Option, Continued

(3)

The Group used the binomial option-pricing model or Monte-Carlo simulation in the measurement of the fair value of the share options at grant date and the inputs used in the model are as follows, Continued:

(In won)	ADT CAPS Co., Ltd.(Formerly, SK Infosec Co., Ltd.)
	3-2
	1st exercise	2nd exercise	3rd exercise
Risk-free interest rate	0.89%	0.97%	0.97%
Estimated option’s life	2 years	2.5 years	3 years
Share price (Closing price on the preceding day)	27,913	28,865	29,064
Expected volatility	27.87%	27.87%	27.87%
Expected dividends	0.00%	0.00%	0.00%
Exercise price	22,472	22,472	22,472
Per-share fair value of the option	5,441	6,393	6,592

(In won)	ADT CAPS Co., Ltd.(Formerly, SK Infosec Co., Ltd.)
	3-3
	1st exercise	2nd exercise	3rd exercise
Risk-free interest rate	0.89%	0.97%	0.97%
Estimated option’s life	2 years	2.5 years	3 years
Share price (Closing price on the preceding day)	29,132	29,817	30,070
Expected volatility	27.87%	27.87%	27.87%
Expected dividends	0.00%	0.00%	0.00%
Exercise price	24,270	24,270	24,270
Per-share fair value of the option	4,862	5,547	5,800

As FSK L&S Co., Ltd., and ADT CAPS Co., Ltd.(Formerly, SK Infosec Co., Ltd.), the subsidiaries of the Parent Company, are unlisted, the share price is calculated using the discounted cash flow model.

21.	Retained Earnings

Retained earnings as of March 31, 2021 and December 31, 2020 are as follows:

(In millions of won)
	March 31, 2021		December 31, 2020
Appropriated:
Legal reserve	~~W~~	22,320	22,320
Reserve for business expansion		11,631,138	11,631,138
Reserve for technology development		4,365,300	4,365,300

		15,996,438	15,996,438
Unappropriated		6,857,061	6,963,155

	~~W~~	22,875,819	22,981,913

SK TELECOM CO., LTD. and Subsidiaries

Notes to the Condensed Consolidated Interim Financial Statements

For the three-month periods ended March 31, 2021 and 2020

22.	Reserves

(1)	Details of reserves, net of taxes, as of March 31, 2021 and December 31, 2020 are as follows:

(In millions of won)
	March 31, 2021		December 31, 2020
Valuation gain on FVOCI	~~W~~	608,658	438,979
Other comprehensive loss of investments in associates and joint ventures		(279,218)	(392,333)
Valuation gain on derivatives		14,882	17,615
Foreign currency translation differences for foreign operations		(7,821)	(24,122)

	~~W~~	336,501	40,139

(2)	Changes in reserves for the three-month periods ended March 31, 2021 and 2020 are as follows:

(In millions of won)
	Valuation gain (loss) on financial assets at FVOCI		Other comprehensive income (loss) of investments in associates and joint ventures	Valuation gain (loss) on derivatives	Foreign currency translation differences for foreign operations	Total
Balance at January 1, 2020	~~W~~	(47,086)	(278,142)	(920)	(3,428)	(329,576)
Changes, net of taxes		(19,002)	109,796	4,581	17,446	112,821
Balance at March 31, 2020	~~W~~	(66,088)	(168,346)	3,661	14,018	(216,755)
Balance at January 1, 2021	~~W~~	438,979	(392,333)	17,615	(24,122)	40,139
Changes, net of taxes		169,679	113,115	(2,733)	16,301	296,362

Balance at March 31, 2021	~~W~~	608,658	(279,218)	14,882	(7,821)	336,501

23.	Other Operating Expenses

Details of other operating expenses for the three-month periods ended March 31, 2021 and 2020 are as follows:

(In millions of won)	For the three-month period ended
	March 31, 2021		March 31, 2020
Communication	~~W~~	10,083	10,592
Utilities		87,808	86,393
Taxes and dues		7,916	8,371
Repair		90,031	80,530
Research and development		100,689	110,315
Training		6,649	8,232
Bad debt for accounts receivable – trade		7,475	17,318
Travel		3,219	5,181
Others		95,058	68,127

	~~W~~	408,928	395,059

SK TELECOM CO., LTD. and Subsidiaries

Notes to the Condensed Consolidated Interim Financial Statements

For the three-month periods ended March 31, 2021 and 2020

24.	Other Non-Operating Income and Expenses

Details of other non-operating income and expenses for the three-month periods ended March 31, 2021 and 2020 are as follows:

(In millions of won)	For the three-month period ended
	March 31, 2021		March 31, 2020
Other non-operating Income:
Gain on disposal of property and equipment and intangible assets	~~W~~	2,738	1,549
Gain on business transfer		—	12,451
Reversal of loss allowance for accounts receivable – other		55	—
Reversal for loss on impairment on other investment securities		5,021	—
Others		12,224	2,619

	~~W~~	20,038	16,619

Other non-operating Expenses:
Loss on disposal of property and equipment and intangible assets	~~W~~	6,029	7,085
Donations		3,604	6,452
Bad debt for accounts receivable – other		—	791
Others		3,961	2,790

	~~W~~	13,594	17,118

SK TELECOM CO., LTD. and Subsidiaries

Notes to the Condensed Consolidated Interim Financial Statements

For the three-month periods ended March 31, 2021 and 2020

25.	Finance Income and Costs

(1)	Details of finance income and costs for the three-month periods ended March 31, 2021 and 2020 are as follows:

(In millions of won)	For the three-month period ended
	March 31, 2021		March 31, 2020
Finance Income:
Interest income	~~W~~	12,250	12,949
Gain on sale of accounts receivable – other		7,921	4,679
Dividends		1,039	732
Gain on foreign currency transactions		1,573	2,092
Gain on foreign currency translations		8,427	10,568
Gain on settlement of derivatives		141	7,537
Gain relating to financial assets at FVTPL		35,179	442

	~~W~~	66,530	38,999

Finance Costs:
Interest expenses	~~W~~	86,495	100,511
Loss on foreign currency transactions		1,872	2,250
Loss on foreign currency translations		6,231	7,002
Loss on settlement of derivatives		—	1,866
Loss relating to financial assets at FVTPL		5,775	744

	~~W~~	100,373	112,373

(2)	Details of interest income included in finance income for the three-month periods ended March 31, 2021 and 2020 are as follows:

(In millions of won)	For the three-month period ended
	March 31, 2021		March 31, 2020
Interest income on cash equivalents and short-term financial instruments	~~W~~	5,210	6,377
Interest income on loans and others		7,040	6,572

	~~W~~	12,250	12,949

(3)	Details of interest expenses included in finance costs for the three-month periods ended March 31, 2021 and 2020 are as follows:

(In millions of won)	For the three-month period ended
	March 31, 2021		March 31, 2020
Interest expense on borrowings	~~W~~	18,416	25,805
Interest expense on debentures		56,056	56,897
Others		12,023	17,809

	~~W~~	86,495	100,511

SK TELECOM CO., LTD. and Subsidiaries

Notes to the Condensed Consolidated Interim Financial Statements

For the three-month periods ended March 31, 2021 and 2020

25.	Finance Income and Costs, Continued

(4)	Details of impairment losses for financial assets for the three-month periods ended March 31, 2021 and 2020 are as follows:

(In millions of won)	For the three-month period ended
	March 31, 2021		March 31, 2020
Accounts receivable – trade	~~W~~	7,475	17,318
Other receivables		(55)	791

	~~W~~	7,420	18,109

26.	Income Tax Expense

Income tax expense was calculated by considering current tax expense, adjusted to changes in estimates related to prior periods, and deferred tax expense due to origination and reversal of temporary differences.

27.	Earnings per Share

(1)	Basic earnings per share

1)	Basic earnings per share for the three-month periods ended March 31, 2021 and 2020 are calculated as follows:

(In millions of won, except for share data)	For the three-month periods ended
	March 31, 2021		March 31, 2020
Profit attributable to owners of the Parent Company	~~W~~	558,265	308,545
Interest on hybrid bonds		(3,692)	(3,692)
Profit attributable to owners of the Parent Company on common shares		554,573	304,853
Weighted average number of common shares outstanding		71,165,780	73,136,448

Basic earnings per share (in won)	~~W~~	7,793	4,168

2)	The weighted average number of common shares outstanding for the three-month periods ended March 31, 2021 and 2020 are calculated as follows:

(In shares)	For the three-month period ended March 31, 2021
	Number of common shares	Weighted average number of common shares
Issued shares at January 1, 2021	80,745,711	80,745,711
Treasury shares at January 1, 2021	(9,418,558)	(9,418,558)
Acquisition of treasury shares	(288,000)	(238,000)
Disposal of treasury shares	120,990	76,627

	71,160,143	71,165,780

SK TELECOM CO., LTD. and Subsidiaries

Notes to the Condensed Consolidated Interim Financial Statements

For the three-month periods ended March 31, 2021 and 2020

27.	Earnings per Share, Continued

(1)	Basic earnings per share, Continued

2)	The weighted average number of common shares outstanding for the three-month periods ended March 31, 2021 and 2020 are calculated as follows, Continued:

(In shares)	For the three-month period ended March 31, 2020
	Number of common shares	Weighted average number of common shares
Issued shares at January 1, 2020	80,745,711	80,745,711
Treasury shares at January 1, 2020	(7,609,263)	(7,609,263)

	73,136,448	73,136,448

(2)	Diluted earnings per share

1)	Diluted earnings per share for the three-month period ended March 31, 2021 are calculated as follows:

(In millions of won, except for share data)	For the three-month period ended March 31, 2021
Profit for the period on common shares	~~W~~	554,573
Adjusted weighted average number of common shares outstanding		71,196,407

Diluted earnings per share (in won)	~~W~~	7,789

2)	The adjusted weighted average number of common shares outstanding for the three-month period ended March 31, 2021 are calculated as follows:

(In shares)	For the three-month period ended March 31, 2021
Outstanding shares at January 1, 2021	71,327,153
Effect of treasury shares	(161,373)
Effect of share option	30,627

Adjusted weighted average number of common shares outstanding	71,196,407

For the three-month period ended March 31, 2020, diluted earnings per share are the same as basic earnings per share as there are no dilutive potential common shares.

SK TELECOM CO., LTD. and Subsidiaries

Notes to the Condensed Consolidated Interim Financial Statements

For the three-month periods ended March 31, 2021 and 2020

28.	Categories of Financial Instruments

(1)	Financial assets by category as of March 31, 2021 and December 31, 2020 are as follows:

(In millions of won)	March 31, 2021
	Financial assets at FVTPL		Equity instruments at FVOCI	Debt instruments at FVOCI	Financial assets at amortized cost	Derivatives hedging instrument	Total
Cash and cash equivalents	~~W~~	—	—	—	1,231,339	—	1,231,339
Financial instruments		—	—	—	1,349,875	—	1,349,875
Short-term investment securities		108,760	—	—	—	—	108,760
Long-term investment securities(*)		191,458	1,721,990	1,125	—	—	1,914,573
Accounts receivable – trade		—	—	—	2,238,663	—	2,238,663
Loans and other receivables		450,423	—	—	1,403,116	—	1,853,539
Derivative financial assets		102,274	—	—	—	108,574	210,848

	~~W~~	852,915	1,721,990	1,125	6,222,993	108,574	8,907,597

(*)	The Group designated ~~W~~1,721,990 million of equity instruments that are not held for trading as financial assets at FVOCI.

(In millions of won)	December 31, 2020
	Financial assets at FVTPL		Equity instruments at FVOCI	Debt instruments at FVOCI	Financial assets at amortized cost	Derivatives hedging instrument	Total
Cash and cash equivalents	~~W~~	—	—	—	1,369,653	—	1,369,653
Financial instruments		—	—	—	1,427,845	—	1,427,845
Short-term investment securities		150,392	—	—	—	—	150,392
Long-term investment securities(*)		193,396	1,454,361	1,080	—	—	1,648,837
Accounts receivable – trade		—	—	—	2,214,353	—	2,214,353
Loans and other receivables		517,175	—	—	1,220,828	—	1,738,003
Derivative financial assets		99,559	—	—	—	65,136	164,695

	~~W~~	960,522	1,454,361	1,080	6,232,679	65,136	8,713,778

(*)	The Group designated ~~W~~1,454,361 million of equity instruments that are not held for trading as financial assets measured at FVOCI.

SK TELECOM CO., LTD. and Subsidiaries

Notes to the Condensed Consolidated Interim Financial Statements

For the three-month periods ended March 31, 2021 and 2020

28.	Categories of Financial Instruments, Continued

(2)	Financial liabilities by category as of March 31, 2021, and December 31, 2020, are as follows:

(In millions of won)	March 31, 2021
	Financial liabilities at FVTPL		Financial liabilities at amortized cost	Derivatives hedging instrument	Total
Accounts payable – trade	~~W~~	—	336,523	—	336,523
Derivative financial liabilities		333,099	—	22,651	355,750
Borrowings		—	2,181,203	—	2,181,203
Debentures		—	8,678,320	—	8,678,320
Lease liabilities(*)		—	1,454,365	—	1,454,365
Accounts payable – other and others		—	5,719,111	—	5,719,111

	~~W~~	333,099	18,369,522	22,651	18,725,272

(In millions of won)	December 31, 2020
	Financial liabilities at FVTPL		Financial liabilities at amortized cost	Derivatives hedging instrument	Total
Accounts payable – trade	~~W~~	—	372,909	—	372,909
Derivative financial liabilities		333,099	—	42,061	375,160
Borrowings		—	2,138,922	—	2,138,922
Debentures		—	8,579,743	—	8,579,743
Lease liabilities(*)		—	1,436,777	—	1,436,777
Accounts payable – other and others		—	6,051,550	—	6,051,550

	~~W~~	333,099	18,579,901	42,061	18,955,061

(*)

Lease liabilities are not applicable on category of financial liabilities, but are classified as financial liabilities measured at amortized cost on consideration of nature for measurement of liabilities.

SK TELECOM CO., LTD. and Subsidiaries

Notes to the Condensed Consolidated Interim Financial Statements

For the three-month periods ended March 31, 2021 and 2020

29.	Financial Risk Management

(1)	Financial risk management

The Group is exposed to credit risk, liquidity risk and market risk. Market risk is the risk related to the changes in market prices, such as foreign exchange rates and interest rates. The Group implements a risk management system to monitor and manage these specific risks.

The Group’s financial assets consist of cash and cash equivalents, financial instruments, investment securities and accounts receivable – trade and others, etc. Financial liabilities consist of accounts payable – trade and other, borrowings, debentures, lease liabilities and others.

1)	Market risk

(i)	Currency risk

The Group incurs exchange position due to revenue and expenses from its global operations. Major foreign currencies where the currency risk occurs are USD, EUR and JPY. The Group determines the currency risk management policy after considering the nature of business and the presence of methods that mitigate the currency risk for each Group entities. Currency risk occurs on forecasted transactions and recognized assets and liabilities which are denominated in a currency other than the functional currency of each Group entity. The Group manages currency risk arising from business transactions by using currency forwards, etc.

Monetary assets and liabilities denominated in foreign currencies as of March 31, 2021 are as follows:

(In millions of won, thousands of foreign currencies)
	Assets			Liabilities
	Foreign currencies	Won equivalent		Foreign currencies	Won equivalent
USD	169,202	~~W~~	191,791	1,552,218	~~W~~	1,759,439
EUR	13,400		17,799	10,038		13,333
JPY	346,032		3,555	193,496		1,988
Others	203		9,900	20		4,150

		~~W~~	223,045		~~W~~	1,778,910

In addition, the Group has entered into cross currency swaps to hedge against currency risk related to foreign currency borrowings and debentures.

As of March 31, 2021, a hypothetical change in exchange rates by 10% would have increased (decreased) the Group’s income before income tax as follows:

(In millions of won)
	If increased by 10%		If decreased by 10%
USD	~~W~~	14,194	(14,194)
EUR		447	(447)
JPY		156	(156)
Others		575	(575)

	~~W~~	15,372	(15,372)

SK TELECOM CO., LTD. and Subsidiaries

Notes to the Condensed Consolidated Interim Financial Statements

For the three-month periods ended March 31, 2021 and 2020

29.	Financial Risk Management, Continued

(1)	Financial risk management, Continued

1)	Market risk, Continued

(ii) Interest rate risk

The interest rate risk of the Group arises from borrowings, debenture, and long-term payables – other. Since the Group’s interest-bearing assets are mostly fixed-interest bearing assets, the Group’s revenue and operating cash flows from the interest-bearing assets are not influenced by the changes in market interest rates.

The Group performs various analysis to reduce interest rate risk and to optimize its financing. To minimize risks arising from changes in interest rates, the Group takes various measures, such as refinancing, renewal, alternative financing and hedging.

As of March 31, 2021, the floating-rate borrowings and debentures of the Group are ~~W~~112,438 million and ~~W~~340,050 million, respectively, and the Group has entered into interest rate swap agreements for most of floating rate borrowings and debentures to hedge interest rate risk. If the interest rate increases (decreases) 1% with all other variables held constant, income before income taxes for the three-month period ended March 31, 2021 would change by ~~W~~118 million in relation to the floating-rate borrowings that are exposed to interest rate risk.

As of March 31, 2021, the floating-rate long-term payables – other are ~~W~~1,200,691 million. If the interest rate increases (decreases) 1% with all other variables held constant, income before income taxes for the three-month ended March 31, 2021 would change by ~~W~~3,002 million in relation to the floating-rate long-term payables – other that are exposed to interest rate risk.

2)	Credit risk

The maximum credit exposure as of March 31, 2021 and December 31, 2020 are as follows:

(In millions of won)
	March 31, 2021		December 31, 2020
Cash and cash equivalents	~~W~~	1,231,086	1,369,423
Financial instruments		1,349,875	1,427,845
Investment securities		2,025	4,154
Accounts receivable – trade		2,238,663	2,214,353
Contract assets		163,411	148,281
Loans and other receivables		1,853,539	1,738,003
Derivative financial assets		210,848	164,695

	~~W~~	7,049,447	7,066,754

SK TELECOM CO., LTD. and Subsidiaries

Notes to the Condensed Consolidated Interim Financial Statements

For the three-month periods ended March 31, 2021 and 2020

29.	Financial Risk Management, Continued

(1)	Financial risk management, Continued

2)	Credit risk, Continued

Credit risk is the risk of financial loss to the Group if a customer or counterparty to a financial instrument fails to meet its contractual obligations. To manage credit risk, the Group evaluates the credit worthiness of each customer or counterparty considering the party’s financial information, its own trading records and other factors. Based on such information, the Group establishes credit limits for each customer or counterparty.

The Group establishes a loss allowance in respect of accounts receivable – trade and contract assets. The main components of this allowance are a specific loss component that relates to individually significant exposures and a collective loss component established for groups of similar assets in respect of losses that are expected to occur. The collective loss allowance is determined based on historical data of collection statistics for similar financial assets. Also, the Group’s credit risk can arise from transactions with financial institutions related to its cash and cash equivalents, financial instruments and derivatives. To minimize such risk, the Group has a policy to deal only with financial institutions with high credit ratings. The amount of maximum exposure to credit risk of the Group is the carrying amount of financial assets as of March 31, 2021.

3)	Liquidity risk

The Group’s approach to managing liquidity is to ensure that it will always maintain sufficient cash and cash equivalent balances and have enough liquidity through various committed credit lines. The Group maintains enough liquidity within credit lines through active operating activities.

Contractual maturities of financial liabilities as of March 31, 2021 are as follows:

(In millions of won)
	Carrying amount		Contractual cash flows	Less than 1 year	1 - 5 years	More than 5 years
Accounts payable – trade	~~W~~	336,523	336,523	336,523	—	—
Borrowings(*)		2,181,203	2,511,005	222,988	2,288,017	—
Debentures(*)		8,678,320	9,853,748	1,318,186	5,486,972	3,048,590
Lease liabilities		1,454,365	1,572,622	434,637	881,994	255,991
Accounts payable – other and others(*)		5,719,111	5,781,352	4,769,842	827,919	183,591

	~~W~~	18,369,522	20,055,250	7,082,176	9,484,902	3,488,172

(*)	Includes interest payables.

The Group does not expect that the cash flows included in the maturity analysis could occur significantly earlier or at different amounts.

SK TELECOM CO., LTD. and Subsidiaries

Notes to the Condensed Consolidated Interim Financial Statements

For the three-month periods ended March 31, 2021 and 2020

29.	Financial Risk Management, Continued

(1)	Financial risk management, Continued

3)	Liquidity risk, Continued

As of March 31, 2021, periods in which cash flows from cash flow hedge derivatives are expected to occur are as follows:

(In millions of won)
	Carrying amount		Contractual cash flows	Less than 1 year	1 -5 years	More than 5 years
Assets	~~W~~	108,574	109,998	17,490	95,979	(3,471)
Liabilities		(22,651)	(23,293)	(973)	(22,320)	—

	~~W~~	85,923	86,705	16,517	73,659	(3,471)

(2)	Capital management

The Group manages its capital to ensure that it will be able to continue as a business while maximizing the return to shareholders through the optimization of its debt and equity structure. The overall strategy of the Group is the same as that for the year ended December 31, 2020.

The Group monitors its debt-equity ratio as a capital management indicator. This ratio is calculated as total liabilities divided by total equity; both are from the condensed consolidated interim financial statements.

Debt-equity ratio as of March 31, 2021 and December 31, 2020 are as follows:

(In millions of won)
	March 31, 2021		December 31, 2020
Total liabilities	~~W~~	23,192,368	23,510,714
Total equity		24,569,099	24,396,243
Debt-equity ratios		94.40%	96.37%

SK TELECOM CO., LTD. and Subsidiaries

Notes to the Condensed Consolidated Interim Financial Statements

For the three-month periods ended March 31, 2021 and 2020

29.	Financial Risk Management, Continued

(3)	Fair value

1)	Fair value and carrying amount of financial assets and liabilities including fair value hierarchy as of March 31, 2021 and December 31, 2020 are as follows:

(In millions of won)	March 31, 2021
	Carrying amount		Level 1	Level 2	Level 3	Total
Financial assets that are measured at fair value:
FVTPL	~~W~~	852,915	55,462	530,183	267,270	852,915
Derivatives hedging instruments		108,574	—	108,574	—	108,574
FVOCI		1,723,115	1,147,844	—	575,271	1,723,115

	~~W~~	2,684,604	1,203,306	638,757	842,541	2,684,604

Financial liabilities that are measured at fair value:
FVTPL	~~W~~	333,099	—	—	333,099	333,099
Derivatives hedging instruments		22,651	—	22,651	—	22,651

	~~W~~	355,750	—	22,651	333,099	355,750

Financial liabilities that are not measured at fair value:
Borrowings	~~W~~	2,181,203	—	2,348,151	—	2,348,151
Debentures		8,678,320	—	9,101,965	—	9,101,965
Long-term payables – other		1,157,812	—	1,163,094	—	1,163,094

	~~W~~	12,017,335	—	12,613,210	—	12,613,210

(In millions of won)	December 31, 2020
	Carrying amount		Level 1	Level 2	Level 3	Total
Financial assets that are measured at fair value:
FVTPL	~~W~~	960,522	60,473	629,732	270,317	960,522
Derivatives hedging instruments		65,136	—	65,136	—	65,136
FVOCI		1,455,441	885,452	—	569,989	1,455,441

	~~W~~	2,481,099	945,925	694,868	840,306	2,481,099

Financial liabilities that are measured at fair value:
FVTPL	~~W~~	333,099	—	—	333,099	333,099
Derivatives hedging instruments		42,061	—	42,061	—	42,061

	~~W~~	375,160	—	42,061	333,099	375,160

Financial liabilities that are not measured at fair value:
Borrowings	~~W~~	2,138,923	—	2,282,316	—	2,282,316
Debentures		8,579,743	—	9,085,324	—	9,085,324
Long-term payables – other		1,566,954	—	1,582,805	—	1,582,805

	~~W~~	12,285,620	—	12,950,445	—	12,950,445

SK TELECOM CO., LTD. and Subsidiaries

Notes to the Condensed Consolidated Interim Financial Statements

For the three-month periods ended March 31, 2021 and 2020

29.	Financial Risk Management, Continued

(3)	Fair value, Continued

1)	Fair value and carrying amount of financial assets and liabilities based on fair value hierarchy as of March 31, 2021 and December 31, 2020, are as follows, Continued:

The above information does not include fair values of financial assets and liabilities of which fair values have not been measured as carrying amounts are reasonable approximation of fair values.

Fair value of the financial instruments that are traded in an active market (financial assets at FVOCI and FVPTL) is measured based on the bid price at the end of the reporting date.

The Group uses various valuation methods for determination of fair value of financial instruments that are not traded in an active market. Derivative financial contracts and long-term liabilities are measured using the discounted present value methods. Other financial assets are determined using the methods such as discounted cash flow and market approach. Inputs used for such valuation methods include swap rate, interest rate and risk premium, and the Group performs valuation using the inputs which are consistent with natures of assets and liabilities measured.

Interest rates used by the Group for the fair value measurement as of March 31, 2021 are as follows:

Interest rate
Derivative instruments	0.14% ~ 3.90%
Borrowings and debentures	0.96% ~ 2.36%
Long-term payables – other	1.05% ~ 1.95%

2)

There have been no transfers between Level 2 and Level 1 for the three-month period ended March 31, 2021. The changes of financial assets and liabilities classified as Level 3 for the three-month period ended March 31, 2021 are as follows:

(In millions of won)
	Balance at January 1, 2021		Gain for the period	OCI	Acquisition	Disposal	Transfer	Balance at March 31, 2021
Financial assets:
FVTPL	~~W~~	270,317	34,528	4,303	13,125	(57,174)	2,171	267,270
FVOCI		569,989	—	3,389	1,893	—	—	575,271

	~~W~~	840,306	34,528	7,692	15,018	(57,174)	2,171	842,541

Financial liabilities:
FVTPL	~~W~~	(333,099)	—	—	—	—	—	(333,099)

SK TELECOM CO., LTD. and Subsidiaries

Notes to the Condensed Consolidated Interim Financial Statements

For the three-month periods ended March 31, 2021 and 2020

29.	Financial Risk Management, Continued

(4)	Enforceable master netting agreement or similar agreement

Carrying amount of financial instruments recognized of which offset agreements are applicable as of March 31, 2021 and December 31, 2020 are as follows:

(In millions of won)	March 31, 2021
	Gross financial instruments recognized		Amount offset	Net financial instruments presented on the condensed consolidated interim statement of financial position
Financial assets:
Accounts receivable – trade and others	~~W~~	228,949	(222,878)	6,071
Financial liabilities:
Accounts payable – other and others	~~W~~	227,314	(222,878)	4,436

(In millions of won)	December 31, 2020
	Gross financial instruments recognized		Amount offset	Net financial instruments presented on the statements of financial position	Relevant financial instruments not offset	Net amount
Financial assets:
Derivative instruments(*)	~~W~~	8,015	—	8,015	(453)	7,562
Accounts receivable – trade and others		317,332	(203,403)	113,929	—	113,929

	~~W~~	325,347	(203,403)	121,944	(453)	121,491

Financial liabilities:
Derivative instruments(*)	~~W~~	453	—	453	(453)	—
Accounts payable – other and others		301,996	(203,403)	98,593	—	98,593

	~~W~~	302,449	(203,403)	99,046	(453)	98,593

(*)	The balance represents the net amount under the standard terms and conditions of International Swaps and Derivatives Association.

SK TELECOM CO., LTD. and Subsidiaries

Notes to the Condensed Consolidated Interim Financial Statements

For the three-month periods ended March 31, 2021 and 2020

30.	Transactions with Related Parties

(1)	List of related parties

Relationship	Company
Ultimate Controlling Entity	SK Inc. (Formerly, SK Holdings Co., Ltd.)
Joint ventures	Dogus Planet, Inc. and 4 others
Associates	SK hynix Inc. and 56 others
Others	The Ultimate Controlling Entity’s subsidiaries and associates, etc.

As of March 31, 2021, the Group is included to SK Group, a conglomerate as defined in the Monopoly Regulation and Fair Trade Act. All of the other entities included in SK Group are considered related parties of the Group.

(2)	Compensation for the key management

The Parent Company considers registered directors (3 executive and 5 non-executive directors) who have substantial role and responsibility in planning, operations and relevant controls of the business as key management. The compensation given to such key management for the three-month periods ended March 31, 2021 and 2020 are as follows:

(In millions of won)	For the three-month period ended
	March 31, 2021		March 31, 2020
Salaries	~~W~~	3,480	4,849
Defined benefits plan expenses		1,815	2,933
Share option		32	32

		~~W~~ 5,327	7,814

Compensation for the key management includes salaries, non-monetary salaries and retirement benefits made in relation to the pension plan and compensation expenses related to share options granted.

SK TELECOM CO., LTD. and Subsidiaries

Notes to the Condensed Consolidated Interim Financial Statements

For the three-month periods ended March 31, 2021 and 2020

30.	Transactions with Related Parties, Continued

(3)	Transactions with related parties for the three-month periods ended March 31, 2021 and 2020 are as follows:

(In millions of won)		For the three-month period ended March 31, 2021
Scope	Company	Operating revenue and others		Operating expense and others(*1)	Acquisition of property and equipment
Ultimate Controlling Entity	SK Inc. (Formerly, SK Holdings Co., Ltd.)(*2)	~~W~~	9,092	285,366	2,168

Associates	F&U Credit information Co., Ltd.		786	12,715	—
	SK hynix Inc.(*3)		200,383	134	—
	KEB HanaCard Co., Ltd.		20	842	—
	SK Wyverns Co., Ltd.(*4)		202	8,203	—
	Content Wavve Co., Ltd.		19	695	—
	Others		13,272	432	—

			214,682	23,021	—

Others	SK Engineering & Construction Co., Ltd.		2,761	—	—
	SK Innovation Co., Ltd.		12,101	4,631	—
	SK Networks Co., Ltd.(*5)		2,985	301,471	24
	SK Networks Services Co., Ltd.		1,746	17,225	12
	SK Telesys Co., Ltd.		70	1,366	1,562
	SK TNS Co., Ltd.		59	4,337	22,378
	SK Energy Co., Ltd.		2,410	408	—
	SK hynix Semiconductor (China) Ltd.		15,923	—	—
	SK Battery Hungary Kft.		9,304	—	—
	SK Global Chemical Co., Ltd.		2,779	8	—
	SK Global Chemical International Trading (Shanghai) Co., Ltd.		3,506	—	—
	Happy Narae Co., Ltd.		2,081	4,604	4,941
	Others		31,699	37,824	5,593

			87,424	371,874	34,510

		~~W~~	311,198	680,261	36,678

(*1)	Operating expense and others include lease payments by the Group.
(*2)	Operating expense and others include ~~W~~194,617 million of dividends declared by the Parent Company.
(*3)	Operating revenue and others include ~~W~~170,937 million of dividends declared by SK hynix Inc. which was deducted from the investment in associates.
(*4)	Transactions with SK Wyverns Co., Ltd. occurred before disposal.
(*5)	Operating expenses and others include costs for handset purchases amounting to ~~W~~289,418 million.

SK TELECOM CO., LTD. and Subsidiaries

Notes to the Condensed Consolidated Interim Financial Statements

For the three-month periods ended March 31, 2021 and 2020

30.	Transactions with Related Parties, Continued

(3)	Transactions with related parties for the three-month periods ended March 31, 2021 and 2020 are as follows, Continued:

(In millions of won)		For the three-month period ended March 31, 2020
Scope	Company	Operating revenue and others		Operating expense and others(*1)	Acquisition of property and equipment
Ultimate Controlling Entity	SK Inc. (Formerly, SK Holdings Co., Ltd.)(*2)	~~W~~	9,051	291,614	2,144

Associates	F&U Credit information Co., Ltd.		477	12,412	—
	SK hynix Inc.(*3)		159,579	61	—
	KEB HanaCard Co., Ltd.		151	787	—
	SK Wyverns Co., Ltd.		316	9,429	—
	Others		12,629	11,855	—

			173,152	34,544	—

Others	SK Engineering & Construction Co., Ltd.		4,595	1	—
	SK Innovation Co., Ltd.		18,010	4,140	—
	SK Networks Co., Ltd.(*4)		3,675	269,312	6
	SK Networks Services Co., Ltd.		1,237	17,519	103
	SK Telesys Co., Ltd.		98	2,566	658
	SK TNS Co., Ltd.		56	8,259	20,640
	SK Energy Co., Ltd.		2,104	74	—
	SK hynix Semiconductor (China) Ltd.		12,034	—	—
	SK Global Chemical International Trading (Shanghai) Co., Ltd.		2,696	8	—
	Happy Narae Co., Ltd.		2,163	4,116	10,757
	Others		29,322	28,519	6,248

			75,990	334,514	38,412

		~~W~~	258,193	660,672	40,556

(*1)	Operating expense and others include lease payments by the Group.
(*2)	Operating expense and others include ~~W~~194,617 million of dividends declared by the Parent Company.
(*3)	Operating revenue and others include ~~W~~146,100 million of dividends declared by SK hynix Inc. which was deducted from the investment in associates.
(*4)	Operating expenses and others include costs for handset purchases amounting to ~~W~~257,321 million.

SK TELECOM CO., LTD. and Subsidiaries

Notes to the Condensed Consolidated Interim Financial Statements

For the three-month periods ended March 31, 2021 and 2020

30.	Transactions with Related Parties, Continued

(4)	Account balances with related parties as of March 31, 2021 and December 31, 2020 are as follows:

(In millions of won)		March 31, 2021
		Receivables			Payables
Scope	Company	Loans		Accounts receivable – trade, etc.	Accounts payable – other, etc.
Ultimate Controlling Entity	SK Inc. (Formerly, SK Holdings Co., Ltd.)	~~W~~	—	5,044	229,652

Associates	F&U Credit information Co., Ltd.		—	18	5,633
	SK hynix Inc.		—	201,072	156
	Wave City Development Co., Ltd.(*1)		—	25,782	—
	Daehan Kanggun BcN Co., Ltd.(*2)		22,147	2,445	—
	KEB HanaCard Co., Ltd.		—	634	76,546
	Content Wavve Co., Ltd.		—	408	20
	Others		—	2,643	155

			22,147	233,002	82,510

Others	SK Engineering & Construction Co., Ltd.		—	1,754	—
	SK Innovation Co., Ltd.		—	7,521	38,995
	SK Networks Co., Ltd.		—	2,170	100,843
	SK Networks Services Co., Ltd.		—	550	5,900
	SK Telesys Co., Ltd.		—	21	3,460
	SK TNS Co., Ltd.		—	8	21,365
	SK Energy Co., Ltd.		—	2,437	2,086
	SK hystec Co., Ltd.		—	1,151	6,191
	SK hynix Semiconductor (China) Ltd.		—	5,538	—
	SK Battery Hungary Kft.		—	3,474	—
	SK Global Chemical Co., Ltd.		—	2,363	6
	SK Global Chemical International Trading (Shanghai) Co., Ltd.		—	1,541	21
	Happy Narae Co., Ltd.		—	750	3,546
	Others		—	20,543	34,374

			—	49,821	216,787

		~~W~~	22,147	287,867	528,949

(*1)	As of March 31, 2021, the Parent Company recognized loss allowance amounting to ~~W~~10,880 million on the accounts receivable – trade.
(*2)	As of March 31, 2021, the Parent Company recognized full loss allowance for the balance of loans to Daehan Kanggun BcN Co., Ltd.

SK TELECOM CO., LTD. and Subsidiaries

Notes to the Condensed Consolidated Interim Financial Statements

For the three-month periods ended March 31, 2021 and 2020

30.	Transactions with Related Parties, Continued

(4)	Account balances with related parties as of March 31, 2021 and December 31, 2020 are as follows, Continued:

(In millions of won)		December 31, 2020
		Receivables			Payables
Scope	Company	Loans		Accounts receivable – trade, etc.	Accounts payable – other, etc.
Ultimate Controlling Entity	SK Inc. (Formerly, SK Holdings Co., Ltd.)	~~W~~	—	6,449	64,373

Associates	F&U Credit information Co., Ltd.		—	10	4,699
	SK hynix Inc.		—	33,773	128
	Wave City Development Co., Ltd.(*1)		—	25,782	—
	Daehan Kanggun BcN Co., Ltd.(*2)		22,147	2,779	—
	KEB HanaCard Co., Ltd.		—	352	145,328
	Content Wavve Co., Ltd.		—	283	2,491
	Others		—	9,098	1,686

			22,147	72,077	154,332

Others	SK Engineering & Construction Co., Ltd.		—	1,521	152
	SK Innovation Co., Ltd.		—	11,737	44,105
	SK Networks Co., Ltd.		—	2,245	108,233
	SK Networks Services Co., Ltd.		—	579	7,103
	SK Telesys Co., Ltd.		—	37	9,253
	SK TNS Co., Ltd.		—	263	89,915
	SK Energy Co., Ltd.		—	3,502	1,837
	SK hystec Co., Ltd.		—	494	6,085
	SK hynix Semiconductor (China) Ltd.		—	5,896	—
	SK Battery Hungary Kft.		—	2,075	—
	SK Global Chemical Co., Ltd.		—	1,142	5
	SK Global Chemical International Trading (Shanghai) Co., Ltd.		—	795	21
	Happy Narae Co., Ltd.		—	720	16,534
	Others		—	15,564	120,575

			—	46,570	403,818

		~~W~~	22,147	125,096	622,523

(*1)	As of December 31, 2020, the Parent Company recognized loss allowance amounting to ~~W~~10,880 million on the accounts receivable – trade.

(*2)	As of December 31, 2020, the Parent Company recognized full loss allowance for the balance of loans to Daehan Kanggun BcN Co., Ltd.

SK TELECOM CO., LTD. and Subsidiaries

Notes to the Condensed Consolidated Interim Financial Statements

For the three-month periods ended March 31, 2021 and 2020

31.	Commitments and Contingencies

(1)	Collateral assets and commitments

SK Broadband Co., Ltd., a subsidiary of the Parent Company, has pledged its properties as collateral for leases on buildings in the amount of ~~W~~1,568 million as of March 31, 2021.

In addition, ADT CAPS Co., Ltd.(Formerly, SK Infosec Co., Ltd.), a subsidiary of the Parent Company, has pledged its shares of CAPSTEC Co., Ltd. for the long-term borrowings with a face value of ~~W~~1,950,000 million and Incross Co., Ltd., a subsidiary of the Parent Company, has pledged its ~~W~~21,211 million of short-term financial instrument for performance guarantee as of March 31, 2021.

(2)	Legal claims and litigations

As of March 31, 2021, the Group is involved in various legal claims and litigations. Provision recognized in relation to these claims and litigations is immaterial. In connection with those legal claims and litigations for which no provision was recognized, management does not believe the Group has a present obligation, nor is it expected that any of these claims or litigations will have a significant impact on the Group’s financial position or operating results in the event an outflow of resources is ultimately necessary.

Meanwhile, the pending litigation over the validity of partnership contract that SK Planet Co., Ltd., a subsidiary of the Parent Company, was involved as the defendant (Plaintiff: Nonghyup Bank) was settled by the agreement between the parties for the year ended December 31, 2018. As a result of the settlement, the credit card business partnership between the SK Planet Co., Ltd. and Nonghyup Bank will be maintained until April 2021, and the SK Planet Co., Ltd. is obligated to pay the commission fees based on the customers’ credit card usage until September 2021, the expiration date of the credit cards. The Group determined that the contract and the subsidiary agreements meet the definition of an onerous contract according to K-IFRS No.1037, for which the Group recognized provisions with the best estimate of the expenditure required to settle the present obligation at the end of the reporting period. In this regard, ~~W~~11,312 million are recognized as current provisions as of March of 31, 2021.

(3)	Accounts receivable from sale of handsets

The sales agents of the Parent Company sell handsets to the Parent Company’s subscribers on an installment basis. The Parent Company entered into comprehensive agreements to purchase accounts receivables from handset sales with retail stores and authorized dealers and to transfer the accounts receivables from handset sales to special purpose companies which were established with the purpose of liquidating receivables, respectively.

The accounts receivables from sale of handsets amounting to ~~W~~494,904 million and ~~W~~571,004 million as of March 31, 2021 and December 31, 2020, respectively, which the Parent Company purchased according to the relevant comprehensive agreement are recognized as accounts receivable – other and long-term accounts receivable – other.

SK TELECOM CO., LTD. and Subsidiaries

Notes to the Condensed Consolidated Interim Financial Statements

For the three-month periods ended March 31, 2021 and 2020

32.	Statements of Cash Flows

(1)	Adjustments for income and expenses from operating activities for the three-month periods ended March 31, 2021 and 2020 are as follows:

(In millions of won)	For the three-month period ended
	March 31, 2021		March 31, 2020
Interest income	~~W~~	(12,250)	(12,949)
Dividends		(1,039)	(732)
Gain on foreign currency translations		(8,427)	(10,568)
Gain on settlement of derivatives		(141)	(7,537)
Gain on sale of accounts receivable – other		(7,921)	(4,679)
Gain relating to investments in associates and joint ventures, net		(322,455)	(140,895)
Gain on disposal of property and equipment and intangible assets		(2,738)	(1,549)
Gain on business transfer		—	(12,451)
Gain relating to financial assets at FVTPL		(35,179)	(442)
Reversal for loss on impairment on other investment securities		(5,021)	—
Other income		(6,405)	(1,088)
Interest expense		86,495	100,511
Loss on foreign currency translations		6,231	7,002
Income tax expense		111,862	62,368
Expense related to defined benefit plan		49,141	48,951
Share option		1,045	1,019
Bonus paid by treasury shares		29,642	—
Depreciation and amortization		1,033,579	1,028,758
Bad debt for account receivables – trade		7,475	17,318
Loss on disposal of property and equipment and intangible assets		6,029	7,085
Bad debt(reversal) for accounts receivable – other		(55)	791
Loss on settlement of derivatives		—	1,866
Loss relating to financial assets at FVTPL		5,775	744
Other expenses		1,933	13,408

	~~W~~	937,576	1,096,931

SK TELECOM CO., LTD. and Subsidiaries

Notes to the Condensed Consolidated Interim Financial Statements

For the three-month periods ended March 31, 2021 and 2020

32.	Statements of Cash Flows, Continued

(2)	Changes in assets and liabilities from operating activities for the three-month periods ended March 31, 2021 and 2020 are as follows:

(In millions of won)	For the three-month period ended
	March 31, 2021		March 31, 2020
Accounts receivable – trade	~~W~~	(21,364)	52,480
Accounts receivable – other		8,928	(30,469)
Accrued income		—	273
Advanced payments		(25,429)	(17,620)
Prepaid expenses		(53,064)	18,475
Inventories		(50,572)	(43,193)
Long-term accounts receivable – other		46,059	44,071
Contract assets		(16,689)	19,795
Guarantee deposits		474	(5,046)
Accounts payable – trade		(32,512)	12,961
Accounts payable – other		(395,361)	(348,355)
Withholdings		130,954	80,430
Contract liabilities		14,912	15,278
Deposits received		2,910	(681)
Accrued expenses		(126,783)	(179,495)
Provisions		(7,415)	(7,053)
Long-term provisions		1,477	(1,117)
Plan assets		25,989	18,123
Retirement benefit payment		(30,582)	(26,324)
Others		5,090	51,295

	~~W~~	(522,978)	(346,172)

(3)	Significant non-cash transactions for the three-month periods ended March 31, 2021 and 2020 are as follows:

(In millions of won)	For the three-month period ended
	March 31, 2021		March 31, 2020
Decrease in accounts payable – other relating to the acquisition of property and equipment and intangible assets	~~W~~	(479,402)	(626,509)
Increase of right-of-use assets		192,210	196,824
Contribution in kind for investments		7,000	4,702

33.	Non-current assets Held for Sale

On February 25, 2021, the Parent Company has decided to dispose of certain land, buildings, structures and equipment (carrying value: ~~W~~35,280 million) to E-MART Inc. pursuant to the approval of the board of directors and reclassified the property and equipment as non-current assets held for sale.

SK TELECOM CO., LTD. and Subsidiaries

Notes to the Condensed Consolidated Interim Financial Statements

For the three-month periods ended March 31, 2021 and 2020

34.	Subsequent Events

(1)

The Parent Company is considering a potential corporate restructuring whereby the Parent Company will split into a wireless and fixed-line telecommunications company (including, among others, the Parent Company’s interest in SK Broadband Co., Ltd.) (the “Surviving Company”) and a holding company that holds interests in semiconductor and new information and communication technology (“New ICT”) businesses (including, among others, the Parent Company’s interest in SK hynix Inc., ADT CAPS Co., Ltd., Eleven Street Co., Ltd. and T map Mobility Co., Ltd.) (the “Spin-off Company”). The Surviving Company and the Spin-off Company will operate wireless and fixed-line telecommunication businesses and investment business as main business, respectively. A decision regarding the potential spin-off, if any, is expected to be made in the first half of 2021. The Parent Company will disclose such decision at such time.

(2)

On March 25, 2021, the board of directors of the Parent Company made a resolution to additionally contribute of ~~W~~100,000 million to Content Wavve Co., Ltd., an associate, for investing purpose. The contribution was completed on April 13, 2021.

(3)	On May 4, 2021, the board of directors of the Parent Company made a resolution to the retirement of treasury shares, and the details are as follows:

Type and the number of shares	8,685,568 common shares

Amount to be retired	~~W~~1,965,952 million

Retirement date	May 6, 2021

Acquisition of the shares which were retired	Treasury shares that were previously acquired by the Parent Company

(4)

On April 30, 2021, the board of directors of the DREAMUS COMPANY, a subsidiary of the Parent Company, made a resolution to approve a third-party allotment offering of ~~W~~70,000 million, and accordingly, 13,135,673 shares of registered convertible preferred stock will be issued on June 16, 2021.

SK TELECOM CO., LTD.

Condensed Separate Interim Financial Statements

(Unaudited)

March 31, 2021 and 2020

(With Independent Auditors’ Review Report Thereon)

Independent Auditors’ Review Report

Based on a report originally issued in Korean

To the Board of Directors and Shareholders

SK Telecom Co., Ltd.:

Reviewed financial statements

We have reviewed the accompanying condensed separate interim financial statements of SK Telecom Co., Ltd. (the “Company”), which comprise the condensed separate statement of financial position as of March 31, 2021, the condensed separate statements of income, comprehensive income, changes in equity and cash flows for the three-month periods ended March 31, 2021 and 2020, and notes, comprising a summary of significant accounting policies and other explanatory information.

Management’s responsibility

Management is responsible for the preparation and fair presentation of these condensed separate interim financial statements in accordance with Korean International Financial Reporting Standards (“K-IFRS”) No.1034, Interim Financial Reporting, and for such internal controls as management determines is necessary to enable the preparation of condensed separate interim financial statements that are free from material misstatement, whether due to fraud or error.

Auditors’ review responsibility

Our responsibility is to issue a report on these condensed separate interim financial statements based on our reviews.

We conducted our reviews in accordance with the Review Standards for Quarterly and Semiannual Financial Statements established by the Securities and Futures Commission of the Republic of Korea. A review of interim financial information consists principally of making inquiries, primarily of persons responsible for financial and accounting matters, and applying analytical and other review procedures. A review is substantially less in scope than an audit conducted in accordance with Korean Standards on Auditing and consequently does not enable us to obtain assurance that we would become aware of all significant matters that might be identified in an audit. Accordingly, we do not express an audit opinion.

Conclusion

Based on our reviews, nothing has come to our attention that causes us to believe that the accompanying condensed separate interim financial statements referred to above are not prepared fairly, in all material respects, in accordance with K-IFRS No.1034, Interim Financial Reporting.

Other matters

The separate statement of financial position of the Company as of December 31, 2020, and the related separate statements of income, comprehensive income, changes in equity and cash flows for the year then ended, which are not accompanying this report, were audited by us in accordance with Korean Standards on Auditing and our report thereon, dated March 11, 2021, expressed an unqualified opinion. The accompanying condensed separate statement of financial position of the Company as of December 31, 2020, presented for comparative purposes, is consistent, in all material respects, with the audited separate financial statements from which it has been derived.

The procedures and practices utilized in the Republic of Korea to review such condensed separate interim financial statements may differ from those generally accepted and applied in other countries.

KPMG Samjong Accounting Corp.

Seoul, Korea

May 14, 2021

This report is effective as of May 14, 2021, the review report date. Certain subsequent events or circumstances, which may occur between the review report date and the time of reading this report, could have a material impact on the accompanying condensed separate interim financial statements and notes thereto. Accordingly, the readers of the review report should understand that the above review report has not been updated to reflect the impact of such subsequent events or circumstances, if any.

2

SK TELECOM CO., LTD. (the “Company”)

CONDENSED SEPARATE INTERIM FINANCIAL STATEMENTS

AS OF MARCH 31, 2021, AND DECEMBER 31, 2020, AND

FOR THE THREE-MONTH PERIODS ENDED MARCH 31, 2021 AND 2020

The accompanying condensed separate interim financial statements, including all footnote disclosures, were prepared by, and are the responsibility of, the Company.

Park, Jung-Ho

Chief Executive Officer

SK TELECOM CO., LTD.

3

SK TELECOM CO., LTD.

Condensed Separate Interim Statements of Financial Position

As of March 31, 2021 and December 31, 2020

(In millions of won)
	Note	March 31, 2021		December 31, 2020
Assets
Current Assets:
Cash and cash equivalents	26,27	~~W~~	130,635	329,208
Short-term financial instruments	26,27		459,000	516,000
Short-term investment securities	7,26,27		31,835	31,854
Accounts receivable – trade, net	4,26,27,28		1,501,819	1,503,552
Short-term loans, net	4,26,27,28		69,789	89,280
Accounts receivable – other, net	3,4,26,27,28,29		591,198	434,713
Contract assets	6,27		9,107	8,388
Prepaid expenses	3,5		2,053,772	2,052,515
Guarantee deposits	4,26,27,28		46,353	51,069
Derivative financial assets	26,27		8,704	8,704
Inventories, net			10,170	5,181
Non-current assets held for sale	31		85,797	—
Advanced payments and others	4,26,27		19,067	16,651

			5,017,246	5,047,115

Non-Current Assets:
Long-term financial instruments	26,27		354	354
Long-term investment securities	7,26,27		1,252,142	983,688
Investments in subsidiaries, associates and joint ventures	8,31		11,402,236	11,357,504
Property and equipment, net	3,9,10,28,31		8,815,606	9,157,548
Goodwill			1,306,236	1,306,236
Intangible assets, net	11		2,499,847	2,665,083
Long-term loans, net	4,26,27,28		421	6,518
Long-term accounts receivable – other	3,4,26,27,29		308,741	348,335
Long-term contract assets	6,27		23,124	22,844
Long-term prepaid expenses	3,5		939,436	903,961
Guarantee deposits	4,26,27,28		113,715	110,555
Long-term derivative financial assets	26,27		108,130	76,461
Other non-current assets			249	249

			26,770,237	26,939,336

Total Assets		~~W~~	31,787,483	31,986,451

See accompanying notes to the condensed separate interim financial statements.

4

SK TELECOM CO., LTD.

Condensed Separate Interim Statements of Financial Position, Continued

As of March 31, 2021 and December 31, 2020

(In millions of won)
	Note	March 31, 2021		December 31, 2020
Liabilities and Shareholders’ Equity
Current Liabilities:
Accounts payable – other	26,27,28	~~W~~	1,856,308	1,955,472
Contract liabilities	6		85,078	83,216
Withholdings	26,27		721,807	659,181
Accrued expenses	3,26,27		694,711	724,992
Income tax payable	24		235,692	154,144
Provisions	3,14		49,693	43,437
Current installments of long-term debt, net	12,26,27		782,492	712,105
Lease liabilities	3,26,27,28		309,402	313,422
Current installments of long-term payables – other	13,26,27		219,249	424,600
Other current liabilities	26,27		9,216	5,835

			4,963,648	5,076,404

Non-Current Liabilities:
Debentures, excluding current installments, net	12,26,27		6,260,120	6,175,576
Long-term borrowings, excluding current installments, net	12,26,27		6,425	6,167
Long-term payables – other	13,26,27		926,513	1,141,723
Long-term contract liabilities	6		7,200	8,110
Long-term derivative financial liabilities	26,27		342,926	362,002
Long-term lease liabilities	3,26,27,28		1,015,216	999,776
Long-term provisions	3,14		49,915	55,953
Deferred tax liabilities	3,24		849,966	756,873
Defined benefit liabilities	15		39,964	7,421
Other non-current liabilities	26,27		45,687	46,588

			9,543,932	9,560,189

Total Liabilities			14,507,580	14,636,593

Shareholders’ Equity:
Share capital	1,16		44,639	44,639
Capital surplus and others	16,17		245,841	289,134
Retained earnings	3,18		16,488,288	16,684,640
Reserves	19		501,135	331,445

Total Shareholders’ Equity			17,279,903	17,349,858

Total Liabilities and Shareholders’ Equity		~~W~~	31,787,483	31,986,451

See accompanying notes to the condensed separate interim financial statements.

5

SK TELECOM CO., LTD.

Condensed Separate Interim Statements of Income

For the three-month periods ended March 31, 2021 and 2020

(In millions of won)
	Note	March 31, 2021		March 31, 2020
Operating revenue:	3,20,28
Revenue		~~W~~	2,980,718	2,924,506
Operating expenses:	3,28
Labor			247,545	204,527
Commission	5		1,173,360	1,140,483
Depreciation and amortization	3		688,368	717,125
Network interconnection			141,269	144,094
Leased lines			54,996	53,107
Advertising			13,202	16,425
Rent	3		29,555	31,808
Cost of goods sold			102,897	107,336
Others	21		222,224	251,316

			2,673,416	2,666,221

Operating profit			307,302	258,285
Finance income	3,23		233,910	289,259
Finance costs	3,23		(58,431)	(70,900)
Other non-operating income	3,22		3,529	13,878
Other non-operating expenses	3,22		(5,445)	(11,405)
Gain relating to investments in associates, net	8		100,000	7,641

Profit before income tax			580,865	486,758
Income tax expense	3,24		114,852	82,004

Profit for the period		~~W~~	466,013	404,754

Earnings per share:	3,25
Basic earnings per share (in won)		~~W~~	6,496	5,484
Diluted earnings per share (in won)			6,494	5,484

See accompanying notes to the condensed separate interim financial statements.

6

SK TELECOM CO., LTD.

Condensed Separate Interim Statements of Comprehensive Income

For the three-month periods ended March 31, 2021 and 2020

(In millions of won)
	Note	March 31, 2021		March 31, 2020
Profit for the period		~~W~~	466,013	404,754
Other comprehensive income (loss):
Items that will never be reclassified to profit or loss, net of taxes:
Remeasurement of defined benefit liabilities	15		(16,729)	(14,133)
Valuation gain (loss) on financial assets at fair value through other comprehensive income	19		171,320	(13,644)
Items that are or may be reclassified subsequently to profit or loss, net of taxes:
Net change in unrealized fair value of derivatives	19		(1,630)	3,271

Other comprehensive income (loss) for the period, net of taxes			152,961	(24,506)

Total comprehensive income		~~W~~	618,974	380,248

See accompanying notes to the condensed separate interim financial statements.

7

SK TELECOM CO., LTD.

Condensed Separate Interim Statements of Changes in Equity

For the three-month periods ended March 31, 2021 and 2020

(In millions of won)				Capital surplus and others
	Note	Share capital		Paid-in surplus	Treasury shares	Hybrid bonds	Share option	Other	Sub-total	Retained earnings	Reserves	Total equity
Balance, January 1, 2020		~~W~~	44,639	2,915,887	(1,696,997)	398,759	1,302	(903,332)	715,619	16,672,947	(49,306)	17,383,899
Total comprehensive income:
Profit for the period			—	—	—	—	—	—	—	404,754	—	404,754
Other comprehensive loss	15,19		—	—	—	—	—	—	—	(14,133)	(10,373)	(24,506)

			—	—	—	—	—	—	—	390,621	(10,373)	380,248

Transactions with owners:
Annual dividends			—	—	—	—	—	—	—	(658,228)	—	(658,228)
Share option	17		—	—	—	—	32	—	32	—	—	32
Interest on hybrid bonds			—	—	—	—	—	—	—	(3,692)	—	(3,692)

			—	—	—	—	32	—	32	(661,920)	—	(661,888)

Balance, March 31, 2020		~~W~~	44,639	2,915,887	(1,696,997)	398,759	1,334	(903,332)	715,651	16,401,648	(59,679)	17,102,259

Balance, January 1, 2021		~~W~~	44,639	2,915,887	(2,123,661)	398,759	1,481	(903,332)	289,134	16,684,640	331,445	17,349,858
Total comprehensive income:
Profit for the period			—	—	—	—	—	—	—	466,013	—	466,013
Other comprehensive income (loss)	15,19		—	—	—	—	—	—	—	(16,729)	169,690	152,961

			—	—	—	—	—	—	—	449,284	169,690	618,974

Transactions with owners:
Annual dividends			—	—	—	—	—	—	—	(641,944)	—	(641,944)
Share option	17		—	—	—	—	47	—	47	—	—	47
Interest on hybrid bonds			—	—	—	—	—	—	—	(3,692)	—	(3,692)
Acquisition of treasury shares	16		—	—	(72,982)	—	—	—	(72,982)	—	—	(72,982)
Disposal of treasury shares	16		—	—	26,983	—	—	2,659	29,642	—	—	29,642

			—	—	(45,999)	—	47	2,659	(43,293)	(645,636)	—	(688,929)

Balance, March 31, 2021		~~W~~	44,639	2,915,887	(2,169,660)	398,759	1,528	(900,673)	245,841	16,488,288	501,135	17,279,903

See accompanying notes to the condensed separate interim financial statements.

8

SK TELECOM CO., LTD.

Condensed Separate Interim Statements of Cash Flows

For the three-month periods ended March 31, 2021 and 2020

(In millions of won)
	Note	March 31, 2021		March 31, 2020
Cash flows from operating activities:
Cash generated from operating activities:
Profit for the period		~~W~~	466,013	404,754
Adjustments for income and expenses	30		610,058	642,784
Changes in assets and liabilities related to operating activities	30		(285,507)	(415,922)

			790,564	631,616
Interest received			5,567	4,432
Interest paid			(54,959)	(66,227)
Income tax paid			(370)	(421)

Net cash provided by operating activities			740,802	569,400

Cash flows from investing activities:
Cash inflows from investing activities:
Decrease in short-term financial instruments, net			57,000	—
Collection of short-term loans			41,580	27,190
Decrease in long-term financial instruments			—	28
Proceeds from disposals of long-term investment securities			5,312	—
Proceeds from disposals of investments in subsidiaries, associates and joint ventures			100,000	—
Proceeds from disposals of property and equipment			734	307
Proceeds from disposals of intangible assets			—	1,033

			204,626	28,558
Cash outflows for investing activities:
Increase in short-term financial instruments, net			—	(65,000)
Increase in short-term loans			(15,733)	(36,517)
Acquisitions of long-term investment securities			(10,000)	(327)
Acquisitions of investments in subsidiaries,			(88,820)	(49,126)
associates and joint ventures
Acquisitions of property and equipment			(554,501)	(826,183)
Acquisitions of intangible assets			(2,160)	(9,970)

			(671,214)	(987,123)

Net cash used in investing activities		~~W~~	(466,588)	(958,565)

See accompanying notes to the condensed separate interim financial statements.

9

SK TELECOM CO., LTD.

Condensed Separate Interim Statements of Cash Flows, Continued

For the three-month periods ended March 31, 2021 and 2020

(In millions of won)
	Note	March 31, 2021		March 31, 2020
Cash flows from financing activities:
Cash inflows from financing activities:
Proceeds from short-term borrowings, net		~~W~~	—	210,000
Proceeds from issuance of debentures			308,757	773,727
Cash inflows from settlement of derivatives			—	40,470

			308,757	1,024,197
Cash outflows for financing activities:
Repayments of long-term payables – other			(425,349)	(425,349)
Repayments of debentures			(210,000)	(364,590)
Repayments of lease liabilities			(73,215)	(77,932)
Acquisition of treasury shares			(72,982)	—

			(781,546)	(867,871)

Net cash provided by (used in) financing activities			(472,789)	156,326

Net decrease in cash and cash equivalents			(198,575)	(232,839)
Cash and cash equivalents at beginning of the period			329,208	497,282
Effects of exchange rate changes on cash and cash equivalents			2	5

Cash and cash equivalents at end of the period		~~W~~	130,635	264,448

See accompanying notes to the condensed separate interim financial statements.

10

SK TELECOM CO., LTD.

Notes to the Condensed Separate Interim Financial Statements

For the three-month periods ended March 31, 2021 and 2020

1.	Reporting Entity

SK Telecom Co., Ltd. (“the Company”) was incorporated in March 1984 under the laws of the Republic of Korea (“Korea”) to provide cellular telephone communication services in Korea. The Company mainly provides wireless telecommunications services in Korea. The head office of the Company is located at 65, Eulji-ro, Jung-gu, Seoul, Korea.

The Company’s common shares and depositary receipts (DRs) are listed on the Stock Market of Korea Exchange, the New York Stock Exchange and the London Stock Exchange. As of March 31, 2021, the Company’s total issued shares are held by the following shareholders:

	Number of shares	Percentage of total shares issued (%)
SK Inc. (Formerly, SK Holdings Co., Ltd.)	21,624,120	26.78
National Pension Service	8,196,312	10.15
Institutional investors and other shareholders	40,073,091	49.63
Kakao Co., Ltd.	1,266,620	1.57
Treasury shares	9,585,568	11.87

	80,745,711	100.00

2.	Basis of Preparation

(1)	Statement of compliance

These condensed separate interim financial statements were prepared in accordance with Korean International Financial Reporting Standard (“K-IFRS”) No. 1034, Interim Financial Reporting, as part of the period covered by the Company’s K-IFRS annual financial statements. Selected explanatory notes are included to explain events and transactions that are significant to an understanding of the changes in financial position and performance of the Company since December 31, 2020. These condensed separate interim financial statements do not include all of the disclosures required for full annual financial statements.

These condensed interim financial statements are separate interim financial statements prepared in accordance with K-IFRS No. 1027, Separate Financial Statements, presented by a parent, an investor with joint control of or significant influence over an investee, in which the investments are accounted for at cost.

(2)	Use of estimates and judgments

1)	Critical judgments, assumptions and estimation uncertainties

The preparation of the condensed separate interim financial statements in conformity with K-IFRS requires management to make judgments, estimates and assumptions that affect the application of accounting policies and the reported amounts of assets, liabilities, income and expenses. Actual results may differ from these estimates.

In preparing these condensed separate interim financial statements, the significant judgments made by management in applying the Company’s accounting policies and the key sources of estimation uncertainty were the same as those that applied to the separate financial statements as of and for the year ended December 31, 2020.

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SK TELECOM CO., LTD.

Notes to the Condensed Separate Interim Financial Statements

For the three-month periods ended March 31, 2021 and 2020

2.	Basis of Preparation, Continued

(2)	Use of estimates and judgments, Continued

2)	Fair value measurement

A number of the Company’s accounting policies and disclosures require the measurement of fair values, for both financial and non-financial assets and liabilities. The Company has established policies and processes with respect to the measurement of fair values, including Level 3 fair values, and the measurement of fair values is reviewed and is directly reported to the finance executives.

The Company regularly reviews significant unobservable inputs and valuation adjustments. If third party information, such as broker quotes or pricing services, is used to measure fair values, then the Company assesses the evidence obtained from the third parties to support the conclusion that such valuations meet the requirements of K-IFRS, including the level in the fair value hierarchy in which such valuations should be classified.

When measuring the fair value of an asset or a liability, the Company uses market observable data as far as possible. Fair values are categorized into different levels in a fair value hierarchy based on the inputs used in the valuation techniques as follows:

•	Level 1: quoted prices (unadjusted) in active markets for identical assets or liabilities;

•	Level 2: inputs other than quoted prices included in Level 1 that are observable for the asset or liability, either directly (i.e. as prices) or indirectly (i.e. derived from prices); and

•	Level 3: inputs for the asset or liability that are not based on observable market data (unobservable inputs).

If the inputs used to measure the fair value of an asset or a liability fall into different levels of the fair value hierarchy, then the fair value measurement is categorized in its entirety in the same level of the fair value hierarchy as the lowest level input that is significant to the entire measurement. The Company recognizes transfers between levels of the fair value hierarchy at the end of the reporting period during which the change has occurred.

Information about assumptions used for fair value measurements are included in note 27.

12

SK TELECOM CO., LTD.

Notes to the Condensed Separate Interim Financial Statements

For the three-month periods ended March 31, 2021 and 2020

3.	Significant Accounting Policies

(1)

Except as described below, the accounting policies applied in these interim financial statements are the same as those applied in the Company’s separate financial statements as at and for the year ended December 31, 2020. The change in accounting policy will also be reflected in the Company’s separate financial statements as at and for the year ending December 31, 2021.

The Company has initially adopted Interest Rate Benchmark Reform Phase 2 – Amendments to K-IFRS No. 1109, Financial Instruments, K-IFRS No. 1039, Financial Instrument: Recognition and Measurement, K-IFRS No. 1107, Financial Instruments: Disclosures and K-IFRS No. 1116, Leases from January 1, 2021.

Interest Rate Benchmark Reform Phase 2 – Amendments provide exceptions as follows:

•

when a change required by interest rate benchmark reform occurs to a financial asset or financial liability measured at amortized cost, the Company updates the effective interest rate of the financial asset or financial liability rather than the carry amount and,

•	when a change required by interest rate benchmark reform occurs to a hedged item and/or hedging instrument, the exception permits the hedge relationship to be continued without interruption.

These amended standards are not expected to have a significant impact on the Company’s separate financial statements.

(2)

During the annual period ended December 31, 2020, the Company changed its accounting policy by applying agenda decision, Lease Term and Useful Life of Leasehold Improvements (IFRS 16 Leases and IAS 16 Property, Plant and Equipment)—November 2019, published by International Financial Reporting Interpretations Committee (“IFRIC”) on December 16, 2019. Due to the changes in accounting policies in connection with the IFRIC agenda, the Company restated its comparative financial statements for the three-month period ended March 31, 2020.

The following table summarizes the impacts of the change in accounting policy on the Company’s condensed separate interim financial statements.

1)	Statement of financial position

(In millions of won)
(Unreviewed)	As of March 31, 2020
	As reported		Adjustments	Restated
Assets
Accounts receivable – other, net	~~W~~	1,038,090	3,691	1,041,781
Prepaid expenses		3,046,421	(9,942)	3,036,479
Property and equipment, net		8,017,941	842,159	8,860,100

	~~W~~	12,102,452	835,908	12,938,360

Liabilities
Accrued expenses	~~W~~	630,476	(341)	630,135
Provisions		69,782	21,660	91,442
Lease liabilities		390,143	824,372	1,214,515
Deferred tax liabilities		655,595	(2,604)	652,991

	~~W~~	1,745,996	843,087	2,589,083

Shareholders’ Equity
Retained earnings	~~W~~	16,408,827	(7,179)	16,401,648

13

SK TELECOM CO., LTD.

Notes to the Condensed Separate Interim Financial Statements

For the three-month periods ended March 31, 2021 and 2020

3.	Significant Accounting Policies, Continued

2)	Statement of income

(In millions of won)
(Unreviewed)	For the three-month period ended
	March 31, 2020
	As reported		Adjustments	Restated
Operating revenue	~~W~~	2,922,845	1,661	2,924,506
Operating expenses:
Depreciation and amortization		697,318	19,807	717,125
Rent		50,303	(18,495)	31,808
Others		1,917,348	(60)	1,917,288

		2,664,969	1,252	2,666,221

Operating profit		257,876	409	258,285
Finance income		289,262	(3)	289,259
Finance costs		67,772	3,128	70,900
Other non-operating income		14,201	(323)	13,878
Other non-operating expenses		12,660	(1,255)	11,405
Gain relating to investments in associates, net		7,641	—	7,641

Profit before income tax	~~W~~	488,548	(1,790)	486,758
Income tax expense		82,455	(451)	82,004

Profit for the period	~~W~~	406,093	(1,339)	404,754

Earnings per share:
Basic and diluted earnings per share (in won)	~~W~~	5,502	(18)	5,484

3)	Statement of changes in equity and statement of cash flows

The statement of changes in equity and statement of cash flows for the three-month period ended March 31, 2020 have been restated as a result of restated statement of financial position and statement of income.

14

SK TELECOM CO., LTD.

Notes to the Condensed Separate Interim Financial Statements

For the three-month periods ended March 31, 2021 and 2020

4.	Trade and Other Receivables

(1)	Details of trade and other receivables as of March 31, 2021 and December 31, 2020 are as follows:

(In millions of won)	March 31, 2021
	Gross amount		Loss allowance	Carrying amount
Current assets:
Accounts receivable – trade	~~W~~	1,608,817	(106,998)	1,501,819
Short-term loans		70,494	(705)	69,789
Accounts receivable – other(*)		625,913	(34,715)	591,198
Guarantee deposits		46,353	—	46,353
Accrued income		419	—	419

		2,351,996	(142,418)	2,209,578
Non-current assets:
Long-term loans		41,460	(41,039)	421
Long-term accounts receivable – other(*)		308,741	—	308,741
Guarantee deposits		113,715	—	113,715

		463,916	(41,039)	422,877

	~~W~~	2,815,912	(183,457)	2,632,455

(*)	Gross and carrying amounts of accounts receivable – other as of March 31, 2021 include ~~W~~450,423 million of financial instruments classified as FVTPL.

(In millions of won)	December 31, 2020
	Gross amount		Loss allowance	Carrying amount
Current assets:
Accounts receivable – trade	~~W~~	1,605,860	(102,308)	1,503,552
Short-term loans		90,182	(902)	89,280
Accounts receivable – other(*)		468,880	(34,167)	434,713
Guarantee deposits		51,069	—	51,069
Accrued income		518	—	518

		2,216,509	(137,377)	2,079,132
Non-current assets:
Long-term loans		47,619	(41,101)	6,518
Long-term accounts receivable – other(*)		348,335	—	348,335
Guarantee deposits		110,555	—	110,555

		506,509	(41,101)	465,408

	~~W~~	2,723,018	(178,478)	2,544,540

(*)	Gross and carrying amounts of accounts receivable – other as of December 31, 2020 include ~~W~~517,175 million of financial instruments classified as FVTPL.

15

SK TELECOM CO., LTD.

Notes to the Condensed Separate Interim Financial Statements

For the three-month periods ended March 31, 2021 and 2020

4.	Trade and Other Receivables, Continued

(2)	Changes in the loss allowance on trade and other receivables measured at amortized cost for the three-month periods ended March 31, 2021 and 2020 are as follows:

(In millions of won)
	January 1, 2021		Impairment	Write-offs(*)	Collection of receivables previously written- off	March 31, 2021
Accounts receivable – trade	~~W~~	102,308	2,088	(205)	2,807	106,998
Accounts receivable – other, etc.		76,170	109	(244)	424	76,459

	~~W~~	178,478	2,197	(449)	3,231	183,457

(In millions of won)
	January 1, 2020		Impairment	Write-offs(*)	Collection of receivables previously written- off	March 31, 2020
Accounts receivable – trade	~~W~~	103,756	9,229	(236)	2,581	115,330
Accounts receivable – other, etc.		76,458	1,103	(341)	440	77,660

	~~W~~	180,214	10,332	(577)	3,021	192,990

(*)	The Company writes off the trade and other receivables that are determined to be uncollectable due to reasons such as termination of operations or bankruptcy.

(3)

The Company applies the practical expedient that allows the Company to estimate the loss allowance for accounts receivable – trade at an amount equal to the lifetime expected credit losses. The expected credit losses include the forward-looking information. To make the assessment, the Company uses its historical credit loss experience over the past three years and classifies the accounts receivable – trade by their credit risk characteristics and days overdue.

As the Company is a wireless telecommunications service provider, the Company’s financial assets measured at amortized cost primarily consist of receivables from numerous individual customers, and, therefore, no significant credit concentration risk arises.

Receivables related to other revenue mainly consist of receivables from corporate customers. The Company transacts only with corporate customers with credit ratings that are considered to be low at credit risk. In addition, the Company is not exposed to significant credit concentration risk as the Company regularly assesses their credit risk by monitoring their credit rating. While the contract assets are under the impairment requirements, no significant credit risk has been identified.

16

SK TELECOM CO., LTD.

Notes to the Condensed Separate Interim Financial Statements

For the three-month periods ended March 31, 2021 and 2020

5.	Prepaid Expenses

The Company pays commissions to its retail stores and authorized dealers for wireless telecommunications services and for each service contract and installation contract secured. The Company capitalized certain costs associated with commissions paid to retail stores and authorized dealers to obtain new and retained customer contracts as prepaid expenses. These prepaid expenses are amortized on a straight-line basis over the periods that the Company expects to maintain its customers.

(1)	Details of prepaid expenses as of March 31, 2021 and December 31, 2020 are as follows:

(In millions of won)
	March 31, 2021		December 31, 2020
Current assets:
Incremental costs of obtaining contracts	~~W~~	2,008,081	2,022,314
Others		45,691	30,201

	~~W~~	2,053,772	2,052,515

Non-current assets:
Incremental costs of obtaining contracts	~~W~~	924,667	885,951
Others		14,769	18,010

	~~W~~	939,436	903,961

(2)	Incremental costs of obtaining contracts

The amortization in connection with incremental costs of obtaining contracts recognized for the three-month periods ended March 31, 2021 and 2020 are as follows:

(In millions of won)	For the three-month period ended
	March 31, 2021		March 31, 2020
Amortization recognized	~~W~~	640,540	599,526

17

SK TELECOM CO., LTD.

Notes to the Condensed Separate Interim Financial Statements

For the three-month periods ended March 31, 2021 and 2020

6.	Contract Assets and Liabilities

In case of providing both wireless telecommunication services and sales of handsets, the Company allocated the consideration based on relative stand-alone selling prices and recognized unbilled receivables from handset sales as contract assets. The Company recognized receipts in advance for prepaid telecommunications services and unearned revenue for customer loyalty programs as contract liabilities.

(1)	Details of contract assets and liabilities as of March 31, 2021 and December 31, 2020 are as follows:

(In millions of won)
	March 31, 2021		December 31, 2020
Contract assets:
Allocation of consideration between performance obligations	~~W~~	32,231	31,232
Contract liabilities:
Wireless service contracts		19,698	22,026
Customer loyalty programs		15,165	16,709
Others		57,415	52,591

	~~W~~	92,278	91,326

(2)

The amount of revenue recognized for the three-month periods ended March 31, 2021 and 2020 related to the contract liabilities carried forward from the prior period are ~~W~~28,713 million and ~~W~~18,981 million, respectively.

7.	Investment Securities

(1)	Details of short-term investment securities as of March 31, 2021 and December 31, 2020 are as follows:

(In millions of won)
	Category	March 31, 2021		December 31, 2020
Beneficiary certificates	FVTPL	~~W~~	31,835	31,854

(2)	Details of long-term investment securities as of March 31, 2021, and December 31, 2020, are as follows:

(In millions of won)
	Category		March 31, 2021		December 31, 2020
Equity instruments	FVOCI	(*)	~~W~~	1,178,032	916,387
Debt instruments	FVTPL			74,110	67,301

			~~W~~	1,252,142	983,688

(*)

The Company designated investments in equity instruments that are not held for trading as financial assets at FVOCI, the amounts to those FVOCI as of March 31, 2021 and December 31, 2020 are ~~W~~1,178,032 million and ~~W~~916,387 million, respectively.

18

SK TELECOM CO., LTD.

Notes to the Condensed Separate Interim Financial Statements

For the three-month periods ended March 31, 2021 and 2020

8.	Investments in Subsidiaries, Associates and Joint Ventures

(1)	Investments in subsidiaries, associates and joint ventures as of March 31, 2021 and December 31, 2020 are as follows:

(In millions of won)
	March 31, 2021		December 31, 2020
Investments in subsidiaries	~~W~~	6,102,616	6,014,367
Investments in associates and joint ventures		5,299,620	5,343,137

	~~W~~	11,402,236	11,357,504

(2)	Details of investments in subsidiaries as of March 31, 2021 and December 31, 2020 are as follows:

(In millions of won, except for share data)
	March 31, 2021				December 31, 2020
	Number of shares	Ownership (%)	Carrying amount		Carrying amount
SK Telink Co., Ltd.	1,432,627	100.0	~~W~~	243,988	243,988
SK Broadband Co., Ltd.	298,460,212	74.3		2,195,452	2,195,452
SK Communications Co., Ltd.	43,427,530	100.0		41,939	41,939
PS&Marketing Corporation	66,000,000	100.0		313,934	313,934
SERVICE ACE Co., Ltd.	4,385,400	100.0		21,927	21,927
SK Planet Co., Ltd.	69,593,562	98.7		404,833	404,833
Eleven Street Co., Ltd.	8,224,709	80.3		1,049,403	1,049,403
DREAMUS COMPANY	29,246,387	51.4		156,781	156,781
SK Telecom China Holdings Co., Ltd.	—	100.0		48,096	48,096
SKT Americas, Inc.	122	100.0		31,203	31,203
Atlas Investment(*1)	—	100.0		148,158	143,097
One Store Co., Ltd.(*2)	10,409,600	48.4		82,186	82,186
id Quantique SA	73,324,172	68.1		100,527	100,527
ADT CAPS Co., Ltd. (Formerly, SK Infosec Co., Ltd.)(*3)	46,836,584	62.6		747,804	747,804
SK Telecom TMT Investment Corp.	80,000	100.0		94,136	94,136
FSK L&S Co., Ltd.	2,415,750	60.0		17,757	17,757
Incross Co., Ltd.(*4)	2,786,455	34.6		53,722	53,722
SK stoa Co., Ltd.	3,631,355	100.0		40,029	40,029
Broadband Nowon Co., Ltd.(*5)	1,140,000	100.0		19,975	10,463
Quantum Innovation Fund I(*6)	—	59.9		16,342	15,969
T map Mobility Co., Ltd.(*7)	10,838,500	100.0		228,711	155,408
SK O&S Co., Ltd. and others	—	—		45,713	45,713

			~~W~~	6,102,616	6,014,367

19

SK TELECOM CO., LTD.

Notes to the Condensed Separate Interim Financial Statements

For the three-month periods ended March 31, 2021 and 2020

8.	Investments in Subsidiaries, Associates and Joint Ventures, Continued

(2)	Details of investments in subsidiaries as of March 31, 2021 and December 31, 2020 are as follows, Continued:

(*1)	The Company additionally contributed ~~W~~5,061 million in cash for the three-month period ended March 31, 2021.

(*2)

The ownership interest has changed from 52.1% to 48.4% due to unequal paid-in capital increase and third-party share option which was exercised for the three-month period ended March 31, 2021. Although the Company owns less than 50% ownership of the investee, the management has determined that the Company controls One Store Co., Ltd. as it has a right to appoint the majority of the members of the board of directors by the virtue of an agreement with the investee’s other shareholders.

(*3)	On March 4, 2021, SK Infosec Co., Ltd. merged with ADT CAPS Co., Ltd., a subsidiary of SK Infosec Co., Ltd., to improve management efficiency and changed its name to ADT CAPS Co., Ltd.

(*4)

Although the Company owns less than 50% of the investee, the management has determined that the Company controls Incross Co., Ltd. considering the level of dispersion of remaining voting rights and voting patterns at previous shareholders’ meetings, and the fact that the Company has a right to appoint the majority of the members of the board of directors by the virtue of an agreement with the investee’s other shareholders.

(*5)	The Company acquired 513,000 shares (45%) of Broadband Nowon Co., Ltd. at ~~W~~9,512 million in cash for the three-month period ended March 31, 2021.

(*6)	The Company additionally contributed ~~W~~373 million in cash for the three-month period ended March 31, 2021, but there is no change in the ownership interest.

(*7)	The Company additionally contributed ~~W~~73,303 million in cash for the three-month period ended March 31, 2021.

20

SK TELECOM CO., LTD.

Notes to the Condensed Separate Interim Financial Statements

For the three-month periods ended March 31, 2021 and 2020

Investments in Subsidiaries, Associates and Joint Ventures, Continued

(3)	Details of investments in associates and joint ventures as of March 31, 2021 and December 31, 2020, are as follows:

(In millions of won, except for share data)
	March 31, 2021				December 31, 2020
	Number of shares	Ownership (%)	Carrying amount		Carrying amount
Investments in associates:
SK China Company Ltd.	10,928,921	27.3	~~W~~	601,192	601,192
Korea IT Fund(*1)	190	63.3		220,957	220,957
KEB HanaCard Co., Ltd.(*2)	39,902,323	15.0		253,739	253,739
NanoEnTek, Inc.	7,600,649	28.4		51,138	51,138
SK Technology Innovation Company	14,700	49.0		45,864	45,864
SK hynix Inc.	146,100,000	20.1		3,374,725	3,374,725
S.M. Culture & Contents Co., Ltd.	22,033,898	23.3		65,341	65,341
SK South East Asia Investment Pte. Ltd.	300,000,000	20.0		344,240	344,240
Pacific Telecom Inc.(*2)	1,734,109	15.0		36,487	36,487
Grab Geo Holdings PTE. LTD.(*3)	—	—		—	30,517
Content Wavve Co., Ltd.	1,306,286	30.0		90,858	90,858
SK Telecom CS T1 Co., Ltd.(*1)	50,000	54.9		60,305	60,305
Digital Games International Pte. Ltd.	10,000,000	33.3		8,810	8,810
Invites Healthcare Co., Ltd.(*4)	489,999	27.1		35,000	28,000
Carrot General Insurance Co., Ltd.(*3)	—	—		—	20,000
12CM JAPAN and others(*2,5)	—	—		79,926	79,926

				5,268,582	5,312,099

Investments in joint ventures:
Finnq Co., Ltd.(*6)	6,370,000	49.0		25,429	25,429
Techmaker GmbH(*6)	12,500	50.0		5,609	5,609

				31,038	31,038

			~~W~~	5,299,620	5,343,137

(*1)

Investments in Korea IT Fund and SK Telecom CS T1 Co., Ltd. were classified as investment in associates as the Company does not have control over the investee under the contractual agreement with other shareholders.

(*2)

These investments were classified as investments in associates as the Company can exercise significant influence through its right to appoint the members of the board of directors even though the Company has less than 20% of equity interests.

(*3)

The Company has entered into an agreement whereby the entire shares of Grab Geo Holdings PTE. LTD. and Carrot General Insurance Co., Ltd. will transfer to T map Mobility Co., Ltd. which is a subsidiary of the Company. In accordance with the agreement, the Company reclassified the entire shares of Grab Geo Holdings PTE. LTD. and Carrot General Insurance Co., Ltd. as non-current assets held for sale. (See note 31)

(*4)

The Company disposed the entire shares of SK Telecom Smart City Management Co., Ltd. to Invites Healthcare Co., Ltd. during the year ended December 31, 2020 and additionally contributed ~~W~~7,000 million of accounts receivable – other relating to disposal of the shares for the three-month period ended March 31, 2021. The ownership interest with voting right has changed from 43.5% to 27.1% as convertible preferred stock of Invites Healthcare Co., Ltd. have been converted to common stock.

21

SK TELECOM CO., LTD.

Notes to the Condensed Separate Interim Financial Statements

For the three-month periods ended March 31, 2021 and 2020

8.	Investments in Subsidiaries, Associates and Joint Ventures, Continued

(3)	Details of investments in associates and joint ventures as of March 31, 2021 and December 31, 2020, are as follows, Continued:

(*5)	The Company disposed the entire shares of SK Wyverns Co., Ltd. and recognized ~~W~~100,000 million as gain relating to investments in associates for the three-month period ended March 31, 2021.

(*6)	These investments were classified as investments in joint ventures as the Company has a joint control pursuant to the agreement with the other shareholders.

(4)	The market value of investments in listed subsidiaries as of March 31, 2021 and December 31, 2020 are as follows:

(In millions of won, except for share data)
	March 31, 2021				December 31, 2020
	Market price per share (in won)		Number of shares	Market value	Market price per share (in won)	Number of shares	Market value
DREAMUS COMPANY	~~W~~	6,500	29,246,387	190,102	5,280	29,246,387	154,421
Incross Co., Ltd.		60,300	2,786,455	168,023	54,000	2,786,455	150,469

(5)	The market value of investments in listed associates as of March 31, 2021 and December 31, 2020 are as follows:

(In millions of won, except for share data)
	March 31, 2021				December 31, 2020
	Market price per share (in won)		Number of shares	Market value	Market price per share (in won)	Number of shares	Market value
NanoEnTek, Inc.	~~W~~	7,110	7,600,649	54,041	8,620	7,600,649	65,518
SK hynix Inc.		132,500	146,100,000	19,358,250	118,500	146,100,000	17,312,850
S.M.Culture & Contents Co., Ltd.		1,820	22,033,898	40,102	1,630	22,033,898	35,915

22

SK TELECOM CO., LTD.

Notes to the Condensed Separate Interim Financial Statements

For the three-month periods ended March 31, 2021 and 2020

9.	Property and Equipment

Changes in property and equipment for the three-month periods ended March 31, 2021 and 2020 are as follows:

(In millions of won)
	For the three-month period ended March 31, 2021
	Beginning balance		Acquisition	Disposal	Transfer	Depreciation	Reclassified as held for sale	Ending balance
Land	~~W~~	638,371	—	—	5,837	—	(20,507)	623,701
Buildings		587,958	280	(106)	15,668	(10,420)	(8,669)	584,711
Structures		316,895	5	—	7,718	(9,352)	(6,104)	309,162
Machinery		5,354,992	6,857	(114)	325,666	(396,445)	—	5,290,956
Right-of-use assets		1,323,111	108,704	(22,006)	—	(91,608)	—	1,318,201
Other		405,140	82,611	(137)	(90,240)	(20,562)	—	376,812
Construction in progress		531,081	63,968	—	(282,986)	—	—	312,063

	~~W~~	9,157,548	262,425	(22,363)	(18,337)	(528,387)	(35,280)	8,815,606

(In millions of won)
	For the three-month period ended March 31, 2020
	Beginning balance		Acquisition	Disposal	Transfer	Depreciation	Ending balance
Land	~~W~~	618,012	—	—	3,582	—	621,594
Buildings		600,625	39	(1)	11,708	(10,321)	602,050
Structures		346,734	16	(7)	2,708	(9,209)	340,242
Machinery		5,074,665	7,309	(103)	490,957	(412,378)	5,160,450
Right-of-use assets		1,239,194	135,623	(18,251)	—	(96,469)	1,260,097
Other		500,887	179,360	(304)	(280,316)	(23,022)	376,605
Construction in progress		672,592	108,346	(3,149)	(278,727)	—	499,062

	~~W~~	9,052,709	430,693	(21,815)	(50,088)	(551,399)	8,860,100

23

SK TELECOM CO., LTD.

Notes to the Condensed Separate Interim Financial Statements

For the three-month periods ended March 31, 2021 and 2020

10.	Lease

(1)	Details of the right-of-use assets as of March 31, 2021 and December 31, 2020 are as follows:

(In millions of won)
	March 31, 2021		December 31, 2020
Land, buildings and structures	~~W~~	1,101,416	1,095,216
Others		216,785	227,895

	~~W~~	1,318,201	1,323,111

(2)	Details of amounts recognized in the condensed separate interim statements of income for the three-month periods ended March 31, 2021 and 2020 as a lessee are as follows:

(In millions of won)
	For the three-month period ended
	March 31, 2021		March 31, 2020
Depreciation of right-of-use assets:
Land, buildings and structures	~~W~~	72,693	75,349
Others		18,915	21,120

	~~W~~	91,608	96,469

Interest expense on lease liabilities	~~W~~	4,122	4,960

Expenses related to short-term leases and low-value assets leases are immaterial.

(3)	The total cash outflows due to lease payments for the three-month periods ended March 31, 2021 and 2020 amounted to ~~W~~77,358 million and ~~W~~82,895 million, respectively.

24

SK TELECOM CO., LTD.

Notes to the Condensed Separate Interim Financial Statements

For the three-month periods ended March 31, 2021 and 2020

11.	Intangible Assets

(1)	Changes in intangible assets for the three-month periods ended March 31, 2021 and 2020 are as follows:

(In millions of won)
	For the three-month period ended March 31, 2021
	Beginning balance		Acquisition	Transfer	Amortization	Ending balance
Frequency usage rights	~~W~~	1,932,765	—	—	(124,527)	1,808,238
Land usage rights		4,103	—	—	(465)	3,638
Industrial rights		9,659	1,631	—	(686)	10,604
Facility usage rights		15,061	180	1	(664)	14,578
Club memberships(*1)		50,698	33	—	—	50,731
Other(*2)		652,797	316	27,443	(68,498)	612,058

	~~W~~	2,665,083	2,160	27,444	(194,840)	2,499,847

(In millions of won)
	For the three-month period ended March 31, 2020
	Beginning balance		Acquisition	Disposal	Transfer	Amortization	Ending balance
Frequency usage rights	~~W~~	2,647,501	—	—	—	(130,495)	2,517,006
Land usage rights		5,708	—	—	—	(549)	5,159
Industrial rights		12,054	—	(45)	—	(578)	11,431
Facility usage rights		15,524	145	—	151	(646)	15,174
Club memberships(*1)		47,611	120	(580)	—	—	47,151
Other(*2)		732,754	9,705	(1,902)	56,182	(75,151)	721,588

	~~W~~	3,461,152	9,970	(2,527)	56,333	(207,419)	3,317,509

(*1)	Club memberships are classified as intangible assets with indefinite useful lives and are not amortized.
(*2)	Other intangible assets primarily consist of computer software and others.

(2)	Details of frequency usage rights as of March 31, 2021 are as follows:

(In millions of won)
	Amount		Description	Commencement of amortization	Completion of amortization
800 MHz license	~~W~~	6,757	CDMA and LTE service	Jul. 2011	Jun. 2021
1.8 GHz license		94,215	LTE service	Sept. 2013	Dec. 2021
2.6 GHz license		698,155	LTE service	Sept. 2016	Dec. 2026
2.1 GHz license		69,064	W-CDMA and LTE service	Dec. 2016	Dec. 2021
3.5 GHz license		923,364	5G service	Apr. 2019	Nov. 2028
28 GHz license		16,683	5G service	—	Nov. 2023

	~~W~~	1,808,238

25

SK TELECOM CO., LTD.

Notes to the Condensed Separate Interim Financial Statements

For the three-month periods ended March 31, 2021 and 2020

12.	Borrowings and Debentures

(1)	There was no change in long-term borrowings for the three-month period ended March 31, 2021.

(2)	Changes in debentures for the three-month period ended March 31, 2021 are as follows:

(In millions of won)
	Purpose	Annual interest rate (%)	Maturity	Face value		Book value
Current				~~W~~	700,000	699,664
Non-current					6,195,600	6,175,576

As of January 1, 2021					6,895,600	6,875,240

Debentures newly issued:
Unsecured corporate bonds	Refinancing fund	1.17	Jan. 15, 2024		80,000	79,642
		1.39	Jan. 15, 2026		80,000	79,678
		1.80	Jan. 15, 2031		50,000	49,811
		1.89	Jan. 15, 2041		100,000	99,626

					310,000	308,757

Debentures repaid:
Unsecured corporate bonds	Operating fund	1.80	Mar. 4, 2021		(100,000)	(100,000)
	Refinancing fund	2.57	Feb. 20, 2021		(110,000)	(110,000)

					(210,000)	(210,000)

Other changes(*1)					54,600	55,617
Current(*2)					770,000	769,494
Non-current(*2)					6,280,200	6,260,120

As of March 31, 2021				~~W~~	7,050,200	7,029,614

(*1)	Other changes include the effects on foreign currency translation of debentures and changes in present value discount on debentures for the three-month period ended March 31, 2021.

(*2)	~~W~~279,830 million were reclassified from non-current to current for the three-month period ended March 31, 2021.

26

SK TELECOM CO., LTD.

Notes to the Condensed Separate Interim Financial Statements

For the three-month periods ended March 31, 2021 and 2020

13.	Long-Term Payables – Other

(1)	As of March 31, 2021 and December 31, 2020, details of long-term payables – other related to the acquisition of frequency usage rights are as follows (See note 11):

(In millions of won)
	March 31, 2021		December 31, 2020
Long-term payables – other	~~W~~	1,200,691	1,626,040
Present value discount on long-term payables – other		(54,929)	(59,717)
Current installments of long-term payables – other		(219,249)	(424,600)

Carrying amount at period end	~~W~~	926,513	1,141,723

(2)

The principal amount of long-term payables – other repaid for the three-month periods ended March 31, 2021 and 2020 are ~~W~~425,349 million, respectively. The repayment schedule of the principal amount of long-term payables – other as of March 31, 2021 is as follows:

(In millions of won)
	Amount
Less than 1 year	~~W~~	222,240
1 ~ 3 years		413,385
3 ~ 5 years		382,290
More than 5 years		182,776

	~~W~~	1,200,691

14.	Provisions

Changes in provisions for the three-month periods ended March 31, 2021 and 2020 are as follows:

(In millions of won)	For the three-month period ended March 31, 2021						As of March 31, 2021
	Beginning balance		Increase	Utilization	Reversal	Ending balance	Current	Non-current
Provision for restoration	~~W~~	91,966	2,170	(1,511)	—	92,625	42,710	49,915
Emission allowance		7,424	271	—	(712)	6,983	6,983	—

	~~W~~	99,390	2,441	(1,511)	(712)	99,608	49,693	49,915

(In millions of won)	For the three-month period ended March 31, 2020						As of March 31, 2020
	Beginning balance		Increase	Utilization	Reversal	Ending balance	Current	Non-current
Provision for restoration	~~W~~	83,675	832	(144)	(690)	83,673	43,009	40,664
Emission allowance		5,256	2,513	—	—	7,769	7,769	—

	~~W~~	88,931	3,345	(144)	(690)	91,442	50,778	40,664

27

SK TELECOM CO., LTD.

Notes to the Condensed Separate Interim Financial Statements

For the three-month periods ended March 31, 2021 and 2020

15.	Defined Benefit Liabilities

(1)	Details of defined benefit liabilities as of March 31, 2021 and December 31, 2020 are as follows:

(In millions of won)
	March 31, 2021		December 31, 2020
Present value of defined benefit obligations	~~W~~	494,590	464,846
Fair value of plan assets		(454,626)	(457,425)

	~~W~~	39,964	7,421

(2)	Changes in defined benefit obligations for the three-month periods ended March 31, 2021 and 2020 are as follows:

(In millions of won)	For the three-month period ended
	March 31, 2021		March 31, 2020
Beginning balance	~~W~~	464,846	422,782
Current service cost		14,086	14,063
Past service cost		—	815
Interest cost		2,725	2,480
Remeasurement
- Adjustment based on experience		22,280	18,584
Benefit paid		(11,107)	(10,841)
Others		1,760	2,303

Ending balance	~~W~~	494,590	450,186

(3)	Changes in plan assets for the three-month periods ended March 31, 2021 and 2020 are as follows:

(In millions of won)	For the three-month period ended
	March 31, 2021		March 31, 2020
Beginning balance	~~W~~	457,425	397,689
Interest income		2,680	2,257
Remeasurement		304	(159)
Contribution		10,000	15,000
Benefit paid		(17,111)	(19,535)
Others		1,328	2,164

Ending balance	~~W~~	454,626	397,416

(4)

Total cost of benefit plan, which is recognized in profit and loss (included in labor in the condensed separate interim statements of income) and capitalized into construction-in-progress, for the three-month periods ended March 31, 2021 and 2020 are as follows:

(In millions of won)	For the three-month period ended
	March 31, 2021		March 31, 2020
Current service cost	~~W~~	14,086	14,063
Past service cost		—	815
Net interest cost		45	223

	~~W~~	14,131	15,101

28

SK TELECOM CO., LTD.

Notes to the Condensed Separate Interim Financial Statements

For the three-month periods ended March 31, 2021 and 2020

16.	Share Capital and Capital Surplus and Others

(1)

The Company’s outstanding share capital consists entirely of common shares with a par value of ~~W~~500. The number of authorized, issued and outstanding common shares and the details of capital surplus and others as of March 31, 2021 and December 31, 2020 are as follows:

(In millions of won, except for share data)
	March 31, 2021		December 31, 2020
Number of authorized shares		220,000,000	220,000,000
Number of issued shares(*1)		80,745,711	80,745,711
Share capital:
Common share	~~W~~	44,639	44,639
Capital surplus and others:
Paid-in surplus		2,915,887	2,915,887
Treasury shares		(2,169,660)	(2,123,661)
Hybrid bonds(*2)		398,759	398,759
Share option(Note 17)		1,528	1,481
Others		(900,673)	(903,332)

	~~W~~	245,841	289,134

(*1)

In 2002 and 2003, the Company retired treasury shares with reduction of its retained earnings before appropriation. As a result, the Company’s outstanding shares have decreased without change in share capital.

(*2)

As there is no contractual obligation to deliver financial assets to the holders of hybrid bonds, the Company classified the hybrid bonds as equity. When in liquidation or bankruptcy, these hybrid bonds are senior only to common stocks.

(2)	There were no changes in share capital for the three-month periods ended March 31, 2021 and 2020 and details of shares outstanding as of March 31, 2021 and 2020 are as follows:

(In shares)
	March 31, 2021			March 31, 2020
	Issued shares	Treasury shares	Outstanding shares	Issued shares	Treasury shares	Outstanding shares
Shares outstanding	80,745,711	9,585,568	71,160,143	80,745,711	7,609,263	73,136,448

(3)	Details of treasury shares as of March 31, 2021 and December 31, 2020 are as follows:

(In millions of won, except for share data)
	March 31, 2021		December 31, 2020
Number of shares(*)		9,585,568	9,418,558
Acquisition cost	~~W~~	2,169,660	2,123,661

(*)

The Company acquired 288,000 of its treasury shares for ~~W~~72,982 million in an effort to increase shareholder value by stabilizing its stock price for the three-month period ended March 31, 2021. In addition, the Company distributed 120,990 treasury shares (acquisition cost: ~~W~~26,983 million) as bonus payment to the employees, resulting in gain on disposal of treasury shares of ~~W~~2,659 million for the three-month period ended March 31, 2021.

29

SK TELECOM CO., LTD.

Notes to the Condensed Separate Interim Financial Statements

For the three-month periods ended March 31, 2021 and 2020

17.	Share Options

(1)	The terms and conditions related to the grants of the share options under the share option program are as follows:

	Series
	1-1	1-2	1-3	2	3	4	5	6
Grant date	March 24, 2017			February 20, 2018	February 22, 2019	March 26, 2019	March 26, 2020	March 25, 2021
Types of shares to be issued	Registered common shares
Grant method	Reissue of treasury shares, Cash settlement
Number of shares (in share)	22,168	22,168	22,168	1,358	4,177	1,734	127,643	33,280
Exercise price (in won)	246,750	266,490	287,810	254,120	265,260	254,310	192,260	251,380
Exercise period	Mar. 25, 2019	Mar. 25, 2020	Mar. 25, 2021	Feb. 21, 2020	Feb. 23, 2021	Mar. 27, 2021	Mar. 27, 2023	Mar. 26, 2023
	~	~	~	~	~	~	~	~
Vesting conditions	Mar. 24, 2022 2 years’ service from the grant date	Mar. 24, 2023 3 years’ service from the grant date	Mar. 24, 2024 4 years’ service from the grant date	Feb. 20, 2023 2 years’ service from the grant date	Feb. 22, 2024 2 years’ service from the grant date	Mar. 26, 2024 2 years’ service from the grant date	Mar. 26, 2027 3 years’ service from the grant date	Mar. 25, 2026 2 years’ service from the grant date

(2)	Share compensation expense recognized for the three-month period ended March 31, 2021 and the remaining share compensation expense to be recognized in subsequent periods are as follows:

(In millions of won)
	Share compensation expense
As of December 31, 2020	~~W~~	1,481
For the three-month period ended March 31, 2021		47
In subsequent periods		1,423

	~~W~~	2,951

(3)	The Company used binomial option-pricing model in the measurement of the fair value of share options at the grant date and the inputs used in the model are as follows:

(In won)	Series
	1-1	1-2	1-3	2	3	4	5	6
Risk-free interest rate	1.86%	1.95%	2.07%	2.63%	1.91%	1.78%	1.52%	1.55%
Estimated option’s life	5 years	6 years	7 years	5 years	5 years	5 years	7 years	5 years
Share price
(Closing price on the preceding day)	262,500	262,500	262,500	243,500	259,000	253,000	174,500	249,000
Expected volatility	13.38%	13.38%	13.38%	16.45%	8.30%	7.70%	8.10%	25.70%
Expected dividends	3.80%	3.80%	3.80%	3.70%	3.80%	3.90%	5.70%	4.00%
Exercise price	246,750	266,490	287,810	254,120	265,260	254,310	192,260	251,380
Per-share fair value of the option	27,015	20,240	15,480	23,988	8,600	8,111	962	40,711

30

SK TELECOM CO., LTD.

Notes to the Condensed Separate Interim Financial Statements

For the three-month periods ended March 31, 2021 and 2020

18.	Retained Earnings

Retained earnings as of March 31, 2021 and December 31, 2020 are as follows:

(In millions of won)
	March 31, 2021		December 31, 2020
Appropriated:
Legal reserve	~~W~~	22,320	22,320
Reserve for business expansion		11,631,138	11,631,138
Reserve for technology development		4,365,300	4,365,300

		15,996,438	15,996,438
Unappropriated		469,530	665,882

	~~W~~	16,488,288	16,684,640

19.	Reserves

(1)	Details of reserves, net of taxes, as of March 31, 2021 and December 31, 2020 are as follows:

(In millions of won)
	March 31, 2021		December 31, 2020
Valuation gain on FVOCI	~~W~~	494,566	323,246
Valuation gain on derivatives		6,569	8,199

	~~W~~	501,135	331,445

(2)	Changes in reserves for the three-month periods ended March 31, 2021 and 2020 are as follows:

(In millions of won)
	Valuation gain (loss) on financial assets at FVOCI		Valuation gain (loss) on derivatives	Total
Balance at January 1, 2020	~~W~~	(41,998)	(7,308)	(49,306)
Changes, net of taxes		(13,644)	3,271	(10,373)

Balance at March 31, 2020		(55,642)	(4,037)	(59,679)

Balance at January 1, 2021		323,246	8,199	331,445
Changes, net of taxes		171,320	(1,630)	169,690

Balance at March 31, 2021	~~W~~	494,566	6,569	501,135

31

SK TELECOM CO., LTD.

Notes to the Condensed Separate Interim Financial Statements

For the three-month periods ended March 31, 2021 and 2020

20.	Operating Revenue

Disaggregation of operating revenues considering the economic factors that affect the amounts, timing and uncertainty of the Company’s revenue and future cash flows is as follows:

(In millions of won)	For the three-month period ended
	March 31, 2021		March 31, 2020
Products transferred at a point in time:
Product sales	~~W~~	9,914	15,157
Services transferred over time:
Wireless service revenue(*1)		2,531,758	2,483,447
Cellular interconnection revenue		127,750	131,528
Other(*2)		311,296	294,374

		2,970,804	2,909,349

	~~W~~	2,980,718	2,924,506

(*1)	Wireless service revenue includes revenue from wireless voice and data transmission services principally derived through usage charges collected from the wireless subscribers.
(*2)	Other revenue includes revenue from billing and collection services as well as other miscellaneous services.

The Company has a right to consideration from a customer in an amount that corresponds directly with the value to the subscriber of the Company’s performance completed, thus, as a practical expedient, the Company recognizes revenue in the amount to which the Company has a right to invoice.

Most of the Company’s transactions are occurring in Korea as it principally operates its businesses in Korea.

21.	Other Operating Expenses

Details of other operating expenses for the three-month periods ended March 31, 2021 and 2020 are as follows:

(In millions of won)	For the three-month period ended
	March 31, 2021		March 31, 2020
Communication	~~W~~	7,096	7,647
Utilities		65,516	67,059
Taxes and dues		2,227	3,214
Repair		48,779	52,279
Research and development		83,499	94,017
Training		4,311	6,117
Bad debt for accounts receivable – trade		2,088	9,229
Others		8,708	11,754

	~~W~~	222,224	251,316

32

SK TELECOM CO., LTD.

Notes to the Condensed Separate Interim Financial Statements

For the three-month periods ended March 31, 2021 and 2020

22.	Other Non-Operating Income and Expenses

Details of other non-operating income and expenses for the three-month periods ended March 31, 2021 and 2020 are as follows:

(In millions of won)	For the three-month period ended
	March 31, 2021		March 31, 2020
Other non-operating Income:
Gain on disposal of property and equipment and intangible assets	~~W~~	725	753
Gain on business transfer		—	12,451
Others		2,804	674

	~~W~~	3,529	13,878

Other non-operating Expenses:
Loss on disposal of property and equipment and intangible assets	~~W~~	1,118	2,748
Donations		3,249	6,177
Bad debt for accounts receivable – other		109	1,103
Others		969	1,377

	~~W~~	5,445	11,405

23.	Finance Income and Costs

(1)	Details of finance income and costs for the three-month periods ended March 31, 2021 and 2020 are as follows:

(In millions of won)	For the three-month period ended
	March 31, 2021		March 31, 2020
Finance Income:
Interest income	~~W~~	6,880	6,157
Gain on sale of accounts receivable – other		7,921	4,679
Dividends		184,599	265,852
Gain on foreign currency transactions		581	707
Gain on foreign currency translations		192	4,484
Gain on settlement of derivatives		—	7,380
Gain relating to financial assets at FVTPL		33,737	—

	~~W~~	233,910	289,259

Finance Costs:
Interest expense	~~W~~	58,047	64,822
Loss on foreign currency transactions		325	885
Loss on foreign currency translations		15	3,154
Loss on settlement of derivatives		—	1,866
Loss relating to financial assets at FVTPL		44	173

	~~W~~	58,431	70,900

33

SK TELECOM CO., LTD.

Notes to the Condensed Separate Interim Financial Statements

For the three-month periods ended March 31, 2021 and 2020

23.	Finance Income and Costs, Continued

(2)	Details of interest income included in finance income for the three-month periods ended March 31, 2021 and 2020 are as follows:

(In millions of won)	For the three-month period ended
	March 31, 2021		March 31, 2020
Interest income on cash equivalents and short-term financial instruments	~~W~~	962	1,844
Interest income on loans and others		5,918	4,313

	~~W~~	6,880	6,157

(3)	Details of interest expense included in finance costs for three-month periods ended March 31, 2021 and 2020 are as follows:

(In millions of won)	For the three-month period ended
	March 31, 2021		March 31, 2020
Interest expense on borrowings	~~W~~	801	1,882
Interest expense on debentures		47,001	46,954
Others		10,245	15,986

	~~W~~	58,047	64,822

(4)	Details of impairment losses for financial assets for the three-month periods ended March 31, 2021 and 2020 are as follows:

(In millions of won)	For the three-month period ended
	March 31, 2021		March 31, 2020
Accounts receivable – trade	~~W~~	2,088	9,229
Other receivables		109	1,103

	~~W~~	2,197	10,332

24.	Income Tax Expense

Income tax expense was calculated by considering current tax expense, adjusted to changes in estimates related to prior periods, and deferred tax expense due to origination and reversal of temporary differences.

34

SK TELECOM CO., LTD.

Notes to the Condensed Separate Interim Financial Statements

For the three-month periods ended March 31, 2021 and 2020

25.	Earnings per Share

(1)	Basic earnings per share

1)	Basic earnings per share for the three-month periods ended March 31, 2021 and 2020 are calculated as follows:

(In millions of won, except for share data)	For the three-month period ended
	March 31, 2021		March 31, 2020
Profit for the period	~~W~~	466,013	404,754
Interest on hybrid bonds		(3,692)	(3,692)
Profit for the period on common shares		462,321	401,062
Weighted average number of common shares outstanding		71,165,780	73,136,448

Basic earnings per share (in won)	~~W~~	6,496	5,484

2)	The weighted average number of common shares outstanding for the three-month periods ended March 31, 2021 and 2020 are calculated as follows:

(In shares)	For the three-month period ended March 31, 2021
	Number of common shares	Weighted average number of common shares
Issued shares at January 1, 2021	80,745,711	80,745,711
Treasury shares at January 1, 2021	(9,418,558)	(9,418,558)
Acquisition of treasury shares	(288,000)	(238,000)
Disposal of treasury shares	120,990	76,627

	71,160,143	71,165,780

(In shares)	For the three-month period ended March 31, 2020
	Number of common shares	Weighted average number of common shares
Issued shares at January 1, 2020	80,745,711	80,745,711
Treasury shares at January 1, 2020	(7,609,263)	(7,609,263)

	73,136,448	73,136,448

35

SK TELECOM CO., LTD.

Notes to the Condensed Separate Interim Financial Statements

For the three-month periods ended March 31, 2021 and 2020

25.	Earnings per Share, Continued

(2)	Diluted earnings per share

1)	Diluted earnings per share for the three-month period ended March 31, 2021 is calculated as follows:

(In millions of won, except for share data)
	For the three-month period ended March 31, 2021
Profit for the period on common shares	~~W~~	462,321
Adjusted weighted average number of common shares outstanding		71,196,407

Diluted earnings per share (in won)	~~W~~	6,494

2)	The adjusted weighted average number of common shares outstanding for the three-month period ended March 31, 2021 is calculated as follows:

(In shares)
For the three-month period ended March 31, 2021
Outstanding shares at January 1, 2021	71,327,153
Effect of treasury shares	(161,373)
Effect of share option	30,627

Adjusted weighted average number of common shares outstanding	71,196,407

For the three-month period ended March 31, 2020, diluted earnings per share is the same as basic earnings per share as there are no dilutive potential common shares.

36

SK TELECOM CO., LTD.

Notes to the Condensed Separate Interim Financial Statements

For the three-month periods ended March 31, 2021 and 2020

26.	Categories of Financial Instruments

(1)	Financial assets by category as of March 31, 2021 and December 31, 2020 are as follows:

(In millions of won)
	March 31, 2021
	Financial assets at FVTPL		Equity instruments at FVOCI	Financial assets at amortized cost	Derivatives hedging instrument	Total
Cash and cash equivalents	~~W~~	-	—	130,635	—	130,635
Financial instruments		—	—	459,354	—	459,354
Short-term investment securities		31,835	—	—	—	31,835
Long-term investment securities(*)		74,110	1,178,032	—	—	1,252,142
Accounts receivable – trade		—	—	1,501,819	—	1,501,819
Loans and other receivables		450,423	—	680,213	—	1,130,636
Derivative financial assets		22,859	—	—	93,975	116,834

	~~W~~	579,227	1,178,032	2,772,021	93,975	4,623,255

(*)	The Company designated ~~W~~1,178,032 million of equity instruments that are not held for trading as financial assets at FVOCI.

(In millions of won)
	December 31, 2020
	Financial assets at FVTPL		Equity instruments at FVOCI	Financial assets at amortized cost	Derivatives hedging instrument	Total
Cash and cash equivalents	~~W~~	-	—	329,208	—	329,208
Financial instruments		—	—	516,354	—	516,354
Short-term investment securities		31,854	—	—	—	31,854
Long-term investment securities(*)		67,301	916,387	—	—	983,688
Accounts receivable – trade		—	—	1,503,552	—	1,503,552
Loans and other receivables		517,175	—	523,813	—	1,040,988
Derivative financial assets		22,859	—	—	62,306	85,165

	~~W~~	639,189	916,387	2,872,927	62,306	4,490,809

(*)	The Company designated ~~W~~916,387 million of equity instruments that are not held for trading as financial assets at FVOCI.

37

SK TELECOM CO., LTD.

Notes to the Condensed Separate Interim Financial Statements

For the three-month periods ended March 31, 2021 and 2020

26.	Categories of Financial Instruments, Continued

(2)	Financial liabilities by category as of March 31, 2021 and December 31, 2020 are as follows:

(In millions of won)
	March 31, 2021
	Financial liabilities at FVTPL		Financial liabilities at amortized cost	Derivatives hedging instrument	Total
Derivative financial liabilities	~~W~~	320,984	—	21,942	342,926
Borrowings		—	19,423	—	19,423
Debentures		—	7,029,614	—	7,029,614
Lease liabilities(*)		—	1,324,618	—	1,324,618
Accounts payable – other and others		—	4,040,815	—	4,040,815

	~~W~~	320,984	12,414,470	21,942	12,757,396

(In millions of won)
	December 31, 2020
	Financial liabilities at FVTPL		Financial liabilities at amortized cost	Derivatives hedging instrument	Total
Derivative financial liabilities	~~W~~	320,984	—	41,018	362,002
Borrowings		—	18,608	—	18,608
Debentures		—	6,875,240	—	6,875,240
Lease liabilities(*)		—	1,313,198	—	1,313,198
Accounts payable – other and others		—	4,446,539	—	4,446,539

	~~W~~	320,984	12,653,585	41,018	13,015,587

(*)

Lease liabilities are not applicable on category of financial liabilities, but are classified as financial liabilities measured at amortized cost on consideration of nature for measurement of liabilities.

38

SK TELECOM CO., LTD.

Notes to the Condensed Separate Interim Financial Statements

For the three-month periods ended March 31, 2021 and 2020

27.	Financial Risk Management

(1)	Financial risk management

The Company is exposed to credit risk, liquidity risk and market risk. Market risk is the risk related to the changes in market prices, such as foreign exchange rates and interest rates. The Company implements a risk management system to monitor and manage these specific risks.

The Company’s financial assets consist of cash and cash equivalents, financial instruments, investment securities, accounts receivable – trade and others, etc. Financial liabilities consist of accounts payable – other, borrowings, debentures, lease liabilities and others.

1) Market risk

(i) Currency risk

The Company is exposed to currency risk mainly on exchange fluctuations on forecasted transactions and recognized assets and liabilities which are denominated in a currency other than the functional currency of the Company.

Monetary assets and liabilities denominated in foreign currencies as of March 31, 2021 are as follows:

(In millions of won, thousands of foreign currencies)
	Assets			Liabilities
	Foreign currencies	Won equivalent		Foreign currencies	Won equivalent
USD	12,385	~~W~~	14,039	1,213,210	~~W~~	1,375,173
EUR	477		634	—		—
JPY	716		7	96,516		992
Others	—		180	—		19

		~~W~~	14,860		~~W~~	1,376,184

In addition, the Company has entered into cross currency swaps to hedge against currency risk related to foreign currency borrowings and debentures.

As of March 31, 2021, a hypothetical change in exchange rates by 10% would have increased (decreased) the Company’s income before income taxes as follows:

(In millions of won)
	If increased by 10%		If decreased by 10%
USD	~~W~~	1,047	(1,047)
EUR		63	(63)
JPY		(98)	98
Others		16	(16)

	~~W~~	1,028	(1,028)

39

SK TELECOM CO., LTD.

Notes to the Condensed Separate Interim Financial Statements

For the three-month periods ended March 31, 2021 and 2020

27.	Financial Risk Management, Continued

(1)	Financial risk management, Continued

1)	Market risk, Continued

(ii)	Interest rate risk

The interest rate risk of the Company arises from borrowings, debentures and long-term payables – other. Since the Company’s interest-bearing assets are mostly fixed-interest bearing assets, the Company’s revenue and operating cash flows from the interest-bearing assets are not influenced by the changes in market interest rates.

The Company performs various analyses to reduce interest rate risk and to optimize its financing. To minimize risks arising from changes in interest rates, the Company takes various measures, such as refinancing, renewal, alternative financing and hedging.

As of March 31, 2021, floating-rate debentures amount to ~~W~~340,050 million, and the Company has entered into interest rate swaps to hedge interest rate risk related to the floating-rate debentures. Therefore, income before income taxes for the three-month period ended March 31, 2021 would not have been affected by the changes in interest rates of floating-rate debentures.

As of March 31, 2021, the floating-rate long-term payables – other are ~~W~~1,200,691 million. If the interest rate increases (decreases) 1% with all other variables held constant, income before income taxes for the period ended March 31, 2021, would change by ~~W~~3,002 million in relation to the floating-rate long-term payables – other that are exposed to interest rate risk.

40

SK TELECOM CO., LTD.

Notes to the Condensed Separate Interim Financial Statements

For the three-month periods ended March 31, 2021 and 2020

27.	Financial Risk Management, Continued

(1)	Financial risk management, Continued

2)	Credit risk

The maximum credit exposure as of March 31, 2021 and December 31, 2020 are as follows:

(In millions of won)
	March 31, 2021		December 31, 2020
Cash and cash equivalents	~~W~~	130,599	329,176
Financial instruments		459,354	516,354
Investment securities		900	900
Accounts receivable – trade		1,501,819	1,503,552
Contract assets		32,231	31,232
Loans and other receivables		1,130,636	1,040,988
Derivative financial assets		116,834	85,165

	~~W~~	3,372,373	3,507,367

Credit risk is the risk of financial loss to the Company if a customer or counterparty to a financial instrument fails to meet its contractual obligations. To manage credit risk, the Company evaluates the creditworthiness of each customer or counterparty considering the party’s financial information, its own trading records and other factors. Based on such information, the Company establishes credit limits for each customer or counterparty.

The Company establishes a loss allowance in respect of accounts receivable – trade and other. The main components of this allowance are a specific loss component that relates to individually significant exposures and a collective loss component established for groups of similar assets in respect of losses that are expected to occur. The collective loss allowance is determined based on historical data of collection statistics for similar financial assets. Also, the Company’s credit risk can arise from transactions with financial institutions related to its cash and cash equivalents, financial instruments and derivatives. To minimize such risk, the Company has a policy to deal only with financial institutions with high credit ratings.

The amount of maximum exposure to credit risk of the Company is the carrying amount of financial assets as of March 31, 2021.

41

SK TELECOM CO., LTD.

Notes to the Condensed Separate Interim Financial Statements

For the three-month periods ended March 31, 2021 and 2020

27.	Financial Risk Management, Continued

(1)	Financial risk management, Continued

3)	Liquidity risk

The Company’s approach to managing liquidity is to ensure that it will always maintain sufficient cash and cash equivalent balances and have enough liquidity through various committed credit lines. The Company maintains enough liquidity within credit lines through active operating activities.

Contractual maturities of financial liabilities as of March 31, 2021 are as follows:

(In millions of won)
	Carrying amount		Contractual cash flows	Less than 1 year	1 – 5 years	More than 5 years
Borrowings(*)	~~W~~	19,423	20,014	13,452	6,562	—
Debentures(*)		7,029,614	8,118,857	965,691	4,155,039	2,998,127
Lease liabilities		1,324,618	1,407,772	312,012	846,920	248,840
Accounts payable – other and others(*)		4,040,815	4,108,086	3,095,282	829,213	183,591

	~~W~~	12,414,470	13,654,729	4,386,437	5,837,734	3,430,558

(*)	Includes interest payables.

The Company does not expect that the cash flows included in the maturity analysis could occur significantly earlier or at different amounts.

As of March 31, 2021, periods in which cash flows from cash flow hedge derivatives are expected to occur are as follows:

(In millions of won)
	Carrying amount		Contractual cash flows	Less than 1 year	1 – 5 years	More than 5 years
Assets	~~W~~	93,975	95,400	17,490	81,381	(3,471)
Liabilities		(21,942)	(22,584)	(931)	(21,653)	—

	~~W~~	72,033	72,816	16,559	59,728	(3,471)

42

SK TELECOM CO., LTD.

Notes to the Condensed Separate Interim Financial Statements

For the three-month periods ended March 31, 2021 and 2020

27.	Financial Risk Management, Continued

(2)	Capital management

The Company manages its capital to ensure that it will be able to continue as a business while maximizing the return to shareholders through the optimization of its debt and equity structure. The overall strategy of the Company is the same as that for the year ended December 31, 2020.

The Company monitors its debt-equity ratio as a capital management indicator. This ratio is calculated as total liabilities divided by total equity; both are from the condensed separate interim financial statements.

Debt-equity ratio as of March 31, 2021 and December 31, 2020 are as follows:

(In millions of won)
	March 31, 2021		December 31, 2020
Total liabilities	~~W~~	14,507,580	14,636,593
Total equity		17,279,903	17,349,858
Debt-equity ratios		83.96%	84.36%

43

SK TELECOM CO., LTD.

Notes to the Condensed Separate Interim Financial Statements

For the three-month periods ended March 31, 2021 and 2020

27.	Financial Risk Management, Continued

(3)	Fair value

1)	Fair value and carrying amount of financial assets and liabilities including fair value hierarchy as of March 31, 2021 and December 31, 2020 are as follows:

(In millions of won)	March 31, 2021
	Carrying amount		Level 1	Level 2	Level 3	Total
Financial assets that are measured fair value:
FVTPL	~~W~~	579,227	—	482,258	96,969	579,227
Derivative hedging instruments		93,975	—	93,975	—	93,975
FVOCI		1,178,032	1,142,780	—	35,252	1,178,032

	~~W~~	1,851,234	1,142,780	576,233	132,221	1,851,234

Financial liabilities that are measured at fair value:
Derivative financial liabilities	~~W~~	320,984	—	—	320,984	320,984
Derivative hedging instruments		21,942	—	21,942	—	21,942

	~~W~~	342,926	—	21,942	320,984	342,926

Financial liabilities that are not measured at fair value:
Borrowings	~~W~~	19,423	—	19,983	—	19,983
Debentures		7,029,614	—	7,397,203	—	7,397,203
Long-term payables – other		1,145,762	—	1,151,044	—	1,151,044

	~~W~~	8,194,799	—	8,568,230	—	8,568,230

(In millions of won)	December 31, 2020
	Carrying amount		Level 1	Level 2	Level 3	Total
Financial assets that are measured at fair value:
FVTPL	~~W~~	639,189	—	549,029	90,160	639,189
Derivative hedging instruments		62,306	—	62,306	—	62,306
FVOCI		916,387	881,135	—	35,252	916,387

	~~W~~	1,617,882	881,135	611,335	125,412	1,617,882

Financial liabilities that are measured at fair value:
Derivative financial liabilities	~~W~~	320,984	—	—	320,984	320,984
Derivative hedging instruments		41,018	—	41,018	—	41,018

	~~W~~	362,002	—	41,018	320,984	362,002

Financial liabilities that are not measured at fair value:
Borrowings	~~W~~	18,608	—	19,131	—	19,131
Debentures		6,875,240	—	7,316,314	—	7,316,314
Long-term payables – other		1,566,323	—	1,582,174	—	1,582,174

	~~W~~	8,460,171	—	8,917,619	—	8,917,619

44

SK TELECOM CO., LTD.

Notes to the Condensed Separate Interim Financial Statements

For the three-month periods ended March 31, 2021 and 2020

27.	Financial Risk Management, Continued

(3)	Fair value, Continued

1)	Fair value and carrying amount of financial assets and liabilities including fair value hierarchy as of March 31, 2021 and December 31, 2020 are as follows, Continued:

The above information does not include fair values of financial assets and liabilities of which fair values have not been measured as carrying amounts are reasonable approximation of fair values.

Fair value of the financial instruments that are traded in an active market (financial assets at FVOCI) is measured based on the bid price at the end of the reporting date.

The Company uses various valuation methods for determination of fair value of financial instruments that are not traded in an active market. Derivative financial contracts and long-term liabilities are measured using the discounted present value methods. Other financial assets are determined using the methods such as discounted cash flow and market approach. Inputs used for such valuation methods include swap rate, interest rate and risk premium, and the Company performs valuation using the inputs which are consistent with natures of assets and liabilities measured.

Interest rates used by the Company for the fair value measurement as of March 31, 2021 are as follows:

Interest rate
Derivative instruments	0.14% ~ 1.81%
Borrowings and debentures	0.96% ~ 1.75%
Long-term payables – other	1.05% ~ 1.95%

2)

There have been no transfers between Level 2 and Level 1 for the three-month period ended March 31, 2021. The changes of financial assets and liabilities classified as Level 3 for the three-month period ended March 31, 2021 are as follows:

(In millions of won)
	Balance at January 1, 2021		Valuation	Acquisition	Disposal	Balance at March 31, 2021
Financial assets:
FVTPL	~~W~~	90,160	33,711	10,000	(36,902)	96,969
FVOCI		35,252	—	—	—	35,252

	~~W~~	125,412	33,711	10,000	(36,902)	132,221

Financial liabilities:
FVTPL	~~W~~	(320,984)	—	—	—	(320,984)

45

SK TELECOM CO., LTD.

Notes to the Condensed Separate Interim Financial Statements

For the three-month periods ended March 31, 2021 and 2020

27.	Financial Risk Management, Continued

(4)	Enforceable master netting agreement or similar agreement

Carrying amount of financial instruments recognized of which offset agreements are applicable as of March 31, 2021 and December 31, 2020 are as follows:

(In millions of won)
	March 31, 2021
	Gross financial instruments recognized		Amount offset	Net financial instruments presented on the condensed separate interim statement of financial position
Financial assets:
Accounts receivable – trade and others	~~W~~	74,945	(74,945)	—
Financial liabilities:
Accounts payable – other and others	~~W~~	75,489	(74,945)	544

(In millions of won)	December 31, 2020
	Gross financial instruments recognized		Amount offset	Net financial instruments presented on the statement of financial position	Relevant financial instruments not offset	Net amount
Financial assets:
Derivative instruments(*)	~~W~~	8,015	—	8,015	(453)	7,562
Accounts receivable – trade and others		79,127	(77,714)	1,413	—	1,413

	~~W~~	87,142	(77,714)	9,428	(453)	8,975

Financial liabilities:
Derivative instruments(*)	~~W~~	453	—	453	(453)	—
Accounts payable – other and others		77,714	(77,714)	—	—	—

	~~W~~	78,167	(77,714)	453	(453)	—

(*)	The balance represents the net amount under the standard terms and conditions of International Swaps and Derivatives Association.

46

SK TELECOM CO., LTD.

Notes to the Condensed Separate Interim Financial Statements

For the three-month periods ended March 31, 2021 and 2020

28.	Transactions with Related Parties

(1)	List of related parties

Relationship	Company
Ultimate Controlling Entity	SK Inc. (Formerly, SK Holdings Co., Ltd.)
Subsidiaries	SK Planet Co., Ltd. and 49 others(*)
Joint ventures	Dogus Planet, Inc. and 4 others
Associates	SK hynix Inc. and 56 others
Others	The Ultimate Controlling Entity’s other subsidiaries and associates, etc.

(*)	As of March 31, 2021, subsidiaries of the Company are as follows:

Subsidiary		Ownership percentage(%)(*1)	Primary business
Subsidiaries owned by the Company	SK Telink Co., Ltd.	100.0	Telecommunication and Mobile Virtual Network Operator service
	SK Communications Co., Ltd.	100.0	Internet website services
	SK Broadband Co., Ltd.	74.3	Telecommunication services
	PS&Marketing Corporation	100.0	Communications device retail business
	SERVICE ACE Co., Ltd.	100.0	Call center management service
	SERVICE TOP Co., Ltd.	100.0	Call center management service
	SK O&S Co., Ltd.	100.0	Base station maintenance service
	SK Telecom China Holdings Co., Ltd.	100.0	Investment (Holdings company)
	SK Global Healthcare Business Group., Ltd.	100.0	Investment
	YTK Investment Ltd.	100.0	Investment association
	Atlas Investment	100.0	Investment association
	SKT Americas, Inc.	100.0	Information gathering and consulting
	One Store Co., Ltd.(*2)	48.4	Telecommunication services
	SK Planet Co., Ltd.	98.7	Telecommunication services, system software development and supply services
	Eleven Street Co., Ltd.	80.3	E-commerce
	DREAMUS COMPANY	51.4	Manufacturing digital audio players and other portable media devices
	ADT CAPS Co., Ltd. (Formerly, SK Infosec Co., Ltd.)(*3)	62.6	Information security service and unmanned security
	Quantum Innovation Fund I	59.9	Investment
	SK Telecom Japan Inc.	100.0	Information gathering and consulting
	id Quantique SA	68.1	Quantum information and communications service
	SK Telecom TMT Investment Corp.	100.0	Investment
	FSK L&S Co., Ltd.	60.0	Freight and logistics consulting business
	Incross Co., Ltd.(*4)	34.6	Media representative business
	Happy Hanool Co., Ltd.	100.0	Service
	SK stoa Co., Ltd.	100.0	Other telecommunication retail business
	Broadband Nowon Co., Ltd.(*5)	100.0	Cable broadcasting services
	T Map Mobility Co., Ltd.	100.0	Mobility business
Subsidiaries owned by SK Planet Co., Ltd.	SK m&service Co., Ltd.	100.0	Database and internet website service
	SK Planet Global Holdings Pte. Ltd.	100.0	Investment (Holdings company)
	SKP America LLC.	100.0	Digital contents sourcing service
	K-net Culture and Contents Venture Fund	59.0	Capital investing in start-ups
Subsidiaries owned by DREAMUS COMPANY	iriver Enterprise Ltd.	100.0	Management of Chinese subsidiaries
	iriver China Co., Ltd.	100.0	Sales and manufacturing of MP3 and 4
	Dongguan iriver Electronics Co., Ltd.	100.0	Sales and manufacturing of e-book devices
	LIFE DESIGN COMPANY Inc.	100.0	Sales of goods in Japan

47

SK TELECOM CO., LTD.

Notes to the Condensed Separate Interim Financial Statements

For the three-month periods ended March 31, 2021 and 2020

28.	Transactions with Related Parties, Continued

(1)	List of related parties, Continued

Subsidiary		Ownership percentage(%)(*1)	Primary business
Subsidiaries owned by ADT CAPS Co., Ltd. (Formerly, SK Infosec Co., Ltd.)	SKinfosec Information Technology(Wuxi) Co., Ltd.	100.0	System software development and supply services
	CAPSTEC Co., Ltd.	100.0	Manned security
Subsidiaries owned by SK Broadband Co., Ltd.	Home & Service Co., Ltd.	100.0	Operation of information and communication facility
	Media s Co., Ltd.(*6)	100.0	Production and supply services of broadcasting programs
Subsidiary owned by Quantum Innovation Fund I	Panasia Semiconductor Materials LLC.	66.4	Investment
Subsidiary owned by id Quantique SA	Id Quantique LLC	100.0	Quantum information and communications service
Subsidiaries owned by FSK L&S Co., Ltd.	FSK L&S(Shanghai) Co., Ltd.	66.0	Logistics business
	FSK L&S(Hungary) Co., Ltd.	100.0	Logistics business
	FSK L&S VIETNAM COMPANY LIMITED	100.0	Logistics business
Subsidiaries owned by Incross Co., Ltd.	Infra Communications Co., Ltd.	100.0	Service operation
	Mindknock Co., Ltd.	100.0	Software development
Subsidiary owned by SK Telecom Japan Inc.	SK Planet Japan, K. K.	79.8	Digital Contents sourcing service
Subsidiary owned by T Map Mobility Co., Ltd.	UT LLC(*7)	100.0	Database and internet website service
Others(*8)	SK Telecom Innovation Fund, L.P.	100.0	Investment
	SK Telecom China Fund I L.P.	100.0	Investment

48

SK TELECOM CO., LTD.

Notes to the Condensed Separate Interim Financial Statements

For the three-month periods ended March 31, 2021 and 2020

28.	Transactions with Related Parties, Continued

(1)	List of related parties, Continued

(*1)	The ownership interest represents direct ownership interest in subsidiaries either by the Company or subsidiaries of the Company.

(*2)

The ownership interest has changed from 52.1% to 48.4% due to unequal paid-in capital increase and third-party share option which was exercised for the three-month period ended March 31, 2021. Although the Company owns less than 50% ownership of the investee, the management has determined that the Company controls One Store Co., Ltd. as it has a right to appoint the majority of the members of the board of directors by the virtue of an agreement with the investee’s other shareholders.

(*3)	On March 4, 2021, SK Infosec Co., Ltd. merged with ADT CAPS Co., Ltd., a subsidiary of SK Infosec Co., Ltd., to improve management efficiency and changed its name to ADT CAPS Co., Ltd.

(*4)

Although the Company owns less than 50% of the investee, the management has determined that the Company controls Incross Co., Ltd. considering the level of dispersion of remaining voting rights and voting patterns at previous shareholders’ meetings, and the fact that the Company has a right to appoint the majority of the members of the board of directors by the virtue of an agreement with the investee’s other shareholders.

(*5)	The Company acquired 513,000 shares (45%) of Broadband Nowon Co., Ltd. at ~~W~~9,512 million in cash for the three-month period ended March 31, 2021.

(*6)	SK Broadband Co., Ltd. newly established Media s Co., Ltd. as its subsidiary for the three-month period ended March 31, 2021.

(*7)	T Map Mobility Co., Ltd. newly established UT LLC as its subsidiary for the three-month period ended March 31, 2021.

(*8)	Others are owned by Atlas Investment and another subsidiary of the Company.

As of March 31, 2021, the Company is included in SK Group, a conglomerate as defined in the Monopoly Regulation and Fair Trade Act. All of the other entities included in SK Group are considered related parties of the Company.

(2)	Compensation for the key management

The Company considers registered directors (3 executive and 5 non-executive directors) who have substantial role and responsibility in planning, operations and relevant controls of the business as key management. The compensation given to such key management for the three-month periods ended March 31, 2021 and 2020 are as follows:

(In millions of won)
	For the three-month period ended
	March 31, 2021		March 31, 2020
Salaries	~~W~~	3,480	4,849
Defined benefits plan expenses		1,815	2,933
Share option		32	32

	~~W~~	5,327	7,814

Compensation for the key management includes salaries, non-monetary salaries and retirement benefits made in relation to the pension plan and compensation expenses related to share options granted.

49

SK TELECOM CO., LTD.

Notes to the Condensed Separate Interim Financial Statements

For the three-month periods ended March 31, 2021 and 2020

28.	Transactions with Related Parties, Continued

(3)	Transactions with related parties for the three-month periods ended March 31, 2021 and 2020, are as follows:

(In millions of won)		For the three-month period ended March 31, 2021
Scope	Company	Operating revenue and others		Operating expense and others(*1)	Acquisition of property and equipment
Ultimate Controlling Entity	SK Inc. (Formerly, SK Holdings Co., Ltd.) (*2)	~~W~~	3,175	263,876	1,450

Subsidiaries	SK Broadband Co., Ltd.		23,388	135,122	—
	PS&Marketing Corporation(*3)		3,349	350,088	16
	SK O&S Co., Ltd.		845	55,696	805
	SK Planet Co., Ltd.		1,080	20,742	—
	SK Telink Co., Ltd.(*4)		20,535	10,211	—
	SERVICE ACE Co., Ltd.		2,938	31,878	—
	SERVICE TOP Co., Ltd.		2,103	35,225	—
	Eleven Street Co., Ltd.		909	3,273	—
	One Store Co., Ltd.		3,635	—	—
	ADT CAPS Co., Ltd. (Formerly, SK Infosec Co., Ltd.)(*5)		13,967	16,337	328
	DREAMUS COMPANY		699	21,581	—
	Others		2,258	6,532	39

			75,706	686,685	1,188

Associates	F&U Credit information Co., Ltd.		190	10,757	—
	SK hynix Inc.(*6)		178,798	39	—
	KEB HanaCard Co., Ltd.		20	842	—
	SK Wyverns Co., Ltd.(*7)		199	8,203	—
	Content Wavve Co., Ltd.		7	695	—
	Others		7,117	138	—

			186,331	20,674	—

Others	SK Engineering & Construction Co., Ltd.		480	—	—
	SK Innovation Co., Ltd.		2,201	3,509	—
	SK Networks Co., Ltd.		377	2,111	24
	SK Networks Service Co., Ltd.		169	9,037	—
	SK Telesys Co., Ltd.		33	76	980
	SK TNS Co., Ltd.		39	3,479	19,956
	SK Energy Co., Ltd.		374	20	—
	SKC Infra Service Co., Ltd.		4	2,578	—
	SK ENS Co., Ltd.		404	—	—
	UbiNS Co., Ltd.		—	196	778
	Happy Narae Co., Ltd.		28	3,720	4,422
	Others		2,357	3,090	117

			6,466	27,816	26,277

		~~W~~	271,678	999,051	28,915

50

SK TELECOM CO., LTD.

Notes to the Condensed Separate Interim Financial Statements

For the three-month periods ended March 31, 2021 and 2020

28.	Transactions with Related Parties, Continued

(3)	Transactions with related parties for the three-month periods ended March 31, 2021 and 2020 are as follows, Continued:

(*1)	Operating expense and others include lease payments by the Company.

(*2)	Operating expense and others include ~~W~~194,617 million of dividends declared by the Company.

(*3)	Operating expense and others include ~~W~~183,708 million paid to PS&Marketing Corporation relating to purchase of accounts receivable resulting from sale of handsets.

(*4)	Operating revenue and others include ~~W~~3,009 million of dividend income recognized.

(*5)	Operating revenue and others include ~~W~~9,637 million of dividend income recognized.

(*6)	Operating revenue and others include ~~W~~170,937 million of dividend income recognized.

(*7)	Transactions with SK Wyverns Co., Ltd. occurred before disposal.

51

SK TELECOM CO., LTD.

Notes to the Condensed Separate Interim Financial Statements

For the three-month periods ended March 31, 2021 and 2020

28.	Transactions with Related Parties, Continued

(3)	Transactions with related parties for the three-month periods ended March 31, 2021 and 2020 are as follows, Continued:

(In millions of won)		For the three-month period ended March 31, 2020
Scope	Company	Operating revenue and others		Operating expense and others(*1)	Acquisition of property and equipment
Ultimate Controlling Entity	SK Inc. (Formerly, SK Holdings Co., Ltd.) (*2)	~~W~~	3,827	269,299	651
Subsidiaries	SK Broadband Co., Ltd.		30,043	130,812	—
	PS&Marketing Corporation(*3)		3,496	308,731	—
	SK O&S Co., Ltd.		1,003	52,695	1,458
	SK Planet Co., Ltd.		615	20,719	244
	SK Telink Co., Ltd.(*4)		102,451	6,520	2
	SERVICE ACE Co., Ltd.(*5)		3,886	35,749	—
	SERVICE TOP Co., Ltd.		2,273	37,675	—
	Eleven Street Co., Ltd.		1,123	2,349	—
	Life & Security Holdings Co., Ltd.(*6)		10,191	23	134
	One Store Co., Ltd.		3,803	62	—
	ADT CAPS Co., Ltd. (Formerly, SK Infosec Co., Ltd.)(*7)		20,072	7,443	42
	DREAMUS COMPANY		391	14,509	—
	Others		2,155	8,766	299

			181,502	626,053	2,179

Associates	F&U Credit information Co., Ltd.		224	11,130	—
	SK hynix Inc.(*8)		154,128	37	—
	KEB HanaCard Co., Ltd.		151	787	—
	SK Wyverns Co., Ltd.		298	9,404	—
	Content Wavve Co., Ltd.		9	9,836	—
	Others		6,734	1,987	—

			161,544	33,181	—

Others	SK Engineering & Construction Co., Ltd.		2,304	1	—
	SK Innovation Co., Ltd.		10,542	3,335	—
	SK Networks Co., Ltd.		547	3,887	—
	SK Networks Service Co., Ltd.		137	9,866	3
	SK Telesys Co., Ltd.		61	220	508
	SK TNS Co., Ltd.		51	1,980	11,883
	SK Energy Co., Ltd.		913	7	—
	SKC Infra Service Co., Ltd.		8	1,939	—
	SK ENS Co., Ltd.		570	—	—
	UbiNS Co., Ltd.		—	143	1,383
	Happy Narae Co., Ltd.		25	2,887	9,794
	Others		3,052	1,648	—

			18,210	25,913	23,571

		~~W~~	365,083	954,446	26,401

52

SK TELECOM CO., LTD.

Notes to the Condensed Separate Interim Financial Statements

For the three-month periods ended March 31, 2021 and 2020

28.	Transactions with Related Parties, Continued

(3)	Transactions with related parties for the three-month periods ended March 31, 2021 and 2020 are as follows, Continued:

(*1)	Operating expense and others include lease payments by the Company.

(*2)	Operating expense and others include ~~W~~194,617 million of dividends declared by the Company.

(*3)	Operating expense and others include ~~W~~183,272 million paid to PS&Marketing Corporation relating to purchase of accounts receivable resulting from sale of handsets.

(*4)	Operating revenue and others include ~~W~~89,969 million of dividend income recognized.

(*5)	Operating revenue and others include ~~W~~2,000 million of dividend income recognized.

(*6)	Operating revenue and others include ~~W~~7,039 million of dividend income recognized.

(*7)	Operating revenue and others include ~~W~~20,028 million of dividend income recognized.

(*8)	Operating revenue and others include ~~W~~146,100 million of dividend income recognized.

53

SK TELECOM CO., LTD.

Notes to the Condensed Separate Interim Financial Statements

For the three-month periods ended March 31, 2021 and 2020

28.	Transactions with Related Parties, Continued

(4)	Account balances with related parties as of March 31, 2021, and December 31, 2020 are as follows:

(In millions of won)		March 31, 2021
		Receivables			Payables
Scope	Company	Loans		Accounts receivable – trade, etc.	Accounts payable – other, etc.
Ultimate Controlling Entity	SK Inc. (Formerly, SK Holdings Co., Ltd.)	~~W~~	—	1,436	222,244

Subsidiaries	SK Broadband Co., Ltd.		—	7,395	217,990
	PS&Marketing Corporation		—	1,664	75,312
	SK O&S Co., Ltd.		—	149	22,145
	SK Planet Co., Ltd.		—	927	16,726
	SK Telink Co., Ltd.		—	16,572	41,850
	SERVICE ACE Co., Ltd.		—	449	19,979
	SERVICE TOP Co., Ltd.		—	45	18,147
	Eleven Street Co., Ltd.		—	448	19,072
	One Store Co., Ltd.		—	267	12,502
	SK m&service Co., Ltd.		—	887	17,556
	ADT CAPS Co., Ltd. (Formerly, SK Infosec Co., Ltd.)		—	10,434	10,554
	SK Communications Co., Ltd.		—	51	11,000
	Others		—	1,602	35,214

			—	40,890	518,047

Associates	F&U Credit information Co., Ltd.		—	14	4,529
	SK hynix Inc.		—	177,029	156
	Wave City Development Co., Ltd.(*1)		—	25,782	—
	Daehan Kanggun BcN Co., Ltd.(*2)		22,147	2,445	—
	KEB HanaCard Co., Ltd.		—	634	76,546
	Others		—	408	1

			22,147	206,312	81,232

Others	SK Engineering and Construction Co., Ltd.		—	460	—
	SK Innovation Co., Ltd.		—	3,335	38,465
	SK Networks Co., Ltd.		—	458	6,119
	SK Networks Services Co., Ltd.		—	—	5,012
	SK Telesys Co., Ltd.		—	8	1,829
	SK TNS Co., Ltd.		—	5	18,693
	SK Energy Co., Ltd.		—	230	186
	Others		—	587	13,144

			—	5,083	83,448

		~~W~~	22,147	253,721	904,971

(*1)	As of March 31, 2021, the Company recognized loss allowance amounting to ~~W~~10,880 million on the accounts receivable – trade.
(*2)	As of March 31, 2021, the Company recognized full loss allowance for the balance of loans to Daehan Kanggun BcN Co., Ltd.

54

SK TELECOM CO., LTD.

Notes to the Condensed Separate Interim Financial Statements

For the three-month periods ended March 31, 2021 and 2020

28.	Transactions with Related Parties, Continued

(4)	Account balances with related parties as of March 31, 2021 and December 31, 2020 are as follows, Continued:

(In millions of won)		December 31, 2020
		Receivables			Payables
Scope	Company	Loans		Accounts receivable – trade, etc.	Accounts payable – other, etc.
Ultimate Controlling Entity	SK Inc. (Formerly, SK Holdings Co., Ltd.)	~~W~~	—	1,593	44,035

Subsidiaries	SK Broadband Co., Ltd.		—	12,035	224,714
	PS&Marketing Corporation		—	1,686	69,301
	SK O&S Co., Ltd.		—	78	38,220
	SK Planet Co., Ltd.		—	412	23,886
	SK Telink Co., Ltd.		—	11,994	26,621
	SERVICE ACE Co., Ltd.		—	210	28,111
	SERVICE TOP Co., Ltd.		—	158	28,215
	Eleven Street Co., Ltd.		—	545	8,182
	One Store Co., Ltd.		—	267	12,320
	SK m&service Co., Ltd.		—	2,688	15,046
	ADT CAPS Co., Ltd. (Formerly, SK Infosec Co., Ltd.)		—	921	13,998
	SK Communications Co., Ltd.		—	28	11,052
	Others		—	1,791	25,729

			—	32,813	525,395

Associates	F&U Credit information Co., Ltd.		—	5	4,005
	SK hynix Inc.		—	6,991	127
	Wave City Development Co., Ltd.(*1)		—	25,782	—
	Daehan Kanggun BcN Co., Ltd.(*2)		22,147	2,779	—
	KEB HanaCard Co., Ltd.		—	352	145,328
	Others		—	7,398	4,150

			22,147	43,307	153,610

Others	SK Engineering and Construction Co., Ltd.		—	410	152
	SK Innovation Co., Ltd.		—	4,277	42,896
	SK Networks Co., Ltd.		—	371	4,533
	SK Networks Services Co., Ltd.		—	—	6,328
	SK Telesys Co., Ltd.		—	33	4,331
	SK TNS Co., Ltd.		—	19	89,370
	SK Energy Co., Ltd.		—	525	233
	Others		—	2,192	26,640

			—	7,827	174,483

		~~W~~	22,147	85,540	897,523

(*1)	As of December 31, 2020, the Company recognized loss allowance amounting to ~~W~~10,880 million on the accounts receivable – trade.
(*2)	As of December 31, 2020, the Company recognized full loss allowance for the balance of loans to Daehan Kanggun BcN Co., Ltd.

55

SK TELECOM CO., LTD.

Notes to the Condensed Separate Interim Financial Statements

For the three-month periods ended March 31, 2021 and 2020

29.	Commitments and Contingencies

(1)	Accounts receivables from sale of handsets

The sales agents of the Company sell handsets to the Company’s subscribers on an installment basis. The Company entered into comprehensive agreements to purchase accounts receivable from handset sales with retail stores and authorized dealers and to transfer the accounts receivable from handset sales to special-purpose companies which were established with the purpose of liquidating receivables, respectively.

The accounts receivable from sale of handsets amounting to ~~W~~494,904 million and ~~W~~571,004 million as of March 31, 2021 and December 31, 2020, respectively, which the Company purchased according to the relevant comprehensive agreement, are recognized as accounts receivable – other and long-term accounts receivable – other.

(2)	Legal claims and litigations

As of March 31, 2021, the Company is involved in various legal claims and litigations. Provision recognized in relation to these claims and litigations is immaterial. In connection with those legal claims and litigations for which no provision was recognized, management does not believe the Company has a present obligation, nor is it expected that any of these claims or litigations will have a significant impact on the Company’s financial position or operating results in the event an outflow of resources is ultimately necessary.

56

SK TELECOM CO., LTD.

Notes to the Condensed Separate Interim Financial Statements

For the three-month periods ended March 31, 2021 and 2020

30.	Statements of Cash Flows

(1)	Adjustments for income and expenses from operating activities for the three-month periods ended March 31, 2021 and 2020 are as follows:

(In millions of won)	For the three-month period ended
	March 31, 2021		March 31, 2020
Gain on foreign currency translations	~~W~~	(192)	(4,484)
Interest income		(6,880)	(6,157)
Dividends		(184,599)	(265,852)
Gain relating to investments in associates		(100,000)	(7,641)
Gain relating to financial assets at FVTPL		(33,737)	—
Gain on disposal of property and equipment and intangible assets		(725)	(753)
Gain on business transfer		—	(12,451)
Gain on settlement of derivatives		—	(7,380)
Gain on sale of accounts receivable – other		(7,921)	(4,679)
Loss on foreign currency translations		15	3,154
Bad debt for accounts receivable – trade		2,088	9,229
Bad debt for accounts receivable – other		109	1,103
Loss relating to financial assets at FVTPL		44	173
Depreciation and amortization		723,227	758,818
Loss on disposal of property and equipment and intangible assets		1,118	2,748
Interest expense		58,047	64,822
Loss on settlement of derivatives		—	1,866
Expense related to defined benefit plan		14,131	15,101
Bonus paid by treasury shares		29,642	—
Share option		47	32
Income tax expense		114,852	82,004
Other expenses		792	13,131

	~~W~~	610,058	642,784

57

SK TELECOM CO., LTD.

Notes to the Condensed Separate Interim Financial Statements

For the three-month periods ended March 31, 2021 and 2020

30.	Statements of Cash Flows, Continued

(2)	Changes in assets and liabilities from operating activities for the three-month periods ended March 31, 2021 and 2020 are as follows:

(In millions of won)	For the three-month period ended
	March 31, 2021		March 31, 2020
Accounts receivable – trade	~~W~~	(219)	5,367
Accounts receivable – other		35,519	39,943
Advanced payments		(2,362)	(12,320)
Prepaid expenses		(1,256)	(24,514)
Inventories		(4,989)	(5,577)
Long-term accounts receivable – other		40,726	43,646
Long-term prepaid expenses		(36,123)	81,314
Guarantee deposits		2,633	(4,334)
Contract assets		(999)	(2,180)
Accounts payable – other		(343,775)	(415,523)
Withholdings		62,626	10,791
Deposits received		1,179	(317)
Accrued expenses		(33,800)	(158,198)
Plan assets		7,111	4,535
Retirement benefit payment		(11,107)	(10,841)
Contract liabilities		952	5,524
Others		(1,623)	26,762

	~~W~~	(285,507)	(415,922)

(3)	Significant non-cash transactions for the three-month periods ended March 31, 2021 and 2020 are as follows:

(In millions of won)	For the three-month period ended
	March 31, 2021		March 31, 2020
Decrease in accounts payable – other relating to the acquisition of property and equipment and intangible assets	~~W~~	(400,780)	(531,113)
Increase of right-of-use assets		108,704	135,623
Contribution in kind for investments		7,000	4,702

58

SK TELECOM CO., LTD.

Notes to the Condensed Separate Interim Financial Statements

For the three-month periods ended March 31, 2021 and 2020

31.	Non-current Assets Held for Sale

(1)

On February 25, 2021, the Company has decided to dispose of the investments in certain associates engaged in mobility business to T map Mobility Co., Ltd. by approval of the board of directors and reclassified entire shares of the investments in associates as non-current assets held for sale.

(In millions of won)
		March 31, 2021
Investments in associates	Grab Geo Holdings PTE. LTD.	~~W~~	30,517
	Carrot General Insurance Co., Ltd.		20,000

		~~W~~	50,517

(2)

On February 25, 2021, the Company has decided to dispose of certain land, buildings, structures and equipment (carrying value: ~~W~~35,280 million) to E-MART Inc. pursuant to the approval of the board of directors and reclassified the property and equipment as non-current assets held for sale.

32.	Subsequent Events

(1)

The Company is considering a potential corporate restructuring whereby the Company will split into a wireless and fixed-line telecommunications company (including, among others, the Company’s interest in SK Broadband Co., Ltd.) (the “Surviving Company”) and a holding company that holds interests in semiconductor and new information and communication technology (“New ICT”) businesses (including, among others, the Company’s interest in SK hynix Inc., ADT CAPS Co., Ltd., Eleven Street Co., Ltd. and T map Mobility Co., Ltd.) (the “Spin-off Company”). The Surviving Company and the Spin-off Company will operate wireless and fixed-line telecommunication businesses and investment business as main business, respectively. A decision regarding the potential spin-off, if any, is expected to be made in the first half of 2021. The Company will disclose such decision at such time.

(2)

On March 25, 2021, the board of directors of the Company made a resolution to additionally contribute of ~~W~~100,000 million to Content Wavve Co., Ltd., an associate, for investing purpose. The contribution was completed on April 13, 2021.

(3)	On May 4, 2021, the board of directors of the Company made a resolution to the retirement of treasury shares, and the details are as follows:

Type and the number of shares	8,685,568 common shares
Amount to be retired	~~W~~1,965,952 million
Retirement date	May 6, 2021
Acquisition of the shares which were retired	Treasury shares that were previously acquired by the Company

59